02049778

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Corporation

*CURRENT ADDRESS 1-8-11, Harumi, Chuo-Ku
Tokyo 104-8610 Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 13 2002
THOMSON
FINANCIAL

FILE NO. 82- 34680 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☒
DEF 14A	*(PROXY)*	☐			

OICF/BY: Amy O'Brien

DATE : 9/3/02

INDEX

Sumitomo Corporation
Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Document	Cross-Reference	Tab Number
Press Release dated July 13, 2001	Annex B 2(g)-9	14
Press Release dated July 24, 2001	Annex B 2(g)-10	15
Press Release dated September 28, 2001	Annex B 2(g)-11	16
Press Release dated October 12, 2001	Annex B 2(g)-12	17
Press Release dated December 10, 2001	Annex B 2(g)-13	18
Press Release dated March 14, 2002	Annex B 2(g)-14	19
Press Release dated April 1, 2002	Annex B 2(g)-15	20
Press Release dated April 2, 2002	Annex B 2(g)-16	21
Press Release dated May 9, 2002	Annex B 2(g)-17	22
Press Release dated June 28, 2002	Annex B 2(g)-18	23
Press Release dated July 17, 2002	Annex B 2(g)-19	24
Notice of Convocation of the Ordinary General Meeting of Shareholders dated May 31, 2001	Annex B 3(a)-1	25
Notice of Convocation of the Ordinary General Meeting of Shareholders dated May 30, 2002	Annex B 3(a)-2	26
Notice of Resolutions of General Meeting of Shareholders dated June 22, 2001	Annex B 3(b)-1	27
Notice of Resolutions of General Meeting of Shareholders dated June 21, 2002	Annex B 3(b)-2	28
Reports for the 133rd Fiscal Year (April 1, 2000 through March 31, 2001) dated May 31, 2001	Annex B 3(c)-1	29

Document	Cross-Reference	Tab Number
Reports for the 134th Fiscal Year (April 1, 2001 through March 31, 2002) dated May 30, 2002	Annex B 3(c)-2	30
Interim Report for the first half of the 134th Fiscal Year (from April 1, 2001 through September 30, 2001) dated December 7, 2001	Annex B 3(d)	31
Annual Report 2001 dated August 10, 2001	Annex B 3(e)	32
Semi-Annual Report 2001 dated December 2001	Annex B 3(f)	33

(English translation)

Consolidated annual results 2000 (Year ended March 31, 2001)

① May 16, 2001

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
For further information contact:
Motoki Kondo, Corporate Communications Dept.
Tel (03)5166-3087
Makoto Nakamura, Accounting Controlling Dept.
Tel (03)5166-3354

1. Operations for the year ended March 31, 2001

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total Trading Transactions	increase/ decrease	Operating income	increase/ decrease	Income before income taxes and equity in losses/earnings of associated companies	increase/ decrease	Net income	increase/ decrease
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2001	10,080,062	(-5.4)	88,853	(51.9)	81,275	(43.0)	40,344	(15.1)
Year ended March 31, 2000	10,656,046	(-6.4)	58,503	(229.7)	56,849	(-)	35,065	(-)

	Net income per share (basic)	Net income per share (diluted)	Net income ratio to net worth	Net income before income tax ratio to total assets	Net income before income tax ratio to total trade transaction
	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2001	37.91	37.14	6.4	1.6	0.8
Year ended March 31, 2000	32.94	32.31	5.8	1.1	0.5

Notes
① Equity in losses/earnings of associated companies
(2001) · -6,452 million (2000) · 5,652 million
② Average shares outstanding
(2001) 1,064,306,912 (2000) 1,064,462,662
③ Changes of accounting policies
None

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31,2001	4,950,079	622,957	12.6	585.33
March 31,2000	4,904,644	634,223	12.9	595.83

(Note) Shares outstanding March 31, 2001: 1,064,277,119 March 31, 2000: 1,064,462,662

(3)Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of period
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2001	85,748	-62,823	14,017	251,532
Year ended March 31, 2000	110,560	159,598	-349,789	211,385

(4) Number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries	520	
Unconsolidated subsidiaries	67	(Equity method applied 0)
Associated companies	291	(Equity method applied 207)

(5) Changes of number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated(new)	50	Affiliated(new)	29
(excluded)	83	(excluded)	36

2. Projections (fiscal year ending March 31, 2002)

	Total trading transaction	Net income
	(millions of yen)	(millions of yen)
Six-month period ending September 30, 2001	4,900,000	20,000
Year ending March 31, 2002	10,000,000	45,000

[Reference] Estimated net income (year ending March 31, 2002) per share (basic) · 42.28

Caution Concerning Forward-looking Statements

This report includes "forward-looking statements" so that the investor can better understand a company's future prospects and make informed investment decisions. Since these forward-looking statements are the management's present expectations of future events, they are inherently susceptible to uncertainty and changes in circumstances. Therefore, the reader is advised not to put undue reliance on these statements, and the company is under no obligation — and expressly disclaims any such obligation — to update or alter its forward-looking statements.

Annex B 2(d)-1

Management results

1. Operating results for the fiscal year

The Company's total trading transactions for the fiscal year came to 10,080 billion yen, down 5.4% from the previous year. By segment, Iron and steel registered an advance of 2.4% and overseas trading subsidiaries was up 11.4%.
The category of nonferrous metals, chemicals, petroleum & carbon, and domestic branches remained relatively constant compared to the previous year's level.
Machinery & electric and media, electronics & information business was off decreased by 7.2%, due to such factors as decrease of domestic machinery business.
Living related, retail & consumer services was down 17.8%, due in part to the decline in transaction volume resulting from the disposition of our tobacco business.

The Company's gross trading profit for the year was 488.4 billion yen, increasing 13.7 billion yen from the previous year. Reflecting a reduction of 18.1billion yen in selling, general and administrative expenses, operating profit improved to 88.8 billion yen, with an increase of 30.3 billion yen.
Income before equity in losses/earnings of associated companies amounted to 81.2 billion yen due to gain on securities transferred to pension fund, received compensation for loss on copper trading and loss on termination and restructuring of projects in other income/expenses, net.
Net income for the fiscal year, after income taxes and equity in earnings (losses) of associated companies, totaled 40.3 billion yen, increasing 5.2 billion yen from the previous year.

2.Projections for the next fiscal year

Total trading transactions are expected to be around 10 trillion yen similar level to this year, and net income to be 45 billion yen.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed consolidated statements of income

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Years ended March 31			
	2001	2000	increase/decrease	
				(%)
Total trading transactions	10,080,062	10,656,046	-575,984	-5.4
Gross trading profit	488,400	474,674	13,726	2.9
(Gross trading profit ratio on total trading transactions)	(4.85%)	(4.45 %)		
Selling, general and administrative expenses	-390,578	-408,688	18,110	4.4
Provision for doubtful receivables	-8,969	-7,483	-1,486	-19.9
Operating income	88,853	58,503	30,350	51.9
Other income (expenses):				
Interest expense (net of interest income)	-18,010	-22,070	4,060	18.4
Dividends	5,979	5,646	333	5.9
Gain on marketable securities and investments, net	37,289	43,480	-6,191	-14.2
Gain on securities transferred to pension fund	35,040	-	35,040	-
Gain on sale of subsidiaries	-	17,170	-17,170	-
Gain on sale of property and equipment, net	1,035	1,312	-277	-21.1
Provision for impairment of long lived assets	-7,753	-30,824	23,071	74.8
Received compensation for loss on copper trading, net	19,125	-	19,125	-
Loss on termination and restructuring of projects	-67,269	-5,461	-61,808	-
Other, net	-13,014	-10,907	-2,107	-19.3
Other income (expenses), net	-7,578	-1,654	-5,924	-358.2
Income before income taxes and equity in losses/earnings of associated companies	81,275	56,849	24,426	43.0
Income taxes	-34,479	-27,436	-7,043	-25.7
Income before equity in earnings (losses) of associated companies	46,796	29,413	17,383	59.1
Equity in earnings (losses) of associated companies, net (after income tax effect)	-6,452	5,652	-12,104	-
Net income	40,344	35,065	5,279	15.1

(Note) Comprehensive incomes for the year ended March 31, 2001 and 2000 were loss of ·2,558 million and gain of ·73,086 million respectively.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed consolidated balance sheets

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

Assets	March 31 2001	March 31 2000	increase/ decrease
Current assets :			
Cash and cash equivalents	251,532	211,385	40,147
Time deposits	5,194	6,149	-955
Marketable securities	14,877	30,480	-15,603
Receivables-trade			
Notes and loans	396,661	351,526	45,135
Accounts	1,174,220	1,066,175	108,045
Associated companies	195,120	128,841	66,279
Allowance for doubtful receivables	-11,600	-11,554	-46
Inventories	418,585	373,334	45,251
Deferred income taxes	23,697	25,815	-2,118
Advance payments to suppliers	61,072	71,644	-10,572
Other current assets	97,232	78,759	18,473
Total current assets	2,626,590	2,332,554	294,036
Investments and long-term receivables :			
Investments in and advances to associated companies	242,516	180,264	62,252
Other investments	704,039	887,884	-183,845
Long-term receivable	648,156	661,159	-13,003
Allowance for doubtful receivables	-95,957	-87,185	-8,772
Total investments and long-term receivables	1,498,754	1,642,122	-143,368
Property and equipment, at cost less accumulated depreciation	705,344	817,524	-112,180
Other assets	119,391	112,444	6,947
Total	4,950,079	4,904,644	45,435

Liabilities and shareholders' equity	March 31 2001	March 31 2000	increase/ decrease
Current liabilities :			
Short-term debt	820,534	559,182	261,352
Current maturities of long-term debt	285,764	398,224	-112,460
Payables-trade			
Notes and acceptances	233,473	201,650	31,823
Accounts	824,005	739,045	84,960
Associated companies	51,107	37,381	13,726
Accrued income taxes	8,701	8,560	141
Other accrued expenses	45,473	57,686	-12,213
Advances from customers	71,462	67,791	3,671
Other current liabilities	112,321	75,515	36,806
Total current liabilities	2,452,840	2,145,034	307,806
Long-term debt, less current maturities	1,772,856	1,942,900	-170,044
Accrued pension and severance liabilities	8,113	41,646	-33,533
Deferred income taxes	24,358	74,068	-49,710
Minority interests	68,955	66,773	2,182
Shareholders' equity :			
Common stock	169,432	169,432	-
Additional paid-in capital	189,536	189,536	-
Retained earnings			
Appropriated for legal reserve	17,235	16,384	851
Unappropriated	261,675	230,697	30,978
Accumulated other comprehensive income			
Net unrealized holding gains on securities available-for-sale	58,020	129,318	-71,298
Foreign currency translation adjustments and other adjustments	-72,748	-101,144	28,396
Treasury stock, at cost	-193	-	-193
Total shareholders' equity	622,957	634,223	-11,266
Total	4,950,079	4,904,644	45,435

Sumitomo Corporation and Consolidated Subsidiaries

Condensed statements of consolidated cash flows

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Years ended March 31		
	2001	2000	increase/decrease
Operating activities			
Net income	40,344	35,065	5,279
Adjustments to reconcile net income to net cash provided by operating activities :			
Depreciation and amortization	57,424	62,124	-4,700
Equity in earnings (losses) of associated companies, net	6,452	-5,652	12,104
Provision for impairment of long lived assets	7,753	30,824	-23,071
Loss on termination and restructuring projects	67,269	5,461	61,808
Gain on marketable securities and investments, net/Gain on sale of subsidiaries	-37,289	-60,650	23,361
Gain on securities transferred to pension fund	-35,040	-	-35,040
Changes in operating assets and liabilities :			
Receivables	-124,889	130,471	-255,360
Inventories	-33,115	20,442	-53,557
Payables	125,476	-85,074	210,550
Other, net	11,363	-22,451	33,814
Net cash provided by operating activities	85,748	110,560	-24,812
Investing activities			
Changes in :			
Property and equipment	-45,961	-98,404	52,443
Loans receivable	-19,267	45,238	-64,505
Time deposits	4,564	40,072	-35,508
Marketable securities	9,840	160,627	-150,787
Other, net	-11,999	12,065	-24,064
Net cash provided by (used in) investing activities	-62,823	159,598	-222,421
Financing activities			
Change in long and short term debts	17,977	-350,437	368,414
Other, net	-3,960	648	-4,608
Net cash provided by (used in) financing activities	14,017	-349,789	363,806
Effect of exchange rate changes on cash and cash equivalents	3,205	-9,369	12,574
Net increase (decrease) in cash and cash equivalents	40,147	-89,000	129,147
Cash and cash equivalents, beginning of year	211,385	300,385	-89,000
Cash and cash equivalents, end of year	251,532	211,385	40,147

Sumitomo Corporation and Consolidated Subsidiaries

Condensed operating segment information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Operating segment information

Year ended March 31, 2001 (Unit: millions of yen)

	Iron & steel	Machinery & electric and media, electronics & information business	Nonferrous metals, chemicals, petroleum & carbon	Living related, retail & consumer services	Domestic branches	Overseas trading subsidiaries	Segment total	Corporate & eliminations	Consolidated
Trading transactions:									
External customers	931,153	3,671,452	1,865,546	1,901,870	854,816	749,953	9,974,790	105,272	10,080,062
Inter - segment	121,282	111,095	360,452	44,371	24,152	332,602	993,954	-993,954	-
Total	1,052,435	3,782,547	2,225,998	1,946,241	878,968	1,082,555	10,968,744	-888,682	10,080,062
Gross trading profit	38,553	155,112	75,370	143,402	20,579	60,883	493,899	-5,499	488,400
Operating income	10,168	22,110	16,051	16,929	3,929	15,432	84,619	4,234	88,853
Assets (As of March 2001)	376,883	1,561,798	620,629	1,040,214	272,102	482,888	4,354,514	595,565	4,950,079

Year ended March 31, 2000 (Unit: millions of yen)

	Iron & steel	Machinery & electric and media, electronics & information business	Nonferrous metals, chemicals, petroleum & carbon	Living related, retail & consumer services	Domestic branches	Overseas trading subsidiaries	Segment total	Corporate & eliminations	Consolidated
Trading transactions:									
External customers	909,738	3,957,952	1,869,701	2,313,047	860,669	673,279	10,584,386	71,660	10,656,046
Inter - segment	107,771	83,165	290,342	35,370	16,639	317,742	851,029	-851,029	-
Total	1,017,509	4,041,117	2,160,043	2,348,417	877,308	991,021	11,435,415	-779,369	10,656,046
Gross trading profit	33,959	158,356	69,722	158,924	20,111	50,469	491,541	-16,867	474,674
Operating income	1,437	10,869	12,124	22,984	2,904	6,297	56,615	1,888	58,503
Assets (As of March 2000)*	397,876	1,539,873	560,494	1,024,654	241,457	454,286	4,218,640	686,004	4,904,644

* Certain reclassification of previously reported amounts has been made to conform with current classification

(English translation)

May 16, 2001

Consolidated annual results 2000 (Year ended March 31, 2001)

[Prepared in accordance with the Japanese accounting standards for interim consolidated financial statements]

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
For further information contact:
Motoki Kondo, Corporate Communications Dept.
Tel (03)5166-3087
Makoto Nakamura, Accounting Controlling Dept.
Tel (03)5166-3354

1. Operations for the year ended March 31, 2001

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Sales	increase/ decrease	Operating profit	increase/ decrease	Ordinary income	increase/ decrease	Net income	increase/ decrease	Net income per share (basic)	Net income per share (diluted)
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(yen)	(yen)
Year ended March 31, 2001	10,100,683	(-5.4)	89,527	(56.9)	72,943	(-6.1)	26,651	(2.3)	25.04	24.64
Year ended March 31, 2000	10,672,407	(-6.3)	57,075	(0.9)	77,672	(62.2)	26,049	(-)	24.47	24.08

	Net income ratio to net worth	Ordinary income ratio to total assets	Ordinary income ratio to total sales
	(%)	(%)	(%)
Year ended March 31, 2001	4.5	1.5	0.7
Year ended March 31, 2000	4.4	1.5	0.7

(Notes) ① Equity in gains (losses) of associated companies (2001) · -7,000 million (2000) · 4,420 million
② Average shares (consolidated) (2001) 1,064,306,912 (2000) 1,064,457,616
③ Changes of accounting policies None

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31,2001	4,902,162	598,192	12.2	562.06
March 31,2000	4,795,133	596,679	12.4	560.56

(Note) Consolidated share March 31, 2001: 1,064,277,119 March 31, 2000: 1,064,430,196

(3)Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of period
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2001	85,748	-61,207	14,017	251,532
Year ended March 31, 2000	110,560	155,103	-349,789	211,385

(4) Number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries 520
Unconsolidated subsidiaries 67 (Equity method applied 0)
Associated companies 291 (Equity method applied 207)

(5) Changes of number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated (new) 50 Affiliated (new) 29
(excluded) 83 (excluded) 36

2. Projections (fiscal year ending March 31, 2002)

	Sales	Ordinary income	Net income
	(millions of yen)	(millions of yen)	(millions of yen)
Six-month period ending September 30, 2001	4,900,000	35,000	20,000
Year ending March 31, 2002	10,000,000	85,000	45,000

[Reference] Estimated net income (year ending March 31, 2002) per share · 42.28

Sumitomo Corporation and Consolidated Subsidiaries

The Group's business operations

(1) The Group, with Sumitomo Corporation as its nucleus and making use of its branches covering the globe and their information networks, carries out transactions in all sorts of fields; in addition it is undertaking diversified activities as an integrated trading company, including the provision of various forms of financing to business transaction partners, the organization and coordination of various types of industrial projects, and investment in subsidiaries in such industries as information technology and retailing.

(2) Commodities and contents of business, and principal subsidiaries and associated companies by industry segment are as follows:

Sumitomo Corporation

Industry segment	Commodities and contents of business	Principal subsidiaries and associated companies
Iron & steel	Development, and trading of iron ore, coal, and iron sources. Domestic and international trading and processing of steel products.	Sumisho Tekko Hanbai Kaisha, Ltd. (S) Asian Steel Company Ltd. (S)
Machinery & electric and media, electronics & information business	Domestic sales and international trading of machinery related to construction, industries and infrastructure. Trading, contracting, and operation of automobiles, rail-related products and ships, aerospace and transportation systems. Planning, developing, and promoting business in media industries, investment in information technology and related fields.	Sumisho Computer Systems Corporation (S) Sumisho Auto Leasing Co., Ltd. (S) Sumisho Electronics Co., Ltd. (S) Summit Development S. A. (S) Jupiter Telecommunications Co., Ltd. (A)
Nonferrous metals, chemicals, petroleum & carbon	Development and international trading of nonferrous raw materials and finished products of nonferrous metals, crude oil, and LNG, chemicals, petroleum and carbon.	Sumisho Metalex Corporation (S) Cantex Inc. (S) Sumisho Oil Corporation (S)
Living related, retail & consumer services	Production and International trading of foodstuffs, textiles, cement, wood chips, pulp, paper products. Owning and managing properties, and developing, contracting, and consulting for residential properties. Various retail and downstream businesses handling a wide range of consumer goods and services.	Summit Inc. (S) The Shinko Seito Co., Ltd. (S) Mammy Mart Corporation (A) Yoshihara Oil Mill, Ltd. (A) PT Summitmas Property (A)
Domestic branches	Various businesses in key points in Japan.	
Overseas trading subsidiaries	Various businesses in key points in the world.	Sumitomo Corporation of America (S) Sumitomo Corporation Europe Holding Ltd. (S) Sumitomo Corporation (Singapore) Pte. Ltd. (S) Sumitomo Corporation (Hong Kong) Ltd. (S)
Others	Comprehensive logistics services, marketing of industrial parks, and insurance services. Financial and commodity business.	Sumisho Lease Co., Ltd. (A) First Philippine Industrial Park Inc. (A)

(Notes) 1. (S) stands for subsidiaries, and (A) for associated companies.
2. Above mentioned companies include following listed subsidiaries: Sumisho Computer Systems Corporation, Sumisho Auto Leasing Co., Ltd. (Tokyo Stock Exchange), Sumisho Electronics Co., Ltd., Sumisho Metalex, and The Shinko Seito Co., Ltd. (OTC).

Management policy

1. Mid-term management strategies and business activity etc. during the fiscal year

In October 1998 the Company adopted a medium-term plan called the "Reform Package" aimed at achieving the expansion of profits and strengthening of the corporate constitution; since then we have moved ahead with full implementation of four measures : (1) profit growth by expansion of core businesses, (2) strengthening the corporate constitution through improving quality of assets, (3) realization of effective, efficient management, and (4) reinforcement of cost competitiveness. The period under review marked the final fiscal year for implementation of the Reform Package, and in order to achieve the targets of this package all of the Company's business divisions concentrated their management resources on core businesses with high profitability and future potential, making efforts to expand these businesses. The Company also made further moves to achieve improved asset quality and thereby strengthen its corporate constitution through withdrawal from less profitable businesses; these moves included the divestiture of our interest in a coal development project in Australia and the sale of an apparel manufacturing and sales company. In addition, we sought to realize more effective and efficient management through, for example, the consolidation of personnel and general administrative service operations into a single company. And we strove to strengthen our cost competitiveness with continued efforts to cut sales and administrative expenses.

As concrete examples of moves to expand core businesses, the Company has identified downstream retailing directly to consumers as one of its strategic priorities, and in this area we entered into a capital and business alliance with The Seiyu, Ltd., one of Japan's leading retail chains, and started working together in such areas as food and apparel, tapping our own integrated corporate strength.

In the field of biotechnology, in addition to our existing Summit Pharmaceuticals International Corporation, which provides support for pharmaceutical research and development, we established SC BioSciences Corporation as a new subsidiary with its own research institute, thereby achieving a comprehensive setup for bioscience activities. In the information and communications field, we moved to achieve greater operational efficiency and to further strengthen our broadband network capabilities through the merger of Titus Communications Corp., a major cable television operator, with our associated company Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator in Japan. We also beefed up the contents of our offerings through Jupiter Programming Co., Ltd., with a major increase in the number of channels.

In the context of a business environment featuring the rapid spread of information networks, we have been actively moving to achieve greater efficiency and higher added value in our existing businesses and to build new businesses through the fusion of our accumulated know-how and advances in IT. This has included moves to switch to e-commerce for the handling of existing lines of business. For example, together with a U.S. company we established SC Grainger Co., Ltd., to operate a website handling transactions in maintenance, repair, and operating (MRO) supplies for factory use. We have also continued to develop our Supply Chain Management (SCM) capabilities in a broad range of fields, such as the unified delivery of supplies and equipment for mobile phone base stations and procurement and inventory management of electronic parts based on customers' purchasing plans.
In addition, we have entered a new field making use of IT with the establishment of Digitalnonbank Co., Ltd., as a joint venture to provide financing services for business-to-business transactions over the Internet.

In the context of calls for harmonization of social and economic development with preservation of the global environment, we have worked to develop our environment-related businesses. For example, we have moved to secure a steady supply of wood chips for paper manufacturing while heeding concern about global warming through participation with other companies in afforestation activities overseas. We also succeeded in the development of "Fibercoat," a material consisting of electrostatically fiber-planted steel sheet, and we established Fibercoat Co., Ltd., as a joint venture to produce and sell this new material, which is aimed at use in air-conditioning ducts and which promises to shorten work periods, reduce costs, and also contribute to decreasing the volume of industrial wastes by eliminating the need for extra insulation.

In addition, on the domestic front we entered the electric power retailing business with the establishment of Summit Energy Corporation as a joint venture for the direct sale of electric power to major users. In conjunction with the opening of Universal Studios Japan (USJ) this spring, we inaugurated Universal CityWalk Osaka, a neighboring large-scale multipurpose complex ; this has been doing lively business. On the international front, we received a large U.S. order for double-decker railway passenger cars, and in shipbuilding we won orders for a large-scale tanker from China and for four bulk freighters from Singapore. Meanwhile, sales of lots at an industrial park we developed in Vietnam have been proceeding at a good pace.

Thanks to such activities, we were able to substantially outperform the target of 8% for our consolidated risk-adjusted return (before taxes). And as a result of moves to invest strategically in new fields while reducing or eliminating our involvement in existing fields as appropriate, we have almost achieved the expected results in the reduction of our consolidated risk-adjusted assets.

i The Supply Chain Management (SCM) system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology (IT) and logistics technology (LT).

ii The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

With respect to the copper trading incident, a number of civil suits in the U.S. in which the Company is a defendant are still pending, and the Company is doing its best to achieve early resolutions of these suits. As to one of these, a suit for damages that had been brought in a state court in California, which had been a major concern, in May of this year a settlement was concluded whereby the Company paid 87.5 million dollars (approximately 10.9 billion yen) to the plaintiffs.

Meanwhile, the Company has been making maximum efforts to recover its damages, bringing several civil suits against foreign financial institutions etc. that abetted the unauthorized trading. Separately from these suits, in May of last year a settlement was concluded with Merrill Lynch of the U.S., whereby the Company received payment of 275 million dollars (approximately 30.0 billion yen). Moreover, in July of last year the Company won its suit for damages against the former General Manager of the Non-Ferrous Metals Department, Yasuo Hamanaka, and others, thereby recovering a part of its damages.

Also, as to the shareholders' derivative action that had been brought against former directors of the Company in reference to this incident, a settlement was concluded in March of this year.

As to the suit that had been brought to nullify, inter alia, certain resolutions of the 128th Ordinary General Meeting of Shareholders, the plaintiff shareholder's petition for review was denied by the Supreme Court, and judgment in the Company's favor became final.

2. Future pressing issues

At Sumitomo Corporation, we have adopted a new medium-term management plan for the two years starting April 2001, the "Step Up Plan," which aims to continue and further develop the process that we implemented under the Reform Package. Under the "Step Up Plan," we will strive to achieve a drastic expansion of our profit base and the further strengthening of our corporate constitution by allocating our management resources strategically and drawing on our integrated corporate strength. In the context of our basic stance of maintaining balance between our consolidated risk-adjusted assets and our consolidated risk buffer (the sum of shareholders' equity and unrealized capital gains on securities and real estate), we will pursue the target of achieving a risk-adjusted return of 5% (10% before taxes). For this purpose we will be pursuing the following three concrete strategies:

(1) *Drastic expansion of our profit base*

We will build and expand our base of core businesses in line with our business portfolio strategy, taking into consideration the profitability and future prospects of each of the diverse fields in which we operate. We will seek to make maximum use of our integrated corporate strength through the fusion of our product strategies and regional strategies, harnessing information technology, or IT, logistics technology, or LT, and financial technology, or FT.

(2) *Further strengthening of our corporate constitution*

In addition to ongoing efforts to further strengthen our corporate constitution by replacing existing assets with superior ones, we will implement integrated risk management at a company-wide level to deal with the diversification and growth of the risks we confront. Also, we will ensure the Company's full compliance with applicable laws and ordinances based on the activities of our Legal Compliance Committee.

(3) Further improvement of our management efficiency

We will strive to further strengthen our cost competitiveness. In concrete terms, we will seek to promote greater efficiency in our corporate divisions.

To accompany the launch of the Step Up Plan, in April this year we implemented a major revamping of our business organization; based on a strategic review of both business fields and functions, we regrouped our operations into 9 business units and 28 divisions. The heads of the business units will manage their respective units more flexibly, organically, and speedily, coordinating the activities of the various regional organizations and formulating and implementing global business strategies for the range of products for which they are responsible. In addition, we have created a new Kansai Regional Business Unit incorporating our organization in Osaka and the offices in the surrounding areas. And in May this year we moved our Global Headquarters to the new Harumi Island Triton Square in Tokyo; meaning that the start of our first full fiscal year of the twenty-first century is also the start of a "New Harumi age" for Sumitomo Corporation.

We intend to make the move to our new Global Headquarters the occasion for an integrated company-wide effort to achieve the goals of our Step Up Plan, working to achieve a drastic expansion of our profit base and the further strengthening of our corporate constitution.

3. Dividend policy

The company has a basic policy of ensuring long-term, stable dividends and has maintained an ordinary dividend of 8 yen per share since fiscal year 1989.

Management results

1. Operating results for the fiscal year

The Company's total sales for the fiscal year came to 10,100.6 billion yen, down 5.4% from the previous year. By segment, Iron and steel registered an advance of 2.4% and overseas trading subsidiaries was up 11.4%. The category of nonferrous metals, chemicals, petroleum & carbon, and domestic branches remained relatively constant compared to the previous year's level. Machinery & electric and media, electronics & information business decreased by 7.2%, due to such factors as decrease of domestic machinery business. Living related, retail & consumer services was down 17.8%, due in part to the decline in transaction volume resulting from the disposition of our tobacco business.

The Company's gross trading profit for the period was 490.4 billion yen, increasing 13.4 billion yen from the previous year. Reflecting a reduction of 19 billion yen in selling, general, and administrative expenses, operating profit improved to 89.5 billion yen, with an increase of 32.4 billion yen. Due in part to decreased gain on marketable securities and investment, net, ordinary income declined by 4.7 billion yen to 72.9 billion yen. Extraordinary gains came to 107.4 billion yen, due to gain on sales of investment securities, gain on securities transferred to pension fund, and received compensation for loss on copper trading. Extraordinary losses, including provision for bad debts reserve of affiliates and others, provision for doubtful receivables and others in specific countries, full amortization of unrecognized net transition obligation of the pension, valuation losses on investment securities, and expenses for settlement related to copper trading, came to 125.1 billion yen.
Reflecting the above results, net income for the fiscal year, after current and deferred income taxes, totaled 26.6 billion yen, an increase of 0.6 billion yen.

2.Projections for the next fiscal year

Total sales are expected to be around 10 trillion yen similar level to this year, ordinary income to be 85 billion yen, and net income to be 45 billion yen.

Sumitomo Corporation and Consolidated Subsidiaries

Sales－consolidated basis

1. By industry segment

(Unit: millions of yen)

	Years ended March 31					
	2001		2000		increase/decrease	
		(%)		(%)		(%)
Iron & steel	931,153	9.1	909,738	8.5	21,415	2.4
Machinery & electric and media, electronics & information business	3,671,452	36.4	3,957,952	37.1	-286,500	-7.2
Nonferrous metals, chemicals, petroleum & carbon	1,865,546	18.5	1,869,701	17.5	-4,155	-0.2
Living related, retail & consumer services	1,901,870	18.8	2,313,047	21.7	-411,177	-17.8
Domestic branches	854,816	8.5	860,669	8.1	-5,853	-0.7
Overseas trading subsidiaries	749,953	7.4	673,279	6.3	76,674	11.4
Corporate & eliminations	125,893	1.3	88,021	0.8	37,872	43.0
Total	10,100,683	100.0	10,672,407	100.0	-571,724	-5.4

2. By type of transaction

(Unit: millions of yen)

	Years ended March 31					
	2001		2000		increase/decrease	
		(%)		(%)		(%)
Domestic	5,737,810	56.8	6,010,879	56.3	-273,069	-4.5
Import	1,642,469	16.3	1,810,720	17.0	-168,251	-9.3
Export	1,717,504	17.0	1,753,647	16.4	-36,143	-2.1
Offshore	1,002,900	9.9	1,097,161	10.3	-94,261	-8.6
Total	10,100,683	100.0	10,672,407	100.0	-571,724	-5.4

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated statements of income

(Unit: millions of yen)

	Years ended March 31			
	2001	2000	increase/decrease	
				(%)
Sales	10,100,683	10,672,407	-571,724	-5.4
Cost of sales	-9,610,228	-10,195,395	585,167	5.7
Gross trading profit	490,455	477,012	13,443	2.8
Selling, general and administrative expenses	-400,928	-419,937	19,009	4.5
Operating profit	89,527	57,075	32,452	56.9
Non-operating income	70,749	98,824	-28,075	-28.4
(Interest income)	(42,299)	(43,069)	(-770)	
(Dividend income)	(5,979)	(5,646)	(333)	
(Other non-operating income)	(22,471)	(50,109)	(-27,638)	
Non-operating expenses	-87,333	-78,227	-9,106	-11.6
(Interest expenses)	(-58,810)	(-63,654)	(4,844)	
(Other non-operating expenses)	(-28,523)	(-14,573)	(-13,950)	
Ordinary income	72,943	77,672	-4,729	-6.1
Extraordinary gains/losses, net	-17,770	-36,246	18,476	
Income before income taxes and minority interests	55,173	41,426	13,747	33.2
Income taxes	-30,286	-24,893	-5,393	-21.7
Income taxes-deferred	6,056	6,392	-336	-5.3
Minority interests	-4,292	3,124	-7,416	-
Net income	26,651	26,049	602	2.3

Notes to consolidated statements of income

(Unit: millions of yen)

	Years ended March 31		
	2001	2000	increase/decrease
Extraordinary gains/losses			
Extraordinary gains			
Gain on sales of fixed assets	5,623	11,873	-6,250
Gains on sales of investment securities	36,746	33,276	3,470
Gain on securities transferred to pension fund	35,040	–	35,040
Received compensation for loss on copper trading	30,001	–	30,001
Extraordinary gains total	107,410	45,149	62,261
Extraordinary losses			
Loss on sales of fixed assets	-4,523	-3,106	-1,417
Loss on sales of investment securities	-1,909	-1,400	-509
Valuation losses on investment securities	-14,619	-4,016	-10,603
Provision for bad debts reserve of affiliates and others	-41,081	-23,058	-18,023
Provision for doubtful receivables and others in specific countries	-26,339	-9,550	-16,789
Full amortization of unrecognized net transition obligation of the pension	-19,670	–	-19,670
Expenses for settlement related to copper trading	-10,876	–	-10,876
Valuation loss on real estate held for development and resale	-6,163	-17,061	10,898
Valuation loss on marketable securities	–	-20,990	20,990
Prior service cost due to reassessment of pension plans	–	-2,214	2,214
Extraordinary losses total	-125,180	-81,395	-43,785
Total	-17,770	-36,246	18,476
For further information			
Provision for doubtful receivables (Included in "Selling, general and administrative expenses")	-6,400	-4,105	-2,295
Gain on sales of marketable securities, net (Included in "Other non-operating income")	10,858	34,605	-23,747
Equity in gain of associated companies, net (Included in "Other non-operating income")	–	4,420	-4,420
Equity in loss of associated companies, net (Included in "Other non-operating expenses")	-7,000	-	-7,000

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated balance sheets

(Unit: millions of yen)

Assets	Mar. 31 2001	Mar. 31 2000	increase/ decrease
Current assets	**2,789,498**	**2,870,462**	**-80,964**
Cash and deposits	256,726	217,534	39,192
Receivables-trade, notes and accounts	1,637,251	1,550,805	86,446
Marketable securities	14,877	366,639	-351,762
Inventories	419,371	382,314	37,057
Deferred tax assets	23,697	28,271	-4,574
Other current assets	472,501	370,004	102,497
Allowance for doubtful receivables	-34,925	-45,105	10,180
Fixed assets	**2,112,664**	**1,820,140**	**292,524**
Tangible fixed assets, at cost less accumulated depreciation	733,171	851,819	-118,648
Intangible fixed assets	54,849	65,810	-10,961
Investments and other assets	1,324,644	902,511	422,133
Investment securities	729,012	308,860	420,152
Long-term loans receivable	236,811	231,889	4,922
Deferred tax assets	10,741	40,553	-29,812
Other investments and assets	410,156	387,040	23,116
Allowance for doubtful receivables	-62,076	-65,831	3,755
Foreign currency translation adjustment	-	**104,531**	**-104,531**
Total	**4,902,162**	**4,795,133**	**107,029**

Liabilities, minority interests and shareholders' equity	Mar. 31 2000	Mar. 31 2000	increase/ decrease
Current liabilities	**2,533,361**	**2,226,216**	**307,145**
Payables-trade, notes and accounts	1,121,569	1,003,869	117,700
Short-term loans	639,549	448,294	191,255
Commercial paper	415,845	286,246	129,599
Deferred tax liabilities	367	160	207
Other current liabilities	356,031	487,647	-131,616
Long-term liabilities	**1,702,349**	**1,900,927**	**-198,578**
Long-term loans	1,328,331	1,575,879	-247,548
Bonds and notes	231,005	156,592	74,413
Employees' retirement allowance	-	25,095	-25,095
Accrued pension and severance liabilities	8,113	-	8,113
Deferred tax liabilities	12,837	10,223	2,614
Other long-term liabilities	122,063	133,138	-11,075
Total liabilities	**4,235,710**	**4,127,143**	**108,567**
Minority interests	**68,260**	**71,311**	**-3,051**
Common stock	169,432	169,432	-
Additional paid-in capital	166,018	166,018	-
Retained earnings	276,588	261,247	15,341
Net unrealized holding gains on securities available-for-sale	63,644	-	63,644
Foreign currency translation adjustment	-77,297	-	-77,297
Treasury stock	-184	-9	-175
Treasury stock held by subsidiaries	-9	-9	-
Total shareholders' equity	**598,192**	**596,679**	**1,513**
Total	**4,902,162**	**4,795,133**	**107,029**

(Notes)

	Mar.31 ,2001	Mar. 31 ,2000
1. Accumulated depreciation of tangible fixed assets	350,891	379,961
2. Notes discounted	37,406	46,225
3. Notes endorsed	1,858	1,202
4. Contingent liabilities for guarantees	130,367	175,582

Consolidated statements of retained earnings

(Unit: millions of yen)

	Year ended March 31 2001		Year ended March 31 2000	
Balance, beginning of year		261,247		245,113
Decrease				
Cash dividends paid	-8,515		-8,516	
Bonuses to directors	-114		-103	
Decrease due to ownership change of affiliates	-2,681	-11,310	-1,296	-9,915
Net income		26,651		26,049
Balance, end of year		276,588		261,247

Condensed statements of consolidated cash flows

(Unit: millions of yen)

	Years ended March 31		
	2001	2000	increase/decrease
Operating activities			
Income before income taxes and minority interests	55,173	41,426	13,747
Depreciation and amortization	66,379	78,683	-12,304
Equity in losses of associated companies, net	7,000	-4,420	11,420
Changes in :			
Receivables	-124,889	130,471	-255,360
Inventories	-33,115	20,442	-53,557
Payables	125,476	-85,074	210,550
Interests, income taxes and other expenses	-52,579	-42,661	-9,918
Other, net	42,303	-28,307	70,610
Net cash provided by operating activities	85,748	110,560	-24,812
Investing activities			
Changes in :			
Time deposits	4,564	40,072	-35,508
Marketable securities and investments	9,840	160,627	-150,787
Property and equipment	-40,750	-95,806	55,056
Loans receivable	-19,267	45,238	-64,505
Other, net	-15,594	4,972	-20,566
Net cash provided by (used in) investing activities	-61,207	155,103	-216,310
Financing activities			
Changes in :			
Loans payable	126,973	-369,928	496,901
Bonds	-108,996	19,491	-128,487
Other, net	-3,960	648	-4,608
Net cash provided by (used in) financing activities	14,017	-349,789	363,806
Effect of exchange rate changes on cash and cash equivalents	3,205	-9,369	12,574
Net increase (decrease) in cash and cash equivalents	41,763	-93,495	135,258
Cash and cash equivalents, beginning of year	211,385	300,385	-89,000
Net increase (decrease) in cash and cash equivalents with changes of consolidation criteria	-1,616	4,495	-6,111
Cash and cash equivalents, end of year	251,532	211,385	40,147

Basic items for production of consolidated financial statements

1. Presentation of the consolidated financial statements
   (1) The consolidated financial statements were prepared in accordance with the Japanese accounting standards for consolidated financial statements.
   (MOF ordinance No. 28, 1976, which was revised as of April 16, 1999).
   (2) Amounts have been rounded to the nearest million.

2. Number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries (520)

Domestic (189)	···	Sumisho Tekko Hanbai Kaisha, Ltd. Sumisho Electronics Co., Ltd. Sumisho Auto Leasing Co., Ltd. Sumisho Computer Systems Corporation Sumisho Metalex Corporation Sumisho Oil Corporation Summit Inc. The Shinko Seito Co., Ltd., etc.
Overseas (331)	···	Sumitomo Corporation of America Sumitomo Corporation Europe Holding Ltd. Sumitomo Corporation (Hong Kong) Ltd. Sumitomo Corporation (Singapore) Pte. Ltd. Asian Steel Company Ltd. Summit Development S. A. Cantex Inc., etc.

Other affiliated companies (equity method) (207)

Domestic (88)	···	Jupiter Telecommunications Co., Ltd. Mammy Mart Corporation Yoshihara Oil Mill, Ltd. Sumisho Lease Co., Ltd., etc.
Overseas (119)	···	P.T. Summitmas Property First Philippine Industrial Park Inc., etc.

3. Summary of significant accounting policies

   (1) Securities
   Effective April 1, 2000, the Companies apply "Accounting Standards for Financial Instruments" in Japan. Securities classified as available-for-sale securities are accounted for at fair value with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity.

   (2) Allowance for doubtful receivables
   The allowance for doubtful accounts are provided in an amount sufficient to cover possible losses on collection by estimating uncollectable amounts individually and applying a percentage based on collection experience to the remaining accounts.

   (3) Accrued pension and severance liabilities
   Effective April 1, 2000, the Companies apply "Accounting Standards for Post-Employment Benefit" in Japan.
   The Companies amortized unrecognized net transition obligation of 19,670 million yen at the time of transition as extraordinary loss.

   (4) Accounting for hedging instruments
   The Companies utilize interest rate swap, interest rate cap, and future contracts as a means of managing their interest rate exposures on certain assets and liabilities under current hedge accountings. The companies also utilize foreign exchange forward contracts principally as hedges of receivables and commitments denominated in foreign currencies.
   The gains and losses related to such contracts are principally recognized according to the deferred method.

Sumitomo Corporation and Consolidated Subsidiaries

Segment information

1. Industry segment information

Year ended March 31, 2001

(Unit: millions of yen)

	Iron & steel	Machinery & electric and media, electronics & information business	Nonferrous metals, chemicals, petroleum & carbon	Living related, retail & consumer services	Domestic branches	Overseas trading subsidiaries	Segment total	Corporate & eliminations	Consolidated
Sales:									
External customers	931,153	3,671,452	1,865,546	1,901,870	854,816	749,953	9,974,790	125,893	10,100,683
Inter - segment	121,282	111,095	360,452	44,371	24,152	332,602	993,954	-993,954	-
Total	1,052,435	3,782,547	2,225,998	1,946,241	878,968	1,082,555	10,968,744	-868,061	10,100,683
Gross trading profit	38,553	155,112	75,370	143,402	20,579	60,883	493,899	-3,444	490,455
Operating profit	10,168	22,110	16,051	16,929	3,929	15,432	84,619	4,908	89,527
Assets	376,883	1,561,798	620,629	1,040,214	272,102	482,888	4,354,514	547,648	4,902,162

Year ended March 31, 2000

(Unit: millions of yen)

	Iron & steel	Machinery & electric and media, electronics & information business	Nonferrous metals, chemicals, petroleum & carbon	Living related, retail & consumer services	Domestic branches	Overseas trading subsidiaries	Segment total	Corporate & eliminations	Consolidated
Sales:									
External customers	909,738	3,957,952	1,869,701	2,313,047	860,669	673,279	10,584,386	88,021	10,672,407
Inter - segment	107,771	83,165	290,342	35,370	16,639	317,742	851,029	-851,029	-
Total	1,017,509	4,041,117	2,160,043	2,348,417	877,308	991,021	11,435,415	-763,008	10,672,407
Gross trading profit	33,959	158,356	69,722	158,924	20,111	50,469	491,541	-14,529	477,012
Operating profit	1,437	10,869	12,124	22,984	2,904	6,297	56,615	460	57,075
Assets	397,876	1,539,873	560,494	1,024,654	241,457	454,286	4,218,640	576,493	4,795,133

* Certain reclassification of previously reported amounts has been made to conform with current classification

2. Geographic segment information

Year ended March 31, 2001 (Unit: millions of yen)

	Japan	North and Central America	Europe	Asia and Oceania	Others	Segment total	Corporate & eliminations	Consolidated
Sales:								
External customers	8,823,713	567,059	285,986	408,341	15,584	10,100,683	-	10,100,683
Inter - segment	822,721	106,712	69,826	90,355	666	1,090,280	-1,090,280	-
Total	9,646,434	673,771	355,812	498,696	16,250	11,190,963	-1,090,280	10,100,683
Gross trading profit	357,286	59,183	30,976	36,598	6,380	490,423	32	490,455
Operating profit	51,482	20,516	6,761	10,008	728	89,495	32	89,527
Assets	3,997,317	519,704	361,688	295,120	242,615	5,416,444	-514,282	4,902,162

Year ended March 31, 2000 (Unit: millions of yen)

	Japan	North and Central America	Europe	Asia and Oceania	Others	Segment total	Corporate & eliminations	Consolidated
Sales:								
External customers	9,370,812	583,178	283,767	392,550	42,100	10,672,407	-	10,672,407
Inter - segment	804,233	110,553	37,115	71,068	1,504	1,024,473	-1,024,473	-
Total	10,175,045	693,731	320,882	463,618	43,604	11,696,880	-1,024,473	10,672,407
Gross trading profit	353,739	54,274	28,631	33,013	6,673	476,330	682	477,012
Operating profit	33,748	11,511	4,186	6,063	1,366	56,874	201	57,075
Assets	3,686,633	524,989	401,635	302,664	241,491	5,157,412	-362,279	4,795,133

3. Export and offshore sales

Year ended March 31, 2001 (Unit: millions of yen)

	North and Central America	Europe	Asia and Oceania	Others	Total
I Export and offshore sales	971,495	425,994	1,210,746	112,169	2,720,404
II Consolidated sales					10,100,683
III Export and offshore sales as percent of consolidated sales	9.6	4.2	12.0	1.1	26.9

Year ended March 31, 2000 (Unit: millions of yen)

	North and Central America	Europe	Asia and Oceania	Others	Total
I Export and offshore sales	945,754	432,169	1,266,481	206,404	2,850,808
II Consolidated sales					10,672,407
III Export and offshore sales as percent of consolidated sales	8.9	4.0	11.9	1.9	26.7

(Note) Export and offshore sales are those made by the Companies in countries or territories outside Japan.

Marketable securities Year ended March 31, 2001

(Unit: millions of yen)

1. Held-to-maturity (marketable)

	Book value	Market value	Unrealized gains/losses
(1) Bonds	41,014	40,300	-714
Total	41,014	40,300	-714

2. Available-for-sale (marketable)

	Historical cost	Book value	Unrealized gains/losses
(1) Stocks	310,898	420,441	109,543
(2) Bonds	15,224	15,867	643
Total	326,122	436,308	110,186

3. Non-marketable securities

(1) Held-to-maturity

	Book value
Bonds	3,222
Total	3,222

(2) Available-for-sale

	Book value
Stocks	106,730
Bonds	9,558
Other equity securities	31,250
Total	147,538

4. Investment in consolidated subsidiaries and associated companies (marketable)

	Book value	Market value	Unrealized gains/losses
(1) Investment in consolidated subsidiaries	7,668	104,519	96,851
(2) Investment in associated companies	11,157	24,701	13,544
Total	18,825	129,220	110,395

Pensions and other postretirement benefits

1. Pensions and other postretirement benefits plan

Sumitomo Corporation and its main domestic consolidated subsidiaries have non-contributory defined benefit plans. Additionally, the companies have payments which are not covered by the Japanese accounting standard for postretirement benefits such as early retirement bonus.
Certain domestic subsidiaries and associated companies participate in an Employee pension fund as a group, which is stipulated by the Welfare Pension Insurance Law.

2. Pensions and other post retirement obligation/pension cost

		(millions of yen)
(1)	Accrued pension and severance liabilities	8,113
(2)	Prepaid pension cost	29,781
(3)	Net periodic pension cost	34,236

3. Assumptions used for determining Accrued pension and severance liabilities

(1)	Recognition of periodic pension cost	Benefit / years-of-service approach
(2)	Weighted-average discount rate	Mainly 3.0%
(3)	Expected long term rate of return on plan assets	Mainly 3.0%
(4)	Amortization duration of unrecognized net transition obligation	Fully expensed for the year
(5)	Amortization duration of actuarial loss	Mainly 12 years

Annex B 2(d)-3

May 9, 2002

Consolidated annual results 2001

(Year ended March 31, 2002)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

This is an English translation of the document which is required to file to Tokyo Stock Exchange.

Sumitomo Corporation
Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
For further information contact:
Keiji Nakajima, Corporate Communications Dept. Tel. (03)5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel. (03)5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Operations for the year ended March 31, 2002

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total Trading Transactions	increase/decrease	Operating income	increase/decrease	Income before income taxes and equity in earnings/losses of associated companies	increase/decrease	Net income	increase/decrease
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2002	9,645,379	(-4.3)	88,368	(-0.5)	83,008	(-4.0)	45,216	(12.1)
Year ended March 31, 2001	10,080,062	(-5.4)	88,853	(51.9)	86,449	(62.6)	40,344	(15.1)

	Net income per share (basic)	Net income per share (diluted)	Net income ratio to net worth	Net income before income tax ratio to total assets	Net income before income tax ratio to total trade transaction
	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2002	42.49	41.59	7.1	1.7	0.9
Year ended March 31, 2001	37.91	37.14	6.4	1.8	0.9

Notes

① Equity in earnings (losses) of associated companies (2002) ¥ 209 million (2001) ¥ -6,452 million

② Average shares outstanding (consolidated) (2002) 1,064,206,644 (2001) 1,064,306,912

③ Changes of accounting policies None

④ Percentage figures are changes from the previous fiscal year.

⑤ For the FY2001, Minority interests in earnings (losses) of subsidiaries is excluded from Income before income taxes and equity in earnings (losses) of associated companies. The figures for the FY2000 are reclassified accordingly.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2002	4,852,554	650,366	13.4	611.14
March 31, 2001	4,950,079	622,957	12.6	585.33

(Note) Shares outstanding (consolidated) March 31, 2002: 1,064,192,949 March 31, 2001: 1,064,277,119

(3)Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2002	72,726	-78,823	26,651	276,726
Year ended March 31, 2001	85,748	-62,823	14,017	251,532

(4) Number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries 523

Associated companies 197

(5) Changes in number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated	(added)	33	Affiliated	(added)	23
	(reduced)	30		(reduced)	33

2. Projections (fiscal year ending March 31, 2003)

	Total trading transaction	Net income
	(millions of yen)	(millions of yen)
Six-month period ending September 30, 2002	4,500,000	20,000
Year ending March 31, 2003	9,500,000	55,000

[Reference] Estimated net income (year ending March 31, 2003) per share (basic) ¥ 51.68

The Group's business operations

(1) The Group, with Sumitomo Corporation as its nucleus and making use of its branches covering the globe and their information networks, carries out transactions in a wide array of industries; in addition it is undertaking diversified activities as an integrated trading company, including the provision of various forms of financing to business transaction partners, the organization and coordination of various types of industrial projects, and investment in subsidiaries in such industries as information technology and retailing.

(2) Commodities and contents of business, and principal subsidiaries and associated companies by industry segment are as follows:

Industry segment	Commodities and contents of business	Principal subsidiaries and associated companies	
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.	Sumisho Metalex Corporation (S) ○ Asian Steel Company Ltd. (S) SC Steel Investment, Inc. (S)	Sumisho Tekko Hanbai Co., Ltd. (S) SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.	Sumisho Auto Leasing Co., Ltd. (S) ◎ P.T. Oto Multiartha (S)	Summit Development S.A. (S) Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipments related to industries, infrastructure, electricity and energy. Sales and installation of equipments and systems related to communication network and electronics. Promotion of other related businesses.	Sumisho Machinery Trade Corporation (S) Mobicom Corporation (A)	SC Machinex Corporation (S)
Media, Electronics & Network	Distribution and installation of equipments, systems, parts and materials related to information and communications, the Internet, and network systems. Promoting media businesses, including programming and movies, and other related businesses.	Sumisho Computer Systems Corporation (S) ◎ Sumitronics Asia Holding Pte. Ltd. (S)	Sumisho Electronics Co., Ltd. (S) ○ Jupiter Telecommunications Co., Ltd. (A)
Chemical	Manufacturing and sales of inorganic and specialty chemicals, pharmaceuticals, agricultural chemicals, plastics and organic chemicals, and materials and systems related to biotechnology. Promotion of other related businesses.	Sumitomo Shoji Plastics Co., Ltd. (S) Sumitomo Shoji Chemicals Co., Ltd. (S)	Summit Pharmaceuticals International Corporation (S) Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of iron ore, coal, iron sources, nonferrous raw materials, crude oil, LNG, petroleum, carbon, materials and finished products of crude oil, gas and coal. Domestic electricity and energy related businesses.	*Sumisho Oil Corporation* (S) Nusa Tenggara Mining Corporation (S)	Sumisho Coal Australia Pty. Ltd. (S) LNG Japan Corporation (A)
Consumer Goods & Service	Production and international trading of raw materials and products of foodstuffs, textiles and fertilizers. Operation of retail and downstream businesses handling a wide range of consumer goods and services.	Summit Inc. (S) Mammy Mart Corporation (A) ○ Nittoh Bion Co., Ltd. (S) ○	Shinko Sugar Co., Ltd. (S) ○ Yoshihara Oil Mill, Ltd. (A) ◎ Otto-Sumisho Inc. (A)
Materials & Real estate	Production and international trading of cement, wood chips, paper pulp, tires and other materials. Owning and managing properties, and developing, contracting, and consulting for residential properties.	Sumisho Paper Co., Ltd. (S) S.C. Cement Co., Ltd. (S)	Sumisho&Mitsuibussan Kenzai Co., Ltd. (A) P.T. Summitmas Property (A)
Financial & Logistics	Financial and commodity business. Comprehensive logistic services, marketing of industrial parks, and insurance services.	Bluewell Corporation (S) P.T. East Jakarta Industrial Park (S)	*Sumitrans (Japan) Corporation* (S) Sumisho Capital Management Co. (S)
Domestic Offices and Subsidiaries	Various businesses in key points in Japan.	Sumisho Textile Company, Ltd. (S) Sumisho Montblanc Co., Ltd. (S) Nippon Katan Co., Ltd. (A) ○	Sumisho Steel Sheets Works Co., Ltd. (S) Reibi Corporation (S)
Overseas Offices and Subsidiaries	Various businesses in key points in the world.	Sumitomo Corporation of America (S) Sumitomo Corporation (Singapore) Pte. Ltd. (S)	Sumitomo Corporation Europe Holding Ltd. (S) Total 8 subsidiaries in China (S)
Corporate		*Sumisho Lease Co., Ltd.* (A) ◎	

(Notes)
1. (S) stands for subsidiaries, and (A) for associated companies.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).

Management policy

1. Mid-term management strategies and business activity etc. during the fiscal year

In June 2001, Motoyuki Oka took office as president and CEO of Sumitomo Corporation. At the same time, we moved our corporate headquarters from Osaka to a new home in Chuo-ku, Tokyo. It was under this new setup that we embarked on implementation of the Step Up Plan, our new medium-term management plan.

The Step Up Plan, which represents the continuation and further development of the process that we implemented under the Reform Package through the previous fiscal year, aims to achieve a drastic expansion of our profit base and the further strengthening of our corporate constitution by allocating management resources strategically and drawing on our integrated corporate strength. To provide the appropriate corporate infrastructure for this purpose, we implemented a new organizational setup, consisting of nine Business Units operating on the principles of autonomous management and independent responsibility and a streamlined Corporate Group focusing on core functions. We also introduced a new budgeting system to promote the reallocation of management resources.

In order to achieve the goal of dramatically expanding our profit base, we have concentrated our efforts on the building and expansion of our base of core businesses. As specific examples of our activities, in the information and communications field, our associated company Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator offering a combination of cable television, Internet, and telephone services; topped the 1 million mark in subscribing households in June 2001 and continued to record steady growth in its subscriber base thereafter, reaching a figure of 1.36 million households approximately as of the fiscal year end (March 31, 2002). Meanwhile, Jupiter Programming Co., Ltd., also a multiple system operator, which provides programming for cable TV and satellite broadcasting services, solidified its profit base and was able to record a profit in the consolidated accounts for the year ending last December thanks to the promotion of programming sales in close cooperation with J-COM. Also, in the area of Internet-related operations, we developed our electronic medical record business, which allows multiple healthcare institutions to share the same set of medical treatment records. With respect to operations that tap our Supply Chain Management (SCM)* capabilities, we have developed and expanded our business of unified delivery of a variety of electronic parts based on customers' production plans. In addition, we have entered into a comprehensive contract for logistical handling of food products, an operation requiring both advanced technology and speed. And we established a system for optimal inventory management and immediate delivery in sales of goods at a major theme park through online information sharing. With these and other undertakings we have continued to develop our SCM activities in a wide range of fields.

* The Supply Chain Management (SCM) system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology (IT) and logistics technology (LT).

In the field of retailing directly to consumers, we established Coach Japan, Inc., as a joint venture with Coach, Inc., of the United States, which manufactures and sells deluxe bags and accessories. We have started working to establish the Coach brand in Japan, and we are now preparing to open a flagship store in Tokyo's prestigious Ginza district. Also during the period under review, The Seiyu, Ltd., a major retailer in which we are the leading shareholder, entered into an equity and business partnership with Wal-Mart Stores, Inc., in connection with which we are slated to increase our own equity investment in Seiyu. The partnership reflected Wal-Mart's high assessment of our own company's global network and retail know-how. Meanwhile we are continuing to expand the scope of operations of our Otto-Sumisho group, which has been doing well in its business as a mail-order retailer of clothing, cosmetics, and other products.

In the area of biotechnology, our subsidiary Summit Pharmaceuticals International Corporation has been actively building up its operations to support medical and pharmaceutical research and development, while SC BioSciences Corporation, a subsidiary that imports and sells related equipment, has been developing leading-edge devices particularly in the area of gene and protein decoding, where rapid advances are expected in the period to come. Together with these subsidiaries we established a firm to manage a biotechnology venture fund on a scale of ¥10 billion, and we launched a new subsidiary in the United States to serve as the base for finding prospective investment targets and new bio-businesses.

One area of business with strong growth prospects is that of environment-related operations, in which we have been undertaking a variety of activities. We received an order overseas for a plant to remove toxic substances from steel manufacturing equipment emissions. In addition we put together a contract for Tohoku Electric Power Co., Inc., to purchase coal and greenhouse gas emission reduction credits as a single package; we also invested in a company involved in emissions trading and others. In fields relating to nanotechnology, we teamed up with the U.S. firm Carbon Nanotechnologies Inc., which has been developing and producing carbon nanotubes, a revolutionary new material that offers superior thermal and electrical conductivity and strength; together with this company we have started sales in a wide range of industries within Japan and elsewhere in Asia. Our Sumisho Auto Leasing Corporation has developed its business favorably, taking advantage of its number-two ranking within the industry in terms of the number of vehicles in its fleet, and in March this year its listing was shifted from the Second Section to the First Section of the Tokyo Stock Exchange. Also in the area of leasing, we established a new company in the Netherlands, Sumisho Aircraft Asset Management B.V., to become actively involved in the provision of operating leases to supply aircraft owned by the company to airlines.

In order to enhance our profitability, we have been actively entering into merger arrangements and partnerships with other trading companies in specific businesses. For example, we teamed up with Mitsubishi Corporation to merge and expand our operations in the area

of mobile phone and phone line sales through the establishment of MS Communications Co., Ltd. Together with Nissho Iwai Corporation we established LNG Japan Corporation as a joint venture to get involved on a full-fledged basis in the import and sale of liquefied natural gas and in related investment and lending activities. And through a tie-up with Mitsui & Co., Ltd., we set up Sumisho & Mitsuibussan Kenzai Co., Ltd., to consolidate our sales of building and construction materials.

As a common theme in all these business operations, we have been continuing our long-standing emphasis on the importance of compliance with applicable laws and regulations, one of our corporate Management Principles. During the course of the period under review our Legal Compliance Committee drafted and distributed an internal manual to heighten employees' awareness as part of a further strengthening of our efforts to ensure full compliance.

With respect to the copper trading incident, we have been doing our best to achieve prompt resolution of the several civil lawsuits against the Company in the United States; three of them were settled during the period under review. We have also been making maximum efforts to recover our own losses, bringing suits for damages against foreign financial institutions and others that abetted the unauthorized copper trading. In March this year we reached a settlement with J.P. Morgan Chase & Co. under which the latter paid us $125 million (approximately ¥16.7 billion).

2. Future pressing issues

At Sumitomo Corporation we will move ahead firmly with implementation of our Step Up Plan, aiming to achieve this plan's quantitative target of a consolidated risk-adjusted return** of at least 5% after taxes.

In concrete terms, we will work to expand our profit base by promoting the shift to superior assets through the allocation of management resources to those fields showing greater prospects for profitability and future growth based on our business portfolio strategy. As part of this drive, we will be focusing on the expansion of the markets in China and in a number of Central European countries, such as Poland, the Czech Republic, and Hungary, and we will direct special efforts to business in these countries.

To further improve the efficiency of our operations, we will complete our round of corporate reorganization this July by replacing the current six-group setup of our Corporate Group with two groups, one office and one department so as to achieve enhanced functionality and productivity. And we will move ahead with the company-wide sharing

** The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

and use of accounting, transaction and operating-results information through the full-fledged implementation of our Sigma 21 accounting and sales management system, which has been in partial operation since last August.

In order to achieve the further strengthening of our corporate constitution, we will promote comprehensive risk management on a company-wide basis. Our efforts in this area will include the establishment of a solid oversight system and the advance preparation of contingency measures to deal with the sudden emergence of risks. We will also continue with our ongoing program to secure thorough legal compliance.

With respect to corporate governance, recognizing the prime importance of enhancing the efficiency and soundness of our management and of providing transparency, we will strive to build a flexible and efficient management setup that fully considers global trends and changes in Japanese Company's law and that at the same time builds on the positive aspects of Japan's own management culture. As part of this drive, through the requisite procedures in this year's General Meeting of Shareholders, we will reduce the number of directors so as to invigorate the Board of Directors.

Through these efforts, we will work to further develop Sumitomo Corporation as a company that will continue to achieve prosperity and realize dreams for our shareholders and all our other stakeholders. At the same time we will strive to further increase our corporate value and conduct our activities in such a way as to earn our shareholders' understanding.

3. Attitude and policy for reducing the quantity of trading unit (round lot)

We understand that reducing the quantity of trading unit (round lot) might encourage to expand our investor base and the liquidity of Sumitomo Corporation's stock. Since we believe that our liquidity is at a satisfactory level currently, we will carefully consider this issue by examining both future market demand and its related cost.

4. Dividend policy

The company has a basic policy of ensuring long-term, stable dividends and has maintained an ordinary dividend of 8 yen per share since fiscal year 1989.

Management results

1. Operating results for the fiscal year

The Company's consolidated total trading transactions for the fiscal year 2001 amounted to 9,645.4 billion yen, a 4.3% decrease from the previous year. This was due to both, domestic and foreign economic slowdown and the continued withdrawal from less profitable businesses.
Gross trading profit of 487.3 billion yen was almost the same level as the previous year. By segment, automobile related businesses of Transportation & Construction Systems and overseas plant project businesses of Machinery & Electric showed continuing strong performances. Consumer Goods & Service and Materials & Real Estate increased as well. However, Media, Electronics & Network decreased due to the slowdown in electronic devices market, and Chemical was affected by the weak performance in the PVC conduit business in the U.S. The domestic regional business units and overseas branches also decreased.

Operating income slightly decreased to 88.4 billion yen, 0.5 billion yen less than the previous year. Despite the increase in selling, general and administrative expenses resulting from the expansion of subsidiaries' businesses, provision for doubtful receivables reflected a net reversal of 19.3 billion yen due to the collection of certain doubtful receivables.

In other income/expenses, though the valuation losses of marketable equity securities were recognized, it was offset by gain on securities transferred to pension fund, received compensation for loss on copper trading, and reversal of allowance for doubtful receivables and others in specific countries. In addition, equity in earnings of associated companies improved 6.7 billion yen. Reflecting the above results, net income for the fiscal year, totaled 45.2 billion yen, an increase of 4.9 billion yen, which represents a 12.1% increase from the previous year.

2. Projections for the next fiscal year (consolidated)

Consolidated total trading transaction is expected to be 9.5 trillion yen, gross trading profit to be 520 billion yen, operating income to be 100 billion yen, and net income to be 55 billion yen.

3. Financial position

As of March 31, 2002, total assets decreased to 4,852.6 billion yen, by 97.5 billion yen from the previous fiscal year. This was due to the reduction of operating assets in domestic business and the impact from deconsolidation and becoming associated companies by forming alliances with other companies. Shareholders' equity amounted to 650.4 billion yen, increasing 27.4 billion yen from the previous year. As a result, the shareholders' equity ratio improved by 0.8 points to 13.4%.

In fiscal year 2001, the net cash provided by operating activities was 72.7 billion yen, while net cash of 78.8 billion yen was used in investing activities, relating to new investments for expanding core businesses and replacing assets. As a result, free cash flow for the fiscal year 2001 amounted to 6.1 billion yen cash out. Net cash provided by financing activities amounted to 26.7 billion yen cash in, by raising long-term fund including issuing bonds. The purposes of such activities are to secure liquidity, to improve working capital and to invest in new projects. As a result, cash and cash equivalents increased to 276.7 billion yen by 25.2 billion yen from the fisical year.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed consolidated statements of income

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Years ended March 31		increase/decrease	
	2002	2001		(%)
Total trading transactions	9,645,379	10,080,062	-434,683	-4.3
Gross trading profit	487,274	488,400	-1,126	-0.2
(Gross trading profit ratio on total trading transactions)	(5.05%)	(4.85 %)		
Selling, general and administrative expenses	-400,839	-390,578	-10,261	-2.6
Reversal (provision) for doubtful receivables	1,933	-8,969	10,902	-
Operating income	88,368	88,853	-485	-0.5
Other income (expenses):				
Interest expense (net of interest income)	-13,752	-18,010	4,258	23.6
Dividends	6,653	5,979	674	11.3
Gain (loss) on marketable securities and investments, net	-22,628	37,289	-59,917	-
Gain on securities transferred to pension fund	14,988	35,040	-20,052	-57.2
Gain on sale of property and equipment, net	2,798	1,035	1,763	170.3
Settelement received/(paid) on copper trading litigation, net	11,512	19,125	-7,613	-39.8
Loss on termination and restructuring of projects	-7,650	-44,294	36,644	82.7
Reversal (provision) for doubtful receivables and others in specific countries	12,289	-22,975	35,264	-
Impairment loss of long-lived assets	-	-7,753	7,753	-
Other, net	-9,570	-7,840	-1,730	-22.1
Other income (expenses), net	-5,360	-2,404	-2,956	-123.0
Income before income taxes and equity in earnings (losses) of associated companies	83,008	86,449	-3,441	-4.0
Income taxes	-32,774	-34,479	1,705	4.9
Income before equity in earnings (losses) of associated companies	50,234	51,970	-1,736	-3.3
Minority interests in earnings (losses) of subsidiaries, net (after income tax effect)*	-5,227	-5,174	-53	-1.0
Equity in earnings (losses) of associated companies, net (after income tax effect)	209	-6,452	6,661	-
Net income	45,216	40,344	4,872	12.1

(Note) * For the FY2001, Minority interests in earnings (losses) of subsidiaries is excluded from Income before income taxes and equity in earnings (losses) of associated companies.
The figures for the FY2000 are reclassified accordingly.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed consolidated balance sheets

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

Assets	March 31, 2002	March 31, 2001	increase/ decrease
Current assets :			
Cash and cash equivalents	276,726	251,532	25,194
Time deposits	7,870	5,194	2,676
Marketable securities	5,567	14,877	-9,310
Receivables-trade			
Notes and loans	289,416	396,661	-107,245
Accounts	1,072,464	1,174,220	-101,756
Associated companies	162,454	195,120	-32,666
Allowance for doubtful receivables	-10,683	-11,600	917
Inventories	406,615	418,585	-11,970
Deferred income taxes	24,203	23,697	506
Advance payments to suppliers	46,533	61,072	-14,539
Other current assets	133,970	97,232	36,738
Total current assets	2,415,135	2,626,590	-211,455
Investments and long-term receivables :			
Investments in and advances to associated companies	285,418	242,516	42,902
Other investments	583,276	704,039	-120,763
Long-term receivable	680,365	648,156	32,209
Allowance for doubtful receivables	-83,122	-95,957	12,835
Total investments and long-term receivables	1,465,937	1,498,754	-32,817
Property and equipment, at cost less accumulated depreciation	776,346	705,344	71,002
Other assets	195,136	119,391	75,745
Total	4,852,554	4,950,079	-97,525

Liabilities and shareholders' equity	March 31, 2002	March 31, 2001	increase/ decrease
Current liabilities :			
Short-term debt	773,829	820,534	-46,705
Current maturities of long-term debt	356,527	285,764	70,763
Payables-trade			
Notes and acceptances	166,565	233,473	-66,908
Accounts	672,954	824,005	-151,051
Associated companies	25,361	51,107	-25,746
Accrued income taxes	9,840	8,701	1,139
Other accrued expenses	37,456	45,473	-8,017
Advances from customers	64,831	71,462	-6,631
Other current liabilities	113,254	112,321	933
Total current liabilities	2,220,617	2,452,840	-232,223
Long-term debt, less current maturities	1,883,581	1,772,856	110,725
Accrued pension and severance liabilities	8,544	8,113	431
Deferred income taxes	14,561	24,358	-9,797
Minority interests	74,885	68,955	5,930
Shareholders' equity :			
Common stock	169,439	169,432	7
Additional paid-in capital	189,548	189,536	12
Retained earnings			
Appropriated for legal reserve	17,686	17,235	451
Unappropriated	297,927	261,675	36,252
Accumulated other comprehensive income			
Net unrealized holding gains (losses) on securities available for sale	23,858	58,020	-34,162
Foreign currency translation adjustments	-46,775	-72,748	25,973
Net unrealized gains and losses on derivatives	-941	-	-941
Treasury stock, at cost	-376	-193	-183
Total shareholders' equity	650,366	622,957	27,409
Total	4,852,554	4,950,079	-97,525

Sumitomo Corporation and Consolidated Subsidiaries

Condensed statements of consolidated cash flows

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Years ended March 31	
	2002	2001
Operating activities (I)		
Net income	45,216	40,344
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	65,624	57,424
Equity in earnings (losses) of associated companies, net	-209	6,452
Gain (loss) on marketable securities and investments, net	22,628	-37,289
Loss on termination and restructuring of projects	7,650	44,294
Provision for doubtful receivables and others in specific countries	-12,289	22,975
Gain on securities transferred to pension fund	-14,988	-35,040
Changes in operating assets and liabilities :		
Receivables	111,518	-124,889
Inventories	22,577	-33,115
Payables	-146,423	125,476
Other, net	-28,578	19,116
Net cash provided by operating activities	72,726	85,748
Investing activities (II)		
Changes in :		
Property and equipment	-117,068	-45,961
Loans receivable	46,968	-19,267
Time deposits	-566	4,564
Marketable securities	9,843	9,840
Investments	-7,233	-1,660
Other, net	-10,767	-10,339
Net cash used in investing activities	-78,823	-62,823
Financing activities		
Change in long and short term debts	37,066	17,977
Other, net	-10,415	-3,960
Net cash provided by financing activities	26,651	14,017
Effect of exchange rate changes on cash and cash equivalents	4,640	3,205
Net increase (decrease) in cash and cash equivalents	25,194	40,147
Cash and cash equivalents, beginning of year	251,532	211,385
Cash and cash equivalents, end of year	276,726	251,532

Free Cash Flows (I+II)	**-6,097**	**22,925**

Condensed consolidated shareholders' equity and comprehensive income/loss

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Year ended March 31, 2002	Year ended March 31, 2001
Shareholders' equity		
Common stock:		
Balance, beginning of year	169,432	169,432
Increase/decrease	7	-
Balance, end of year	169,439	169,432
Additional paid-in capital:		
Balance, beginning of year	189,536	189,536
Increase/decrease	12	-
Balance, end of year	189,548	189,536
Retained earnings appropriated for legal reserve:		
Balance, beginnning of year	17,235	16,384
Transfer from unappropriated retained earnings	451	851
Balance, end of year	17,686	17,235
Unappropriated retained earnings:		
Balance, beginning of year	261,675	230,697
Net income	45,216	40,344
Cash dividends paid	-8,513	-8,515
Transfer to retained earnings appropriated for legal reserve	-451	-851
Balance, end of year	297,927	261,675
Accumulated other comprehensive income/loss		
Balance, beginning of year	-14,728	28,174
Other comprehensive income (loss), net of tax	-9,130	-42,902
Balance, end of year	-23,858	-14,728
Treasury stock		
Balance, beginning of year	-193	-
Purchase of treasury stock	-183	-193
Balance, end of year	-376	-193

Comprehensive income (loss)		
Net income	45,216	40,344
Other comprehensive income (loss), net of tax:		
Decrease in unrealized gains on securities available for sale	-34,162	-71,298
Foreign currency translation adjustments	25,973	28,396
Changes in net unrealized gains and losses on derivatives	-941	-
Comprehensive income (loss)	36,086	-2,558

Sumitomo Corporation and Consolidated Subsidiaries

Condensed operating segment information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Year ended March 31, 2002

(Unit: millions of yen)

	Metal Products	Transportation & Construction Systems	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Service
Total trading transactions	915,232	1,280,539	1,701,871	464,752	427,071	1,203,170	907,885
Gross trading profit	36,602	78,459	30,643	41,946	25,534	30,059	81,925
Operating income	8,905	12,663	4,712	3,482	3,616	4,112	8,908
Net income	4,463	4,357	4,072	6,318	1,864	2,462	5,089
Assets	314,112	738,215	421,239	291,370	204,780	266,705	277,404

	Materials & Real Estate	Financial & Logistics	Domestic offices and subsidiaries	Overseas offices and subsidiaries	Segment total	Corporate & elimination	Consolidated
Total trading transactions	613,214	105,064	1,706,893	1,001,664	10,327,355	-681,976	9,645,379
Gross trading profit	42,616	14,546	53,077	59,090	494,497	-7,223	487,274
Operating income	11,110	2,007	7,823	8,480	75,818	12,550	88,368
Net income	2,970	1,345	4,124	7,879	44,943	273	45,216
Assets	480,349	152,510	590,681	477,281	4,214,646	637,908	4,852,554

Year ended March 31, 2001

(Unit: millions of yen)

	Metal Products	Transportation & Construction Systems	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Service
Total trading transactions	826,850	1,284,680	1,647,780	524,741	499,762	1,288,561	956,457
Gross trading profit	35,662	72,977	26,466	49,588	28,957	30,089	77,919
Operating income	9,619	14,158	-548	9,150	7,061	4,311	6,605
Net income	3,279	2,631	-5,999	15,416	2,877	-7,071	3,014
Assets	331,974	660,452	440,089	361,320	225,049	252,091	269,348

	Materials & Real Estate	Financial & Logistics	Domestic offices and subsidiaries	Overseas offices and subsidiaries	Segment Total	Corporate & elimination	Consolidated
Total trading transactions	592,810	115,063	1,999,740	1,082,555	10,818,999	-738,937	10,080,062
Gross trading profit	37,038	13,379	55,681	60,883	488,639	-239	488,400
Operating income	8,040	1,230	9,887	13,237	82,750	6,103	88,853
Net income	-3,719	1,257	2,594	5,996	20,275	20,069	40,344
Assets	524,826	114,497	706,008	482,888	4,368,542	581,537	4,950,079

(Notes)
Due to reorganization of business units in April 2001, segment classification has changed from this term.
According to this change, prior year's figures are reclassified to conform with current classification.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed geographic area information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Year ended March 31, 2002

(Unit: millions of yen)

	Japan	North and Central America	Europe	Asia and Oceania	Others	Segment total	Corporate & eliminations	Consolidated
Total trading transactions	8,597,192	533,813	379,701	612,296	23,537	10,146,539	-501,160	9,645,379
Gross trading profit	353,070	54,264	35,603	38,244	6,356	487,537	-263	487,274
Operating profit	60,857	9,830	6,248	9,970	1,726	88,631	-263	88,368
Assets	3,953,651	519,631	356,308	279,405	237,019	5,346,014	-493,460	4,852,554

Year ended March 31, 2001

(Unit: millions of yen)

	Japan	North and Central America	Europe	Asia and Oceania	Others	Segment total	Corporate & eliminations	Consolidated
Total trading transactions	9,625,813	673,771	355,812	498,696	16,250	11,170,342	-1,090,280	10,080,062
Gross trading profit	355,231	59,183	30,976	36,598	6,380	488,368	32	488,400
Operating profit	50,808	20,516	6,761	10,008	728	88,821	32	88,853
Assets	4,045,234	519,704	361,688	295,120	242,615	5,464,361	-514,282	4,950,079

Annex B 2(e)-1

November 7, 2001

Consolidated semiannual results 2001 (Six-month period ended September 30, 2001)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
For further information contact:
Motoki Kondo, Corporate Communications Dept.
Tel (03)5166-3087
Makoto Nakamura, Accounting Controlling Dept.
Tel (03)5166-3354

1. Operations for the six-month period ended September 30, 2001

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total Trading Transactions	(increase/decrease)	Operating income	(increase/decrease)	Income before income taxes and equity in losses/earnings of associated companies	(increase/decrease)	Net income	(increase/decrease)
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Apr.1 - Sep.30, 2001	4,834,998	(-3.2)	42,349	(2.5)	36,809	(-44.7)	20,302	(-37.7)
Apr.1 - Sep.30, 2000	4,995,438	(-3.3)	41,317	(120.2)	66,600	(204.2)	32,579	(147.7)
Year ended March 31, 2001	10,080,062		88,853		81,275		40,344	

	Net income per share (basic)	Net income per share (diluted)
	(yen)	(yen)
Apr.1 - Sep.30, 2001	19.08	18.69
Apr.1 - Sep.30, 2000	30.61	29.89
Year ended March 31, 2001	37.91	37.14

Notes

① Equity in earnings/losses of associated companies
(Apr.1 - Sep.30, 2001) · 63 million
(Apr.1 - Sep.30, 2000) · -1,862 million
(Apr.1,2000 - Mar.31, 2001) · -6,452 million

② Average shares outstanding (consolidated)
(Apr.1 - Sep.30, 2001) 1,064,188,928
(Apr.1 - Sep.30, 2000) 1,064,348,793
(Apr.1,2000 - Mar.31, 2001) 1,064,306,912

③ Changes of accounting policies None

④ Percentage figures are changes from the corresponding interim period of the previous year.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2001	4,777,892	597,440	12.5	561.45
September 30, 2000	4,916,624	653,983	13.3	614.49
March 31, 2001	4,950,079	622,957	12.6	585.33

(Note) Shares outstanding (consolidated) September 30, 2001: 1,064,110,434 September 30, 2000: 1,064,270,390 March 31, 2001: 1,064,277,119

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of period
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Apr.1 - Sep.30, 2001	34,237	-14,054	-44,935	228,897
Apr.1 - Sep.30, 2000	38,646	-33,487	-18,569	197,827
Year ended March 31, 2001	85,748	-62,823	14,017	251,532

(4) Number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries 519
Associated companies 201

(5) Changes of number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated (added) 14 Affiliated (added) 11
(reduced) 15 (reduced) 17

2. Projections (fiscal year ending March 31, 2002)

	Total trading transaction	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2002	10,000,000	45,000

[Reference] Estimated net income (year ending March 31, 2002) per share (basic) ¥42.28

The Group's business operations

(1) The Group, with Sumitomo Corporation as its nucleus and making use of its branches covering the globe and their information networks, carries out transactions in a wide array of industries; in addition it is undertaking diversified activities as an integrated trading company, including the provision of various forms of financing to business transaction partners, the organization and coordination of various types of industrial projects, and investment in subsidiaries in such industries as information technology and retailing.

(2) Commodities and contents of business, and principal subsidiaries and associated companies by industry segment are as follows:

Industry segment	Commodities and contents of business	Principal subsidiaries and associated companies	
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.	Sumisho Metalex Corporation (S) ○ SC Steel Investment, Inc. (S)	Asian Steel Company Ltd. (S) Mason Metal Industry Co., Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.	Sumisho Auto Leasing Co., Ltd. (S) ◎ Summit Development S.A. (S)	P.T. Oto Multiartha (S) Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipments related to industries, infrastructure, electricity and energy. Sales and installation of equipments and systems related to communication network and electronics. Promotion of other related businesses.	Sumisho Machinery Trade Corporation (S) Mobicom Corporation (A)	SC Machinex Corporation (S)
Media, Electronics & Network	Distribution and installation of equipments, systems, parts and materials related to information and communications, the Internet, and network systems. Promoting media businesses, including programming and movies, and other related businesses.	Sumisho Computer Systems Corporation (S) ◎ Sumitronics Asia Holding (S)	Sumisho Electronics Co., Ltd. (S) ○ Jupiter Telecommunications Co., Ltd. (A)
Chemical	Manufacturing and sales of inorganic and specialty chemicals, pharmaceuticals, agricultural chemicals, plastics and organic chemicals, and materials and systems related to biotechnology. Promotion of other related businesses.	Sumitomo Shoji Plastics Co., Ltd. (S) Sumitomo Shoji Chemicals Co., Ltd. (S)	Summit Pharmaceuticals International Corporation (S) Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of iron ore, coal, iron sources, nonferrous raw materials, crude oil, LNG, petroleum, carbon, materials and finished products of crude oil, gas and coal. Domestic electricity and energy related businesses.	Sumisho Oil Corporation (S) Nusa Tenggara Mining Corporation (S)	Sumisho Coal Australia Pty. Ltd. (S) LNG Japan Corporation (A)
Consumer Goods & Service	Production and international trading of raw materials and products of foodstuffs, textiles and fertilizers. Operation of retail and downstream businesses handling a wide range of consumer goods and services.	Summit Inc. (S) Mammy Mart Corporation (A) ○ Nittoh Bion Co., Ltd. (A) ○	Shinko Sugar Co., Ltd. (S) ○ Yoshihara Oil Mill, Ltd. (A) ◎ Otto-Sumisho Inc. (A)
Materials & Real estate	Production and international trading of cement, wood chips, paper pulp, tires and other materials. Owning and managing properties, and developing, contracting, and consulting for residential properties.	Sumisho Paper Col., Ltd. (S) S.C. Cement Co., Ltd. (S)	Sumisho Building Materials Co., Ltd. (S) P.T. Summitmas Property (A)
Financial & Logistics	Financial and commodity business. Comprehensive logistic services, marketing of industrial parks, and insurance services.	Bluewell Corporation (S) First Philippines Industrial Park, Inc. (A)	P.T. East Jakarta Industrial Park (S)
Domestic Offices and Subsidiaries	Various businesses in key points in Japan.	Sumisho Textile Company, Ltd. (S) Sumisho Montblanc Co., Ltd. (S) Nippon Katan Co., Ltd. (A) ○	Sumisho Steel Sheets Works Co., Ltd. (S) Reibi Corporation (S)
Overseas Offices and Subsidiaries	Various businesses in key points in the world.	Sumitomo Corporation of America (S) Sumitomo Corporation (Singapore) Pte. Ltd. (S)	Sumitomo Corporation Europe Holding Ltd. (S) Sumitomo Corporation (Hong Kong) Ltd. (S)
Corporate		Sumisho Lease Co., Ltd. (A) ◎	

(Notes)
1. (S) stands for subsidiaries, and (A) for associated companies.
2. Above mentioned companies include listed companies: ◎ stands for Tokyo Stock Exchange etc., ○ stands for JASDAQ.

Management policy

1. Mid-term management strategies and business activity etc. during the fiscal year

In June this year, President and CEO Kenji Miyahara became chairman of the board, and Senior Managing Director Motoyuki Oka succeeded him as president and CEO. At the same time, we moved our corporate headquarters from Osaka to a new home in Harumi Island Triton Square in Tokyo, marking the start of our New Harumi Age. It was under this new setup that we embarked on implementation of the Step Up Plan, our new medium-term management plan.

The Step Up Plan aims to achieve a dramatic expansion of our profit base through the shifting of our assets to businesses with greater profitability and brighter future prospects and the strategic allocation of our management resources, namely, personnel and capital. In April this year, we implemented our new organizational setup, consisting of nine business units operating on the principles of autonomous management and independent responsibility and a streamlined Corporate Group focusing on core functions. We also introduced a new budgeting system to promote the reallocation of management resources. Taking the fullest advantage of these improvements in our corporate infrastructure, we have started making concrete moves toward dramatically strengthening our profit base.

As part of the Step Up Plan, we have been conducting a two-way campaign that we call "Senryaku no Genba-ka, Genba no Senryaku-ka." This involves (1) conveying the corporate strategy (*senryaku*) to every site (*genba*), that is to say, every corner of our organization, for which purpose the president has held meetings with employees at various levels, and (2) incorporating ideas from the various sites in our organization into our strategy. In this way we have been working to enliven our internal communication and foster better teamwork so as to build on the integrated corporate strength that forms the core competence of our company.

As specific examples of our moves to build and expand core businesses and of the results we have achieved during the April–September period under review, our associated company Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator centering on cable television services, which has been using its broadband network to offer Internet and telephone services in addition to cable TV and which has been recording steady growth in its subscriber base, topped the 1-million-household mark in subscribing households this June. Meanwhile, Jupiter Programming Co., Ltd., also multiple system operator, which provides programming for cable TV and satellite broadcasting services, achieved a substantial expansion of its profit base in programming sales through close teamwork with J-COM. In addition, SC Grainger Co., Ltd., which operates a website handling transactions in supplies for factory use, increased its equity capital so as to extend its range to all of Japan.

In the field of retailing directly to consumers, we established Coach Japan, Inc., as a joint venture with Coach, Inc., of the United States, which manufactures and sells deluxe bags and accessories. We have been working to establish the Coach brand in Japan by making full use of our integrated corporate strength, both in the development of a chain of shops with our site-development and logistical capabilities and in tapping our broad base of expertise in retailing.

Together with two subsidiaries, Summit Pharmaceuticals International Corporation and SC BioSciences Corporation, we established a firm to manage a biotechnology venture fund on a scale of ¥10 billion, and we invested some of our own money in this fund, aiming both to earn capital gains and to develop business with the investment target companies.

With concern about the global environment on the rise, we established LNG Japan Corporation as a joint venture with Nissho Iwai Corporation to build our business in the field of liquefied natural gas (LNG), which is seen as the next-generation clean energy source. The new firm started full-fledged operations, including importing LNG and selling it to electric power and gas companies in Japan and providing related investment.

We teamed up with Mitsui & Co., Ltd., to consolidate our business of selling coal for ordinary industrial use in a joint venture, Bussan Sumisho Carbon Energy Co., Ltd., thereby improving our profitability and competitiveness in this field. We have also been working to actively promote tie-ups with other companies in specific businesses.

With respect to the copper trading incident, several civil lawsuits are pending against the Company in the United States; we have been vigorously defending ourselves against these lawsuits aiming at resolving them promptly. The Company has also been making maximum efforts to recover its losses, bringing suits for damages against foreign financial institutions and others that abetted the unauthorized copper trading.

Following the September 11 terrorist attacks, the Sumitomo Corporation Group as a whole conducted appropriate crisis management with the immediate establishment of a countermeasures team to gather information and respond as required. And in tandem with Sumitomo Corporation of America, we acted promptly to offer support, including monetary donations and supplies of water for rescue workers.

2. Future pressing issues

Amidst these challenging economic conditions, we at Sumitomo Corporation will move ahead firmly with implementation of our Step Up Plan, aiming to achieve a consolidated risk-adjusted return* of at least 5% after taxes. For this purpose we must act urgently to strengthen our profit base, and we will further promote the strategic allocation of our management resources. Specifically, we will draw up a business portfolio strategy for each business unit, taking into consideration the profitability and future prospects of each of our fields of operation, and we will allocate our management resources to those fields showing greater prospects for profitability and future growth. In addition we will promote the shifting of resources among business units, also securing the funds and personnel required for large-scale new undertakings on a company-wide basis.

We will also move ahead with efforts to improve the efficiency of our management. As one such move, we will review the functions and staffing of our Corporate Group, striving to achieve greater profitability by focusing even more closely on core functions and achieving the utmost streamlining and cost cutting.

With respect to corporate governance, recognizing the importance of enhancing the efficiency and soundness of our management and of providing transparency, we will strive to build a flexible and efficient management setup that fully considers global trends and that at the same time builds on the positive aspects of Japan's own management culture.

Through these efforts, we will work to develop Sumitomo Corporation into a truly "high-performance global company." At the same time we will strive to further increase our corporate value and conduct our activities so as to merit our shareholders' good will.

We sincerely request the ongoing support of all our shareholders.

* The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

3. Dividend policy

The company has a basic policy of ensuring long-term, stable dividends and has maintained an ordinary dividend of ¥8 per share since fiscal year 1989.

Management results

1. Operating results for the first half

The Company's consolidated total trading transactions for the first half of fiscal year 2001 came to 4,834.9 billion yen, down 3.2% from the same period of the previous year. This result reflected, in part the continued withdrawal from less profitable businesses. Gross trading profit slightly decreased by 0.9% to 240.9 billion yen.

By segment, Machinery & Electric, affected by the continuing strong performance in overseas plant project businesses, recorded an increase, as well as Transportation & Construction Systems and Mineral Resources & Energy. However, Chemical decreased due to the slowdown of the PVC conduit business in the U.S.

Operating income increased 1billion yen from the same period of the previous year to 42.3 billion yen. Selling, general and administrative expenses increased reflecting the expansion of subsidiaries' businesses, however, provision for doubtful receivables improved further.

In other income/expenses, gains on marketable securities and investments decreased from the same period last year. That, together with the settlement received on copper trading litigation being recognized in the first half of the last fiscal year, resulted in net income for the first half of the fiscal year 2001 totaling 20.3 billion yen, a decrease of 12.2 billion yen from last year's first half.

The Board of Directors, meeting on November 7, decided to pay the interim dividend for the first half of fiscal year 2001 at 4 yen per share.

2.Projections for the full fiscal year

Total trading transactions are expected to be around 10 trillion yen, net income to be 45 billion yen, as announced at the beginning of the fiscal year.

Condensed consolidated statements of income

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen) (Unit: millions of yen)

	Six-month periods ended September 30				First quarter	Second quarter
	2001	2000	increase/decrease		Apr.-Jun., 2001	Jul.-Sep., 2001
				(%)		
Total trading transactions	4,834,998	4,995,438	-160,440	-3.2	2,071,641	2,763,357
Gross trading profit	240,901	242,979	-2,078	-0.9	114,492	126,409
(Gross trading profit ratio on total trading transactions)	(4.98%)	(4.86 %)			(5.53%)	(4.57%)
Selling, general and administrative expenses	-199,358	-194,650	-4,708	-2.4	-96,882	-102,476
Provision for doubtful receivables	806	-7,012	7,818	-	-23	829
Operating income	42,349	41,317	1,032	2.5	17,587	24,762
Other income/expenses:						
Interest expense (net of interest income)	-7,765	-9,046	1,281	14.2	-4,532	-3,233
Dividends	3,830	3,466	364	10.5	3,188	642
Gain on marketable securities and investments, net	12,139	27,670	-15,531	-56.1	4,564	7,575
Gain/loss on sale of property and equipment, net	831	-157	988	-	530	301
Other, net	-14,575	3,350	-17,925	-	-2,463	-12,112
Other income/expenses, net	-5,540	25,283	-30,823	-	1,287	-6,827
Income before income taxes and equity in earnings/losses of associated companies	36,809	66,600	-29,791	-44.7	18,874	17,935
Income taxes	-16,570	-32,159	15,589	48.5	-9,382	-7,188
Income before equity in earnings/losses of associated companies	20,239	34,441	-14,202	-41.2	9,492	10,747
Equity in earnings/losses of associated companies, net (after income tax effect)	63	-1,862	1,925	-	-902	965
Net income	20,302	32,579	-12,277	-37.7	8,590	11,712

Condensed consolidated balance sheets

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

Assets	September 30 2001	March 31 2001	increase/ decrease
Current assets :			
Cash and cash equivalents	228,897	251,532	-22,635
Time deposits	8,034	5,194	2,840
Marketable securities	14,863	14,877	-14
Receivables-trade			
Notes and loans	317,904	396,661	-78,757
Accounts	1,064,455	1,174,220	-109,765
Associated companies	167,925	195,120	-27,195
Allowance for doubtful receivables	-8,501	-11,600	3,099
Inventories	414,551	418,585	-4,034
Deferred income taxes	27,709	23,697	4,012
Advance payments to suppliers	62,853	61,072	1,781
Other current assets	97,264	97,232	32
Total current assets	2,395,954	2,626,590	-230,636
Investments and long-term receivables :			
Investments in and advances to associated companies	269,826	242,516	27,310
Other investments	613,466	704,039	-90,573
Long-term receivable	664,502	648,156	16,346
Allowance for doubtful receivables	-96,738	-95,957	-781
Total investments and long-term receivables	1,451,056	1,498,754	-47,698
Property and equipment, at cost less accumulated depreciation	722,897	705,344	17,553
Other assets	207,985	119,391	88,594
Total	4,777,892	4,950,079	-172,187

Liabilities and shareholders' equity	September 30 2001	March 31 2001	increase/ decrease
Current liabilities :			
Short-term debt	748,672	820,534	-71,862
Current maturities of long-term debt	306,179	285,764	20,415
Payables-trade			
Notes and acceptances	193,973	233,473	-39,500
Accounts	709,482	824,005	-114,523
Associated companies	23,370	51,107	-27,737
Accrued income taxes	9,183	8,701	482
Other accrued expenses	39,796	45,473	-5,677
Advances from customers	87,004	71,462	15,542
Other current liabilities	116,709	112,321	4,388
Total current liabilities	2,234,368	2,452,840	-218,472
Long-term debt, less current maturities	1,844,469	1,772,856	71,613
Accrued pension and severance liabilities	8,282	8,113	169
Deferred income taxes	23,712	24,358	-646
Minority interests	69,621	68,955	666
Shareholders' equity :			
Common stock	169,432	169,432	-
Additional paid-in capital	189,536	189,536	-
Retained earnings			
Appropriated for legal reserve	17,686	17,235	451
Unappropriated	277,269	261,675	15,594
Accumulated other comprehensive income			
Net unrealized holding gains on securities available-for-sale	9,814	58,020	-48,206
Foreign currency translation adjustments and other adjustments	-64,988	-72,748	7,760
Net unrealized gains and loss on derivatives	-975	-	-975
Treasury stock, at cost	-334	-193	-141
Total shareholders' equity	597,440	622,957	-25,517
Total	4,777,892	4,950,079	-172,187

Condensed consolidated shareholders' equity and comprehensive income/loss

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Apr.-Sep. 2001	Apr.2000-Mar.2001
Shareholder's Equity		
Common Stock:		
Balance, beginning and end of year	169,432	169,432
Additional paid-in capital:		
Balance, beginning and end of year	189,536	189,536
Retained earnings appropriated for legal reserve:		
Balance, beginnning of year	17,235	16,384
Transfer from unappropriated retained earnings	451	851
Balance, end of year	17,686	17,235
Unappropriated retained earnings:		
Balance, beginning of year	261,675	230,697
Net income	20,302	40,344
Cash dividends paid	-4,257	-8,515
Transfer to retained earnings appropriated for legal reserve	-451	-851
Balance, end of year	277,269	261,675
Accumulated other comprehensive income/loss		
Balance, beginning of year	-14,728	28,174
Other comprehensive loss, net of tax	-41,421	-42,902
Balance, end of year	-56,149	-14,728
Treasury stock		
Balance, beginning of year	-193	-
Purchase of treasury stock	-141	-193
Balance, end of year	-334	-193

	Apr.-Sep. 2001	Apr.2000-Mar.2001
Comprehensive Income/Loss		
Net income	20,302	40,344
Other comprehensive income/loss, net of tax:		
Decrease in unrealized gains on securities available for sale	-48,206	-71,298
Foreign currency translation adjustments	7,760	28,396
Changes in net unrealized gains and loss on derivatives	-975	-
Comprehensive Income/Loss	-21,119	-2,558

Sumitomo Corporation and Consolidated Subsidiaries

Condensed statements of consolidated cash flows

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Six-month periods ended September 30	
	2001	2000
Operating activities (I)		
Net income	20,302	32,579
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	32,435	25,794
Equity in earnings/losses of associated companies, net	-63	1,862
Changes in operating assets and liabilities :		
Receivables	111,218	-83,326
Inventories	6,860	-13,884
Payables	-113,950	77,860
Other, net	-22,565	-2,239
Net cash provided by operating activities	34,237	38,646
Investing activities (II)		
Changes in :		
Property and equipment	-45,207	-39,310
Loans receivable	49,997	23,617
Time deposits	-3,528	1,230
Marketable securities	1,283	-21,492
Investments	-9,963	-16,787
Other, net	-6,636	19,255
Net cash provided by/used in investing activities	-14,054	-33,487
Financing activities (III)		
Change in long and short term debts	-40,154	-14,450
Other, net	-4,781	-4,119
Net cash provided by/used in financing activities	-44,935	-18,569
Effect of exchange rate changes on cash and cash equivalents	2,117	-148
Net increase/decrease in cash and cash equivalents	-22,635	-13,558
Cash and cash equivalents, beginning of year	251,532	211,385
Cash and cash equivalents, end of year	228,897	197,827
Free Cash Flows (I+II)	**20,183**	**5,159**

Condensed operating segment information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Six-month period ended September 30, 2001

(Unit: millions of yen)

	Metal Products	Transportation & Construction Systems	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Service
Total trading transactions	461,526	629,565	838,181	249,925	220,621	545,161	460,583
Gross trading profit	18,984	39,505	13,679	21,820	13,832	15,378	40,647
Operating income	5,248	8,690	789	1,464	2,517	2,209	3,073
Net income	2,485	3,334	985	555	1,246	1,350	689
Assets (Sep.30, 2001)	316,338	697,446	414,797	295,339	214,168	252,329	246,115

	Materials & Real Estate	Financial & Logistics	Domestic offices and subsidiaries	Overseas offices and subsidiaries	Segment total	Corporate & elimination	Consolidated
Total trading transactions	308,910	53,455	864,274	541,977	5,174,178	-339,180	4,834,998
Gross trading profit	19,365	6,791	27,617	30,349	247,967	-7,066	240,901
Operating income	4,891	585	4,012	6,312	39,790	2,559	42,349
Net income	1,805	456	2,008	4,771	19,684	618	20,302
Assets (Sep.30, 2001)	523,764	112,665	607,015	480,369	4,160,345	617,547	4,777,892

Six-month period ended September 30, 2000

(Unit: millions of yen)

	Metal Products	Transportation & Construction Systems	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Service
Total trading transactions	425,829	647,182	848,553	251,016	218,337	668,339	450,106
Gross trading profit	18,467	37,241	11,384	23,272	15,479	13,678	40,158
Operating income	4,921	7,876	-476	3,946	4,729	1,063	3,254
Net income	1,927	1,921	-3,713	10,990	2,089	-3,776	812
Assets (Mar.31, 2001)	331,974	660,452	440,089	361,320	225,049	252,091	269,348

	Materials & Real Estate	Financial & Logistics	Domestic offices and subsidiaries	Overseas offices and subsidiaries	Segment Total	Corporate & elimination	Consolidated
Total trading transactions	300,706	53,495	968,156	536,204	5,367,923	-372,485	4,995,438
Gross trading profit	20,097	6,143	26,503	29,425	241,847	1,132	242,979
Operating income	5,338	355	3,868	6,441	41,315	2	41,317
Net income	1,535	658	1,154	4,413	18,010	14,569	32,579
Assets (Mar.31, 2001)	524,826	114,497	706,008	482,888	4,368,542	581,537	4,950,079

(Notes)
Due to reorganization of business units in April 2001, segment classification has changed from this term.
According to this change, prior year's figures are reclassified to conform with current classification.

Geographic segment information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(1) Geographic segment information

Six-month period ended September 30, 2001 (Unit: millions of yen)

	Japan	North and Central America	Europe	Asia and Oceania	Others	Segment total	Corporate & eliminations	Consolidated
Total trading transactions	4,257,769	279,754	195,471	340,386	13,009	5,086,389	-251,391	4,834,998
Gross trading profit	171,963	29,173	14,863	19,808	5,355	241,162	-261	240,901
Operating profit	23,065	7,989	2,288	6,388	2,880	42,610	-261	42,349
Assets (Sep.30, 2001)	3,864,474	490,377	311,038	274,455	246,894	5,187,238	-409,346	4,777,892

Six-month period ended September 30, 2000 (Unit: millions of yen)

	Japan	North and Central America	Europe	Asia and Oceania	Others	Segment total	Corporate & eliminations	Consolidated
Total	4,757,118	361,194	166,516	252,534	7,947	5,545,309	-549,871	4,995,438
Gross trading profit	174,652	31,563	15,703	18,019	3,172	243,109	-130	242,979
Operating profit	20,082	11,459	3,760	5,582	564	41,447	-130	41,317
Assets (Mar.31, 2001)	4,045,234	519,704	361,688	295,120	242,615	5,464,361	-514,282	4,950,079

(2) Export and offshore trading transactions

Six-month period ended September 30, 2001 (Unit: millions of yen)

	North and Central America	Europe	Asia and Oceania	Others	Total
I Export and offshore trading transactions	368,245	345,146	676,283	56,637	1,446,311
II Consolidated trading transactions					4,834,998
III Export and offshore trading transactions as percent of consolidated trading transactions (%)	7.6	7.1	14.0	1.2	29.9

Six-month period ended September 30, 2000 (Unit: millions of yen)

	North and Central America	Europe	Asia and Oceania	Others	Total
I Export and offshore trading transactions	523,004	208,116	606,131	47,153	1,384,404
II Consolidated trading transactions					4,995,438
III Export and offshore trading transactions as percent of consolidated trading transactions (%)	10.5	4.2	12.1	0.9	27.7

(Note) Export and offshore trading transactions are those made by the Companies in countries or territories outside Japan.

August 2, 2001

Consolidated quarterly results 2001 (First quarter ended June 30, 2001)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

02 AUG -1 AM 9:32

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
For further information contact:
Motoki Kondo, Corporate Communications Dept.
Tel (03)5166-3087
Makoto Nakamura, Accounting Controlling Dept.
Tel (03)5166-3354

1. Consolidated results for the first quarter (April 1, 2001 ~June 30, 2001)

	Three months ended June 30, 2001	Year ended March 31, 2001 (Annual)	(Reference) Year ending March 31, 2002 (Annual Projection)
	(millions of yen)	(millions of yen)	(millions of yen)
Total Trading Transactions	2,071,641	10,080,062	10,000,000
Gross Trading Profit	114,492	488,400	500,000
Operating Income	17,587	88,853	100,000
Net Income	8,590	40,344	45,000
Total Assets	4,844,105	4,950,079	
Total Shareholders' Equity	636,659	622,957	
Shareholders' Equity Ratio	13.1 (%)	12.6 (%)	
Debt	2,710,305	2,704,389	
Debt to Equity Ratio	4.3	4.3	

Basis of presenting quarterly results
1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the first quarter are not audited by independent public accountants.
3) The Company started to disclose quarterly results from this first quarter.
4) First Quarter : Number of consolidated subsidiaries: 523, Number of equity method applied associated companies: 203.
Previous fiscal year : Number of consolidated subsidiaries: 520, Number of equity method applied associated companies: 207.

2. Operating results for the first quarter. (April 1, 2001 ~June 30, 2001)

The Company's total trading transactions for the first quarter was 2,071 billion yen, which was a 20.7% achievement of the total fiscal year's projection 10,000 billion yen. Gross trading profit was 114.4 billion yen, which was a 22.9% achievement of the total fiscal year's projection 500 billion yen. Operating income was 17.5 billion yen after deducting selling, general and administrative expenses, and provisions for doubtful receivables.

Including other incomes (expenses), net income for the first quarter was 8.5 billion yen.

Caution Concerning Forward-looking Statements
This report includes "forward-looking statements" so that the investor can better understand a company's future prospects and make informed investment decisions Since these forward-looking statements are the management's present expectations of future events, they are inherently susceptible to uncertainty and changes in circumstances. Therefore, the reader is advised not to put undue reliance on these statements, and the company is under no obligation— and expressly disclaims any such obligation — to update or alter its forward-looking statements.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed consolidated statements of income

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Three months ended June 30, 2001	Year ended March 31, 2001
Total trading transactions	2,071,641	10,080,062
Gross trading profit	114,492	488,400
(Gross trading profit ratio on total trading transactions)	(5.53 %)	(4.85%)
Selling, general and administrative expenses	-96,882	-390,578
Provision for doubtful receivables	-23	-8,969
Operating income	17,587	88,853
Other income (expenses):		
Interest expense (net of interest income)	-4,532	-18,010
Dividends	3,188	5,979
Other, net	2,631	4,453
Other income (expenses), net	1,287	-7,578
Income before income taxes and equity in losses of associated companies	18,874	81,275
Income taxes	-9,382	-34,479
Income before equity in losses of associated companies	9,492	46,796
Equity in losses of associated companies, net (after income tax effect)	-902	-6,452
Net income	8,590	40,344

Comprehensive income (loss)		
Net income	8,590	40,344
Net unrealized holding gains on securities available-for-sale	-2,511	-71,298
Foreign currency translation adjustments and other adjustments	11,887	28,396
Total comprehensive income (loss)	17,966	-2,558

Sumitomo Corporation and Consolidated Subsidiaries

Condensed operating segment information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

First Quarter (April 1, 2001～June 30, 2001)

(Unit: millions of yen)

	Metal Products Business Unit	Transportation & Construction Systems Business Unit	Machinery & Electric Business Unit	Media, Electronics & Network Business Unit	Chemical Business Unit	Mineral Resources & Energy Business Unit	Consumer Goods & Service Business Unit
Total trading transaction	200,914	254,196	321,992	96,821	102,267	255,820	215,580
Gross trading profit	9,285	19,104	4,356	9,278	6,209	7,632	19,775
Operating income	2,762	3,703	-1,729	23	921	1,244	1,779
Assets	328,431	665,085	428,505	341,913	215,365	229,055	250,035

(Unit: millions of yen)

	Materials & Real Estate Business Unit	Financial & Logistics Business Unit	Regional Business Units, Offices and Branch Offices	Overseas Subsidiaries and Branches	Total	Corporate & elimination	Consolidated
Total trading transaction	141,901	23,760	306,796	275,353	2,195,400	-123,759	2,071,641
Gross trading profit	10,035	2,995	12,908	14,042	115,619	-1,127	114,492
Operating income	2,956	-22	1,369	2,598	15,604	1,983	17,587
Assets	497,634	113,861	612,099	483,043	4,165,026	679,079	4,844,105

Previous Fiscal Year (April 1, 2000～March 31, 2001)

(Unit: millions of yen)

	Metal Products Business Unit	Transportation & Construction Systems Business Unit	Machinery & Electric Business Unit	Media, Electronics & Network Business Unit	Chemical Business Unit	Mineral Resources & Energy Business Unit	Consumer Goods & Service Business Unit
Total trading transaction	825,850	1,284,680	1,647,780	524,741	499,762	1,288,561	956,457
Gross trading profit	35,662	72,977	26,466	49,588	28,957	30,089	77,919
Operating income	9,619	14,158	-548	9,150	7,061	4,311	6,605
Assets	331,974	660,452	440,089	361,320	225,049	252,091	269,348

(Unit: millions of yen)

	Materials & Real Estate Business Unit	Financial & Logistics Business Unit	Regional Business Units, Offices and Branch Offices	Overseas Subsidiaries and Branches	Total	Corporate & elimination	Consolidated
Total trading transaction	592,810	115,063	1,999,740	1,082,555	10,818,999	-738,937	10,080,062
Gross trading profit	37,038	13,379	55,681	60,883	488,639	-239	488,400
Operating income	8,040	2,939	9,887	15,432	86,654	2,199	88,853
Assets	524,826	114,497	706,008	482,888	4,368,542	581,537	4,950,079

(Notes)
Due to reorganization of business units in April 2001, segment classification has changed from this first quarter.
According to this change, prior year's figures are reclassified to conform with current classification.

February 5, 2002

Consolidated quarterly results 2001 (Third quarter ended December 31, 2001)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation
Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
Headquarter location: Tokyo
For further information contact:
Keiji Nakajima, Corporate Communications Dept.
Tel (03)5166-3089
Makoto Nakamura, Accounting Controlling Dept.
Tel (03)5166-3354

1. Consolidated results for the third quarter (April 1, 2001 ~December 31, 2001)

	Nine months ended December 31, 2001			Year ended March 31, 2001 (Annual)	(Reference) Year ending March 31, 2002 (Annual Projection)
	Total	Six months ended Sept. 30, 2001	Three months ended Dec. 31, 2001		
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Total Trading Transactions	6,989,956	4,834,998	2,154,958	10,080,062	10,000,000
Gross Trading Profit	350,901	240,901	110,000	488,400	490,000
Operating Income	55,127	42,349	12,778	88,853	90,000
Net Income	29,437	20,302	9,135	40,344	45,000
Total Assets	4,694,437	4,777,892		4,950,079	
Total Shareholders' Equity	589,648	597,440		622,957	
Shareholders' Equity Ratio	12.6 (%)	12.5 (%)		12.6 (%)	
Debt	2,716,940	2,711,500		2,704,389	
Debt to Equity Ratio	4.6	4.5		4.3	

Basis of presenting quarterly results
1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the third quarter are not audited by independent public accountants.
3) The Company started to disclose quarterly results from the first quarter ended June 30, 2001.
4) Third Quarter : Number of consolidated subsidiaries: 520, Number of equity method applied associated companies: 201.
Previous fiscal year : Number of consolidated subsidiaries: 520, Number of equity method applied associated companies: 207.
5) Amounts are rounded to the nearest million.

2. Operating results for the third quarter. (April 1, 2001 ~December 31, 2001)

The Company's total trading transactions for the nine months ended December 31, 2001 was 6,989.9 billion yen, which was a 70% achievement of the total fiscal year's projection 10,000 billion yen. Gross trading profit was 350.9 billion yen, which was a 72% achievement of the total fiscal year's projection 490 billion yen. Operating income was 55.1 billion yen after deducting selling, general and administrative expenses, and provisions for doubtful receivables.

Including other income/expense, net income for the nine months ended December 31, 2001 was 29.4 billion yen.

Condensed consolidated statements of income

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Nine months ended December 31, 2001			Year ended Mar. 31, 2001 (Annual)
	Total	Six months ended Sept. 30, 2001	Three months ended Dec. 31, 2001	
Total trading transactions	6,989,956	4,834,998	2,154,958	10,080,062
Gross trading profit	350,901	240,901	110,000	488,400
(Gross trading profit ratio on total trading transactions)	(5.02%)	(4.98%)	(5.10 %)	(4.85%)
Selling, general and administrative expenses	-296,180	-199,358	-96,822	-390,578
Provision for doubtful receivables	406	806	-400	-8,969
Operating income	55,127	42,349	12,778	88,853
Other income/expense:				
Interest expense (net of interest income)	-11,330	-7,765	-3,565	-18,010
Dividends	4,987	3,830	1,157	5,979
Other, net	6,156	-1,605	7,761	4,453
Other income/expense, net	-187	-5,540	5,353	-7,578
Income before income taxes and equity in earnings/losses of associated companies	54,940	36,809	18,131	81,275
Income taxes	-25,634	-16,570	-9,064	-34,479
Income before equity in earnings/losses of associated companies	29,306	20,239	9,067	46,796
Equity in earnings/losses of associated companies, net (after income tax effect)	131	63	68	-6,452
Net income	29,437	20,302	9,135	40,344

	Total	Six months ended Sept. 30, 2001	Three months ended Dec. 31, 2001	Year ended Mar. 31, 2001 (Annual)
Comprehensive income/loss				
Net income	29,437	20,302		40,344
Other comprehensive income/loss, net of tax:				
Decrease in unrealized gains on securities available-for-sale	-59,373	-48,206		-71,298
Foreign currency translation adjustments	6,202	7,760		28,396
Changes in net unrealized gains and losses on derivatives	-933	-975		-
Comprehensive income/loss	-24,667	-21,119		-2,558

Condensed operating segment information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Nine months ended December 31, 2001 (April 1, 2001～December 31, 2001)

(Unit: millions of yen)

	Metal Products	Transportation & Construction System	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Service
Total trading transactions	679,141	858,864	1,200,362	338,005	315,080	859,593	682,944
Gross trading profit	27,832	56,566	20,149	31,430	18,717	22,200	60,268
Operating income	7,772	11,114	1,190	1,718	2,277	2,707	4,128
Net Income	4,283	3,778	2,096	538	929	2,116	1,584
Assets (Dec. 31, 2001)	308,991	669,270	400,223	299,240	197,731	250,303	263,101

(Unit: millions of yen)

	Materials & Real Estate	Financial & Logistics	Regional Business Units, Offices and Branch Offices	Overseas Subsidiaries and Branches	Total	Corporate & elimination	Consolidated
Total trading transactions	443,495	76,211	1,150,355	773,247	7,377,297	-387,341	6,989,956
Gross trading profit	28,419	9,680	39,741	43,701	358,703	-7,802	350,901
Operating income	7,179	456	4,946	7,729	51,216	3,911	55,127
Net Income	1,876	344	2,358	6,889	26,791	2,646	29,437
Assets (Dec. 31, 2001)	537,227	116,936	560,224	440,593	4,043,839	650,598	4,694,437

Year ended March 31, 2001 (April 1, 2000～March 31, 2001)

(Unit: millions of yen)

	Metal Products	Transportation & Construction System	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Service
Total trading transactions	826,850	1,284,680	1,647,780	524,741	499,762	1,288,561	956,457
Gross trading profit	35,662	72,977	26,466	49,588	28,957	30,089	77,919
Operating income	9,619	14,158	-548	9,150	7,061	4,311	6,605
Net Income	3,279	2,631	-5,999	15,416	2,877	-7,071	3,014
Assets (Mar. 31, 2001)	331,974	660,452	440,089	361,320	225,049	252,091	269,348

(Unit: millions of yen)

	Materials & Real Estate	Financial & Logistics	Regional Business Units, Offices and Branch Offices	Overseas Subsidiaries and Branches	Total	Corporate & elimination	Consolidated
Total trading transactions	592,810	115,063	1,999,740	1,082,555	10,818,999	-738,937	10,080,062
Gross trading profit	37,038	13,379	55,681	60,883	488,639	-239	488,400
Operating income	8,040	1,230	9,887	13,237	82,750	6,103	88,853
Net Income	-3,719	1,257	2,594	5,996	20,275	20,069	40,344
Assets (Mar. 31, 2001)	524,826	114,497	706,008	482,888	4,368,542	581,537	4,950,079

(Notes)
Due to reorganization of business units in April 2001, segment classification has changed from the first quarter ended June 30, 2001.
According to this change, prior year's figures are reclassified to conform with current classification.

(6) Annex B 2(g)-1

02 AUG -1

To whom it may concern

April 4, 2001
Sumitomo Corporation

Re: Contribution of marketable securities to the pension trust

The company hereby announces an additional marketable securities contribution to the pension trust for the purpose of providing additional pension assets to meet unfunded pension liabilities.

1. The date of contribution of marketable securities to the pension trust;
March 30, 2001

2. Fair value of marketable securities;
31 billion yen

3. Income effect as a result of contribution to the pension trust for the year ended March 31, 2001;
We plan to recognize a pretax gain of 17.8 billion yen on marketable securities contributed to the pension trust as extraordinary gains.

Regarding financial results for the year ended March 31, 2001, we are in the process of finalizing our results, however, current estimates of the net income are as follows;

U.S. GAAP / consolidated basis
Approximately 40 billion yen (35 billion yen : Year ended March 31, 2000)
Japan GAAP / consolidated basis
Approximately 26 billion yen (26 billion yen : Year ended March 31, 2000)
Japan GAAP / nonconsolidated basis
Approximately 15 billion yen (15 billion yen : Year ended March 31, 2000)

Inquiries;
Motoki Kondo, General Manager of Corporate Communication Dept.
Phone: Tokyo (03) 3217 - 5063
Makoto Nakamura, General Manager of Accounting Controlling Dept.
Phone: Tokyo (03) 3217 - 6813

(This is an English translation of the Japanese original) ⑦ Annex B 2(g)-2

02 AUG -1 AM 9:40

April 20, 2001

Company Name: Sumitomo Corporation
Representative: President and CEO, Kenji Miyahara
(Stock Exchange Code: 8053, TSE First Section)
Contact: Motoki Kondo, General Manager, Corporate Communications Department (TEL: 03-3217-5063)

To whom it may concern,

Re: Grant of Stock Options

A meeting of the Board of Directors of the Company held this day resolved to grant stock options by the own share system and resolved to propose this before the ordinary shareholders' meeting scheduled to be held on June 22, 2001.

The stock options granted this time are summarized below.

Note that the Company introduced the stock option system in fiscal 2000.

1. Objective

The objective is to enhance the incentive to improve performance and the morale of the directors and employees and thereby further promote profit growth and strengthen corporate constitution.

2. Method of Transfer

The shares will be transferred based on the "Contract for Granting the Right to Demand the Transfer of Shares of the Company from the Company at a Predetermined Price" prescribed in Article 210-2, Section 3 of the Commercial Code (hereinafter referred to as the "Contract for Granting Right to Demand Transfer of Shares")

3. Details of Acquisition of Company's Own Shares

(1) Type of shares to be acquired: Par value common shares of the Company
(2) Total number of shares to be acquired: Upper limit of 166,000 shares
(3) Total value of shares to be acquired: Upper limit of 182.6 million yen

4. Persons Covered by Transfer

32 Directors in office at time of closing of 133rd ordinary shareholders' meeting scheduled to be held on June 22, 2001 and 42 officers based on the Company's qualification system (hereinafter referred to as "Corporate Officers"), that is, total 74.

5. Number of Shares to be Transferred

The upper limits are a total of 124,000 shares for the directors and a total of 42,000 shares for the officers. The upper limit of the number of shares transferred to each Director is 10,000 shares and the lower limit 2,000 shares. The number of shares transferred to each Corporate Officer is made a flat 1000 shares.

6. Price of Transfer

This shall be made the average of the closing values of ordinary transactions of the Company's stock on the Tokyo Stock Exchange on each day of the month before the month to which the date of grant of options belongs (except days where transactions are not conducted) multiplied by 1.05 or the closing value of ordinary transactions of the Company's stock on the Tokyo Stock Exchange on the date of grant of options, whichever is higher, with fractions less than 1 yen rounded down.

Provided, however, that when the price of transfer would fall below the average acquisition price of own shares acquired by the Company (fractions less than 1 yen rounded up), the price shall be made that average acquisition price.

Note that when splitting stocks and when issuing new shares at a price under the market price, the price of transfer shall be adjusted by the following formula with fractions less than 1 yen arising due to the adjustment being rounded up.

Adjusted price of transfer = Preadjusted price of transfer x (No. of already issued shares + (No. of newly issued shares x paid in amount per share/Share price before split and new issuance))/(No. of already issued shares + No. of shares increased due to split and new issuance)

7. Period of Exercise of Right

From April 1, 2002 to June 30, 2006

8 Conditions for Exercise of Right

(1) Persons granted rights must be Directors or Corporate Officers of the Company even at the time of exercise of the rights.
(2) Transfer, pledge, and inheritance of rights are not allowed.
(3) Other conditions will be determined in the Contract for Granting Right to Demand Transfer of Shares concluded between the Company and the Directors and Corporate Officers concerned based on resolutions of the shareholders' meetings and decisions of the Board of Directors.

(8) Annex B 2(8)-3

02 AUG -1 [illegible]

SUMITOMO CORPORATION ANNOUNCES SETTLEMENT OF AN ANTI-TRUST ACTION IN CALIFORNIA

TOKYO, May 10, 2001 - Sumitomo Corporation today announced that they had settled an anti-trust action pending in state court in San Diego, California with 51 corporations that purchased copper and copper based products during the period 1986-1997.

Sumitomo agreed to pay the sum of $87.5 million, without any admission of wrongdoing, in full settlement of the claims arising out of the rogue trading activity of Yasuo Hamanaka. The plaintiff corporations include major utilities, telecommunications firms, and manufacturing entities.

Sumitomo plans to accrue this expense in the financial statements for the year ended March 31,2001. Sumitomo is not revising the projection of annual performance that was announced on April 4th,2001.

Contact : Motoki Kondo
Sumitomo Corporation
Tokyo
(03)5166-3087

About Us

News Release and Other Useful Information About Our Company

SUMITOMO CORPORATION ANNOUNCES IT WILL APPOINT OKA AS PRESIDENT

Tokyo, May 10, 2001 - Sumitomo Corporation today announced it will appoint senior managing director Motoyuki Oka as its President, and President Kenji Miyahara will become Chairman.

The appointment will become effective at the Board of Directors meeting to be held after the General Shareholders Meeting in June.

(This is an English translation of the Japanese original)

May 29, 2001

Sumitomo Corporation

To Whom It May Concern

Re: Article in May 29 *Nihon Keizai Shimbun* Reporting on "Comprehensive Tieup Between Mitsui & Co. and Sumitomo Corporation"

The May 29 morning edition of the *Nihon Keizai Shimbun* carried an article relating to a comprehensive tieup between the Company and Mitsui & Co. We are studying tieups in individual businesses where competitiveness could be strengthened by complementary abilities of the two companies. However, the Company considers its integrated corporate strength to be its core competence and is not planning any comprehensive tieup with Mitsui & Co.

● For inquiries on this matter : Corporate Communications Department of Sumitomo Corporation (contact: General Manager, Motoki Kondo, Tel: 03-5166-3087)

(11) Annex B 2(g)-6

02 AUG -1 AM 9:21

[Brief English translation of original release in Japanese]

To whom it may concern

May 29, 2001
Sumitomo Corporation

Sumisho Plaschem Co., Ltd. is to become Sumitomo Corporation's wholly owned Subsidiary through a stock-for-stock merger transaction

Sumitomo Corporation announced that its Board of Directors, on May 29, 2001 resolved that it would make and enter into a stock-for-stock transaction agreement with Sumisho Plaschem Co., Ltd. (hereinafter "Sumisho Plaschem"), in accordance with which all of the stock of Sumisho Plaschem will be acquired by Sumitomo Corporation and the shareholders of Sumisho Plaschem will in return receive consideration in the form of Sumitomo Corporation stock.

1. Purpose

In order to quickly implement management decisions, it is desirable that Sumisho Plaschem be a wholly owned subsidiary of Sumitomo Corporation. Sumitomo Corporation will continue to strive for the effective and efficient management of f chemical products trading business of Sumitomo Corporation Group companies including Sumisho Plaschem.

2. Conditions for the stock-for-stock transaction

(1) Schedule

May 29, 2001

Approval of the "Stock-for-Stock Transaction Agreement" by the Board of Directors of Sumitomo Corporation

May 29, 2001

Execution of the "Stock-for-Stock Transaction Agreement" by and between Sumitomo Corporation and Sumisho Plaschem

June 26, 2001

Special resolution for the approval of the "Stock-for- Stock Transaction Agreement" at the ordinary general meeting of the shareholders of Sumisho Plaschem

October 1, 2001

Due date for Sumisho Plaschem shareholders to submit their certificates of Sumisho Plaschem stock to Sumisho Plaschem

October 2, 2001

Closing date for the Stock-for-Stock Transaction

(2) Exchange Ratio

The shareholders of Sumisho Plaschem shall receive Sumitomo Corporation stock in accordance with the following ratio:

Sumitomo Corporation : Sumisho Plaschem = 1 : 0.091

i.e. For one Sumisho Plaschem stock, 0.091 Sumitomo Corporation stock will be issued. However, 10,396,862 shares of Sumisho Plaschem stock, which are already owned by Sumitomo Corporation, will not be subject to the Stock-for-Stock Transaction.

- As the consideration to be received by the shareholders of Sumisho Plaschem, 145,885 new ordinary shares of Sumitomo Corporation (50 yen par value) will be issued.
- Dividends in respect of the new shares of Sumitomo Corporation shall be calculated in relation to the period commencing October 1,2001.

(12) Annex B 2(8)-7

(This is an English translation of the Japanese original)

June 22, 2001

Sumitomo Corporation
(Stock Exchange Code 8053)
Contact: Motoki Kondo, Genaral Manager, Corporate Communications Department
(TEL: 03-5166-3087)

To whom it may concern,

Notice Concerning Start of Open Market Purchase

The Company resolved at its June 22, 2001 meeting of the Board of Directors to acquire shares of Jupiter Telecommunications Co. by open market purchases and is consequently giving notice of the following:

1. Objectives of Open Market Purchase

The company concerned, Jupiter Telecommunications Co. (hereinafter referred to as "the Company Concerned") is a joint venture established in January 1995 by the open market purchaser, that is, the Company, and Tele-Communications International, Inc. (currently Liberty Media International Inc., head office in the U.S.)

In September 2000, the Company Concerned acquired Titus Communications Co. as a full subsidiary through an exchange of stock. As a result, Microsoft Holdings V, Inc., Itochu Corporation (hereinafter referred to as "Itochu"), Toshiba Corporation (hereinafter referred to as "Toshiba"), and Lee Daniels became shareholders of the Company Concerned. In the shareholders' agreement concluded at the time of the exchange of stock, the two companies of Itochu and Toshiba obtained the right to sell all shares held in the Company Concerned to the Company and other main shareholders in accordance with the provisions of that shareholders' agreement.

Recently, Itochu and Toshiba asked to exercise their right of sale for their respectively held 118,040 shares (respectively 3.0% of issued shares of the Company Concerned). Along with this, the Company has decided to purchase the shares and will be purchasing them on the open market under the Securities and Exchange Law.

2. Summary of Open Market Purchase

(1) Summary of the Company Concerned

[1] Tradename

Jupiter Telecommunications Co.

[2] Main Business

Cable television multiple system operation

[3] Date of Establishment

January 18, 1995

[4] Location of Head Office

4-41-24 Higashi Ikebukuro, Toshima-ku, Tokyo

[5] Representative

Chairman and CEO, Tsunetoshi Ishibashi

[6] Capitalization

47,002,622 thousand yen (as of March 31, 2001)

[7] Shareholder Composition and Ratio of Shares Held

As of March 31, 2001

Name	Number of shares held and ratio with respect to total number of shares issued	
	Shares	%
Sumitomo Corporation	1,377,000.00	35.00
Liberty Japan, Inc.	1,101,600.00	28.00
Microsoft Holdings V, Inc.	908,796.06	23.10
Liberty Jupiter, Inc.	275,400.00	7.00
Itochu Corporation	118,040.67	3.00
Toshiba Corporation	118,040.67	3.00
Lee Daniels	35,408.34	0.90
Total	3,934,285.74	100.0

[8] Relationship with the Company

The Company holds 35.0% of the issued shares of the Company Concerned. Further, two of the Company's directors serve also as directors of the Company Concerned.

(2) Type of Shares Etc. to be Purchased

Registered no par value shares

(3) Period of Open Market Purchase
31 days from June 23, 2001 (Saturday) to July 23, 2001 (Monday)

(4) Purchasing Price
54,261 yen per share

(5) Basis for Calculation of Purchasing Price
Price agreed upon with Itochu and Toshiba in accordance with shareholders' agreement concluded in August 2000.

(6) Total number of shares scheduled for purchase: 271,488 shares
Number of shares scheduled for purchase: 271,488 shares
Number of shares scheduled to be exceeded: - shares
(Note) All selling shares will be purchased regardless of the number of selling shares.

(7) Change in Number of Shares Held due to Open Market Purchase
Number of shares held before purchase: 1,377,000 shares (ratio of holdings: 35.00%)
Number of shares held after purchase: 1,648,488 shares (ratio of holdings: 41.90%)
(Note 1) The number of shares held after purchase is the number of shares when purchasing the total 271,488 shares scheduled for open market purchase.
(Note 2) Total number of shares issued by the Company Concerned: 3,934,285.74 shares.

(8) Announcement Date of Start of Open Market Purchase
June 23, 2001 (Saturday)

(9) Open Market Purchase Agent
Nikko Salomon Smith Barney Limited, 5-2-20 Akasaka, Minato-ku, Tokyo
Further, the open market purchase agent is selecting the following sub-agent for reconsignment of part of the work:
Nikko Securities, Co. Ltd 3-3-1 Marunouchi, Chiyoda-ku, Tokyo

(10) Funds Required for Purchase: 14,752,211 thousand yen

(Note) The above purchasing cost is the estimate for the case of purchasing the total 271,488 shares scheduled for open market purchase.

3. Agreement Concerning Open Market Purchase with the Company Concerned

A notice to the effect that the current open market purchase was approved by the Board of Directors of the Company Concerned has been received from the Company Concerned.

4. Future Outlook

The projections on performance for the fiscal year ending March 31, 2002 of the Company are not changed from those announced on May 16, 2001.

Annex B 2(8)-8

(13)

(This is an English translation of the Japanese original)

July 6, 2001

Company Name: Sumitomo Corporation
Representative: President and CEO, Motoyuki Oka
(Stock Exchange Code 8053, TSE First Section)
Contact: Motoki Kondo,General Manager, Corporate Communications Department
(TEL: 03-5166-3087)

To whom it may concern,

Notice Concerning End of Acquisition of Company's Own Shares for Granting Stock Options

This is to inform you that we have completed the acquisition of the Company's own shares for transfer to directors and employees under Article 210-2 of the Commercial Code based on a resolution of the 133rd ordinary shareholders' meeting of the Company held on June 22, 2001.

Period of Purchase:	June 25, 2001 to July 6, 2001
No. of Shares Purchased:	166,000 shares
Total Value of Purchase:	140,456,000 yen
Method of Purchase:	Purchase on Tokyo Stock Exchange

(Reference)

Details of authorization from 133rd ordinary shareholders' meeting held on June 22, 2001

- Type of shares to be acquired: Par value common shares of the Company
- Total number of shares to be acquired: Upper limit of 166,000 shares
- Total value of shares to be acquired: Upper limit of 182.6 million yen

(This is an English translation of the Japanese original)

(14)

Annex B 2(g)-9

July 13, 2001

Sumitomo Corporation
(Stock Exchange Code 8053)
Contact: Motoki Kondo, General Manager, Corporate Communications Department
(TEL: 03-5166-3087)

To whom it may concern,

Notice of Partial Change of Disclosure Relating to Open Market Purchase

Some changes have occurred in the content of the "Notice Concerning Start of Open Market Purchase" of June 22, 2001 relating to the open market purchase of shares of Jupiter Telecom Co. by the Company announced on that same date. Note that a notice of correction was submitted to the Kanto Local Finance Bureau on July 13, 2001 relating to the changes.

1. Content of Change

[Before Change]

(7) Change in Number of Shares Held due to Open Market Purchase

Number of shares held before purchase: 1,377,000 shares (ratio of holdings: 35.00%)
Number of shares held after purchase: 1,648,488 shares (ratio of holdings: 41.90%)
(Note 1) The number of shares held after purchase is the number of shares when purchasing the total 271,488 shares scheduled for open market purchase.
(Note 2) Total number of shares issued by the Company Concerned: 3,934,285.74 shares.

[After Change]

(7) Change in Number of Shares Held due to Open Market Purchase

Number of shares held before purchase: 1,298,306 shares (ratio of holdings: 33.00%)
Number of shares held after purchase: 1,569,794 shares (ratio of holdings: 39.90%)
(Note 1) The number of shares held after purchase is the number of shares when purchasing the total 271,488 shares scheduled for open market purchase.
(Note 2) Total number of shares issued by the Company Concerned: 3,934,285.74 shares.

2. Reasons for Change

This was due to the sale of part of the Jupiter Telecommunications Co. shares held by the Company to Mitsui & Co. during the period of open market purchase, that is, July 12, 2001.

(Attached) "Notice concerning Start of Open Market Purchase" dated June 22, 2001.

(This is an English translation of the Japanese original)

June 22, 2001

Sumitomo Corporation
(Stock Exchange Code 8053)
Contact: Motoki Kondo, General Manager, Corporate Communications Department (TEL: 03-5166-3087)

To whom it may concern,

Notice Concerning Start of Open Market Purchase

The Company resolved at its June 22, 2001 meeting of the Board of Directors to acquire shares of Jupiter Telecommunications Co. by open market purchases and is consequently giving notice of the following:

1. Objectives of Open Market Purchase

The company concerned, Jupiter Telecommunications Co.,Ltd (hereinafter referred to as "the Company Concerned") is a joint venture established in January 1995 by the open market purchaser, that is, the Company, and Tele-Communications International, Inc. (currently Liberty Media International Inc., head office in the U.S.)

In September 2000, the Company Concerned acquired Titus Communications Co. as a full subsidiary through an exchange of stock. As a result, Microsoft Holdings V, Inc., Itochu Corporation (hereinafter referred to as "Itochu"), Toshiba Corporation (hereinafter referred to as "Toshiba"), and Lee Daniels became shareholders of the Company Concerned. In the shareholders' agreement concluded at the time of the exchange of stock, the two companies of Itochu and Toshiba obtained the right to sell all shares held in the Company Concerned to the Company and other main shareholders in accordance with the provisions of that shareholders' agreement.

Recently, Itochu and Toshiba asked to exercise their right of sale for their respectively held 118,040 shares (respectively 3.0% of issued shares of the Company Concerned). Along with this, the Company has decided to purchase the shares and will be purchasing them on the open market under the Securities and Exchange Law.

2. Summary of Open Market Purchase

(1) Summary of the Company Concerned

[1] Tradename
Jupiter Telecommunications Co.

[2] Main Business
Cable television multiple system operation

[3] Date of Establishment
January 18, 1995

[4] Location of Head Office
4-41-24 Higashi Ikebukuro, Toshima-ku, Tokyo

[5] Representative
Chairman and CEO, Tsunetoshi Ishibashi

[6] Capitalization
47,002,622 thousand yen (as of March 31, 2001)

[7] Shareholder Composition and Ratio of Shares Held

As of March 31, 2001

Name	Number of shares held and ratio with respect to total number of shares issued	
	Shares	%
Sumitomo Corporation	1,377,000.00	35.00
Liberty Japan, Inc.	1,101,600.00	28.00
Microsoft Holdings V, Inc.	908,796.06	23.10
Liberty Jupiter, Inc.	275,400.00	7.00
Itochu Corporation	118,040.67	3.00
Toshiba Corporation	118,040.67	3.00
Lee Daniels	35,408.34	0.90
Total	3,934,285.74	100.0

[8] Relationship with the Company

The Company holds 35.0% of the issued shares of the Company Concerned. Further, two of the Company's directors serve also as directors of the Company Concerned.

(2) Type of Shares Etc. to be Purchased
Registered no par value shares

(3) Period of Open Market Purchase
31 days from June 23, 2001 (Saturday) to July 23, 2001 (Monday)

(4) Purchasing Price
54,261 yen per share

(5) Basis for Calculation of Purchasing Price
Price agreed upon with Itochu and Toshiba in accordance with shareholders' agreement concluded in August 2000.

(6) Total number of shares scheduled for purchase: 271,488 shares
Number of shares scheduled for purchase: 271,488 shares
Number of shares scheduled to be exceeded: - shares
(Note) All selling shares will be purchased regardless of the number of selling shares.

(7) Change in Number of Shares Held due to Open Market Purchase
Number of shares held before purchase: 1,377,000 shares (ratio of holdings: 35.00%)
Number of shares held after purchase: 1,648,488 shares (ratio of holdings: 41.90%)
(Note 1) The number of shares held after purchase is the number of shares when purchasing the total 271,488 shares scheduled for open market purchase.
(Note 2) Total number of shares issued by the Company Concerned: 3,934,285.74 shares.

(8) Announcement Date of Start of Open Market Purchase
June 23, 2001 (Saturday)

(9) Open Market Purchase Agent

Nikko Salomon Smith Barney Limited, 5-2-20 Akasaka, Minato-ku, Tokyo
Further, the open market purchase agent is selecting the following sub-agent for reconsignment of part of the work:
Nikko Securities, Co. 3-3-1 Marunouchi, Chiyoda-ku, Tokyo

(10) Funds Required for Purchase: 14,752,211 thousand yen
(Note) The above purchasing cost is the estimate for the case of purchasing the total 271,488 shares scheduled for open market purchase.

3. Agreement Concerning Open Market Purchase with the Company Concerned

A notice to the effect that the current open market purchase was approved by the Board of Directors of the Company Concerned has been received from the Company Concerned.

4. Future Outlook

The projections on performance for the fiscal year ending March 31, 2002 of the Company are not changed from those announced on May 16, 2001.

(This is an English translation of the Japanese original)

(15) Annex B 2(8)-10

02 AUG -1 AM 9:05

July 24, 2001

Sumitomo Corporation
(Stock Exchange Code 8053)
Contact: Motoki Kondo, General Manager, Corporate Communications Department
(TEL: 03-5166-3087)

To whom it may concern,

Notice of Results of Open Market Purchase

The Company resolved at a June 22, 2001 meeting of the Board of Directors to start open market purchase of shares of Jupiter Telecommunications Co.,Ltd and executed the open market purchase from June 23. It completed the purchase on July 23. It is therefore giving notice of the results as follows:

1. Summary of Open Market Purchase (Announced on June 23, 2001)
   (1) Name of the Company Concerned: Jupiter Telecommunications Co.
   (2) Type of Shares Etc. to be Purchased: Registered no par value shares
   (3) Period of Open Market Purchase
   31 days from June 23, 2001 (Saturday) to July 23, 2001 (Monday)
   (4) Purchasing Price: 54,261 yen per share

2. Results of Open Market Purchase
   (1) State of Subscription
   Total number of shares scheduled for purchase: 271,488 shares
   Number of shares scheduled for purchase: 271,488 shares
   Number of shares scheduled to be exceeded: - shares
   Total number of selling shares: 258,080 shares
   Total number of purchased shares: 258,080 shares

   (2) Results of Open Market Purchase

Total number of selling shareholders	Total number of selling shares	Total number of purchased shares	Total number of returned shares
3	258,080	258,080	-

(3) Number of Shares Held and Ratio of Holdings After Purchase
Number of shares held before purchase: 1,298,306 shares (ratio of holdings: 33.00%)
Number of shares held after purchase: 1,556,386 shares (ratio of holdings: 39.56%)
(Note) Total number of shares issued by the Company Concerned: 3,934,285.74

(4) Funds Required for Purchase: 14,024,679 thousand yen

3. Method and Starting Date of Settlement
   (1) Name and Location of Head Office of Securities Company, Bank, Etc.

Performing Settlement for Purchase Etc.

Nikko Salomon Smith Barney Limited, 5-2-20 Akasaka, Minato-ku, Tokyo
Nikko Securities Co., Ltd 3-3-1 Marunouchi, Chiyoda-ku, Tokyo

(2) Date of Start of Settlement: July 26, 2001 (Thursday)

(3) Method of Settlement

We will mail a notice of purchase by open market purchase to the addresses of the selling shareholders (address of permanent agent in the case of foreign shareholders) without delay after the end of the open market purchase period. The purchase will be made in cash.

4. Future Outlook

The projections on performance for the fiscal year ending March 31, 2002 of the Company are not changed from those announced on May 16, 2001.

(16) Annex B 2(8)-11

To whom it may concern

September 28, 2001
Sumitomo Corporation

Re: Dissolution of a Subsidiary

Sumitomo Corporation (the Company) hereby reports that, its wholly owned subsidiary, Seiko Paper Board Manufacturing Co., Ltd. (Seiko), determined to dissolve at Seiko's Board of Directors' meeting on Sept. 21, 2001.

1. Summary of Seiko Paper Board Manufacturing:
   (1) Headquarters: 4-33-7 Onosato, Sennan-City, Osaka
   (2) President: Tomohito Fukuda
   (3) Business: Manufacture of corrugated paperboard
   (4) Establishment: July, 1954
   (5) Paid-in Capital: ¥280 million
   (6) Shareholder: Sumitomo Corporation 100%

2. Reasons for Dissolution:
   Seiko has been the Company's 100% subsidiary since 1984, however, its performance has been deteriorating mainly due to over-competition and the weak paperboard market, which has prompted Seiko to take this course of action.

3. Dissolution Schedule:
   The discussion with the labor union to terminate its operations at the end of November 2001 has started.

4. Impact of the dissolution on the Company's income:
   The Company also reports that the loss anticipated from this dissolution has already been included in the previous years' financial results and therefore will not further impact on the Company's consolidated results.

Inquiries;
Motoki Kondo, General Manager, Corporate Communications Dept.
Tel. Tokyo (03)3217-5063

(This is an English translation of the Japanese original)

(17)

Annex B 2(8)-12

October 12, 2001
Sumitomo Corporation

To Whom It May Concern

Notice Concerning Revision of Projections on Performance of our Subsidiary (Sumisho Metalex Corporation)

This is to inform you that a subsidiary of the Company, Sumisho Metalex Corporation, has revised its projections on performance for the first half year and full year of the fiscal year ending March 31, 2002 (April 1, 2001 to March 31, 2002) announced on May 15, 2001.

(Attachment):

Disclosed material of Sumisho Metalex Corporation

Contact: Motoki Kondo, General Manager, Corporate Communications Department
(Tel: 03-5166-3087)

(This is an English translation of the Japanese original)

October 12,2001

Company Name: Sumisho Metalex Corporation
Stock Exchange Code : 7632 JASDAQ
Contact: Managing Director, Shuzo Yamamoto, Tel: (03) 5294-4111

To whom it may concerns,

Notice Regarding Revision of Projections on Performance

Based on recent trends in performance, we have revised our projections on performance announced at the time of our disclosure of financial statements on May 15, 2001 as follows:

1. Revision of Projected Figures for the first half of Fiscal Year Ending March 31, 2002 (April 1, 2001 to September 30, 2001)

(Unit: million yen, %)

	Total trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on May 15, 2001)	32,000	1,000	600
Currently revised projections (B)	27,000	550	300
Change (B-A)	-5,000	-450	-300
Rate of change	-15.6	-45.0	-50.0
Performance of previous term (the first half of fiscal year ended March 31, 2001)	29,641	989	517

2. Revision of Projected Figures for Performance of Full Fiscal Year Ending March 31, 2002 (April 1, 2001 to March 31, 2002)

(Unit: million yen, %)

	Total trading transactions	Ordinary income	Net income
Previously announced projections (A) (announced on May 15, 2001)	65,000	2,100	1,200
Currently revised projections (B)	57,000	1,100	600
Change (B-A)	-8,000	-1,000	-600
Rate of change	-12.3	-47.6	-50.0
Performance of previous term (fiscal year ended March 31, 2001)	61,746	1,991	1,031

3. Reason

Utilizing its functions in logistic, processing and information, the Company aimed at increasing revenue and earnings by the expansion of existing transactions and by the startup of new business models. Because the deflation of Japanese economy shows no sign of ending, the Company expects the fist half year performance to come under its initial projections.

Regarding the startup of new business models such as in the electrical machinery and electronic equipment fields, since it is projected that there will be a further delay before the economic conditions in those fields recover, the Company has revised downward its projections of the first half year and full year performance as shown above.

(18) Annex B 2(g)-13

To whom it may concern

02 AUG -1 [illegible]

December 10, 2001
Sumitomo Corporation

Sale of subsidiary's shares

Sumitomo Corporation (the "Company") hereby reports that the Company will sell the whole share of its wholly owned subsidiary, Kamikawachi Development Co., Ltd. and transfer its "Eastwood Country Club" golf course business.

1. Purchaser Iida Home Max
(Headquarters: Musashino City, Tokyo, Representative: Kazuhiko Mori)

2. Schedule
- December 10, 2001 Conclusion of the Purchase Contract
- After returning the deposits to the members, the shares will be sold prospecting by end of June 2002.

3. Reasons for sale
- The performance has been deteriorating since the opening of the golf course in October 1992 and difficult to expect its recovery. The Company has been examining of the sale to improve the quality of assets and strengthen corporate constitution.

4. Summary of Kamikawachi Development
(1) Headquarters: 1039-3 Fuyumuro, Ooaza, Kamikawachi-cho, Kawachi-gun, Tochigi
(2) Representative: Niichiro Inoue
(3) Business: Operation of "Eastwood Country Club" golf course
(4) Establishment: May, 1986
(5) Paid-in capital: 185 million yen
(6) Shareholder: Sumitomo Corporation 100%

5. Impact of the sale of shares on the Company's income:
- The Company also reports that the loss anticipated from this sale has already been included in previous years' financial results and therefore will not further impact on the Company's results.

Inquiries;
Takushi Nakamura, Deputy General Manager, Corporate Communication Dept.
Tel. Tokyo (03)5166-3098

(This is an English translation of the Japanese original)

March 14, 2002
Sumitomo Corporation
(contact: Keiji Nakajima, General Manager, Corporate Communications Department, (03)-5166-3089)

To whom it may concern,

Re: Personnel Changes in Directors and Corporate Officers

The following personnel changes in Directors and Corporate Officers, starting from personnel changes to be proposed at the ordinary shareholders' meeting scheduled for this coming June, have been resolved at an extraordinary meeting of the Board of Directors held this day and are being notified to you.

[Personnel Changes in Directors and Corporate Officers]

1. Promotion of Directors (as of April 1)

(New)	(Current)	
Executive Vice President	(Senior Managing Director)	Atsushi Nishijo
Executive Vice President	(Senior Managing Director)	Kosaburo Morinaka
Senior Managing Director	(Managing Director)	Hideki Yamane
Senior Managing Director	(Managing Director)	Kenichi Nagasawa
Managing Director	(Director)	Kenzo Okubo
Managing Director	(Director)	Tadahiko Mizukami
Managing Director	(Director)	Shizuka Tamura
Managing Director	(Director)	Masaomi Bando
Managing Director	(Director)	Noriaki Shimazaki
Managing Director	(Director)	Nobuhide Nakaido

2. Retiring Directors (after ordinary shareholders' meeting of June)

New	(Current)	
Standing Corporate Auditor	(Executive Vice President)	Takashi Nomura
Special Advisor	(Executive Vice President)	Fumio Wada
Special Advisor	(Executive Vice President)	Keitaro Yokohata
Advisor	(Senior Managing Director)	Muneo Shigematsu
Advisor	(Managing Director)	Tsunehiro Ichiki
Scheduled Managing Director of Sumisho Lease Co.,Ltd	(Director)	Shigeki Sato
Advisor < director rank>and Sumitomo Shoji Financial Management Co.,Ltd. <President> and Scheduled Senior Managing Director of Sumisho Auto Leasing Co.,Ltd.	(Director)	Sakuo Namba
	(Director)	Hiroo Kimura

3. Retiring Corporate Auditor

	(Current)	
Retiring	(Standing Corporate Auditor)	Takehiko Yonezu

4. Appointment and Retirement of Representative Directors

(As of April 1)

The following have been appointed as Representative Directors along with their promotion to Managing Directors:

		<Post>
Appointed	Kenzo Okubo	Managing Director
Appointed	Tadahiro Mizukami	Managing Director
Appointed	Shizuka Tamura	Managing Director
Appointed	Masaomi Bando	Managing Director
Appointed	Noriaki Shimazaki	Managing Director
Appointed	Nobuhide Nakaido	Managing Director

(After June ordinary shareholders' meeting)

The following will retire as Representative Directors along with their retirement as directors:

Retired Takashi Nomura
Retired Fumio Wada
Retired Keitaro Yokohata
Retired Muneo Shigematsu
Retired Tsunehiro Ichiki

5. Reappointed Directors (after June ordinary shareholders' meeting)

24 Directors

6. Newly Appointed Corporate Officers (as of April 1)

Corporate Officer	Takao Iwauchi
Corporate Officer	Yoshihiko Shimizu
Corporate Officer	Fumiaki Iwase
Corporate Officer	Naoki Takada
Corporate Officer	Makoto Sato
Corporate Officer	Minoru Uemura
Corporate Officer	Tsuneo Naito
Corporate Officer	Shunichi Arai
Corporate Officer	Takahiko Moriyama
Corporate Officer	Toyosaku Hamada
Corporate Officer	Ichiro Miura
Corporate Officer	Yasuyuki Abe

There were the following changes in posts along with the changes in personnel:

(As of April 1)

New post	(Current post)	
Assistant to President and CEO	Executive Vice President (General Manager of the Consumer Goods & Service Business Unit, General Manager of the Materials & Real Estate Business Unit)	Fumio Wada

New Position	(Current Position)	Name
Executive Vice President, Assistant to President and CEO	(General Manager of the Transportation & Construction Systems Business Unit, General Manager of the Media, Electronics & Network Business Unit)	Keitaro Yokohata
Executive Vice President, General Manager for the Americas, Director & President of Sumitomo Corporation of America	(Senior Managing Director, General Manager for the Americas, Director & President of Sumitomo Corporation of America)	Atsushi Nishijo
Executive Vice President, General Manager of the Machinery & Electric Business Unit	(Senior Managing Director, General Manager of the Machinery & Electric Business Unit)	Kosaburo Morinaka
Senior Managing Director, Assistant to President and CEO	(General Manager of the Financial & Logistics Business Unit)	Muneo Shigematsu
Senior Managing Director, General Manager of the Chemical Business Unit, General Manager of the Materials & Real Estate Business Unit	(General Manager of the Chemical Business Unit)	Hironori Kato
Senior Managing Director, General Manager for China, General Manager of Beijing Office, General Manager of Sumitomo Corporation (China) Holding Ltd.	(Managing Director, General Manager for China, General Manager of Beijing Office, General Manager of Sumitomo Corporation (China) Holding Ltd.	Hideki Yamane
Senior Managing Director, General Manager of the Consumer Goods & Service Business Unit	(Managing Director, General Manager of the Chubu Regional Business Unit)	Kenichi Nagasawa
Managing Director, Assistant to President and CEO	(Assistant General Manager of the Mineral Resources & Energy Business Unit)	Tsunehiro Ichiki
Managing Director, Deputy General Manager of the Kansai Regional Business Unit, General Manager of the Textile Division	(Assistant General Manager of the Consumer Goods & Service Business Unit, General Manager of the Textile Division., Assistant General	Koji Nakajima

Manager of the Kansai Regional Business Unit)

New Position	(Current Position)	Name
General Manager of the Media, Electronics & Network Business Unit	Managing Director (Assistant General Manager of the Media, Electronics & Network Business Unit, General Manager of the Media Division)	Yuji Tamura
General Manager of the Transportation & Construction Systems Business Unit	Managing Director (Deputy General Manager of the Transportation & Construction Systems Business Unit)	Shuji Hirose
Managing Director, Assistant General Manager of the Metal Products Business Unit, General Manager of the Iron & Steel Division, No. 2	(Director, General Manager of the Iron & Steel Division, No. 2)	Kenzo Okubo
Managing Director, General Manager of the Financial & Logistics Business Unit	(Director, General Manager of the Logistics & Insurance Division)	Tadahiko Mizukami
Managing Director, Assistant General Manager of the Chemical Business Unit, General Manager of the Life Science Division	(Director, General Manager of the Life Science Division)	Shizuka Tamura
Managing Director, Assistant General Manager of the Materials & Real Estate Business Unit, General Manager of the Construction & Real Estate Division, General Manager of the General Construction Development & Coordination Dept.)	(Director, General Manager of the Construction & Real Estate Division, General Manager of the General Construction Development & Coordination Dept.)	Masaomi Bando
Managing Director, Senior Assistant to Executive Vice President Responsible for the Planning & Coodination Group,General Manager of the Finance & Accounting Group	(Director, Senior Assistant to Executive Vice President Responsible for the Planning & Coodination Group, General Manager of the Finance & Accounting Group)	Noriaki Shimazaki

Managing Director, Assistant General Manager of the Media, Electronics & Network Business Unit, General Manager of the Network Divison. (Responsible for the e-Business Dept.)	(Director, General Manager of the Network Division. (Responsible for the e-Business Dept.))	Nobuhide Nakaido
Director Assistant to President and CEO, Responsible for Sumisho Lease Co.,Ltd (Advisor)	(General Manager of the Risk Management Group)	Shigeki Sato
General Manager of the Chubu Regional Business Unit	Director (General Manager of the Motor Vehicles Business Division)	Katsuichi Kobayashi
Deputy General Manager of the Finance & Accounting Group, Responsible for Sumitomo Shoji Financial Management Co.,Ltd (President and CEO)	Director (Responsible for Sumitomo Corporation of America (Exective Vice President, CFO, CAO))	Sakuo Namba
Assistant to President and CEO	Director (General Manager of the Financial Service Division)	Hiroo Kimura
General Manager of the Machinery & Electric Systems Division, General Manager of the Power Project Division	Director (General Manager of the Power Project Division)	Michio Ogimura
Responsible for Sumitomo Corporation (Singapore) Pte.Ltd (President and CEO)	Corporate Officer (Responsible for Sumitomo Australia Ltd (President and CEO), Responsible for Sumitomo Corporation of New Zealand (President and CEO))	Yoshiyuki Matsuoka
General Manager of the Risk Management Group	Corporate Officer (Deputy General Manager of the Risk Management Group, General Manager of the Risk Management & Planning Dept.)	Yoshi Morimoto

General Manager of the Media Division, General Manager of the CATV & Satellite Business Dept.	Corporate Officer (Deputy General Manager of the Network Division. (Deputy General Manager of the e-Business Dept), Responsible for SC ComTex)	Shingo Yoshii
Deputy General Manager of the Planning & Coordination Group, General Manager of the Corporate Planning & Coodination Dept.	Corporate Officer (General Manager of the Machinery & Electric Systems Division)	Shuichi Mori
Assistant General Manager of the Media, Electronics & Network Business Unit	Corporate Officer (Deputy General Manager of the Media Division, General Manager of the CATV & Satellite Business Dept.)	Tsuguhito Aoki
General Manager of the Planning & Administration Dept. of Consumer Goods & Service Business Unit	Corporate Officer (Deputy General Manager of the Financial Service Division, General Manager of the Investment Development Dept.)	Kentaro Ishimoto
Corporate Officer, Assistant to General Manager of the Materials & Supplies Division Responsible for Sumisho & Mitsui Bussan Kenzai	(Assistant to General Manager of the Materials & Supplies Division, Responsible for Sumisho & Mitsui Bussan Kenzai)	Takao Iwauchi
Corporate Officer, Responsible for Sumitomo Corporation (Hong Kong)Ltd. (President and CEO),Responsible for Sumitomo Corporation (Guangzhou)Ltd. (President and CEO), General Manager of Xiamen Office, Responsible for Sumitomo Corporation (China) Holding Ltd.	(Responsible for Sumitomo Corporation (Hong Kong)Ltd. (President and CEO), Responsible for Sumitomo Corporation (Guangzhou)Ltd. (President and CEO), General Manager of Xiamen Office, Responsible for Sumitomo Corporation (China) Holding Ltd.	Yoshihiko Shimizu
Corporate Officer, General Manager of the Financial Service Division,General Manager of the Investment Development Dept.	(General Manager of the Corporate Finance Dept.)	Fumiaki Iwase
Corporate Officer, Deputy General Manager of the Power Project Division, Assistant to	(Assistant General Manager of the Power Project Division, Assistant to General Manager of the Transportation	Naoki Takada

General Manager of the Transportation & Construction Systems Business Unit, Assistant to General Manager of the Machinery & Electric Business Unit	& Construction Systems Business Unit, Assistant to General Manager of the Machinery & Electric Business Unit)	
Corporate Officer, General Manager of the Motor Vehicles Business Division	(General Manager of the Motor Vehicles Business Dept., No. 2)	Makoto Sato
Corporate Officer, Assistant to General Manager of the Energy, Division, No. 1 Responsible for LNG Japan)	(Assistant to General Manager of the Energy Division, No. 1 Responsible for LNG Japan)	Minoru Uemura
Corporate Officer, General Manager of the Logistics & Insurance Division, General Manager of the Logistics Business Development Dept.)	(General Manager of the Logistics Business Development Dept.)	Tsuneo Naito
Corporate Officer, Responsible for Sumitomo Corporation of America (General Manager of Houston Branch and General Manager of the Steel Pipe Division)	(Responsible for Sumitomo Corporation of America (General Manager of Houston Branch and General Manager of the Steel Pipe Division))	Shunichi Arai
Corporate Officer, Responsible for Sumitomo Corporation of America (General Manager of Los Angeles Branch, General Manager of the Machinery & Electric Dept., No. 1, General Manager of the Machinery & Electric Dept., No. 2)	(Responsible for Sumitomo Corporation of America (General Manager of San Francisco Branch, General Manager of Santa Clara Representative Office, General Manager of the Machinery & Electric Dept., No. 1, General Manager of the Machinery & Electric Dept., No. 2))	Takahiro Moriyama
Corporate Officer, General Manager of the Corporate Finance Dept.	(General Manager of the Corporate Planning & Coodination Dept.)	Toyosaku Hamada
Corporate Officer, General Manager of the Human Resources Dept., General Manager of the Employee Relations & Compensation Dept.	(General Manager of the Human Resourses Dept.	Ichiro Miura

Corporate Officer, Assistant to General Manager of the Network Division, Responsible for Sumisho Electronics Co Ltd.	(Assistant to General Manager of the Network Division)	Yasuyuki Abe

There have been the following changes in related posts along with the above personnel changes:

(As of April 1)

Assistant to General Manager of the Personnel & General Affairs Group, Responsible for Sumisho Administration Service Co.,Ltd.	(General Manager of the Employee Relations & Compensation Dept.)	Koji Okamoto
General Manager of the Risk Management & Planning Dept.)	(Deputy General Manager of the Risk Management & Planning Dept.)	Hideki Iwasawa
Deputy General Manager of the Transportation Project and Equipment Dept.	(Responsible for Sumitomo Corporation of America (General Manager of Pittsburg Branch))	Hisashi Chujo
General Manager of the Network Systems Dept., Assistant to General Manager of the Network Division, Responsible for SC ComTex,Inc.	(General Manager of the Network Systems Dept.)	Yoshio Osawa
General Manager of the Motor Vehicles Business Planning Dept., General Manager of the Motor Vehicles Dept., No. 3	(General Manager of the Motor Vehicles Dept., No. 3)	Kuniharu Nakamura
General Manager of the Motor Vehicles Dept., No. 2)	(General Manager of the Motor Vehicles Business Planning Dept.)	Yasumasa Yamada
Responsible for Sumitomo Australia Ltd. (President and CEO), Responsible for Sumitomo Corporation (New Zealand)Ltd.(President and CEO)	(General Manager of the Carbon Dept.)	Yuji Morita
General Manager of the Carbon Dept.	(Assistant to General Manager of the Carbon Dept.)	Yoshiaki Yukawa
General Manager of the Planning & Administration Dept. of Materials & Real	(General Manager of the Planning & Administration Dept. of Consumer Goods & Service Business Unit)	Kenichi Nitta

Estate Business Unit

Assistant to General Manager of the Materials & Real Estate Business Unit	(General Manager of the Planning & Administration Dept. of Materials & Real Estate Business Unit)	Jun Senda
Responsible for Sumitomo Corporation of America (General Manager of Pittsburg Branch, General Manager of Resource & Nonferrous Metal Division)	(Responsible for Sumitomo Corporation of America (General Manager of Los Angeles Branch, General Manager of the Resource & Nonferrous Metal Division)	Masatoshi Adachi

There have been the following changes in posts of directors and officers along with the change in the corporate Group organization of July 1:

(As of July 1)

Responsible for the Internal Auditing Dept., Responsible for Human Resources Development & Information Management Group, Responsible for Financial Resources Management Group, General Manager of the Human Resources Development & Information Management Group	Managing Director (Senior Assistant to Executive Vice President for the Plannning & Coodination Group, General Manager of the Finance & Accounting Group)	Noriaki Shimazaki
General Manager of the Coordination Officer	Director (General Manager of the personnel & General Affairs Group, General Manager of the Planning & Coodination Group)	Susumu Kato Coporate &
General Manager of the Financial Resources Management Group	Corporate Officer (General Manager of Risk Management Group)	Yoshi Morimoto

20 Annex B 2(8)-15

02 AUG -1 ... 9

For Immediate Release

Contact: Keiji Nakajima
Sumitomo Corporation
TEL: 81-3-5166-3089

Press Release

On March 31 (March 30, New York Time), Sumitomo Corporation has reached a settlement with J.P. Morgan Chase & Co. (Head Office: New York) concerning lawsuits for damages sustained by the Company against The Chase Manhattan Bank and J.P. Morgan & Co., Inc. in connection with copper trading of Mr. Hamanaka, the former General Manager of the Non-Ferrous Metals Department. Under the agreement, JP Morgan Chase & Co., without any admission of wrongdoing, will pay the Company $125 million, and the Company will release J.P. Morgan Chase & Co. and all of its predecessors, affiliates, and current and former employees from any and all claims stemming from the trading losses and will dismiss its lawsuits against these institutions.

The Company is to record a gain as settlement received on copper trading litigation of approximately 16.7 billion yen.

(21) Annex B 2(8)-16

To whom it may concern

April 2, 2002
Sumitomo Corporation

Re: Contribution of marketable equity securities to the pension trust and valuation losses on marketable equity securities

Sumitomo Corporation hereby reports an additional contribution of marketable equity securities to the pension trust and valuation losses on marketable equity securities for the fiscal year ended March 31, 2002.

1. Additional contribution of marketable equity securities to the pension trust

The Company made an additional contribution of marketable equity securities to the pension trust. The purpose is to provide additional pension assets to meet unfunded pension liabilities.

(1) The date of contribution of marketable equity securities to the pension trust
March 28, 2002

(2) Fair value of marketable equity securities
15.3 billion yen

(3) Income effect
The Company is to record a gain on sale of marketable equity securities of 10.4 billion yen.

2. Valuation losses on marketable equity securities

The Company is to record approximately 45 billion yen of valuation losses on marketable equity securities.

The projection of annual performance is not revised from the figures that the Company announced in November 2001.

Inquiries;
Keiji Nakajima, General Manager, Corporate Communication Dept.
Phone: +81-3-5166-3089
Makoto Nakamura, General Manager, Accounting Controlling Dept.
Phone: +81-3-5166-3354

To whom it may concern:

May 9, 2002
Sumitomo Corporation

Re: Sumitomo Corporation Announces Stock Repurchase Program and Grant of Stock Options

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to obtain an authorization by shareholder resolution to be adopted at the General Meeting of Shareholders scheduled to be held on June 21, 2002, for (i) a stock repurchase program pursuant to Article 210 of the Commercial Code of Japan, and (ii) the issue of new share acquisition rights in the term of stock options to the Company's directors and employees pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan.

I. Stock Repurchase Program

1. Rationale

The stock repurchase program will enable the Company to execute a flexible capital policy in response to the shifting business environment.

2. Details of Stock Repurchase Program

(1) Type of shares to be acquired:
The Company's common shares

(2) Total number of shares to be acquired:
Up to 30 million shares
(Representing 2.8% of the Company's issued shares)

(3) Total acquisition price:
Up to ¥30 billion

Note) The foregoing is subject to the approval of the proposition of "Acquisition of the Company's Own Shares" at the General Meeting of Shareholders scheduled for June 21, 2002.

Ⅱ. Grant of Stock Options

1. Particulars of issuing new share acquisition rights

(1) Persons to whom new share acquisition rights are to be allotted

Directors of the Company and Corporate Officers under the Company's qualification system

(2) Type and number of shares subject to new share acquisition rights

161,000 of the Company's common shares will be the maximum total number of subject shares. If the Company conducts a stock split or reverse stock split, the number of shares will be adjusted using the following calculation formula. However, this adjustment will only be conducted for the number of shares subject to new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment will be rounded down.

Number of shares after adjustment = number of shares before adjustment × split or reverse split ratio

(3) Total number of new share acquisition rights to be issued

Up to 161. (1,000 common shares per new share acquisition right. However, if adjustments are made to the number of shares as described in item (2) above, the same adjustment shall be made here.)

(4) Issue price of new share acquisition rights

To be issued without consideration.

(5) Amount to be paid upon exercise of new share acquisition rights

The exercise price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on each day of the month before the month in which the new share acquisition rights are granted (excluding days when there were no transactions), multiplied by 1.05; provided, however, that, if the exercise price as so computed would be less than the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are granted (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the exercise price shall be such closing price.

If the Company splits its shares or issues new shares at a price below the market price, the exercise price shall be adjusted per the following formula, rounded up to eliminate any fraction of a yen arising from the adjustment.

$$\text{Post-adjustment exercise price} = \text{pre-adjustment exercise price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{paid-in price per newly issued share}}{\text{share price before split or new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from split or new issuance}}$$

(6) Period for the exercise of new share acquisition rights

From April 1, 2003 until June 30, 2007.

(7) Conditions of the exercise of new share acquisition rights

(i) Grantees of the new share acquisition rights must also at the time of exercise thereof be a Director or a Corporate Officer of the Company.

(ii) Transfer, pledge, or inheritance of new share acquisition rights shall not be permitted.

(iii)Other conditions shall be as stipulated in the new share acquisition rights agreements concluded between the Company and the grantee Directors and Corporate Officers, based upon the resolutions of this general meeting and of the Board of Directors.

(8) Cancellation of new share acquisition rights

The Company may cancel the allotment of new share acquisition rights without consideration if the person to whom such rights are allotted becomes unable to exercise the right under (7)(i).

(9) Restrictions on the transfer of new share acquisition rights

The transfer of new share acquisition rights requires the approval of the Board of Directors.

2. Rationale for issuing new share acquisition rights at especially favorable terms

So as to increase the motivation and morale of directors and employees, and further expand our profit base and strengthen our corporate constitution, we request approval to issue new share acquisition rights to the Company's directors and employees, in accordance with the above particulars.

Because the new share acquisition rights will be issued in the form of stock options, the issue price will be free of consideration as set forth in 1.(4) above, and the exercise price will be based on the current market value as set forth in 1.(5) above.

Note) The foregoing is subject to the approval of the proposition of "Issuing new share acquisition rights in the term of stock options to the Company's directors and employees" at the General Meeting of Shareholders scheduled for June 21, 2002.

(23) Annex B 2(8)-18

For Immediate Release

(This is an English translation of the Japanese original)

02 AUG -1 ...

June 28, 2002

Sumitomo Corporation
Motoyuki Oka, President and CEO
Stock Exchange Code 8053
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Public Offering of Shares by Selling Shareholders

Notification is hereby given of the resolution adopted at Sumitomo Corporation's Board of Directors Meeting held on June 28, 2002, to launch a public offering by certain selling shareholders as set forth below.

1. Number of shares to be offered by the selling shareholders

   46,500,000 shares of common stock

2. Offering price

   Not yet determined (To be determined between July 17 and 22, 2002.)

3. Selling shareholders and the number of shares to be offered

Selling Shareholders	Number of Shares
The Sumitomo Trust & Banking Co., Ltd	15,000,000
The Bank of Tokyo-Mitsubishi, Ltd.	10,000,000
Sumitomo Life Insurance Company	7,500,000
Sumitomo Mitsui Banking Corporation	6,000,000
NEC Corporation	6,000,000
UFJ Bank Limited	2,000,000

4. Offering methods

   To be underwritten by Daiwa Securities SMBC Co.Ltd., Nikko Salomon Smith Barney Limited and Nomura Securities Co., Ltd.

   The aggregate amount of the difference of the offering price and the purchase price will be distributed among the underwriters.

Note: This document is a press release, intended for general release, regarding the offering of shares of Sumitomo Corporation; its purpose is not to solicit investment. Individuals considering investment are urged to fully read the Prospectus (including revisions thereto) for the offering of shares before making their own judgment about whether to invest.

5. Subscription period

   Not yet determined, but will be from the first to third business days immediately after the pricing date.

6. Date of delivery of shares

   Not yet determined, but will be from the seventh business day after the pricing date.

7. Margin deposited by subscribers

   100% of the offering price per share

8. Subscription unit

   1,000 shares

9. Concerning the above items, the Company filed the reports and notices required under the Securities and Exchange Law of Japan on June 28, 2002.

10. The Company's Board of Directors granted the President full power and authority to determine the offering price and other matters necessary for this offering.

Reference: Purpose of Offering Shares

To improve distribution and to enhance further liquidity of the Company's shares, in response to certain trends in the market such as the unwinding of cross-shareholding.

(24) Annex B 2(82-19)

02 AUG -1 AM 9:51

For Immediate Release
(This is an English translation of the Japanese original)

July 17, 2002

Sumitomo Corporation
Motoyuki Oka, President and CEO
Stock Exchange Code 8053
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Pricing for the Public Offering of Shares by Selling Shareholders

Notification is hereby given of the following decisions made pertaining to the offering price and other matters relating to the public offering of shares by certain selling shareholders, regarding which a resolution was adopted at the Board of Directors Meeting held on June 28, 2002.

1.	Offering price	¥667 per share
2.	Total amount to be offered	¥31,015,500,000
3.	Purchase price	¥640.32 per share
4.	Total amount to be purchased	¥29,774,880,000
5.	Subscription period	July 18, 2002 to July 22, 2002
6.	Date of delivery of shares	July 26, 2002

Note: The underwriters will underwrite the shares at the purchase price, and offer them at the offering price.

Reference:

(1) Number of shares to be offered by the selling shareholders

46,500,000 shares

(2) Calculation method for offering price

Reference date and closing price	July 17, 2002	¥681
Discount ratio		2.06%

Annex B 3(a)-1

02 AUG -1 AM 9:2

(Translation)

May 31, 2001

To All Shareholders

Sumitomo Corporation
5-33, Kitahama 4-chome
Chuo-ku, Osaka

Kenji Miyahara
President and CEO

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

We have pleasure in extending to you a cordial invitation to attend the 133rd Ordinary General Meeting of Shareholders of the Company, which will be held as set forth below.

If you will be unable to attend the meeting in person, please take the time to examine the reference materials on the following pages and the attached Reports for the 133rd Fiscal Year, indicate your assent or dissent on the enclosed form of Ballot, affix your seal thereto, and send it in by return mail.

With highest regards.

TIME, PLACE AND AGENDA

1. **Time** — **Friday, June 22, 2001, at 10:00 a.m.** (Open at 9:00 a.m.)
2. Place — Conference Hall, 1st floor, Office Tower Y in Harumi Island Triton Square
   8-11, Harumi 1-chome, Chuo-ku, Tokyo
3. Agenda — Presentation of Reports: Business Report, Balance Sheets, and Statements of Income for the 133rd Fiscal Year (April 1, 2000, through March 31, 2001)

Propositions

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 133rd Fiscal Year

Proposition No.2: Partial Amendment of the Articles of Incorporation (The contents of this proposition are summarized below in the "Reference Materials for the Exercise of Voting Rights.")

Proposition No.3: Election of two Directors

Proposition No.4: Election of two Corporate Auditors

Proposition No.5: Acquisition of the Company's Own Shares for Transfer to Directors and Employees of the Company (The contents of this proposition are summarized below in the "Reference Materials for the Exercise of Voting Rights.")

Proposition No.6: Presentation of retirement bonuses to retiring Directors

* * *

If you attend the meeting in person, please submit the enclosed form of Ballot to the receptionists at the place of meeting.

REFERENCE MATERIALS FOR THE EXERCISE OF VOTING RIGHTS

1. Total number of shares owned by shareholders having voting rights 1,057,878,000 shares

2. Propositions to be voted on and reference matters relating thereto

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 133rd Fiscal Year

Under the policy of ensuring long-term, stable returns to shareholders, with due regard for the need to build up the Company's operational strength and to provide for future business developments, we should like to make appropriation of retained earnings as set forth on page 32 of the attached Reports for the 133rd Fiscal Year.

As for the final dividend, we should like to continue it at four yen (¥4) per share, which is the same as the amount of the interim dividend.

Proposition No.2: Partial Amendment of the Articles of Incorporation

We should like to amend part of the present Articles of Incorporation as set forth below.

(1) In view of the circumstances that, in April of this year, the former Osaka Head Office was reorganized into a regional organization called the Kansai Regional Business Unit, etc., it is proposed to change the location of the head office in Article 2 from the City of Osaka to Chuo-ku, Tokyo. Also, concurrently with this change, it is proposed to delete paragraph 3 of Article 13, which concerns the place of convocation of the general meeting of shareholders.

(2) So as to prepare for the diversification of the Company's business and be ready for future business developments, it is proposed to change the purposes in Article 3.

A comparison of the present and the proposed amended texts is as follows.

(Underlining indicates the changes.)

Present Articles of Incorporation	Proposed Amendment
ARTICLE 2. LOCATION OF HEAD OFFICE The Corporation shall have its head office in <u>the City of Osaka</u>.	ARTICLE 2. LOCATION OF HEAD OFFICE The Corporation shall have its head office in <u>Chuo-ku, Tokyo</u>.
ARTICLE 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 9. (omitted) (newly added) <u>10.</u> through <u>18.</u> (omitted) <u>19. Commodity investment sales business and commodity investment adviser business.</u> <u>20.</u> through <u>24.</u> (omitted)	ARTICLE 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 9. (unchanged) <u>10. Development and sale of products of biotechnology.</u> <u>11.</u> through <u>19.</u> (same as the present 10. through 18.) <u>20. Investment adviser business.</u> <u>21.</u> through <u>25.</u> (same as the present 20. through 24.)
ARTICLE 13. TIME <u>AND PLACE</u> OF CONVOCATION (1) The ordinary general meeting of shareholders shall be convened in June each year. (2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened whenever necessary. <u>(3) The general meeting of shareholders shall be convened in the Corporation's head office location or in Chuo-ku, Tokyo or in a place adjacent to either.</u>	ARTICLE 13. TIME OF CONVOCATION (1) (unchanged) (2) (unchanged) (deleted)

Proposition No.3: Election of two Directors

Messrs. Kunihiro Ashida, Tetsu Kiriishi, and Minoru Imai will retire as Director at the end of the General Meeting. Therefore, we should like to have two Directors elected to fill the vacancies.

The candidates for Directors are as follows.

Candidate No.1

Hiroo Kimura

Born June 12, 1946.

Abbreviated resume:

April 1969,	entered the Company;
June 1995,	Assistant to General Manager of the Foodstuff & Fertilizer Division and General Manager of the Planning & Development Department of the Foodstuff & Fertilizer Division;
	thereafter, General Manager of the Treasury Department of Osaka, General Manager of the Treasury Department,
	Corporate Officer (General Manager of the Treasury Division and the Treasury Department),
	Corporate Officer (General Manager of the Treasury Division); successively,
April 2000,	Corporate Officer (General Manager of the Financial Service Division (Present Position)).

Ownership of shares of the Company: 3,000 shares.

Candidate No.2

Michio Ogimura

Born September 13, 1947.

Abbreviated resume:

April 1970,	entered the Company;
October 1994,	General Manager of the Power Project Department No.2;
	thereafter, Assistant General Manager of the Plant, Power & Telecommunication Project Division,
	Corporate Officer (President & Director of PT Sumitomo Indonesia); successively,
April 2001,	Corporate Officer (General Manager the Power Project Division and the Power Project Department No.1 (Present Position)).

Ownership of shares of the Company: 10,000 shares.

Note: None of the above candidates has conflicts of interest with the Company.

Proposition No.4: Election of two Corporate Auditors

Because the terms of two of the four incumbent Corporate Auditors, Takehiko Yonezu and Hiroshi Maeda expire as of the end of the General Meeting, we should like to have two Corporate Auditors elected.

The candidates for Corporate Auditors are as follows.

Candidate No.1

Takehiko Yonezu

Born March 22, 1934.

Abbreviated resume:

April 1956,	entered the Company;
June 1985,	Director;
June 1990,	Managing Director;
June 1993,	Senior Managing Director;
June 1995,	Executive Vice-President (Responsible for the Internal Auditor Office, the Treasury Division, and General Manager of the Living Related Group);
June 1996,	Executive Vice-President (Responsible for the Internal Auditor Office, the Business Investment, the Treasury, the Accounting Controlling, the Credit & Controlling Divisions, General Manager of the Living Related Group, and Responsible for the Retail & Consumer Services Division);
March 1997,	Executive Vice-President (Responsible for the Internal Auditor Office, General Manager of the Market Risk Controlling Department, Responsible for the Business Investment, the Treasury, the Accounting Controlling, the Credit & Controlling Divisions, General Manager of the Living Related Group, and Responsible for the Retail & Consumer Services Division);
April 1997,	Executive Vice-President (General Advisor to President for the Administration Divisions, Responsible for the Internal Auditor Office, and General Manager of the Market Risk Controlling Department);
April 1998,	Executive Vice-President (General Advisor to President for the Administration Divisions);
June 1998,	Standing Corporate Auditor (Present Position).

Ownership of shares of the Company: 38,257 shares.

Candidate No.2

Hiroshi Maeda

Born October 17, 1926.

Abbreviated resume:

April 1951,	commissioned Public Prosecutor;
August 1979,	Director-General of the Criminal Bureau;
December 1983,	Vice-Minister of Justice;
December 1985,	Super Intending Prosecutor of Tokyo High Public Prosecutors Office;
March 1988,	Prosecutor-General (May 1990, retired);
June 1990,	Lawyer (Present Position);
June 1993,	Corporate Auditor of the Company (Present Position).

Ownership of shares of the Company: 0 shares.

Notes:

1. None of the above candidates has conflicts of interest with the Company.
2. Candidate Mr. Hiroshi Maeda satisfies the condition for an outside corporate auditor stipulated by Article 18, Section 1 of the Law Concerning Special Exception to the Commercial Code Concerning Audits Etc. of Corporations.

Proposition No.5: Acquisition of the Company's Own Shares for Transfer to Directors and Employees of the Company

For the purpose of heightening the motivation and morale of Directors and employees in an effort to further expand the Company's profits and strengthen the Company's corporate constitution, we should like to request, based on the provisions of article 210bis of the Commercial Code, your approval of the acquisition, between the conclusion of this general meeting and the conclusion of the next ordinary general meeting of shareholders, of 166,000 of the Company's par-value ordinary shares, the total acquisition price not to exceed 182,600,000 yen, for transfer to Directors and employees of the Company in accordance with the following particulars.

Particulars of the Transfer of Shares

1. Method of Transfer

Transfer shall be effected pursuant to "agreements conferring a right to demand that the corporation transfer its shares to the person so demanding, at a price determined in advance," as set forth in article 210bis, section 2, item 3 of the Commercial Code (hereinafter referred to as "stock option agreements").

2. Transferees and Number of Shares to be Transferred

There shall be 74 transferees in total, comprising the 32 Directors in office as of the conclusion of this general meeting and, among employees ranked as corporate officers under the Company's ranking system (hereinafter referred to as "Corporate Officers"), the 42 persons set forth in the Annex below; the total number of shares shall be 166,000 shares.

The names of the transferees and the number of shares to be transferred to each shall be as set forth in the Annex below, provided, however, that, as to Directors, it shall be a condition that they are elected under Proposition No. 3.

3. Kind of Shares to be Transferred

Par-value ordinary shares of the Company.

4. Transfer Price

The transfer price shall be the price, rounded up to eliminate any fraction of a yen, that is the greater of the average of the closing prices for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on each day of the month before the month in which the right is conferred (excluding days when there were no transactions), multiplied by 1.05, and the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on the day on which the right is conferred; provided, however, that, if the transfer price as so computed would be less than the average acquisition price of the shares of its own stock that the Company has acquired (rounded up to eliminate any fraction of a yen), the transfer price shall be such average acquisition price.

If the Company splits its shares or issues new shares at a price below the market price, the transfer price shall be adjusted per the following formula, rounded up to eliminate any fraction of a yen arising from the adjustment.

$$\text{post-adjustment transfer price} = \text{pre-adjustment transfer price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{paid-in price per newly issued share}}{\text{share price before split or new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from split or new issuance}}$$

5. Period for the Exercise of Rights

From April 1, 2002 until June 30, 2006.

6. Conditions of the Exercise of Rights

(1) The person on whom the right was conferred must also at the time of exercise of the right be a Director or a Corporate Officer of the Company.

(2) Transfer, pledge, or inheritance of the right shall not be permitted.

(3) Other conditions shall be as stipulated in the stock option agreements concluded between the Company and the transferee Directors and Corporate Officers, based upon the resolutions of this general meeting and of the Board of Directors.

Annex: Transferees and Number of Shares to be Transferred to Each

(1) 32 Directors

Transferees	Shares	Transferees	Shares	Transferees	Shares
Kenji Miyahara	10,000	Takashi Nomura	6,000	Fumio Wada	6,000
Keitaro Yokohata	6,000	Shigemi Hiranuma	6,000	Naoki Kuroda	6,000
Masabumi Kimura	5,000	Muneo Shigematsu	5,000	Atsushi Nishijo	5,000
Kosaburo Morinaka	5,000	Motoyuki Oka	5,000	Hironori Kato	5,000
Tsunehiro Ichiki	4,000	Hideki Yamane	4,000	Kenichi Nagasawa	4,000
Koji Nakajima	4,000	Yuji Tamura	4,000	Takaaki Shibata	4,000
Shuji Hirose	4,000	Shigeki Sato	2,000	Kenzo Okubo	2,000
Tadahiko Mizukami	2,000	Shizuka Tamura	2,000	Masaomi Bando	2,000
Noriaki Shimazaki	2,000	Nobuhide Nakaido	2,000	Takehiro Yamanaka	2,000
Katsuichi Kobayashi	2,000	Sakuo Namba	2,000	Susumu Kato	2,000
Hiroo Kimura	2,000	Michio Ogimura	2,000		

(2) 42 Corporate Officers

Transferees	Shares	Transferees	Shares	Transferees	Shares
Masahisa Nagano	1,000	Takemasa Koyama	1,000	Hisayoshi Uno	1,000
Joichi Saito	1,000	Yoshinobu Goto	1,000	Shoichiro Someya	1,000
Masahiro Ishikawa	1,000	Yukihiro Yoshida	1,000	Hisahiko Arai	1,000
Masahiro Sato	1,000	Masanori Nojima	1,000	Yoshitaka Ando	1,000
Yutaka Takagi	1,000	Akihiko Sono	1,000	Nobuhiko Ishizaka	1,000
Yoshihiko Shimazu	1,000	Yoshiaki Miyasako	1,000	Yoshiyuki Matsuoka	1,000
Yoshi Morimoto	1,000	Kenji Kajiwara	1,000	Yoshihisa Mizukami	1,000
Masaaki Uemura	1,000	Takeshi Sumiya	1,000	Keiji Nakajima	1,000
Hiroki Hachiya	1,000	Hisao Hokiguchi	1,000	Makoto Shibahara	1,000
Tomoyuki Moriizumi	1,000	Shingo Yoshii	1,000	Michihisa Shinagawa	1,000
Shuichi Mori	1,000	Goichi Orita	1,000	Yasuo Otani	1,000
Masahiko Nakane	1,000	Haruhiko Miki	1,000	Tsuguhito Aoki	1,000
Takayuki Kameoka	1,000	Mitsuhiko Yamada	1,000	Ryoji Nagao	1,000
Kazuo Omori	1,000	Nobuo Kitagawa	1,000	Kentaro Ishimoto	1,000

Proposition No. 6: Presentation of retirement bonuses to retiring Directors

In order to reward their respective services while in office, we should like to present retirement bonuses to Messrs. Kunihiro Ashida, Tetsu Kiriishi and Minoru Imai who will retire as Director at the end of the General Meeting, within the range of what are appropriate amounts based on the Standard for Calculation of Retirement Bonuses (Monetary Condolence) for Directors and Corporate Auditors of the Company. We should like to leave the actual amounts, times and manners of presentation to the discretion of the Board of Directors.

The abbreviated resumes of the retiring Directors are as follows.

Kunihiro Ashida

Abbreviated resume:

June 1989,	Director of the Company (General Manager of the Administration Division of the Machinery & Electric Group);
June 1993,	Managing Director (General Manager of Nagoya Office);
June 1996,	Senior Managing Director (General Manager of Nagoya Office);
April 1998,	Executive Vice-President (Responsible for the C&C Systems Division, and General Manager of the Media, Electronics & Information Business Group);
February 1999,	Executive Vice-President (Responsible for the C&C Systems Division, General Manager of the Media, Electronics & Information Business Group, and General Manager of the C&C Systems Division);
April 1999,	Executive Vice-President (Responsible for Kansai Area, General Manager of the Media, Electronics & Information Business Group, C.I.O.);
April 2000,	Executive Vice-President (Responsible for Administration Division, Osaka, Responsible for Kansai Area, and General Manager of the Machinery & Electric Group No.1);
April 2001,	Executive Vice President (Assistant to President and CEO (Present Position)).

Tetsu Kiriishi

Abbreviated resume:

June 1997,	Director of the Company (General Manager of the Retail & Consumer Services Division);
April 2001,	Director (Assistant General Manager of the Consumer Goods & Service Business Unit (Present Position)).

Minoru Imai

Abbreviated resume:

June 1998,	Director of the Company (General Manager of Jakarta Office);
April 1999,	Director (General Manager of the Plant, Power & Telecommunication Project Division);
April 2000,	Director (General Manager of the Plant Division);
April 2001,	Director (Assistant to President and CEO (Present Position)).

***

Annex B 3(a)-2

26

02 AUG -1 AM 9:30

(Translation)

May 30, 2002

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

We have pleasure in extending to you a cordial invitation to attend the 134th Ordinary General Meeting of Shareholders of the Company, which will be held as set forth below.

If you will be unable to attend the meeting in person, please take the time to examine the reference materials on the following pages and the attached Reports for the 134th Fiscal Year, indicate your assent or dissent on the enclosed form of Ballot, affix your seal thereto, and send it in by return mail.

With highest regards.

TIME, PLACE AND AGENDA

1. **Time** — **Friday, June 21, 2002, at 10:00 a.m.** (Open at 9:00 a.m.)
2. Place — Conference Hall, 1st floor, Office Tower Y in Harumi Island Triton Square
8-11, Harumi 1-chome, Chuo-ku, Tokyo
3. Agenda — Presentation of Reports: Business Report, Balance Sheets, and Statements of Income for the 134th Fiscal Year (April 1, 2001 through March 31, 2002)

Propositions

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 134th Fiscal Year

Proposition No.2: Acquisition of the Company's Own Shares (The contents of this proposition are summarized below in the "Reference Materials for the Exercise of Voting Rights.")

Proposition No.3: Partial Amendment of the Articles of Incorporation (The contents of this proposition are summarized below in the "Reference Materials for the Exercise of Voting Rights.")

Proposition No.4: Election of Twenty-four Directors due to Expiry of the Terms of All of the Thirty-two Incumbent Directors

Proposition No.5: Election of Two Corporate Auditors

Proposition No.6: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors and Employees (The contents of this proposition are summarized below in the "Reference Materials for the Exercise of Voting Rights.")

Proposition No.7: Presentation of Retirement Bonuses to Retiring Directors and a Retiring Corporate Auditor

* * *

If you attend the meeting in person, please submit the enclosed form of Ballot to the receptionists at the place of meeting.

REFERENCE MATERIALS FOR THE EXERCISE OF VOTING RIGHTS

1. Total number of shareholder voting rights 1,057,792

2. Propositions to be voted on and reference matters relating thereto

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 134th Fiscal Year

Under the policy of ensuring long-term, stable returns to shareholders, with due regard for the need to build up the Company's operational strength and to provide for future business developments, we should like to make appropriation of retained earnings as set forth on page 33 of the attached Reports for the 134th Fiscal Year.

As for the final dividend, we should like to continue it at four yen (¥4) per share, which is the same as the amount of the interim dividend.

Proposition No.2: Acquisition of the Company's Own Shares

So as to execute a flexible capital policy, pursuant to the provisions in Article 210 of the Commercial Code, we should like to acquire up to thirty million (30,000,000) of our own common shares for a maximum acquisition price of thirty billion (30,000,000,000) yen from the time the General Meeting concludes until the conclusion of the next ordinary general meeting of shareholders.

Proposition No.3: Partial Amendment of the Articles of Incorporation

We should like to amend part of the present Articles of Incorporation as set forth below.

(1) So as to prepare for the diversification of the Company's business and be ready for future business developments, it is proposed to insert an additional purpose in Article 3 (PURPOSES).

(2) These amendments are being made in connection with the effectuation of the revised Commercial Code and others involving, among other things, the abolition of par value stock, the establishment of a voting unit system, changes concerning the quorum at a general meeting of shareholders, and the establishment of a system for releasing Directors and Corporate Auditors from liability to the extent permitted by law.

The following table shows a comparison between the current Articles of Incorporation and the proposed changes, as well as the rationales for the changes.

The Board of Corporate Auditors has given its unanimous consent with regard to the submission of Article 21 (EXEMPTION OF DIRECTORS FROM LIABILITY) in the proposal to change the Articles of Incorporation.

(Changes are underlined)

Current Articles of Incorporation	Proposed amendment	Rationale for change
Article 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 18. (omitted) (New item) 19. through 25. (omitted)	Article 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 18. (unchanged) 19. Trading of greenhouse gas emission reduction credits. 20. through 26. (same as the current 19. through 25.)	To add objectives in order to prepare for the diversification of the Company's business and be ready for future business developments.
Article 6. RETIREMENT OF SHARES By resolution of the Board of Directors, the Corporation may, using retained earnings, purchase for retirement and retire its own shares, not to exceed one hundred million (100,000,000) shares.	(Deleted)	To be deleted in association with the abolition of the Law Concerning Special Provisions under the Commercial Code Relating to Procedures for Retirement of Shares.

Current Articles of Incorporation	Proposed amendment	Rationale for change
Article 7. PAR VALUE OF PAR VALUE SHARES AND NUMBER OF SHARES CONSTITUTING ONE UNIT (1) Par value shares shall have a par value of fifty (50) yen per share. (2) The number of shares constituting one unit of shares of the Corporation shall be one thousand.	Article 6. NUMBER OF SHARES IN VOTING UNIT AND NON-ISSUE OF SHARES CONSTITUTING LESS THAN A FULL VOTING UNIT (1) The number of shares in one voting unit shall be one thousand (1,000) shares. (2) The Corporation shall not issue share certificates for a number of shares less than one voting unit (hereinafter "fractional voting unit shares"). However, this does not apply when specified in the share handling rules.	To provide for the deletion of the amount of one share in connection with the abolition of par value stock, the wording change from "unit" to "voting unit" in connection with the abolition of the unit share system and establishment of the voting unit system, and the non-issuance of fractional voting unit shares.
Article 8. (omitted)	Article 7. (same as the current Article 8.)	
Article 9. RECORD DATE (1) The Corporation shall specify that those shareholders (as used herein, this term includes beneficial shareholders) possessing voting rights who are registered in the register of shareholders (as used herein, this term includes the register of beneficial shareholders) as of the close of each fiscal year shall be, ipso facto, the shareholders entitled to exercise rights at the ordinary general meeting of shareholders in respect of the relevant fiscal period.	Article 8. RECORD DATE (1) The Corporation shall specify that those shareholders (as used herein, this term includes beneficial shareholders) possessing voting rights who are registered or recorded in the register of shareholders (as used herein, this term includes the register of beneficial shareholders) as of the close of each fiscal year shall be, ipso facto, the shareholders entitled to exercise rights at the ordinary general meeting of shareholders in respect of the relevant fiscal period.	To make required changes to reflect the fact that it is now permitted to prepare the shareholders' register electronically.

Current Articles of Incorporation	Proposed amendment	Rationale for change
(2) In addition to the cases expressly provided for in the preceding paragraph and elsewhere in these Articles of Incorporation, the Corporation may, whenever necessary, upon giving prior public notice, fix an ad hoc record date.	(2) (unchanged)	
Article 10. TRANSFER AND OTHER PROCEDURES Registration of the transfer of shares, purchase of shares not constituting a full unit and other matters relating to the handling of shares shall be determined by the Board of Directors.	Article 9. TRANSFER AND OTHER PROCEDURES Registration of the transfer of shares, purchase of shares not constituting a full voting unit and other matters relating to the handling of shares shall be determined by the Board of Directors.	To change the wording from "unit" to "voting unit" in connection with the abolition of the unit share system and the establishment of the voting unit system.
Article 11. (omitted)	Article 10. (same as current Article 11.)	
Article 12. LOCATION OF REGISTER OF SHAREHOLDERS The register of shareholders of the Corporation shall be kept at the business office of the transfer agent, and registration of the transfer of shares, purchase of shares not constituting a full unit and other matters relating to the shares of the Corporation shall be handled by the transfer agent and not by the Corporation.	Article 11. LOCATION OF REGISTER OF SHAREHOLDERS The register of shareholders of the Corporation shall be kept at the business office of the transfer agent, and registration of the transfer of shares, purchase of shares not constituting a full voting unit and other matters relating to the shares of the Corporation shall be handled by the transfer agent and not by the Corporation.	To change the wording from "unit" to "voting unit" in connection with the abolition of the unit share system and the establishment of the voting unit system.
13. through 14. (omitted)	12. through 13. (same as current 13. through 14.)	

Current Articles of Incorporation	Proposed amendment	Rationale for change
Article 15. ORDINARY RESOLUTIONS Except as otherwise provided by law, regulation or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes represented by the shareholders present, irrespective of the ratio of the number of shares held by such shareholders to the total number of issued shares.	Article 14. ORDINARY RESOLUTIONS Except as otherwise provided by law, regulation or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes represented by the shareholders present.	To make the required changes in connection with the revision of the quorum threshold from total number of shares outstanding to total number of shareholder voting rights.
Article 16. EXERCISE OF VOTING RIGHT BY PROXY A shareholder may exercise his voting rights by proxy. The proxy must be a shareholder of the Corporation and must show the Corporation his power of attorney.	Article 15. EXERCISE OF VOTING RIGHT BY PROXY A shareholder may exercise his voting rights by proxy. The proxy must be a shareholder of the Corporation and the proxy or the shareholder must show the Corporation his power of attorney.	To make the required changes to reflect the fact that it is now possible for shareholders to submit proxies to the Corporation when exercising proxy votes.
Article 17. ELECTION OF DIRECTORS (1) Directors shall be elected by a majority of the votes represented at a meeting attended by shareholders holding not less than one-third of the total number of issued shares having voting rights. (2) The election of Directors shall not be by cumulative voting.	Article 16. ELECTION OF DIRECTORS (1) Directors shall be elected by a majority of the votes represented at a meeting attended by shareholders holding not less than one-third of the total number of shareholder voting rights. (2) (unchanged)	To make the required changes in connection with the revision of the quorum threshold from total number of shares outstanding to total number of shareholder voting rights.
18. through 21. (omitted)	17. through 20. (same as current 18. through 21.)	

Current Articles of Incorporation	Proposed amendment	Rationale for change
(New section)	Article 21. EXEMPTION OF DIRECTORS FROM LIABILITY Pursuant to the provisions of Article 266 Paragraph 12 of the Commercial Code, the Corporation may release Directors (including former Directors) from liability relating to the activities specified in Paragraph 1, item 5 of the same article, to the extent permitted by law, with the approval of the Board of Directors.	To establish a provision to the effect that Directors may be released from liability to the extent permitted by law with the approval of the Board of Directors so as to enable Directors to adequately fulfill the roles expected of them.
Article 22. ELECTION OF CORPORATE AUDITORS Corporate Auditors shall be elected by a majority of the votes represented at a meeting attended by shareholders holding not less than one-third of the total number of issued shares having voting rights.	Article 22. ELECTION OF CORPORATE AUDITORS Corporate Auditors shall be elected by a majority of the votes represented at a meeting attended by shareholders holding not less than one-third of the total number of shareholder voting rights.	To make the required changes in connection with the revision of the quorum threshold from total number of shares outstanding to the total number of shareholder voting rights.
(New section)	Article 27. EXEMPTION OF CORPORATE AUDITORS FROM LIABILITY Pursuant to the provisions in Article 280 Paragraph 1 of the Commercial Code, the Corporation may release Corporate Auditors (including former Corporate Auditors) from liability, to the extent permitted by law, with the approval of the Board of Directors.	To establish a provision to the effect that Corporate Auditors may be released from liability to the extent permitted by law with the approval of the Board of Directors so as to enable Corporate Auditors to adequately fulfill the roles expected of them.
Article 27. (omitted)	Article 28. (same as current Article 27.)	

Current Articles of Incorporation	Proposed amendment	Rationale for change
Article 28. ORDINARY DIVIDEND Any ordinary dividend shall be paid to the shareholders or pledgees registered in the register of shareholders as of the close of the relevant fiscal year.	Article 29. ORDINARY DIVIDEND Any ordinary dividend shall be paid to the shareholders or pledgees registered or recorded in the register of shareholders as of the close of the relevant fiscal year.	To make the required changes to reflect the fact that it is now permitted to prepare the shareholders' registers electronically.
Article 29. INTERIM DIVIDEND By resolution of the Board of Directors, the Corporation may distribute money as an interim dividend to the shareholders or pledgees registered in the register of shareholders as of the last day of September.	Article 30. INTERIM DIVIDEND By resolution of the Board of Directors, the Corporation may distribute money as an interim dividend to the shareholders or pledgees registered or recorded in the register of shareholders as of the last day of September.	To make the required changes to reflect the fact that it is now permitted to prepare the shareholders' registers electronically.
30. through 31. (omitted)	31. through 32. (same as current 30. through 31.)	

Proposition No.4: Election of Twenty-four Directors due to Expiry of the Terms of All of the Thirty-two Incumbent Directors

Because the terms of all of the thirty-two incumbent Directors will expire as of the end of the General Meeting, we should like to have twenty-four Directors elected.

The candidates for Directors are as follows.

Candidate No.1

Kenji Miyahara

Born November 5, 1935.

Abbreviated resume:

April 1958,	entered the Company;
June 1986,	Director;
June 1990,	Managing Director;
June 1993,	Senior Managing Director;
June 1995,	Executive Vice-President;
June 1996,	President;
June 2001,	Chairman of the Board of Directors (Present Position).

Ownership of shares of the Company: 57,200 shares.

Candidate No.2

Motoyuki Oka

Born September 15, 1943.

Abbreviated resume:

April 1966,	entered the Company;
June 1994,	Director;
April 1998,	Managing Director;
April 2001,	Senior Managing Director;
June 2001,	President and CEO (Present Position).

Ownership of shares of the Company: 41,000 shares.

Candidate No.3

Shigemi Hiranuma

Born August 10, 1941.

Abbreviated resume:

April 1964,	entered the Company;
June 1992,	Director;
June 1996,	Managing Director;
April 1999,	Managing Director (General Manager of the Iron & Steel Group);
April 2001,	Executive Vice President (General Manager of the Metal Products Business Unit (Present Position)).

Ownership of shares of the Company: 34,793 shares.

Candidate No.4

Naoki Kuroda

Born December 18, 1940.

Abbreviated resume:

April 1963,	entered the Ministry of International Trade and Industry;
June 1988,	Director-General of Nagoya Bureau of International Trade and Industry;
June 1989,	Director-General of the Petroleum Department of the Agency of Natural Resources and Energy;
June 1991,	Director-General for Natural Resources and Energy Policy of the Agency of Natural Resources and Energy;
June 1992,	Director-General of the Agency of Natural Resources and Energy (June 1993, retired);
August 1995,	Adviser of the Company;
June 1996,	Managing Director;
April 1999,	Managing Director (General Manager of the Non-Ferrous Metals/Chemicals/Petroleum & Carbon Group);
April 2001,	Executive Vice President (General Manager of the Mineral Resources & Energy Business Unit (Present Position)).

Ownership of shares of the Company: 23,000 shares.

Candidate No.5

Atsushi Nishijo

Born July 24, 1942.

Abbreviated resume:

April 1965,	entered the Company;
June 1993,	Director;
April 1997,	Managing Director;
April 2001,	Senior Managing Director (General Manager for the Americas and Director & President of Sumitomo Corporation of America);
April 2002,	Executive Vice President (General Manager for the Americas and Director & President of Sumitomo Corporation of America (Present Position)).

Representation of other company:
Director & President of Sumitomo Corporation of America

Ownership of shares of the Company: 29,192 shares.

Candidate No.6

Kosaburo Morinaka

Born August 8, 1942.

Abbreviated resume:

April 1965,	entered the Company;
June 1993,	Director;
April 1997,	Managing Director;
April 2001,	Senior Managing Director (General Manager of the Machinery & Electric Business Unit);
April 2002,	Executive Vice President (General Manager of the Machinery & Electric Business Unit (Present Position)).

Representation of other company:
Representative Director of Summit Power Holdings Limited
Representative Director of Summit Power Development Limited

Ownership of shares of the Company: 24,705 shares.

Candidate No.7

Masabumi Kimura

Born September 21, 1939.

Abbreviated resume:

April 1964,	entered the Company;
June 1993,	Director;
April 1997,	Managing Director;
April 2000,	Managing Director (Deputy General Manager of the Iron & Steel Group and General Manager of the Iron & Steel Division No.1);
April 2001,	Senior Managing Director (General Manager of the Kansai Regional Business Unit (Present Position)).

Ownership of shares of the Company: 32,371 shares.

Candidate No.8

Hironori Kato

Born May 19, 1941.

Abbreviated resume:

April 1966,	entered the Company;
June 1995,	Director;
April 1998,	Managing Director;
April 2001,	Senior Managing Director (General Manager of the Chemical Business Unit);
April 2002,	Senior Managing Director (General Manager of the Chemical and the Materials & Real Estate Business Units (Present Position)).

Representation of other company:
Director & Chairman of Cantex Inc.

Ownership of shares of the Company: 14,000 shares.

Candidate No.9

Hideki Yamane

Born October 26, 1941.

Abbreviated resume:

April 1965,	entered the Company;
June 1995,	Director;
April 1999,	Managing Director (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd.);
April 2002,	Senior Managing Director (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd. (Present Position)).

Representation of other company:
Director & President of Sumitomo Corporation (China) Holding Ltd.
Director & Chairman of Sumitomo Corporation (Shanghai) Limited
Director & Chairman of Sumitomo Corporation (Tianjin) Ltd.
Director & Chairman of Sumitomo Corporation (Dalian) Ltd.
Director & Chairman of Sumitomo Corporation (Quindao) Ltd.
Director & Chairman of Sumitomo Corporation (Guangzhou) Ltd.

Ownership of shares of the Company: 25,000 shares.

Candidate No.10

Kenichi Nagasawa

Born November 29, 1942.

Abbreviated resume:

April 1966,	entered the Company;
June 1995,	Director;
April 2000,	Managing Director;
April 2001,	Managing Director (General Manager of the Chubu Regional Business Unit);
April 2002,	Senior Managing Director (General Manager of the Consumer Goods & Service Business Unit (Present Position)).

Ownership of shares of the Company: 19,000 shares.

Candidate No.11

Koji Nakajima

Born July 22, 1942.

Abbreviated resume:

April 1965,	entered the Company;
June 1996,	Director;
April 2000,	Managing Director (Senior Assistant to Executive Vice-President Responsible for Kansai Area, Deputy General Manager of the Living Related Group and General Manager of the Textile Division);
April 2001,	Managing Director (Assistant General Manager of the Consumer Goods & Service Business Unit, General Manager of the Textile Division and Assistant General Manager of the Kansai Regional Business Unit);
April 2002,	Managing Director (Deputy General Manager of the Kansai Regional Business Unit and General Manager of the Textile Division (Present Position)).

Representation of other company:
Director & Chairman of SC Textile Co., Ltd.

Ownership of shares of the Company: 19,695 shares.

Candidate No.12

Yuji Tamura

Born March 15, 1943.

Abbreviated resume:

April 1966,	entered the Company;
June 1996,	Director;
April 2000,	Managing Director (General Manager of the Media Business Division);
April 2001,	Managing Director (Assistant General Manager of the Media, Electronics & Network Business Unit and General Manager of the Media Division);
April 2002,	Managing Director (General Manager of the Media, Electronics & Network Business Unit (Present Position)).

Ownership of shares of the Company: 23,300 shares.

Candidate No.13

Takaaki Shibata

Born August 1, 1943.

Abbreviated resume:

April 1966,	entered the Company;
June 1996,	Director (General Manager of the Petroleum & Carbon Division);
April 2000,	Managing Director (General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc (Present Position)).

Representation of other company:
Director & President of Sumitomo Corporation Europe Holding Limited
Chairman, President & Director of Sumitomo Corporation Europe Plc

Ownership of shares of the Company: 14,000 shares.

Candidate No.14

Shuji Hirose

Born August 6, 1943.

Abbreviated resume:

April 1966,	entered the Company;
June 1996,	Director;
April 2000,	Managing Director (Deputy General Manager of the Machinery & Electric Group No.1 and General Manager of the Ship, Aerospace & Transportation Systems Division);
April 2001,	Managing Director (Deputy General Manager of the Transportation & Construction Systems Business Unit);
April 2002,	Managing Director (General Manager of the Transportation & Construction Systems Business Unit (Present Position)).

Representation of other company:
Director & Executive Vice President of Oshima Shipbuilding Co., Ltd.

Ownership of shares of the Company: 17,000 shares.

Candidate No.15

Kenzo Okubo

Born April 8, 1944.

Abbreviated resume:

April 1968,	entered the Company;
June 1997,	Director;
April 2001,	Director (General Manager of the Iron & Steel Division No.2);
April 2002,	Managing Director (Assistant General Manager of the Metal Products Business Unit and General Manger of the Iron & Steel Division No.2 (Present Position)).

Representation of other company:
Managing Director of Asian Steel Co., Ltd.

Ownership of shares of the Company: 18,454 shares.

Candidate No.16

Tadahiko Mizukami

Born October 10, 1944.

Abbreviated resume:

April 1968,	entered the Company;
June 1997,	Director;
April 2000,	Director (General Manager of the Logistics & Insurance Division);
April 2002,	Managing Director (General Manager of the Financial & Logistics Business Unit (Present Position)).

Ownership of shares of the Company: 11,066 shares.

Candidate No.17

Shizuka Tamura

Born January 10, 1945.

Abbreviated resume:

April 1967,	entered the Company;
June 1998,	Director;
April 2001,	Director (General Manager of the Life Science Division);
April 2002,	Managing Director (Assistant General Manager of the Chemical Business Unit and General Manager of the Life Science Division (Present Position)).

Ownership of shares of the Company: 15,795 shares.

Candidate No.18

Masaomi Bando

Born February 4, 1945.

Abbreviated resume:

April 1971,	entered the Company;
June 1998,	Director;
April 2001,	Director (General Manager of the Construction & Real Estate Division and the General Construction Development & Coordination Department);
April 2002,	Managing Director (Assistant General Manager of the Materials & Real Estate Business Unit, and General Manager of the Construction & Real Estate Division and the General Construction Development & Coordination Department (Present Position)).

Representation of other company:
Director & Executive Vice President of Sumitomo Urban Development Co., Ltd.

Ownership of shares of the Company: 19,000 shares.

Candidate No.19

Noriaki Shimazaki

Born August 19, 1946.

Abbreviated resume:

April 1969,	entered the Company;
June 1998,	Director;
April 2000,	Director (Senior Assistant to Managing Director Responsible for the Planning & Coordination Division and General Manager of the Finance & Accounting Division);
April 2002,	Managing Director (Senior Assistant to Executive Vice President Responsible for the Planning & Coordination Group and General Manager of the Finance & Accounting Group (Present Position)).

Ownership of shares of the Company: 21,135 shares.

Candidate No.20

Nobuhide Nakaido

Born November 1, 1946.

Abbreviated resume:

April 1971,	entered the Company;
June 1998,	Director;
April 2001,	Director (General Manager of the Network Division and Responsible for the e-Business Department);
April 2002,	Managing Director (Assistant General Manager of the Media, Electronics & Network Business Unit, General Manager of the Network Division and Responsible for the e-Business Department (Present Position)).

Representation of other company:
Chairman of Presidio Venture Partners, Llc.

Ownership of shares of the Company: 11,000 shares.

Candidate No.21

Takehiro Yamanaka

Born January 6, 1945.

Abbreviated resume:

April 1968,	entered the Company;
February 1994,	General Manager of the Tubular Products International Department No.2; thereafter, General Manager of Kuala Lumpur Branch, Corporate Officer (General Manager of Kuala Lumpur Branch), Corporate Officer (General Manager of the Iron & Steel Division No.3); successively,
June 1999,	Director (General Manager of the Iron & Steel Division No.3);
April 2001,	Director (General Manager of the Tubular Products Division (Present Position)).

Ownership of shares of the Company: 10,987 shares.

Candidate No.22

Katsuichi Kobayashi

Born September 13, 1945.

Abbreviated resume:

April 1968,	entered the Company;
January 1993,	General Manager of the Motor Vehicle Department No.2; thereafter, Corporate Officer (Deputy General Manager of the Motor Vehicles & Construction Equipment Division and General Manager of the Motor Vehicle Department No.2), Corporate Officer (Deputy General Manager of the Motor Vehicles & Construction Equipment Division and General Manager of the Motor Vehicle Department No.5), Corporate Officer (General Manager of the Motor Vehicles & Construction Equipment Division); successively,
June 1999,	Director (General Manager of the Motor Vehicles & Construction Equipment Division);
April 2001,	Director (General Manager of the Motor Vehicles Business Division);
April 2002,	Director (General Manager of the Chubu Regional Business Unit (Present Position)).

Ownership of shares of the Company: 9,000 shares.

Candidate No.23

Susumu Kato

Born May 21, 1947.

Abbreviated resume:

April 1970,	entered the Company;
September 1996,	Deputy General Manager of the Steel Sheets & Strip International Trade Department No.2; thereafter, General Manager of the Steel Sheets & Strip International Trade Department No.2, Corporate Officer (Deputy General Manager of the Iron & Steel Division No.2); Corporate Officer (General Manager of the Personnel & General Affairs Division); successively,
June 2000,	Director (General Manager of the Personnel & General Affairs Division);
January 2001,	Director (General Manager of the Personnel & General Affairs Division and Deputy General Manager of the Planning & Coordination Division);
April 2001,	Director (General Manager of the Personnel & General Affairs and the Planning & Coordination Groups (Present Position)).

Ownership of shares of the Company: 7,000 shares.

Candidate No.24

Michio Ogimura

Born September 13, 1947.

Abbreviated resume:

April 1970,	entered the Company;
October 1994,	General Manager of the Power Project Department No.2; thereafter, Assistant General Manager of the Plant, Power & Telecommunication Project Division, Corporate Officer (President & Director of PT Sumitomo Indonesia); Corporate Officer (General Manager of the Power Project Division and the Power Project Department No.1); successively,
June 2001,	Director (General Manager of the Power Project Division);
April 2002,	Director (General Manager of the Machinery & Electric Systems and the Power Project Divisions (Present Position)).

Representation of other company:
Representative Director of Summit Power Holdings Limited
Representative Director of Summit Power Development Limited

Ownership of shares of the Company: 11,000 shares.

Note: None of the above candidates has conflicts of interest with the Company.

Proposition No.5: Election of Two Corporate Auditors

Because Mr. Takehiko Yonezu will retire and Mr. Itsuo Sonobe's term will expire at the end of the General Meeting respectively as two of the four incumbent Corporate Auditors, we should like to have two Corporate Auditors elected.

The candidates for Corporate Auditors are as follows.

The Board of Corporate Auditors has given its consent with regard to the submission of this proposition.

Candidate No.1
Takashi Nomura
Born July 23, 1939.
Abbreviated resume:

April 1962,	entered the Company;
June 1990,	Director;
June 1994,	Managing Director;
April 1997,	Senior Managing Director;
April 1999,	Executive Vice-President (Responsible for the General Affairs, the Treasury and the Accounting Controlling Divisions);
April 2000,	Executive Vice-President (Responsible for the Internal Auditing, the Finance & Accounting and the Risk Management Divisions);
June 2001,	Executive Vice President (Responsible for the Internal Auditing, the Legal, the Personnel & General Affairs, the Planning & Coordination, the Finance & Accounting and the Risk Management Groups (Present Position)).

Ownership of shares of the Company: 47,261 shares.

Candidate No.2
Itsuo Sonobe
Born April 1, 1929.
Abbreviated resume:

June 1956,	Assistant Professor of School of Law at Kyoto University;
April 1970,	Judge of the Tokyo District Court and Tokyo Family Court;
March 1975,	Judge of the Tokyo High Court;
April 1981,	Senior Judicial Research Official of the Supreme Court;
April 1983,	Presiding Judge of the Tokyo District Court;
April 1985,	Professor of Institute of Social Sciences at Tsukuba University;
April 1987,	Professor of School of Law at Seikei University;
September 1989,	Justice of the Supreme Court (March 1999, retired);
April 1999,	Lawyer (Present Position);
June 1999,	Corporate Auditor of the Company (Present Position).

Ownership of shares of the Company: 4,000 shares.

Notes:

1. None of the above candidates has conflicts of interest with the Company.
2. Candidate Mr. Itsuo Sonobe satisfies the condition for an outside corporate auditor stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*).
3. The term of Corporate Auditors who assume office in accordance with the approval and passage of this proposition shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal period ending within three years after the conclusion of the General Meeting.

Proposition No.6: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors and Employees

We should like to request approval to issue new share acquisition rights in the form of stock options to the Company's Directors and employees, in accordance with the following particulars and pursuant to the provisions in Article 280-20 and Article 280-21 of the Commercial Code.

1. Particulars of issuing new share acquisition rights

(1) Persons to whom new share acquisition rights are to be allotted:

Directors of the Company and Corporate Officers under the Company's qualification system

(2) Type and number of shares subject to new share acquisition rights:

161,000 of the Company's common shares will be the maximum total number of subject shares. If the Company conducts a stock split or reverse stock split, the number of shares will be adjusted using the following calculation formula. However, this adjustment will only be conducted for the number of shares subject to new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment will be rounded down.

Number of shares after adjustment =

number of shares before adjustment x split or reverse split ratio

(3) Total number of new share acquisition rights to be issued:

Up to 161. (1,000 common shares per new share acquisition right. However, if adjustments are made to the number of shares as described in (2) above, the same adjustment shall be made here.)

(4) Issue price of new share acquisition rights: To be issued without consideration.

(5) Amount to be paid upon exercise of new share acquisition rights:

The exercise price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on each day of the month before the month in which the new share acquisition rights are granted (excluding days when there were no transactions), multiplied by 1.05; provided, however, that, if the exercise price as so computed would be less than the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are granted (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the exercise price shall be such closing price.

If the Company splits its shares or issues new shares at a price below the market price, the exercise price shall be adjusted per the following formula, rounded up to eliminate any fraction of a yen arising from the adjustment.

$$\text{Post-adjustment exercise price} = \text{pre-adjustment exercise price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{paid-in price per newly issued share}}{\text{share price before split or new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from split or new issuance}}$$

(6) Period for the exercise of new share acquisition rights:

From April 1, 2003 until June 30, 2007.

(7) Conditions of the exercise of new share acquisition rights:

(i) Grantees of the new share acquisition rights must also at the time of exercise thereof be a Director or a Corporate Officer of the Company.

(ii) Transfer, pledge, or inheritance of new share acquisition rights shall not be permitted.

(iii) Other conditions shall be as stipulated in the new share acquisition rights agreements concluded between the Company and the grantees of the new share acquisition rights, based upon the resolutions of the General Meeting and of the Board of Directors.

(8) Retirement of new share acquisition rights:

The Company may retire the allotment of new share acquisition rights without consideration if the person to whom such rights are allotted becomes unable to exercise the rights under (7)(i).

(9) Restrictions on the transfer of new share acquisition rights:

The transfer of new share acquisition rights requires the approval of the Board of Directors.

2. Rationale for issuing new share acquisition rights at especially favorable terms

So as to increase the motivation and morale of the Company's Directors and employees, and further expand our profit base and strengthen our corporate constitution, we should like to issue new share acquisition rights, in accordance with the above particulars.

Because the new share acquisition rights will be issued in the form of stock options, the issue price will be free of consideration as set forth in 1.(4) above, and the exercise price will be based on the current market value as set forth in 1.(5) above.

Proposition No.7: Presentation of Retirement Bonuses to Retiring Directors and a Retiring Corporate Auditor

In order to reward their respective services while in office, we should like to present retirement bonuses to Messrs. Takashi Nomura, Fumio Wada, Keitaro Yokohata, Muneo Shigematsu, Tsunehiro Ichiki, Shigeki Sato, Sakuo Namba and Hiroo Kimura who will retire as Directors and Mr. Takehiko Yonezu who will retire as Corporate Auditor at the end of the General Meeting, within the range of what are appropriate amounts based on the Standard for Calculation of Retirement Bonuses (Monetary Condolence) for Directors and Corporate Auditors of the Company. We should like to leave the actual amounts, times and manners of presentation to the discretion of the Board of Directors in the case of the retiring Directors, and to the discretion of the Corporate Auditors in the case of the retiring Corporate Auditor.

The abbreviated resumes of the retiring Directors and the retiring Corporate Auditor are as follows.

Takashi Nomura

Abbreviated resume:

June 1990,	Director of the Company (General Manager of the Personnel Division);
June 1994,	Managing Director (General Manager of the Personnel Division);
April 1997,	Senior Managing Director (Responsible for the General Affairs, the Personnel, the Treasury and the Accounting Controlling Divisions, and General Manager of the General Affairs Division);
April 1999,	Executive Vice-President (Responsible for the General Affairs, the Treasury and the Accounting Controlling Divisions);
April 2000,	Executive Vice-President (Responsible for the Internal Auditing, the Finance & Accounting and the Risk Management Divisions);
June 2001,	Executive Vice President (Responsible for the Internal Auditing, the Legal, the Personnel & General Affairs, the Planning & Coordination, the Finance & Accounting and the Risk Management Groups (Present Position)).

Fumio Wada

Abbreviated resume:

June 1992,	Director of the Company (General Manager of the Foodstuff & Fertilizer Division);
June 1994,	Managing Director (General Manager of the Foodstuff & Fertilizer Division);
April 1997,	Senior Managing Director (General Manager of the Living Related Group, Officer in Charge of the Retail & Consumer Services Division and General Manager of the Retail & Consumer Service Division);
April 1999,	Executive Vice-President (General Manager of the Living Related Group and Responsible for the Retail & Consumer Services Division);
April 2000,	Executive Vice-President (General Manager of the Living Related Group);
April 2001,	Executive Vice President (General Manager of the Consumer Goods & Service and the Materials & Real Estate Business Units);
April 2002,	Executive Vice President (Assistant to President and CEO (Present Position)).

Keitaro Yokohata

Abbreviated resume:

June 1991,	Director of the Company (Assistant Officer in Charge of Kansai Area);
June 1996,	Managing Director (General Manager of the Motor Vehicles &Construction Equipment Division);
April 2000,	Executive Vice-President (General Manager for the Americas and Director & President of Sumitomo Corporation of America);
April 2001,	Executive Vice President (General Manager of the Transportation & Construction Systems and the Media, Electronics & Network Business Units);
April 2002,	Executive Vice President (Assistant to President and CEO (Present Position)).

Muneo Shigematsu

Abbreviated resume:

June 1993,	Director of the Company (General Manager of the Accounting Controlling Division);
April 1997,	Managing Director (Officer in Charge of the Business Investment and the Credit & Controlling Divisions, and General Manager of the Business Investment and the Credit & Controlling Divisions);
April 2001,	Senior Managing Director (General Manager of the Financial & Logistics Business Unit);
April 2002,	Senior Managing Director (Assistant to President and CEO (Present Position)).

Tsunehiro Ichiki

Abbreviated resume:

June 1995,	Director of the Company (Deputy General Manager of the Iron & Steel Division No.1);
April 1999,	Managing Director (General Manager of the Non-Ferrous Metals Division);
April 2001,	Managing Director (Assistant General Manager of the Mineral Resources & Energy Business Unit);
April 2002,	Managing Director (Assistant to President and CEO (Present Position)).

Shigeki Sato

Abbreviated resume:

June 1997,	Director of the Company (General Manager of the Credit & Controlling Division);
April 1998,	Director (General Manager of the Credit Controlling & Business Investment Division);
April 2000,	Director (General Manager of the Risk Management Division);
April 2002,	Director (Assistant to President and CEO (Present Position)).

Sakuo Namba

Abbreviated resume:

June 2000,	Director of the Company (Director & Executive Vice-President and C.F.O. of Sumitomo Corporation of America);
January 2001,	Director (Director & Executive Vice-President, C.F.O. and C.A.O. of Sumitomo Corporation of America);
April 2002,	Director (Deputy General Manager of the Finance & Accounting Group (Present Position)).

Hiroo Kimura

Abbreviated resume:

June 2001,	Director of the Company (General Manager of the Financial Service Division);
April 2002,	Director (Assistant to President and CEO (Present Position)).

Takehiko Yonezu

Abbreviated resume:

June 1998,	Standing Corporate Auditor of the Company (Present Position).

***

Annex B 3(b)-1

(27)

02 AUG -1 AM 9:00

(Translation)

June 22, 2001

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

You are hereby notified that at the 133rd Ordinary General Meeting of Shareholders held today presentation was made and resolutions were adopted as set forth below.

With highest regards.

PRESENTATION AND RESOLUTIONS

Presentation of Reports: Business Report, Balance Sheets, and Statements of Income for the 133rd Fiscal Year (April 1, 2000, through March 31, 2001)

The contents of the above Accounting Documents were presented.

Resolutions:

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 133rd Fiscal Year

It was resolved as originally proposed and the ordinary dividend was set at four yen (¥4) per share.

Proposition No.2: Partial Amendment of the Articles of Incorporation

It was resolved as originally proposed that the location of the head office in Article 2 was changed from the City of Osaka to Chuo-ku, Tokyo, and concurrently with this change, paragraph 3 of Article 13 which concerned the place of convocation of the general meeting of shareholders was deleted, and that also, the purposes in Article 3 was changed.

Proposition No.3: Election of two Directors

Mr. Hiroo Kimura and Mr. Michio Ogimura were elected and each of them assumed his duty.

Proposition No.4: Election of two Corporate Auditors

Mr. Takehiko Yonezu and Mr. Hiroshi Maeda were elected and each of them assumed his duty.

Please note that Mr. Hiroshi Maeda satisfies the conditions for an outside corporate auditor stipulated by Article 18, Section 1 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audits Etc. of Corporations.

Proposition No.5: Acquisition of the Company's Own Shares for Transfer to Directors and Employees of the Company

It was resolved as originally proposed that, for the purpose of heightening the motivation and morale of Directors and employees in an effort to further expand the Company's profits and strengthen the Company's corporate constitution, based on the provisions of article 210bis of the Commercial Code, we would acquire, between the conclusion of this general meeting and the conclusion of the next ordinary general meeting of shareholders, 166,000 of the Company's par-value ordinary shares, the total acquisition price not to exceed 182,600,000 yen, for transfer to Directors and employees of the Company.

Proposition No. 6: Presentation of retirement bonuses to retiring Directors

It was resolved as originally proposed that certain retirement bonuses should be presented to Messrs. Kunihiro Ashida, Tetsu Kiriishi, Minoru Imai who retired as Directors, and that the amounts thereof should be determined within the range of appropriate amounts based on the Standard for Calculation of Retirement Bonuses (Monetary Condolence) for Directors and Corporate Auditors of the Company, and that the actual amounts, times and manners of presentation should be left to the discretion of the Board of Directors.

* * *

After the Ordinary General Meeting of Shareholders, Executive Directors were elected by the resolutions adopted at the Meeting of the Board of Directors, and a Full-Time Corporate Auditor and Standing Corporate Auditors were elected from among Corporate Auditors, and each of them assumed his respective duty. The respective positions of the Directors and Corporate Auditors as of June 22, 2001 are as follows.

Name	Title
Kenji Miyahara	Chairman*
Motoyuki Oka	President and CEO*
Takashi Nomura	Executive Vice President*
Fumio Wada	Executive Vice President*
Keitaro Yokohata	Executive Vice President*
Shigemi Hiranuma	Executive Vice President*
Naoki Kuroda	Executive Vice President*
Masabumi Kimura	Senior Managing Director*
Muneo Shigematsu	Senior Managing Director*
Atsushi Nishijo	Senior Managing Director
Kosaburo Morinaka	Senior Managing Director*
Hironori Kato	Senior Managing Director*
Tsunehiro Ichiki	Managing Director*
Hideki Yamane	Managing Director
Kenichi Nagasawa	Managing Director*
Koji Nakajima	Managing Director*
Yuji Tamura	Managing Director*
Takaaki Shibata	Managing Director
Shuji Hirose	Managing Director*
Shigeki Sato	Director
Kenzo Okubo	Director
Tadahiko Mizukami	Director
Shizuka Tamura	Director
Masaomi Bando	Director
Noriaki Shimazaki	Director
Nobuhide Nakaido	Director
Takehiro Yamanaka	Director
Katsuichi Kobayashi	Director

Sakuo Namba	Director
Susumu Kato	Director
Hiroo Kimura	Director
Michio Ogimura	Director
Takehiko Yonezu	Standing Corporate Auditor (Full-Time)
Isao Yamamoto	Standing Corporate Auditor** (Full-Time)
Hiroshi Maeda	Corporate Auditor**
Itsuo Sonobe	Corporate Auditor**

Notes: 1. Representative Directors are indicated by an asterisk (*).

2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audits Etc. of Corporations, are indicated by two asterisks (**).

* * *

Annex B 3(b)-2

02 AUG -1 AM 9:-- (Translation)

(28)

June 21, 2002

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

You are hereby notified that at the 134th Ordinary General Meeting of Shareholders held today presentation was made and resolutions were adopted as set forth below.

With highest regards.

PRESENTATION AND RESOLUTIONS

Presentation of Reports: Business Report, Balance Sheets and Statements of Income for the 134th Fiscal Year (April 1, 2001, through March 31, 2002)

The contents of the above Accounting Documents were presented in accordance with "Reports for the 134th Fiscal Year" enclosed with this notice, sent to shareholders not having voting rights and has sent to shareholders having them as an attachment of the Notice of Convocation of the General Meeting.

Resolutions:

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 134th Fiscal Year

It was resolved as originally proposed and the ordinary dividend was set at four yen (¥4) per share. (Please refer to Proposal for Appropriation of Retained Earnings as set forth in "Reports for the 134th Fiscal Year.")

Proposition No.2: Acquisition of the Company's Own Shares

It was resolved as originally proposed and we would acquire up to thirty million (30,000,000) of our own common shares for a maximum acquisition price of thirty billion (30,000,000,000) yen from the time the General Meeting concluded until the conclusion of the next ordinary general meeting of shareholders.

Proposition No.3: Partial Amendment of the Articles of Incorporation

It was resolved as originally proposed that an additional purpose was inserted in Article 3 (PURPOSES) so as to prepare for the diversification of the Company's business and be ready for future business developments, and that concurrently, amendments were made in connection with the effectuation of the revised Commercial Code and others involving, among other things, the abolition of par value stock, the establishment of a voting unit system, changes concerning the quorum at a general meeting of shareholders, and the establishment of a system for releasing Directors and Corporate Auditors from liability to the extent permitted by law.

Proposition No.4: Election of Twenty-four Directors due to Expiry of the Terms of All of the Thirty-two Incumbent Directors

The following twenty-four persons were elected and each of them assumed his duty.

Kenji Miyahara	Motoyuki Oka	Shigemi Hiranuma	Naoki Kuroda
Atsushi Nishijo	Kosaburo Morinaka	Masabumi Kimura	Hironori Kato
Hideki Yamane	Kenichi Nagasawa	Koji Nakajima	Yuji Tamura
Takaaki Shibata	Shuji Hirose	Kenzo Okubo	Tadahiko Mizukami
Shizuka Tamura	Masaomi Bando	Noriaki Shimazaki	Nobuhide Nakaido
Takehiro Yamanaka	Katsuichi Kobayashi	Susumu Kato	Michio Ogimura

Proposition No.5: Election of Two Corporate Auditors

Mr. Takashi Nomura and Mr. Itsuo Sonobe were elected and each of them assumed his duty.

Please note that Mr. Itsuo Sonobe satisfies the conditions for an outside corporate auditor stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*).

Proposition No.6: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors and Employees

It was resolved as originally proposed that we would issue new share acquisition rights not to exceed 161 (1,000 of the Company's common shares per new share acquisition right) in the form of stock options to the Company's Directors and employees, in accordance with the provisions in Article 280-20 and Article 280-21 of the Commercial Code.

Proposition No.7: Presentation of Retirement Bonuses to Retiring Directors and a Retiring Corporate Auditor

It was resolved as originally proposed that certain retirement bonuses should be presented to Messrs. Takashi Nomura, Fumio Wada, Keitaro Yokohata, Muneo Shigematsu, Tsunehiro Ichiki, Shigeki Sato, Sakuo Namba and Hiroo Kimura who retired as Directors and to Mr. Takehiko Yonezu who retired as Corporate Auditor, and that the amounts thereof should be determined within the range of appropriate amounts based on the Standard for Calculation of Retirement Bonuses (Monetary Condolence) for Directors and Corporate Auditors of the Company, and that the actual amounts, times and manners of presentation should be left to the discretion of the Board of Directors in the case of the retiring Directors and to the discretion of the Corporate Auditors in the case of the retiring Corporate Auditor.

* * *

After the Ordinary General Meeting of Shareholders, Executive Directors were elected by the resolutions adopted at the Meeting of the Board of Directors, and a Full-Time and Standing Corporate Auditor was elected from among Corporate Auditors, and each of them assumed his respective duty. The respective positions of the Directors and Corporate Auditors as of June 21, 2002 are as follows.

Name	Title
Kenji Miyahara	Chairman of the Board of Directors*
Motoyuki Oka	President and CEO*
Shigemi Hiranuma	Executive Vice President*
Naoki Kuroda	Executive Vice President*
Atsushi Nishijo	Executive Vice President
Kosaburo Morinaka	Executive Vice President*
Masabumi Kimura	Senior Managing Director*
Hironori Kato	Senior Managing Director*
Hideki Yamane	Senior Managing Director
Kenichi Nagasawa	Senior Managing Director*
Koji Nakajima	Managing Director*
Yuji Tamura	Managing Director*
Takaaki Shibata	Managing Director
Shuji Hirose	Managing Director*
Kenzo Okubo	Managing Director*
Tadahiko Mizukami	Managing Director*
Shizuka Tamura	Managing Director*
Masaomi Bando	Managing Director*
Noriaki Shimazaki	Managing Director*
Nobuhide Nakaido	Managing Director*
Takehiro Yamanaka	Director
Katsuichi Kobayashi	Director
Susumu Kato	Director
Michio Ogimura	Director
Takashi Nomura	Standing Corporate Auditor (Full-Time)
Isao Yamamoto	Standing Corporate Auditor** (Full-Time)
Hiroshi Maeda	Corporate Auditor**
Itsuo Sonobe	Corporate Auditor**

Notes: 1. Representative Directors are indicated by an asterisk (*).

2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by two asterisks (**).

* * *

Annex B 3(c) 1

(29)

02 AUG -1 AM 9:

The following is an unofficial English translation of the Reports for the 133rd Fiscal Year of Sumitomo Corporation. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

REPORTS FOR THE 133RD FISCAL YEAR

April 1, 2000, through March 31, 2001

SUMITOMO CORPORATION

CONTENTS

Business Report (April 1, 2000, through March 31, 2001)

1. General Condition of Operations

Business Environment

During the period under review, the situation within Japan showed a temporary, slight improvement thanks to export growth and increased capital investment. However, consumer spending failed to grow as much as had been initially forecast; also, from autumn on the slowdowns in the United States and in other Asian economies caused exports to contract. As a result, the domestic recovery lost steam. Against this backdrop, stock prices followed a generally downward trend throughout the fiscal year.

Turning to other Asian countries, thanks to the growth of exports, particularly of information- and communications-related products, and renewed strength in domestic demand, the newly industrializing economies (NIEs) and members of the Association of Southeast Asian Nations (ASEAN) continued to recover during the first half of the fiscal year. But their recoveries decelerated in the latter half as their export performance lagged, reflecting the U.S. slowdown. In China, growth remained strong, supported by increased exports and expansionary fiscal policy.

The expansion in the United States continued, powered by increased capital investment, focused largely in the area of information and communications, but the impact of the monetary policy tightening in the first half of the fiscal year gradually became apparent, and industrial production started to decline in the second half. The sharp drop in stock prices, particularly in the information technology sector, led to a sudden deterioration in economic sentiment in the early months of 2001; the monetary authorities responded with moves to relax their policy stance.

The countries of the European Union (EU) enjoyed economic growth throughout the period under review thanks to the increase in exports produced by the euro's depreciation, along with the sustained strength of domestic demand, including both capital investment and consumer spending. Since the start of 2001, however, some causes for concern have emerged, such as the deterioration of industry's outlook for business and the halt in the decline of Germany's unemployment rate.

Course of Operations and Operating Results

In October 1998 the Company adopted a medium-term plan called the "Reform Package" aimed at achieving the expansion of profits and strengthening of the corporate constitution; since then we have moved ahead with full implementation of four measures: (1) profit growth by expansion of core businesses, (2) strengthening the corporate constitution through improving quality of assets, (3) realization of effective, efficient management, and (4) reinforcement of cost

competitiveness. The period under review marked the final fiscal year for implementation of the Reform Package, and in order to achieve the targets of this package all of the Company's business divisions concentrated their management resources on core businesses with high profitability and future potential, making efforts to expand these businesses. The Company also made further moves to achieve improved asset quality and thereby strengthen its corporate constitution through withdrawal from less profitable businesses; these moves included the divestiture of our interest in a coal development project in Australia and the sale of an apparel manufacturing and sales company. In addition, we sought to realize more effective and efficient management through, for example, the consolidation of personnel and general administrative service operations into a single company. And we strove to strengthen our cost competitiveness with continued efforts to cut sales and administrative expenses.

As concrete examples of moves to expand core businesses, the Company has identified downstream retailing directly to consumers as one of its strategic priorities, and in this area we entered into a capital and business alliance with The Seiyu, Ltd., one of Japan's leading retail chains, and started working together in such areas as food and apparel, tapping our own integrated corporate strength. In the field of biotechnology, in addition to our existing Summit Pharmaceuticals International Corporation, which provides support for pharmaceutical research and development, we established SC BioSciences Corporation as a new subsidiary with its own research institute, thereby achieving a comprehensive setup for bioscience activities. In the information and communications field, we moved to achieve greater operational efficiency and to further strengthen our broadband network capabilities through the merger of Titus Communications Corp., a major cable television operator, with our associated company Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator in Japan. We also beefed up the contents of our offerings through Jupiter Programming Co., Ltd., with a major increase in the number of channels.

In the context of a business environment featuring the rapid spread of information networks, we have been actively moving to achieve greater efficiency and higher added value in our existing businesses and to build new businesses through the fusion of our accumulated know-how and advances in IT. This has included moves to switch to e-commerce for the handling of existing lines of business. For example, together with a U.S. company we established SC Grainger Co., Ltd., to operate a website handling transactions in maintenance, repair, and operating (MRO) supplies for factory use. We have also continued to develop our Supply Chain Management (SCM)[1] capabilities in a broad range of fields, such as the unified delivery of supplies and equipment for mobile phone base stations and procurement and inventory management of electronic parts based on customers' purchasing plans. In addition, we have entered a new field making use of IT with the establishment of Digitalnonbank Co., Ltd., as a joint venture to provide financing services for business-to-business transactions over the Internet.

In the context of calls for harmonization of social and economic development with preservation of the global environment, we have worked to develop our environment-related businesses. For example, we have moved to secure a steady supply of wood chips for paper manufacturing while heeding concern about global warming through participation with other companies in afforestation activities overseas. We also succeeded in the development of "Fibercoat," a material consisting of electrostatically fiber-planted steel sheet, and we established Fibercoat Co., Ltd., as a joint venture to produce and sell this new material, which is aimed at use in air-conditioning ducts and which promises to shorten work periods, reduce costs, and also contribute to decreasing the volume of industrial wastes by eliminating the need for extra insulation.

In addition, on the domestic front we entered the electric power retailing business with the establishment of Summit Energy Corporation as a joint venture for the direct sale of electric power to major users. In conjunction with the opening of Universal Studios Japan (USJ) this spring, we inaugurated Universal CityWalk Osaka, a neighboring large-scale multipurpose complex; this has been doing lively business. On the international front, we received a large U.S. order for double-decker railway passenger cars, and in shipbuilding we won orders for a large-scale tanker from China and for four bulk freighters from Singapore. Meanwhile, sales of lots at an industrial park we developed in Vietnam have been proceeding at a good pace.

Thanks to such activities, we were able to substantially outperform the target of 8% for our consolidated risk-adjusted return (before taxes). And as a result of moves to invest strategically in new fields while reducing or eliminating our involvement in existing fields as appropriate, we have almost achieved the expected results in the reduction of our consolidated risk-adjusted assets.[2]

1 The Supply Chain Management (SCM) system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology (IT) and logistics technology (LT).

2 The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

With respect to the copper trading incident, a number of civil suits in the U.S. in which the Company is a defendant are still pending, and the Company is doing its best to achieve early resolutions of these suits. As to one of these, a suit for damages that had been brought in a state court in California, which had been a major concern, in May of this year a settlement was concluded whereby the Company paid 87.5 million dollars (approximately 10.9 billion yen) to the plaintiffs.

Meanwhile, the Company has been making maximum efforts to recover its damages, bringing several civil suits against foreign financial institutions etc. that abetted the unauthorized trading. Separately from these suits, in May of last year a settlement was concluded with Merrill Lynch of the U.S., whereby the Company received payment of 275 million dollars (approximately 30.0 billion yen). Moreover, in July of last year the Company won its suit for damages against the former General Manager of the Non-Ferrous Metals Department, Yasuo Hamanaka, and others, thereby recovering a part of its damages.

Also, as to the shareholders' derivative action that had been brought against former directors of the Company in reference to this incident, a settlement was concluded in March of this year.

As to the suit that had been brought to nullify, inter alia, certain resolutions of the 128th Ordinary General Meeting of Shareholders, the plaintiff shareholder's petition for review was denied by the Supreme Court, and judgment in the Company's favor became final.

The Company's sales for the fiscal year amounted to 9,001.2 billion yen, down 6.8% from the previous year.

By product group, metals were off 2.6%, reflecting decreased domestic steel sales. Machinery and information business transactions declined by 6.6%, due to such factors as decreased domestic sales of machinery. Foodstuff was down 32.7%, due in part to the decline in transaction volume resulting from the disposition of our tobacco business. Textiles declined by 3.1%, and the category of construction, real estate, general products, and others recorded a drop of 9.7%. An advance of 3.4% was registered in chemicals and fuels, largely due to the higher price of crude oil.

By transaction type, domestic trade was down 7.3% from the previous year's level, import trade fell 9.3%, export trade declined 2.8%, and offshore trade was off 5.9%.

The Company's gross trading profit for the period was 172.5 billion yen, which was 9.1 billion yen less than the previous year's figure, but due to a decline of 8.6 billion yen in selling, general, and administrative expenses, operating profit amounted to 15.4 billion yen, a decline of only 0.4 billion yen. Due in part to decreased gain on sales of marketable securities, ordinary income declined by 20.5 billion yen to 48.1 billion yen. Extraordinary gains came to 93.0 billion yen, reflecting gain on securities transferred to pension fund, received compensation for loss on copper trading, and gain on sales of investment securities. Extraordinary losses, including provision for bad debts reserve of affiliates and others, provision for doubtful receivables and others in specific countries, full amortization of unrecognized net transition obligation of the pension, valuation losses on investment securities, and expenses for settlement related to copper trading, came to 124.2 billion yen.

Reflecting the above results, net income for the fiscal year, after current and deferred

income taxes, totaled 15.2 billion yen.

Sales by Product Group (millions of yen)

	133rd year (2000)		132nd year (1999)		Increase/Decrease	
Metals	1,763,542	(19.6%)	1,810,516	(18.7%)	-46,973	(-2.6%)
Machinery and Information business	3,645,237	(40.5%)	3,902,615	(40.4%)	-257,377	(-6.6%)
Chemicals and fuels	1,665,355	(18.5%)	1,610,604	(16.7%)	54,751	(3.4%)
Foodstuff	627,161	(7.0%)	931,497	(9.7%)	-304,336	(-32.7%)
Textiles	461,945	(5.1%)	476,763	(4.9%)	-14,817	(-3.1%)
Construction, real estate, general products and others	838,038	(9.3%)	928,108	(9.6%)	-90,069	(-9.7%)
Total	9,001,281	(100.0%)	9,660,105	(100.0%)	-658,824	(-6.8%)

Sales by Form of Transaction (millions of yen)

	133rd year (2000)		132nd year (1999)		Increase/Decrease	
Domestic trade	5,107,661	(56.7%)	5,510,158	(57.0%)	-402,497	(-7.3%)
Imports	1,632,639	(18.1%)	1,799,147	(18.6%)	-166,507	(-9.3%)
Exports	1,526,450	(17.0%)	1,569,939	(16.3%)	-43,489	(-2.8%)
Offshore	734,530	(8.2%)	780,860	(8.1%)	-46,330	(-5.9%)
Total	9,001,281	(100.0%)	9,660,105	(100.0%)	-658,824	(-6.8%)

Note: Consumption tax is not included in "sales."

Status of Fund Raising

With respect to fund raising, in addition to using means such as long-term and short-term borrowing and the issuance of commercial paper, the Company has been issuing unsecured debentures, as follows:

May 2000	Eighth series unsecured debentures; 10 billion yen: due May 2006, interest rate 1.51%.
May 2000	Ninth series unsecured debentures; 10 billion yen: due May 2010, interest rate 2.07%.
June 2000	Tenth series unsecured debentures; 10 billion yen: due June 2006, interest rate 1.45%.
July 2000	Eleventh series unsecured debentures; 10 billion yen: due July 2007, variable interest rate [note 1].
September 2000	Euro-denominated ordinary debentures; 300 million euros: due September 2005, interest rate 5.15%.
April 2001	Twelfth series unsecured debentures; 10 billion yen: due April 2013, variable interest rate [note 2].

Notes: 1. The 20-year swap rate minus the 2-year swap rate plus 0.30%.
2. The 10-year swap rate minus the 2-year swap rate plus 0.63%.

Status of Facilities Investment

In March 2001, construction was completed of "Harumi Island Triton Square," which had been under construction in Chuo-ku, Tokyo.

Future Prospects and Issues

Within Japan, there are hopes for beneficial effects from the implementation of the government's economic policy measures, including moves to speed the clearing up of the bad-loan problem, but given expectations of ongoing downward adjustments in employment levels, consumer spending may be slow to pick up. This prospect, combined with the decrease in exports resulting from the slowdown in overseas economies, will probably cause businesses to take a cautious approach to capital investment. Under these circumstances, the overall outlook for recovery prospects seems bleak.

The economic performance of the NIEs and ASEAN members will depend to a great extent on global, particularly U.S., demand for electronic devices, but for the near future they are likely to experience continued deceleration in their growth rates. China is expected to sustain a

relatively high level of growth supported by strong domestic demand, but slower growth in exports is likely to lower the pace of the expansion somewhat.

In the United States, lower stock prices and reduced corporate sales and profits are liable to have an adverse effect on the economy. A decline is already evident in both business and consumer confidence, and the downturn in the growth rate that started last year is expected to continue through this summer. It is hoped that monetary policy relaxation and tax cuts will subsequently produce a pickup, but there is also a possibility that the process of adjustment to lower asset prices will drag on.

In the EU, tax cuts and improvement in the income picture should support consumer spending, but the slowdown in the U.S. economy can be expected to produce somewhat lower growth rates.

At Sumitomo Corporation, we have adopted a new medium-term management plan for the two years starting April 2001, the "Step Up Plan," which aims to continue and further develop the process that we implemented under the Reform Package. Under the "Step Up Plan," we will strive to achieve a drastic expansion of our profit base and the further strengthening of our corporate constitution by allocating our management resources strategically and drawing on our integrated corporate strength. In the context of our basic stance of maintaining balance between our consolidated risk-adjusted assets and our consolidated risk buffer (the sum of shareholders' equity and unrealized capital gains on securities and real estate), we will pursue the target of achieving a risk-adjusted return of 5% (10% before taxes). For this purpose we will be pursuing the following three concrete strategies:

(1) Drastic expansion of our profit base

We will build and expand our base of core businesses in line with our business portfolio strategy, taking into consideration the profitability and future prospects of each of the diverse fields in which we operate. We will seek to make maximum use of our integrated corporate strength through the fusion of our product strategies and regional strategies, harnessing information technology, or IT, logistics technology, or LT, and financial technology, or FT.

(2) Further strengthening of our corporate constitution

In addition to ongoing efforts to further strengthen our corporate constitution by replacing existing assets with superior ones, we will implement integrated risk management at a company-wide level to deal with the diversification and growth of the risks we confront. Also, we will ensure the Company's full compliance with applicable laws and ordinances

based on the activities of our Legal Compliance Committee.

(3) Further improvement of our management efficiency

We will strive to further strengthen our cost competitiveness. In concrete terms, we will seek to promote greater efficiency in our business divisions and to achieve greater functional strength and productivity in our corporate divisions.

To accompany the launch of the Step Up Plan, in April this year we implemented a major revamping of our business organization; based on a strategic review of both business fields and functions, we regrouped our operations into 9 business units and 28 divisions. The heads of the business units will manage their respective units more flexibly, organically, and speedily, coordinating the activities of the various regional organizations and formulating and implementing global business strategies for the range of products for which they are responsible. In addition, we have created a new Kansai Regional Business Unit incorporating our organization in Osaka and the offices in the surrounding areas. And in May this year we moved our Global Headquarters to the new Harumi Island Triton Square in Tokyo; meaning that the start of our first full fiscal year of the twenty-first century is also the start of a "New Harumi Age" for Sumitomo Corporation.

We intend to make the move to our new Global Headquarters the occasion for an integrated company-wide effort to achieve the goals of our Step Up Plan, working to achieve a drastic expansion of our profit base and the further strengthening of our corporate constitution.

We thank all our shareholders and request your ongoing support in the period ahead.

Trend of Operating Results and Financial Status

	130th year (1997)	131st year (1998)	132nd year (1999)	133rd year (2000)
Sales (millions of yen)	11,672,311	10,460,696	9,660,105	9,001,281
Net income for the period (millions of yen)	22,145	-23,557	15,014	15,251
Net income per share (yen)	20.80	-22.13	14.10	14.32
Total assets (millions of yen)	3,748,177	3,582,279	3,186,655	3,279,108
Total shareholders' equity (millions of yen)	492,624	509,451	515,950	580,923
Shareholders' equity per share (yen)	462.79	478.59	484.70	545.74
Shareholder's equity ratio (%)	13.14	14.22	16.19	17.72

Notes:

1. Increases in the number of shares and in net worth owing to the conversion of convertible debentures have been as follows:

	Increase in number of shares	Increase in total shareholders' equity
Increases owing to the conversion of convertible debentures during the 130th fiscal year (1997)	4,041 shares	4 million yen
Increases owing to the conversion of convertible debentures during the 131st fiscal year (1998)	nil	nil
Increases owing to the conversion of convertible debentures during the 132nd fiscal year (1999)	nil	nil
Increases owing to the conversion of convertible debentures during the 133rd fiscal year (2000)	nil	nil

2. Net income per share is calculated based on average number of shares outstanding during the fiscal year.

3. Shareholders' equity per share is calculated based on the number of shares outstanding at the end of the fiscal year.

4. Tax effect accounting has been adopted from the 131st fiscal year.

2. General Condition of the Company (as of March 31, 2001)

Major Lines of Business

The Company engages in many-sided business activities across a wide range of fields, including not only domestic and foreign trade (including offshore trade) in metals, machinery, chemical/fuel, food/foodstuffs, textiles, general products, and other commodities of all types, but also construction business, real estate business, business related to the information and communication industry, retail business, service-related business in logistics, insurance, finance, lease, etc.

Status of Operating Locations

●Domestic

Head Offices	Osaka and Tokyo
Regional Main Offices	Hokkaido (Sapporo), Tohoku (Sendai), Chubu (Nagoya), Kobe, Chugoku (Hiroshima) and Kyushu (Fukuoka)
Branch Offices	eighteen, including Yokohama, Shikoku (Takamatsu) and Nagasaki
Sub-Branch Offices	six

(In addition to the above, there are four principal and branch offices of the Company's domestic incorporated subsidiary, Sumitomo Corporation Hokkaido Co., Ltd.)

Please note that the Company decided to introduce, from April 2 of this year, a regional business unit system for the Kansai, Chubu, and Kyushu/Okinawa regions and to place the head office solely in Tokyo. Pursuant to this reorganization, the regional business units, offices, and branch offices of the Company are, by region, as follows:

Region	Name (location)
Hokkaido	Hokkaido Office (Sapporo)
Tohoku	Tohoku Office (Sendai)
Kanto	Ibaraki Branch Office (Kashima) and Yokohama Branch Office
Chubu	Chubu Regional Business Unit (Nagoya) Hokuriku Branch Office (Toyama), Shizuoka Branch Office, Hamamatsu Branch Office and Kanazawa Branch Office
Kansai (Kinki, Shikoku)	Kansai Regional Business Unit (Osaka) Kobe Office, Kyoto Branch Office, Wakayama Branch Office, Okayama Branch Office, Himeji Branch Office, Shikoku Branch Office (Takamatsu) and Niihama Branch Office
Chugoku	Chugoku Office (Hiroshima) and Ube Branch Office

Region	Name (location)
Kyusyu / Okinawa	Kyusyu Okinawa Regional Business Unit (Fukuoka) Kita-kyusyu Branch Office, Nagasaki Branch Office, Kumamoto Branch Office, Minami-kyusyu Branch Office (Kagoshima) and Okinawa Branch Office (Naha)

Note: In addition to the above, there are six sub-branch offices, and there are four principal and branch offices of the Company's domestic incorporated subsidiary, Sumitomo Corporation Hokkaido Co., Ltd.

●Overseas

The Company, overseas, commits itself aggressively to business activities, making use of its network of overseas operating locations, that consist not only of three branch offices and sixty-nine representative offices, but also of eighty-six offices of forty-two overseas locally-incorporated subsidiaries, including Sumitomo Corporation of America, Sumitomo Corporation Europe Holding Limited, etc.

The details of Branch Offices, Representative Offices and Locally-incorporated subsidiaries are as follows:

	Status of offices	Number of offices
Asia	Branch Offices and Representative Offices	twenty-seven offices, including Kuala Lumpur*, Peking, Ho Chi Minh City, etc.
	Locally-incorporated Subsidiaries	sixteen subsidiaries, that have twenty-four offices, including Sumitomo Corporation India Private Limited, PT. Sumitomo Indonesia, Sumitomo Corporation (Singapore) Pte. Ltd., etc.
Europe	Branch Offices and Representative Offices	twelve offices, including Moscow, Tashkent, Kiev, etc.
	Locally-incorporated Subsidiaries	nine subsidiaries, that have twenty offices, including Sumitomo Corporation Europe Holding Limited, Sumitomo Corporation Europe Plc, Sumitomo Deutschland GmbH, etc.
North America	Branch Offices and Representative Offices	nil
	Locally-incorporated Subsidiaries	Sumitomo Corporation of America and Sumitomo Canada Limited, that have eighteen offices.

	Status of offices	Number of offices
Central and South America	Branch Offices and Representative Offices	four offices, including Managua, San Salvador, Guatemala, etc.
	Locally-incorporated Subsidiaries	ten subsidiaries, that have fifteen offices, including Sumitomo Corporation do Brasil S. A., Sumitomo Corporation de Mexico S. A. de C. V., Sumitomo Corporation Colombia S. A., etc.
Middle East and Africa	Branch Offices and Representative Offices	twenty-nine offices, including Cairo, Johannesburg*, Nairobi, etc.
	Locally-incorporated Subsidiaries	Sumitomo Corporation Dis Tiscaret A. S., Sumitomo Corporation Iran, Ltd. and Sumitomo Corporation (Middle East) E. C., that have four offices.
Oceania	Branch Offices and Representative Offices	nil
	Locally-incorporated Subsidiaries	Sumitomo Australia Limited and Sumitomo Corporation (New Zealand) Limited, that have five offices.
Subtotal	Branch Offices and Representative Offices	seventy-two offices, that are composed of three branch offices and sixty-nine representative offices.
	Locally-incorporated Subsidiaries	forty-two subsidiaries, that have eighty-six offices.
Total	158 places	

Note: The Company's Branch Offices are indicated by an asterisk (*).

Status of the Stock

●Number of shares authorized for issuance 2,000,000,000 shares

●Number of issued shares 1,064,462,662 shares

Notes: 1. No shares were issued upon the conversion of convertible debentures during the fiscal year.
2. The number of shares that would be issued if all convertible debentures that were unconverted as of the end of the fiscal year were converted is approximately 31,000,000 shares.

●Number of shareholders 40,180 persons

●Major Shareholders

Name of Shareholder	Ownership of shares of the Company Number of shares (in thousands of shares)	(Shareholding ratio)	The Company's Investment position in the major shareholder Number of shares (in thousands of shares)	(Shareholding ratio)
Sumitomo Life Insurance Co.	51,928	(4.88%)	nil	(nil)
The Sumitomo Bank, Ltd.	43,945	(4.13%)	52,008	(1.66%)
The Bank of Tokyo-Mitsubishi, Ltd.	40,932	(3.85%)	27,106	(0.58%)
The Sumitomo Trust & Banking Co., Ltd.	40,053	(3.76%)	10,893	(0.75%)
Japan Trustee Services Bank, Ltd.	37,901	(3.56%)	nil	(nil)
The Sumitomo Marine & Fire Insurance Co., Ltd.	35,435	(3.33%)	22,065	(3.33%)
NEC Corporation	29,316	(2.75%)	24,093	(1.45%)
The Industrial Bank of Japan, Ltd.	19,851	(1.86%)	nil	(nil)
The Dai-Ichi Mutual Life Insurance Co.	19,829	(1.86%)	nil	(nil)
Sumitomo Metal Industries, Ltd.	18,084	(1.70%)	77,969	(2.15%)

Notes: 1. Where the Company's investment position in The Sumitomo Bank, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., and The Sumitomo Trust & Banking Co., Ltd. appears as a percentage, it has been computed without regard to the nonvoting preferred shares issued by the respective banks.
2. The Sumitomo Bank, Ltd. and The Sakura Bank, Ltd. merged as of April 1, 2001. The two banks' total ownership of shares of the Company as of March 31 was 43,945 thousand shares or 4.13%.

3. Japan Trustee Services Bank, Ltd. has been re-entrusted with shares entrusted to The Sumitomo Trust & Banking Co., Ltd. and Daiwa Bank, Ltd. as trust property and serves as the record owner of such shares.
4. The Company's investment position in Mizuho Holdings, Ltd. (of which The Industrial Bank of Japan, Ltd. is a wholly-owned subsidiary) is 7,831 shares or 0.09% (computed without regard to nonvoting preferred shares).
5. The Company's investment position in NEC Corporation includes 23,299 thousand shares in a trust established by the Company for the purpose of paying retirement allowances, as to which shares the Company reserves the right to direct the exercise of voting rights.

●Acquisition, Disposition Etc., and Holding of the Company's Own Shares

Acquisition, disposition etc., and holding of the Company's own shares acquired for transfer, pursuant to the stock option plan put into effect by the Company, to Directors and to employees ranked as Corporate Officers under the Company's ranking system

	Number and kind of shares	Amount	Exercise period
Contents of authorization of ordinary general meeting of shareholders (resolution adopted June 23, 2000)	161 thousand par-value ordinary shares	274 million yen	from April 1, 2001 until June 30, 2005
Held as of end of last fiscal year	nil	nil	nil
Acquired during fiscal year	161 thousand par-value ordinary shares	188 million yen	nil
Transferred during fiscal year	nil	nil	nil
Disposed of during fiscal year	6 thousand par-value ordinary shares	7 million yen	nil
Held as of end of fiscal year	155 thousand par-value ordinary shares	181 million yen	nil

●Status of Convertible Debentures

Second series unsecured convertible debentures

Interest rate	1.6%
Conversion price as of March 31, 2001	¥1,074.6
Amount of convertible debentures converted during the fiscal year	nil
Amount of convertible debentures as of March 31, 2001	¥3,053 million
Converted rate as of March 31, 2001	84.74%

Third series unsecured convertible debentures

Interest rate	1.5%
Conversion price as of March 31, 2001	¥1,237.3
Amount of convertible debentures converted during the fiscal year	nil
Amount of convertible debentures as of March 31, 2001	¥35,702 million
Converted rate as of March 31, 2001	28.60%

Major Lenders

Name of Lender	Loans payable (in millions of yen)	Ownership of shares of the Company by the Lender: Number of shares (in thousands of shares)	Shareholding Ratio (%)
Sumitomo Life Insurance Co.	142,000	51,928	4.88
The Sumitomo Bank, Ltd.	103,882	43,945	4.13
Nippon Life Insurance Co.	102,500	12,098	1.14
Yasuda Mutual Life Insurance Co.	82,000	1,185	0.11
The Bank of Tokyo-Mitsubishi, Ltd.	72,279	40,932	3.85
The Meiji Mutual Life Insurance Co.	70,500	10,000	0.94
The Sumitomo Trust & Banking Co., Ltd.	53,002	40,053	3.76
The Dai-Ichi Mutual Life Insurance Co.	43,000	19,829	1.86
Japan Bank for International Cooperation	91,645	nil	nil
The Development Bank of Japan	71,817	nil	nil

Notes: 1. As regards loans from The Sumitomo Bank, Ltd., the Company has consented, at the request of this lender, to the transfer of such loans.
2. The total amount of loans from The Sumitomo Bank, Ltd. and The Sakura Bank, Ltd. is 104,038 million yen.

Status of Work Force

- Number of employees — 5,042 (394 decrease compared with the end of the prior fiscal year)

Note: In addition to the above, the number of employees employed by the overseas branch and representative offices of the Company and by overseas locally-incorporated subsidiaries is, respectively, 684 and 1,962, and total number is 2,646.

- Average age — 39 years 2 months
- Average years of service — 16 years 4 months

Status of Important Subsidiaries and other Important Business Combinations

1.Summary of Consolidated Financial Statements

	131st year (1998)	132nd year (1999)	133rd year (2000)
Sales (millions of yen)	11,378,831	10,656,046	10,080,062
Net income for the period (millions of yen)	-13,076	35,065	40,344
Total assets (millions of yen)	5,389,356	4,904,644	4,950,079
Total shareholders' equity (millions of yen)	569,653	634,223	622,957
Number of consolidated subsidiaries	515	553	520
Number of other affiliated companies	217	214	207

Note: Beginning with this fiscal year, the summary of the consolidated settlement of accounts, which heretofore was prepared in accordance with Japanese accounting standards, has been prepared in accordance with U.S. accounting standards. Accompanying this change, the figures shown above for the 131st and 132nd fiscal years have also been prepared in accordance with said U.S. standards.

2. Important Subsidiaries etc.

Domestic

	Capital stock (millions of yen)	Ownership percentage	Major lines of business
Sumisho Computer Systems Corporation	21,152	40.00%	software development and data processing service
Summit, Inc.	3,920	100.00%	supermarket
Sumisho Lease Co., Ltd.	14,760	33.90%	lease
Sumisho Auto Leasing Corporation	2,750	54.90%	leasing of automobiles and automobile-related goods
Sumisho Electronics Co., Ltd.	1,782	65.27%	sale and lease of computers and machinery related
Sumisho Metalex Corporation	1,169	69.62%	sale of non-ferrous metals and their products
Jupiter Telecommunications Co., Ltd.	47,002	35.00%	cable TV multiple system operation

Overseas

	Capital stock (in thousands)	Ownership percentage	Major lines of business
Sumitomo Corporation of America	US$ 410,565	100.00%	export, import and wholesale
Sumitomo Corporation Europe Holding Limited	£ 86,153	100.00%	holding company of European subsidiaries
Summit Development S.A.	Euro 26,922	99.76%	car business coordination and management in Europe
Sumitomo Corporation (Singapore) Pte. Ltd.	S$ 47,000	100.00%	export, import and wholesale
Sumitomo Corporation (Hong Kong) Limited	HK$ 122,125	100.00%	export, import and wholesale
Cantex Inc.	US$ 15,000	55.00%	manufacture and sale of polyvinyl chloride pipes

Directors and Corporate Auditors

Name	Position and area of responsibility in the Company, or major occupation
Kenji Miyahara	President*
Kunihiro Ashida	Executive Vice-President* (Responsible for Administration Division, Osaka, Responsible for Kansai Area, and General Manager of the Machinery & Electric Group No.1)
Takashi Nomura	Executive Vice-President*(Responsible for the Internal Auditing, the Finance & Accounting and the Risk Management Divisions)
Fumio Wada	Executive Vice-President* (General Manager of the Living Related Group)
Keitaro Yokohata	Executive Vice-President (General Manager for the Americas, and Director & President of Sumitomo Corporation of America)
Shigemi Hiranuma	Managing Director* (General Manager of the Iron & Steel Group)
Naoki Kuroda	Managing Director* (General Manager of the Non-Ferrous Metals/ Chemicals/ Petroleum & Carbon Group)
Masabumi Kimura	Managing Director* (Deputy General Manager of the Iron & Steel Group, and General Manager of the Iron & Steel Division No.1)
Muneo Shigematsu	Managing Director* (Responsible for the Financial & Commodity Markets and the Logistics & Insurance Divisions)
Atsushi Nishijo	Managing Director* (General Manager of the Media, Electronics & Information Business Group, C.I.O.)
Kosaburo Morinaka	Managing Director* (General Manager of the Machinery & Electric Group No.2 and the Power & Telecommunication Project Division)
Motoyuki Oka	Managing Director* (Responsible for the Legal, the Personnel & General Affairs and the Planning & Coordination Divisions, and General Manager of the Planning & Coordination Division)
Hironori Kato	Managing Director* (Deputy General Manager of the Non-Ferrous Metals/Chemicals/Petroleum & Carbon Group, and General Manager of the Plastics & Organic Chemicals Division)

Tsunehiro Ichiki	Managing Director* (General Manager of the Non-Ferrous Metals Division)
Hideki Yamane	Managing Director (General Manager for China, and Director & President of Sumitomo Corporation (China) Holding Ltd.)
Kenichi Nagasawa	Managing Director* (General Manager for Chubu Area, and General Manager of Chubu Office)
Koji Nakajima	Managing Director* (Senior Assistant to Executive Vice-President Responsible for Kansai Area, Deputy General Manager of the Living Related Group, and General Manager of the Textile Division)
Yuji Tamura	Managing Director* (General Manager of the Media Business Division)
Takaaki Shibata	Managing Director (General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited, and Chairman, President & Director of Sumitomo Corporation Europe Plc)
Shuji Hirose	Managing Director* (Deputy General Manager of the Machinery & Electric Group No.1, and General Manager of the Ship, Aerospace & Transportation Systems Division)
Tetsu Kiriishi	Director (General Manager of the Retail & Consumer Services Division)
Shigeki Sato	Director (General Manager of the Risk Management Division)
Kenzo Okubo	Director (Senior Assistant to Executive Vice-President Responsible for Kansai Area, and General Manager of the Iron & Steel Division No.2)
Tadahiko Mizukami	Director (General Manager of the Logistics & Insurance Division)
Shizuka Tamura	Director (Senior Assistant to Executive Vice-President Responsible for Kansai Area, and General Manager of the Fine & Inorganic Chemicals Division)
Masaomi Bando	Director (General Manager of the Construction & Real Estate Division, and General Manager of the General Construction Development Department)

Minoru Imai	Director (General Manager of the Plant Division)
Noriaki Shimazaki	Director (Senior Assistant to Managing Director Responsible for the Planning & Coordination Division, and General Manager of the Finance & Accounting Division)
Nobuhide Nakaido	Director (General Manager of the Electronics Division)
Takehiro Yamanaka	Director (General Manager of the Iron & Steel Division No.3)
Katsuichi Kobayashi	Director (General Manager of the Motor Vehicles & Construction Equipment Division)
Sakuo Namba	Director (Director & Executive Vice-President, C.F.O. and C.A.O. of Sumitomo Corporation of America)
Susumu Kato	Director (General Manager of the Personnel & General Affairs Division, and Deputy General Manager of the Planning & Coordination Division)
Takehiko Yonezu	Standing Corporate Auditor (Full-time)
Isao Yamamoto	Corporate Auditor** (Full-time)
Hiroshi Maeda	Corporate Auditor** (Lawyer)
Itsuo Sonobe	Corporate Auditor** (Lawyer)

Notes: 1. Representative Directors are indicated by an asterisk (*).
2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audits Etc. of Corporations, are indicated by two asterisks (**).

Persons who retired

Retirement as of June 23, 2000

Tsuneo Iwasaki	(Executive Vice-President)
Kiyoshi Otsubo	(Executive Vice-President)
Shingo Arima	(Managing Director)
Yoji Sakamoto	(Managing Director)

As of April 2, 2001, the position and area of responsibility of directors in the Company was changed.

"Position and area of responsibility in the Company, or major occupation" of the directors and corporate auditors as of April 2, 2001 is as set forth in the following pages.

Directors and Corporate Auditors (As of April 2, 2001)

Name	Position and area of responsibility in the Company, or major occupation
Kenji Miyahara	President and CEO*
Kunihiro Ashida	Executive Vice President* (Assistant to President and CEO)
Takashi Nomura	Executive Vice President* (Responsible for the Internal Auditing, the Finance & Accounting and the Risk Management Groups)
Fumio Wada	Executive Vice President* (General Manager of the Consumer Goods & Service and the Materials & Real Estate Business Units)
Keitaro Yokohata	Executive Vice President* (General Manager of the Transportation & Construction Systems and the Media, Electronics & Network Business Units)
Shigemi Hiranuma	Executive Vice President* (General Manager of the Metal Products Business Unit)
Naoki Kuroda	Executive Vice President* (General Manager of the Mineral Resources & Energy Business Unit)
Masabumi Kimura	Senior Managing Director* (General Manager of the Kansai Regional Business Unit)
Muneo Shigematsu	Senior Managing Director* (General Manager of the Financial & Logistics Business Unit)
Atsushi Nishijo	Senior Managing Director (General Manager for the Americas, and Director & President of Sumitomo Corporation of America)
Kosaburo Morinaka	Senior Managing Director* (General Manager of the Machinery & Electric Business Unit)
Motoyuki Oka	Senior Managing Director* (Responsible for the Legal, the Personnel & General Affairs and the Planning & Coordination Groups)
Hironori Kato	Senior Managing Director* (General Manager of the Chemical Business Unit)
Tsunehiro Ichiki	Managing Director* (Assistant General Manager of the Mineral

	Resources & Energy Business Unit)
Hideki Yamane	Managing Director (General Manager for China, and Director & President of Sumitomo Corporation (China) Holding Ltd.)
Kenichi Nagasawa	Managing Director* (General Manager of the Chubu Regional Business Unit)
Koji Nakajima	Managing Director* (Assistant General Manager of the Consumer Goods & Service Business Unit, General Manager of the Textile Division, and Assistant General Manager of the Kansai Regional Business Unit)
Yuji Tamura	Managing Director* (Assistant General Manager of the Media, Electronics & Network Business Unit, and General Manager of the Media Division)
Takaaki Shibata	Managing Director (General Manager for the Europe, Director & President of Sumitomo Corporation Europe Holding Limited, and Chairman, President & Director of Sumitomo Corporation Europe Plc)
Shuji Hirose	Managing Director * (Deputy General Manager of the Transportation & Construction Systems Business Unit)
Tetsu Kiriishi	Director (Assistant General Manager of the Consumer Goods & Service Business Unit)
Shigeki Sato	Director (General Manager of the Risk Management Group)
Kenzo Okubo	Director (General Manager of the Iron & Steel Division No.2)
Tadahiko Mizukami	Director (General Manager of the Logistics & Insurance Division)
Shizuka Tamura	Director (General Manager of the Life Science Division)
Masaomi Bando	Director (General Manager of the Construction & Real Estate Division, and General Manager of the General Construction Development & Coordination Department)
Minoru Imai	Director (Assistant to President and CEO)
Noriaki Shimazaki	Director (Senior Assistant to Senior Managing Director

	Responsible for the Planning & Coordination Group, and General Manager of the Finance & Accounting Group)
Nobuhide Nakaido	Director (General Manager of the Network Division and Responsible for the e-Business Department)
Takehiro Yamanaka	Director (General Manager of the Tubular Products Division)
Katsuichi Kobayashi	Director (General Manager of the Motor Vehicles Business Division)
Sakuo Namba	Director (Director & Executive Vice President, C.F.O. and C.A.O. of Sumitomo Corporation of America)
Susumu Kato	Director (General Manager of the Personnel & General Affairs and the Planning & Coordination Groups)
Takehiko Yonezu	Standing Corporate Auditor (Full-time)
Isao Yamamoto	Corporate Auditor** (Full-time)
Hiroshi Maeda	Corporate Auditor** (Lawyer)
Itsuo Sonobe	Corporate Auditor** (Lawyer)

Notes: 1. Representative Directors are indicated by an asterisk (*).
2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audits Etc. of Corporations, are indicated by two asterisks (**).

N.B.: Entries expressed in units of millions of yen or thousands of shares have been rounded down by disregarding amounts less than a million yen or a thousand shares, as the case may be (except for "Summary of Consolidated Financial Statements").

Sumitomo Corporation

Balance sheets (Non-consolidated basis)

(Unit : millions of yen)

Assets	Mar. 31 2001	Mar. 31 2000
Current assets	**1,704,878**	**2,096,248**
Cash and deposits	112,734	101,295
Notes receivable, trade	178,522	163,250
Accounts receivable, trade	903,472	920,701
Marketable securities	40	335,202
Treasury stock	1	9
Merchandise	109,467	102,475
Real estate held for development and resale	81,737	80,171
Advances to suppliers	122,042	111,367
Prepaid expenses	16,206	16,677
Short-term loans receivable	129,561	241,936
Deferred tax assets	19,698	26,534
Other current assets	56,072	33,479
Allowance for doubtful receivables	-24,679	-36,852
Fixed assets	**1,574,229**	**1,090,406**
Tangible fixed assets, at cost less accumulated depreciation	254,042	233,077
Buildings	125,640	86,033
Other structures	3,231	2,758
Machinery and equipment	1,655	1,067
Vehicles and transportation equipment	391	470
Furniture and fixtures	3,260	2,733
Land	113,757	54,653
Construction in Progress	6,104	85,362
Intangible fixed assets	32,218	27,942
Leaseholds and other	32,218	27,942
Investments and other assets	1,287,968	829,386
Investment securities	654,037	230,567
Investment securities in subsidiaries	256,858	300,629
Other equities	12,864	11,990
Other equities of subsidiaries	10,029	9,714
Long-term loans receivable	238,776	218,692
Long-term trade receivables, over due	60,098	40,477
Long-term prepaid expenses	32,569	5,081
Deposits with insurance company	44,435	44,917
Deferred tax assets	1,993	37,879
Treasury stock	181	-
Other investments and assets	63,800	55,586
Allowance for doubtful receivables	-87,676	-126,149
Total	**3,279,108**	**3,186,655**

Liabilities and shareholders' equity	Mar. 31 2001	Mar. 31 2000
Current liabilities	**1,505,018**	**1,357,939**
Notes payable, trade	140,258	134,322
Accounts payable, trade	582,793	537,368
Short-term loans	242,793	106,781
Commercial paper	366,000	357,218
Current portion of bonds and notes	-	70,000
Accrued expenses	18,832	27,453
Advances from customers	96,285	84,408
Deposits received	18,107	14,328
Deferred income	16,941	18,816
Other current liabilities	23,006	7,241
Long-term liabilities	**1,193,166**	**1,312,765**
Long-term loans	954,112	1,129,543
Bonds and notes	171,966	100,000
Convertible bonds	38,755	38,755
Employees' retirement allowance	-	15,255
Other long-term liabilities	28,332	29,211
Total liabilities	**2,698,184**	**2,670,704**
Common stock	169,431	169,431
Capital and legal reserves	183,252	182,401
Additional paid-in capital	166,017	166,017
Legal reserve	17,235	16,383
Retained earnings	170,002	164,118
Reserve for losses on investment	5,439	5,739
Deferred gains on sales of fixed assets	43,123	39,307
General reserve	99,022	99,022
Unappropriated retained earnings	22,416	20,048
(Net income for the year, included in above)	(15,251)	(15,014)
Net unrealized holding gains	58,236	-
Net unrealized holding gains on securities available-for-sale	58,236	-
Total shareholders' equity	**580,923**	**515,950**
Total	**3,279,108**	**3,186,655**

Notes to balance sheet

(1) Valuation method of securities

Effective April 1, 2000, the Company has adopted "Accounting Standards for Financial Instruments" in Japan. Under this standard, all securities are classified to following categories, and stated accordingly.

Trading securities	: stated at fair value (The cost of securities sold determined based on average cost of all shares of such security held at the time of sale)
Held to maturity Securities	: stated at amortized cost (straight line)
Other securities	
- Marketable securities	: stated at fair value (unrealized holding gains and losses excluded from earnings and reported in a separate component of shareholders equity. The cost of securities sold determined based on the average cost of all shares of such security held at the time of sale)
- Non-marketable securities	: stated at average cost
Treasury stock	: stated at average cost

(2) Valuation method of inventories

Inventories are stated at the lower of cost or market based on the monthly moving average method.

(3) Depreciation method of tangible fixed assets

Depreciation is principally computed by the declining-balance method.
Assets cost over 10 billions of yen (excluding accessory equipment) are depreciated based on the straight-line method.
Buildings acquired on and after April 1, 1998 are depreciated based on the straight-line method.

(4) Allowance for doubtful receivables

The allowance for doubtful accounts are provided in an amount sufficient to cover possible losses on collection by estimating uncollectable amounts individually and applying a percentage based on collection experience to the remaining accounts.

(5) Accrued pension and severance liabilities

Effective April 1, 2000, the Company has adopted "Accounting Standards for Post-Retirement Benefit" in Japan. Accordingly, the Company reversed employee's retirement allowance recorded last year. Since fair value of plan assets for postretirement benefit exceeds benefit obligation, no accrued pension and severance liabilities was recognized as of March 31, 2001.
The Company amortized full amount of unrecognized net transition obligation of 19,488 million yen at the time of transition as extraordinary loss.

(6) Consumption tax

Consumption tax is accounted for by segregated method under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(7) Monetary receivables and payables to subsidiaries	
short-term monetary receivables	268,990 millions of yen
short-term monetary payables	74,049 millions of yen
long-term monetary receivables	155,292 millions of yen
long-term monetary payables	1,802 millions of yen
(8) Accumulated depreciation of tangible fixed assets	64,371 millions of yen
(9) Collateral assets	129,470 millions of yen
(10) Contingent liabilities for guarantees	506,475 millions of yen
(Including keep-well agreement on subsidiaries' financing arrangements	128,263 millions of yen)

(11) Notes discounted 33,700 millions of yen
Notes endorsed 237 millions of yen

(12) Assets and liabilities denominated in foreign currencies

Accounts receivable, trade	137,784 millions of yen (US$ 1,114,131 thousand and others)
Investment securities and investment securities in subsidiaries	310,862 millions of yen (US$ 1,194,978 thousand and others)
Notes and accounts payable, trade	74,119 millions of yen (US$ 596,627 thousand and others)
Long-term loans	60,373 millions of yen (US$ 518,465 thousand and others)

(13) Net income per share - basic 14.32 yen

(14) The commercial code of Japan imposes certain limitation on the amount of retained earnings available for dividend, such as appropriation for legal reserve and equal amount of treasury stock held for stock option presented in asset on accompanying balance sheet. And net unrealized holding gain on securities is also not available for dividend.

Followings are deducted from net assets available for dividends.

Net unrealized holding gains	58,236 millions of yen
Treasury stock reserved for the Company's employees and directors	181 millions of yen

Statements of income (Non-consolidated basis)

(Unit : millions of yen)

	Year ended March 31			
	2001		2,000	
Operating income/expenses				
Sales		9,001,281		9,660,105
Cost of sales	8,828,734		9,478,438	
Gross trading profit		172,546		181,666
Selling, general and administrative expenses	157,069		165,725	
Operating profit		15,477		15,941
Non-operating income/expenses				
Non-operating income		73,716		87,455
Interest income		28,073		26,285
Dividend income		32,263		23,582
Other non-operating income		13,379		37,588
Non-operating expenses	41,034		34,684	
Interest expenses	23,086		-	
Interest expenses (including discount interest)	-		26,662	
Interest expenses on commercial paper	1,927		871	
Other non-operating expenses	16,020		7,150	
Ordinary income		48,159		68,712
Extraordinary gains		93,065		38,101
Gains on sales of fixed assets		3,168		10,850
Gains on sales of investment securities		24,855		27,250
Gains on securities transferred to pension fund		35,039		-
Received compensation for loss on copper trading		30,001		-
Extraordinary losses	124,222		85,811	
Losses on sales of fixed assets	1,594		527	
Losses on sales of investment securities	1,842		1,670	
Valuation losses on investment securities	14,084		5,059	
Provision for bad debts reserve of affiliates and others	43,834		29,524	
Provision for doubtful receivables and others in specific countries	26,339		9,000	
Full amortization of unrecognized net transition obligation of the pension	19,448		-	
Expenses for settlement related to copper trading	10,876		-	
Valuation losses on real estate held for development and resale	6,163		17,061	
Valuation losses on marketable securities	-		20,754	
Prior service cost due to reassessment of pension plans	-		2,214	
Net income before income taxes		17,001		21,001
Net loss before income taxes				
Income taxes	1,200		2,700	
Income taxes-deferred	550		3,287	
Net income		15,251		15,014
Retained earnings, beginning of year		11,847		9,717
Interim dividends paid	4,257		4,257	
Legal reserve	425		425	
Unappropriated retained earnings, end of year		22,416		20,048

(Notes) Operating transactions to subsidiaries — Sales: 1,255,638 millions of yen; Purchases: 1,115,763 millions of yen

Transactions except for operating transactions to subsidiaries: 12,264 millions of yen

Sumitomo Corporation

Appropriation of retained earnings

(Unit : yen)

	Year ended March 31, 2001
(Unappropriated retained earnings, end of year)	
Unappropriated retained earnings, end of year	22,416,577,630
Reversal of reserve for losses on investments	2,112,563,541
Reversal of deferred gains on sales of fixed assets	898,419,287
Total	25,427,560,458
(Appropriation)	
Legal reserve	451,000,000
Cash dividends	4,257,220,280
(Cash dividends per share............yen)	(4.00)
Bonuses to directors	250,000,000
Reserve for losses on investments	17,527,048
Deferred gains on sales of fixed assets	1,774,568,272
General reserve	6,000,000,000
Unappropriated retained earnings after appropriation	12,677,244,858

(Note) The company paid out the interim dividend of ¥4,257,193,364 (¥4.0 per share) on December 8, 2000.

AUDIT REPORT BY THE ACCOUNTING AUDITOR (conformed copy)

AUDIT REPORT

May 14, 2001

To: Mr. Kenji Miyahara
President and CEO
Sumitomo Corporation

Asahi & Co.
Seijiro Noguchi, c. p. a. (seal)
Representative Partner and
Partner on the Audit
Kenji Itoh, c. p. a. (seal)
Representative Partner and
Partner on the Audit
Toshiharu Kawai, c. p. a. (seal)
Representative Partner and
Partner on the Audit

Pursuant to Article 2 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audits Etc. of Corporations, we examined the Balance Sheet, the Statement of Income, the Business Report (only the parts that concern accounts), and the Proposal for Appropriation of Retained Earnings for the 133rd fiscal year (April 1, 2000 through March 31, 2001) of Sumitomo Corporation and the statements of annexed thereto (only the parts that concern accounts). As to the Business Report and the statements of particulars, the parts thereof that concern accounts and that were the object of our examination mean those of the matters set forth in the Business Report and the statements of particulars that are based on entries in the books of account.
In this examination, we executed such auditing procedures as normally should be executed in accordance with generally accepted auditing standards. Further, these procedures include such auditing procedures of subsidiaries as we considered necessary and executed.

As a result of the audit, our opinion is as follows.

(1) We consider that the Balance Sheet and the Statement of Income comply with the law and with the Articles of Incorporation and present fairly the Company's financial status and profit and loss.

(2) We consider that the Business Report (only the parts that concern accounts) complies with

the law and with the Articles of Incorporation and presents fairly the status of the Company.

(3) We consider that the Proposal for Appropriation of Retained Earnings conforms to the law and to the Articles of Incorporation.

(4) As to the statements of particulars (only the parts that concern accounts), there are no matters that require comment under the Commercial Code.

Important fact affecting the status of the Company that occurred after the fiscal period is set forth in the Business Report.

There are no conflicts of interests between the Company and our Firm or any Partner on the Audit that need to be set forth under the Certified Public Accountants Law.

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (conformed copy)

AUDIT REPORT

We have received the report from each Corporate Auditor on the method and results of the audit toward the Directors' performance of their duties during the 133rd fiscal year (April 1, 2000 through March 31, 2001), made this Audit Report with due deliberation, and we report as follows.

1. Synopsis of the Method of Audit by Corporate Auditors

(1) Each Corporate Auditor, conforming to the policy of the audit formulated by the Board of Corporate Auditors, attended meetings of the Board of Directors and other important meetings, received business reports from Directors and others, inspected important documents, investigated the operating and financial status at the major operating facilities, and investigated the operating and financial status of subsidiaries as necessary.

(2) We received from the Accounting Auditor a report and explanation concerning its audit, attended its audit occasionally, and carefully studied the financial documents and the statements of particulars.

(3) We carried on, as necessary, such pertinent investigations that in regard to transactions in which a Director may have had a conflicting competitive or personal interest, we investigated whether and how the matter had been referred to the Board of Directors, and we requested particularly detailed reports from the Directors; in regard to the provision of gratuitous benefits by the Company and the acquisition or disposition etc. of the Company's own shares, we inspected relevant documents and investigated in detail based on the accounting records; and, in regard to non-customary transactions with subsidiaries or shareholders, we studied transaction records in detail, received reports from subsidiaries, etc.

2. Results of the Audit

(1) We consider that the method and results of the audit performed by Asahi & Co., the Accounting Auditor, are proper.

(2) We consider that the Business Report (excepting the parts that concern accounts) complies with the law and with the Articles of Incorporation and presents fairly the status of the Company.

(3) As to the proposition concerning the appropriation of retained earnings, we, in the light of the Company's financial status and other circumstances, consider that the proposition is proper and that there is no matter that requires comment.

(4) We consider that the statements of particulars (excepting the parts that concern accounts) present fairly the matters that should be presented, and we do not consider that there is any

matter that requires comment.

(5) Concerning the Directors' performance of their duties (including their duties concerning the subsidiaries), we do not consider that there were any unfair acts or any serious instances of violation of law or of the Articles of Incorporation.

Further, in regard to transactions in which a Director may have had a conflicting competitive or personal interest, the provision of gratuitous benefits by the Company, non-customary transactions with subsidiaries or shareholders, and the acquisition or disposition etc. of the Company's own shares, we consider that there were no violations of Director's duties.

May 15, 2001

The Board of Corporate Auditors
Sumitomo Corporation

Takehiko Yonezu (seal)
Standing Corporate Auditor
(Full-Time)

Isao Yamamoto (seal)
Corporate Auditor
(Full-Time)

Hiroshi Maeda (seal)
Corporate Auditor

Itsuo Sonobe (seal)
Corporate Auditor

Note: Isao Yamamoto, Hiroshi Maeda and Itsuo Sonobe, Corporate Auditors, are outside corporate auditors stipulated by Article 18, Section 1 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audits Etc. of Corporations.

(Reference Materials)

General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Operating results for the fiscal year

The Company's total trading transactions for the fiscal year amounted to 10,080 billion yen, down 5.4% from the previous year.

By segment, Iron and steel registered an advance of 2.4% and overseas trading subsidiaries was up 11.4%. The category of nonferrous metals, chemicals, petroleum & carbon, and domestic branches remained relatively constant compared to the previous year's level. Machinery & electric and media, electronics & information business was off decreased by 7.2%, due to such factors as decrease of domestic machinery business. Living related, retail & consumer services was down 17.8%, due in part to the decline in transaction volume resulting from the disposition of our tobacco business.

The Company's gross trading profit for the year was 488.4 billion yen, increasing 13.7 billion yen from the previous year. Reflecting a reduction of 18.1billion yen in selling, general and administrative expenses, operating profit improved to 88.8 billion yen, with an increase of 30.3 billion yen. Income before equity in losses/earnings of associated companies amounted to 81.2 billion yen due to gain on securities transferred to pension fund, received compensation for loss on copper trading and loss on termination and restructuring of projects in other income/expenses, net.

Net income for the fiscal year, after income taxes and equity in earnings (losses) of associated companies, totaled 40.3 billion yen, increasing 5.2 billion yen from the previous year.

●Condensed operating segment information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Iron & steel	Machinery & electric and media, electronics & information business	Nonferrous metals, chemicals, petroleum & carbon	Living related, retail & consumer services	Domestic branches	Overseas trading subsidiaries	Segment total	Corporate & eliminations	Consolidated
Year ended March 31, 2001									
Gross trading transactions	931,153	3,671,452	1,865,546	1,901,870	854,816	749,953	9,974,790	105,272	10,080,062
Gross trading profit	38,553	155,112	75,370	143,402	20,579	60,883	493,899	-5,499	488,400
Operating profit	10,168	22,110	16,051	16,929	3,929	15,432	84,619	4,234	88,853
Year ended March 31, 2000									
Gross trading transactions	909,738	3,957,952	1,869,701	2,313,047	860,669	673,279	10,584,386	71,660	10,656,046
Gross trading profit	33,959	158,356	69,722	158,924	20,111	50,469	491,541	-16,867	474,674
Operating profit	1,437	10,869	12,124	22,984	2,904	6,297	56,615	1,888	58,503
Increase／Decrease									
Gross trading transactions	21,415	-286,500	-4,155	-411,177	-5,853	76,674	-609,596	33,612	-575,984
(%)	2.4%	-7.2%	-0.2%	-17.8%	-0.7%	11.4%	-5.8%	46.9%	-5.4%
Gross trading profit	4,594	-3,244	5,648	-15,522	468	10,414	2,358	11,368	13,726
Operating profit	8,731	11,241	3,927	-6,055	1,025	9,135	28,004	2,346	30,350

Condensed consolidated balance sheets

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

Assets	March 31 2001	March 31 2000
Current assets :		
Cash and cash equivalents	251,532	211,385
Time deposits	5,194	6,149
Marketable securities	14,877	30,480
Receivables-trade		
Notes and loans	396,661	351,526
Accounts	1,174,220	1,066,175
Associated companies	195,120	128,841
Allowance for doubtful receivables	-11,600	-11,554
Inventories	418,585	373,334
Deferred income taxes	23,697	25,815
Advance payments to suppliers	61,072	71,644
Other current assets	97,232	78,759
Total current assets	2,626,590	2,332,554
Investments and long-term receivables :		
Investments in and advances to associated companies	242,516	180,264
Other investments	704,039	887,884
Long-term receivable	648,156	661,159
Allowance for doubtful receivables	-95,957	-87,185
Total investments and long-term receivables	1,498,754	1,642,122
Property and equipment, at cost less accumulated depreciation	705,344	817,524
Other assets	119,391	112,444
Total	4,950,079	4,904,644

Liabilities and shareholders' equity	March 31 2001	March 31 2000
Current liabilities :		
Short-term debt	820,534	559,182
Current maturities of long-term debt	285,764	398,224
Payables-trade		
Notes and acceptances	233,473	201,650
Accounts	824,005	739,045
Associated companies	51,107	37,381
Accrued income taxes	8,701	8,560
Other accrued expenses	45,473	57,686
Advances from customers	71,462	67,791
Other current liabilities	112,321	75,515
Total current liabilities	2,452,840	2,145,034
Long-term debt, less current maturities	1,772,856	1,942,900
Accrued pension and severance liabilities	8,113	41,646
Deferred income taxes	24,358	74,068
Minority interests	68,955	66,773
Shareholders' equity :		
Common stock	169,432	169,432
Additional paid-in capital	189,536	189,536
Retained earnings		
Appropriated for legal reserve	17,235	16,384
Unappropriated	261,675	230,697
Accumulated other comprehensive income		
Net unrealized holding gains on securities available-for-sale	58,020	129,318
Foreign currency translation adjustments and other adjustments	-72,748	-101,144
Treasury stock, at cost	-193	-
Total shareholders' equity	622,957	634,223
Total	4,950,079	4,904,644

Sumitomo Corporation and Consolidated Subsidiaries

Condensed consolidated statements of income

[Prepared on the basis of accounting principles generally accepted in the United States of America] (Unit: millions of yen)

	Years ended March 31	
	2001	2000
Total trading transactions	10,080,062	10,656,046
Gross trading profit	488,400	474,674
Selling, general and administrative expenses	-390,578	-408,688
Provision for doubtful receivables	-8,969	-7,483
Operating income	88,853	58,503
Other income (expenses):		
Interest expense (net of interest income)	-18,010	-22,070
Dividends	5,979	5,646
Gain on marketable securities and investments, net	37,289	43,480
Gain on securities transferred to pension fund	35,040	-
Gain on sale of subsidiaries	-	17,170
Gain on sale of property and equipment, net	1,035	1,312
Provision for impairment of long lived assets	-7,753	-30,824
Received compensation for loss on copper trading, net	19,125	-
Loss on termination and restructuring of projects	-67,269	-5,461
Other, net	-13,014	-10,907
Other income (expenses), net	-7,578	-1,654
Income before income taxes and equity in losses/earnings of associated companies	81,275	56,849
Income taxes	-34,479	-27,436
Income before equity in earnings (losses) of associated companies	46,796	29,413
Equity in earnings (losses) of associated companies, net (after income tax effect)	-6,452	5,652
Net income	40,344	35,065

Sumitomo Corporation and Consolidated Subsidiaries

Condensed statements of consolidated cash flows

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Years ended March 31	
	2001	2000
Operating activities		
Net income	40,344	35,065
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	57,424	62,124
Equity in earnings (losses) of associated companies, net	6,452	-5,652
Provision for impairment of long lived assets	7,753	30,824
Loss on termination and restructuring projects	67,269	5,461
Gain on marketable securities and investments, net/Gain on sale of subsidiaries	-37,289	-60,650
Gain on securities transferred to pension fund	-35,040	-
Changes in operating assets and liabilities :		
Receivables	-124,889	130,471
Inventories	-33,115	20,442
Payables	125,476	-85,074
Other, net	11,363	-22,451
Net cash provided by operating activities	85,748	110,560
Investing activities		
Changes in :		
Property and equipment	-45,961	-98,404
Loans receivable	-19,267	45,238
Time deposits	4,564	40,072
Marketable securities	9,840	160,627
Other, net	-11,999	12,065
Net cash provided by (used in) investing activities	-62,823	159,598
Financing activities		
Change in long and short term debts	17,977	-350,437
Other, net	-3,960	648
Net cash provided by (used in) financing activities	14,017	-349,789
Effect of exchange rate changes on cash and cash equivalents	3,205	-9,369
Net increase (decrease) in cash and cash equivalents	40,147	-89,000
Cash and cash equivalents, beginning of year	211,385	300,385
Cash and cash equivalents, end of year	251,532	211,385

N.B.:Amounts shown in consolidated results are rounded to the nearest million.

Annex B 3(c)-2

30

02 AUG -1

The following is an unofficial English translation of the Reports for the 134th Fiscal Year of Sumitomo Corporation. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

(Attachment to the Notice of Convocation
of the 134th Ordinary General Meeting of Shareholders)

REPORTS FOR THE 134TH FISCAL YEAR

April 1, 2001, through March 31, 2002

SUMITOMO CORPORATION

CONTENTS

Business Report (April 1, 2001, through March 31, 2002)

I. General Condition of Operations

Business Environment

During the period under review, the global economy experienced a sharp downturn in growth due to moves to trim inventories and reduce investment in plant and equipment following the end of the information-technology boom. The September 11 terrorist attacks in the United States further clouded the economic prospects in the second half of the fiscal year.

Within Japan, businesses cut back on their plant and equipment investment against a backdrop of falling production levels, and the deteriorating employment situation caused consumer spending to contract further; these developments caused the recession to deepen. As the decline in demand intensified the downward trend in prices, the Bank of Japan responded with further quantitative monetary policy relaxation, and the government adopted a package of antideflationary measures.

In the United States, the sharp drop in business investment caused the economy to weaken considerably, but continued firmness in consumer spending and residential investment kept the downturn relatively mild.

The economies of the European Union (EU), which had originally seemed to be enjoying sustained growth, also lost speed during the course of the fiscal year as decreased exports caused production to decline, leading in turn to reduced investment in plant and equipment.

Slower growth in the United States had a major impact on Asian economies. The downturn was especially pronounced in Taiwan and Singapore, which depend heavily on IT-related exports. Toward the end of the fiscal year, however, some signs of improvement came into view, such as a pickup in semiconductor price levels. The downturn in other economies also had an effect on China, but expansionary policies by the government kept the Chinese economy growing at a relatively rapid clip.

Course of Operations and Operating Results

In June 2001, Motoyuki Oka took office as president and CEO of Sumitomo Corporation. At the same time, we moved our corporate headquarters from Osaka to a new home in Chuo-ku, Tokyo. It was under this new setup that we embarked on implementation of the Step Up Plan, our new medium-term management plan.

The Step Up Plan, which represents the continuation and further development of the

process that we implemented under the Reform Package through the previous fiscal year, aims to achieve a drastic expansion of our profit base and the further strengthening of our corporate constitution by allocating management resources strategically and drawing on our integrated corporate strength. To provide the appropriate corporate infrastructure for this purpose, we implemented a new organizational setup, consisting of nine Business Units operating on the principles of autonomous management and independent responsibility and a streamlined Corporate Group focusing on core functions. We also introduced a new budgeting system to promote the reallocation of management resources.

In order to achieve the goal of dramatically expanding our profit base, we have concentrated our efforts on the building and expansion of our base of core businesses. As specific examples of our activities, in the information and communications field our associated company Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator offering a combination of cable television, Internet, and telephone services; topped the 1 million mark in subscribing households in June 2001 and continued to record steady growth in its subscriber base thereafter, reaching a figure of approximately 1.36 million households as of the fiscal year end (March 31, 2002). Meanwhile, Jupiter Programming Co., Ltd., also a multiple system operator, which provides programming for cable TV and satellite broadcasting services, solidified its profit base and was able to record a profit in the consolidated accounts for the year ending last December thanks to the promotion of programming sales in close cooperation with J-COM. Also, in the area of Internet-related operations, we developed our electronic medical record business, which allows multiple healthcare institutions to share the same set of medical treatment records. With respect to operations that tap our Supply Chain Management (SCM)[1] capabilities, we have developed and expanded our business of unified delivery of a variety of electronic parts based on customers' production plans. In addition, we have entered into a comprehensive contract for logistical handling of food products, an operation requiring both advanced technology and speed. And we established a system for optimal inventory management and immediate delivery in sales of goods at a major theme park through online information sharing. With these and other undertakings we have continued to develop our SCM activities in a wide range of fields.

In the field of retailing directly to consumers, we established Coach Japan, Inc., as a joint venture with Coach, Inc., of the United States, which manufactures and sells deluxe bags and accessories. We have started working to establish the Coach brand in Japan, and we are now preparing to open a flagship store in Tokyo's prestigious Ginza district. Also during the period under review, we agreed on a three-way equity and business partnership among our company, The Seiyu, Ltd. a Japanese retailer in which we are the leading shareholder, and the major U.S retailer Wal-Mart Stores, Inc. The tie-up reflects Wal-Mart's high assessment of our own company's potential as a

---

[1] The Supply Chain Management (SCM) system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology (IT) and logistics technology (LT).

partner in Japan based on our information capabilities and know-how concerning the Japanese retail market. Meanwhile we are continuing to expand the scope of operations of our Otto-Sumisho group, which has been doing well in its business as a mail-order retailer of clothing, cosmetics, and other products.

In the area of biotechnology, our subsidiary Summit Pharmaceuticals International Corporation has been actively building up its operations to support medical and pharmaceutical research and development, while SC BioSciences Corporation, a subsidiary that imports and sells related equipment, has been developing leading-edge devices particularly in the area of gene and protein decoding, where rapid advances are expected in the period to come. Together with these subsidiaries we established a firm to manage a biotechnology venture fund on a scale of ¥10 billion, and we launched a new subsidiary in the United States to serve as the base for finding prospective investment targets and new bio-businesses.

One area of business with strong growth prospects is that of environment-related operations, in which we have been undertaking a variety of activities. We received an order overseas for a plant to remove toxic substances from steel manufacturing equipment emissions. In addition we put together a contract for Tohoku Electric Power Co., Inc., to purchase coal and greenhouse gas emission reduction credits as a single package; we also invested in a company involved in emissions trading and related activities. In fields relating to nanotechnology, we teamed up with the U.S. firm Carbon Nanotechnologies Inc., which has been developing and producing carbon nanotubes, a revolutionary new material that offers superior thermal and electrical conductivity and strength; together with this company we have started sales in a wide range of industries within Japan and elsewhere in Asia. Our Sumisho Auto Leasing Corporation has developed its business favorably, taking advantage of its number-two ranking within the industry in terms of the number of vehicles in its fleet, and in March this year its listing was shifted from the Second Section to the First Section of the Tokyo Stock Exchange. Also in the area of leasing, we established a new company in the Netherlands, Sumisho Aircraft Asset Management B.V., to become actively involved in the provision of operating leases to supply aircraft owned by the company to airlines.

In order to enhance our profitability, we have been actively entering into merger arrangements and partnerships with other trading companies in specific businesses. For example, we teamed up with Mitsubishi Corporation to merge and expand our operations in the area of mobile phone and phone line sales through the establishment of MS Communications Co., Ltd. Together with Nissho Iwai Corporation we established LNG Japan Corporation as a joint venture to get involved on a full-fledged basis in the import and sale of liquefied natural gas and in related investment and lending activities. And through a tie-up with Mitsui & Co., Ltd., we set up Sumisho & Mitsuibussan Kenzai Co., Ltd., to consolidate our sales of building and construction materials.

As a common theme in all these business operations, we have been continuing our long-standing emphasis on the importance of compliance with applicable laws and regulations, one

of our corporate Management Principles. During the course of the period under review our Legal Compliance Committee drafted and distributed an internal manual to heighten employees' awareness as part of a further strengthening of our efforts to ensure full compliance.

With respect to the copper trading incident, we have been doing our best to achieve prompt resolution of the several civil lawsuits against the Company in the United States; three of them were settled during the period under review. We have also been making maximum efforts to recover our own losses, bringing suits for damages against foreign financial institutions and others that abetted the unauthorized copper trading. In March this year we reached a settlement with JP Morgan Chase & Co. under which the latter paid us US$125 million (approximately ¥16.7 billion).

The Company's consolidated total trading transactions for the fiscal year 2001 amounted to 9,645.4 billion yen, a 4.3% decrease from the previous year. This was due to both, domestic and foreign economic slowdown and the continued withdrawal from less profitable businesses. Gross trading profit of 487.3 billion yen was almost the same level as the previous year. By segment, automobile related businesses of Transportation & Construction Systems and overseas plant project businesses of Machinery & Electric showed continuing strong performances. Consumer Goods & Service and Materials & Real Estate increased as well. However, Media, Electronics & Network decreased due to the slowdown in electronic devices market, and Chemical was affected by the weak performance in the PVC conduit business in the U.S. The domestic regional business units and overseas branches also decreased.

Operating income slightly decreased to 88.4 billion yen, 0.5 billion yen less than the previous year. Despite the increase in selling, general and administrative expenses resulting from the expansion of subsidiaries' businesses, provision for doubtful receivables reflected a net reversal of 19.3 billion yen due to the collection of certain doubtful receivables.

In other income/expenses, though the valuation losses of marketable equity securities were recognized, it was offset by gain on securities transferred to pension fund, received compensation for loss on copper trading, and reversal of allowance for doubtful receivables and others in specific countries. In addition, equity in earnings of associated companies improved 6.7 billion yen. Reflecting the above results, net income for the fiscal year totaled 45.2 billion yen, an increase of 4.9 billion yen, which represents 12.1% of the previous year.

The Company's non-consolidated sales amounted to 8,370.9 billion yen, a 7.0% decrease from the previous year. Though gross trading profit of 169.3 billion yen decreased by 3.2 billion yen, operating profit of 17.6 billion yen increased by 2.2 billion yen due to the reduction in selling, general and administrative expenses. Ordinary income was 51.0 billion yen increased by 2.9 billion yen reflecting the increase in gains on sales of marketable securities and investments. Extraordinary gains such as received compensation for loss on copper trading, and extraordinary losses including

valuation losses on investment securities were recognized this year. Reflecting above results, net income for the fiscal year totaled 16.0 billion yen, an increase of 0.8 billion yen, which represents 5.0% of the previous year.

Future Prospects and Management Challenges

Within Japan production is expected to bottom out thanks to the pickup in exports that has resulted from the recovery in other economies and the weakening of the yen since late 2001, as well as to the progress in trimming inventories. There is a possibility, however, that ongoing concerns about the disposal of bad loans will put a damper on plant and equipment investment. In addition, the persistent bleakness of the employment situation may cause consumer spending to remain weak. Given such factors, our hopes for a domestic recovery must be guarded.

In the United States, now that businesses have succeeded in reducing their inventories, they have been refraining from further cuts in their production levels, and in the period ahead the recovery is expected to continue. However, inasmuch as the recent downward adjustment in the economy was relatively minor, the coming upturn is likely to be undramatic as well.

In the EU, slower growth in employment may cause the momentum of the expansion in consumer spending to weaken, but improved export performance and lower inventory levels are likely to lead to an upturn in production; the overall outlook is for a recovery.

Looking around Asia, we find anemic domestic demand in some countries, making it unlikely that the economies of the region will recover in unison. Overall, however, the upturn in the U.S. economy has brightened the picture in this part of the world. China's accession to the World Trade Organization (WTO) may mean a stepping up of its moves to restructure domestic agriculture and state-owned enterprises, leading to increased joblessness; however, the pace of its economic expansion is likely to be maintained thanks to lively investment both from overseas and by the public sector.

At Sumitomo Corporation we will move ahead firmly with implementation of our Step Up Plan, aiming to achieve this plan's quantitative target of a consolidated risk-adjusted return[2] of at least 5% after taxes.

In concrete terms, we will work to expand our profit base by promoting the shift to superior assets through the allocation of management resources to those fields showing greater prospects for profitability and future growth based on our business portfolio strategy. As part of this

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

drive, we will be focusing on the expansion of the markets in China and in a number of Central European countries, such as Poland, the Czech Republic, and Hungary, and we will direct special efforts to business in these countries.

To further improve the efficiency of our operations, we will complete our round of corporate reorganization this July by replacing the current six-group setup of our Corporate Group with two groups, one office and one department so as to achieve enhanced functionality and productivity. And we will move ahead with the company-wide sharing and use of accounting, transaction and operating-results information through the full-fledged implementation of our Sigma 21 accounting and sales management system, which has been in partial operation since last August.

In order to achieve the further strengthening of our corporate constitution, we will promote comprehensive risk management on a company-wide basis. Our efforts in this area will include the establishment of a solid oversight system and the advance preparation of contingency measures to deal with the sudden emergence of risks. We will also continue with our ongoing program to secure thorough legal compliance.

With respect to corporate governance, recognizing the prime importance of enhancing the efficiency and soundness of our management and of providing transparency, we will strive to build a flexible and efficient management setup that fully considers global trends and changes in Japanese company law and that at the same time builds on the positive aspects of Japan's own management culture. As part of this drive, through the requisite procedures in this year's General Meeting of Shareholders, we will reduce the number of directors so as to invigorate the Board of Directors.

Through these efforts, we will work to further develop Sumitomo Corporation as a company that will continue to achieve prosperity and realize dreams for our shareholders and all our other stakeholders. At the same time we will strive to further increase our corporate value and conduct our activities in such a way as to earn our shareholders' support.

We sincerely request the ongoing support of all our shareholders.

General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

1. Summary of Consolidated Financial Statements

	131st year (1998)	132nd year (1999)	133rd year (2000)	134th year (2001)
Total trading transactions (millions of yen)	11,378,831	10,656,046	10,080,062	9,645,379
Gross trading profit (millions of yen)	472,858	474,674	488,400	487,274
Operating income (millions of yen)	17,744	58,503	88,853	88,368
Net income for the period (millions of yen)	-13,076	35,065	40,344	45,216
Net income per share (yen)	-12.28	32.94	37.91	42.49
Total assets (millions of yen)	5,389,356	4,904,644	4,950,079	4,852,554
Total shareholders' equity (millions of yen)	569,653	634,223	622,957	650,366
Shareholders' equity per share (yen)	535.15	595.83	585.33	611.14
Shareholders' equity ratio (%)	10.6	12.9	12.6	13.4
Number of consolidated subsidiaries	515	553	520	523
Number of other affiliated companies	217	214	207	197


Total trading transactions
trillions of yen
12.0
10.0
8.0
6.0
4.0
2.0
0.0
131st year
132nd year
133rd year
134th year


Gross trading profit
billions of yen
600.0
500.0
400.0
300.0
200.0
100.0
0.0
131st year
132nd year
133rd year
134th year


Operating income
billions of yen
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
131st year
132nd year
133rd year
134th year


Net income for the period
billions of yen
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
year
132nd year
133rd year
134th year

2. Condensed Operating Segment Information

(Unit: millions of yen)

	Metal Products	Transportation & Construction Systems	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Service
Year ended March 31, 2002							
Total trading transactions	915,232	1,280,539	1,701,871	464,752	427,071	1,203,170	907,885
Gross trading profit	36,602	78,459	30,643	41,946	25,534	30,059	81,925
Operating income	8,905	12,663	4,712	3,482	3,616	4,112	8,908
Net income	4,463	4,357	4,072	6,318	1,864	2,462	5,089
Assets	314,112	738,215	421,239	291,370	204,780	266,705	277,404
Year ended March 31, 2001							
Total trading transactions	826,850	1,284,680	1,647,780	524,741	499,762	1,288,561	956,457
Gross trading profit	35,662	72,977	26,466	49,588	28,957	30,089	77,919
Operating income	9,619	14,158	-548	9,150	7,061	4,311	6,605
Net income	3,279	2,631	-5,999	15,416	2,877	-7,071	3,014
Assets	331,974	660,452	440,089	361,320	225,049	252,091	269,348

(Unit: millions of yen)

	Materials & Real Estate	Financial & Logistics	Domestic offices and Subsidiaries	Overseas offices and Subsidiaries	Segment Total	Corporate & elimination	Consolidated
Year ended March 31, 2002							
Total trading transactions	613,214	105,064	1,706,893	1,001,664	10,327,355	-681,976	9,645,379
Gross trading profit	42,616	14,546	53,077	59,090	494,497	-7,223	487,274
Operating income	11,110	2,007	7,823	8,480	75,818	12,550	88,368
Net income	2,970	1,345	4,124	7,879	44,943	273	45,216
Assets	480,349	152,510	590,681	477,281	4,214,646	637,908	4,852,554
Year ended March 31, 2001							
Total trading transactions	592,810	115,063	1,999,740	1,082,555	10,818,999	-738,937	10,080,062
Gross trading profit	37,038	13,379	55,681	60,883	488,639	-239	488,400
Operating income	8,040	1,230	9,887	13,237	82,750	6,103	88,853
Net income	-3,719	1,257	2,594	5,996	20,275	20,069	40,344
Assets	524,826	114,497	706,008	482,888	4,368,542	581,537	4,950,079

(Note) Due to reorganization of business units in April 2001, segment classification has changed from this term. According to this change, prior year's figures are reclassified to conform with current classification.

3. Status of Important Subsidiaries, etc.

	Segment	Capital stock	Major lines of business
Asian Steel Company Ltd. (S)	Metal Products	S$34,602 thousand	Steel service center in Southeast Asia
Sumisho Metalex Corporation (S)	Metal Products	¥1,169 million	Sale of non-ferrous metals and their products
Sumisho Auto Leasing Corporation (S)	Transportation & Construction Systems	¥2,750 million	Leasing of automobiles and automobile-related goods
Sumisho Computer Systems Corporation (S)	Media, Electronics & Network	¥21,152 million	Software development and data processing service
Sumisho Electronics Co., Ltd. (S)	Media, Electronics & Network	¥1,782 million	Sale and lease of computers and related machinery
Jupiter Telecommunications Co., Ltd. (A)	Media, Electronics & Network	¥47,002 million	Cable TV multiple system operation
Cantex Inc. (S)	Chemical	US$15,000 thousand	Manufacture and sale of polyvinyl chloride pipes
LNG Japan Corporation (A)	Mineral Resources & Energy	¥8,002 million	Natural gas exploration, development, production, liquefaction, transport, sales, and other related business
Summit, Inc. (S)	Consumer Goods & Service	¥3,920 million	Supermarket
Sumisho & Mitsuibussan Kenzai Co., Ltd. (A)	Materials & Real Estate	¥2,500 million	Sales of various building materials, construction materials, etc., and construction work
Sumitomo Corporation of America (S)	Overseas offices and subsidiaries	US$411,000 thousand	Export, import and wholesale
Sumitomo Corporation Europe Holding Limited (S)	Overseas offices and subsidiaries	£86,153 thousand	Holding company of European subsidiaries

	Segment	Capital stock	Major lines of business
Sumitomo Corporation (Singapore) Pte. Ltd. (S)	Overseas offices and subsidiaries	S$47,000 thousand	Export, import and wholesale
Sumisho Lease Co., Ltd. (A)	Corporate	¥14,760 million	Lease

Note: (S) and (A) stand for subsidiaries and affiliated companies respectively.

N.B.: Amounts shown in "Summary of Consolidated Financial Statements" and "Condensed Operating Segment Information" are rounded to the nearest million.

General Condition of Non-consolidated Operating Results

1. Trend of Operating Results and Financial Status

	131st year (1998)	132nd year (1999)	133rd year (2000)	134th year (2001)
Sales (millions of yen)	10,460,696	9,660,105	9,001,281	8,370,858
Gross trading profit (millions of yen)	195,463	181,666	172,546	169,315
Operating profit (millions of yen)	17,577	15,941	15,477	17,635
Net income for the period (millions of yen)	-23,557	15,014	15,251	16,008
Net income per share (yen)	-22.13	14.10	14.32	15.04
Total assets (millions of yen)	3,582,279	3,186,655	3,279,108	3,263,427
Total shareholders' equity (millions of yen)	509,451	515,950	580,923	552,497
Shareholders' equity per share (yen)	478.59	484.70	545.74	519.15
Shareholder's equity ratio (%)	14.22	16.19	17.72	16.93

(1) Net income per share is calculated based on the average number of shares during the term, and shareholders' equity per share is calculated based on the total number of shares outstanding at the fiscal year-end. Starting in the 134th fiscal year, both net income per share and shareholders' equity per share are calculated after subtracting treasury stock from the total number of shares outstanding.

(2) The net loss in the 131st fiscal year can be attributed primarily to recording a 147.7 billion yen extraordinary loss in anticipation of losses expected to be incurred in the process of strengthening the Company's financial position by improving assets.

(3) With the application of accounting standards for financial instruments starting in the 133rd fiscal year, unrealized holding gains on securities available-for-sale are included in the calculation of shareholders' equity.

2. Sales by Operating Segment (millions of yen)

	133rd year (2000)	134th year (2001)	Increase/Decrease
Metal Products	806,159	826,724	20,565
Transportation & Construction Systems	1,229,744	1,240,926	11,182
Machinery & Electric	1,579,705	1,644,047	64,342
Media, Electronics & Network	318,126	189,150	-128,976
Chemical	435,710	366,428	-69,282
Mineral Resources & Energy	1,304,157	1,170,548	-133,609
Consumer Goods & Service	725,653	660,126	-65,527
Materials & Real Estate	533,160	532,003	-1,157
Financial & Logistics	90,341	73,703	-16,638
Domestic & overseas offices and others	1,978,526	1,667,203	-311,323
Total	9,001,281	8,370,858	-630,422

3. Status of Fund Raising

With respect to fund raising, in addition to using means such as long-term and short-term borrowing and the issuance of commercial paper, the Company has been issuing unsecured debentures, as follows:

April 2001	Twelfth series unsecured debentures; 10 billion yen: due April 2013, floating interest rate [note 1].
June 2001	Thirteenth series unsecured debentures; 10 billion yen: due June 2013, fixed and floating interest rate [note 2].
June 2001	Fourteenth series unsecured debentures; 10 billion yen: due June 2013 [note 3], fixed interest rate [note 4].
September 2001	Fifteenth series unsecured debentures; 10 billion yen: due March 2014, fixed and floating interest rate [note 5].

Notes: 1. 10-year swap rate - 2-year swap rate + 0.63%

2. June 2001-June 2006: fixed interest 1.50% p.a.
   June 2006 onward: floating interest 20-year swap rate - 2-year swap rate + 0.20%
3. Repayment before maturity possible in June 2007 at par value
4. June 2001-June 2007: fixed interest 1.14% p.a.
   June 2007-June 2013: fixed interest 2.00% p.a.
5. September 2001-September 2004: fixed interest 1.50% p.a.
   September 2004 onward: floating interest 20-year swap rate - 2-year swap rate + 0.50%

II. General Condition of the Company (as of March 31, 2002)

Major Lines of Business

The Company engages in many-sided business activities across a wide range of fields, including not only domestic and foreign trade (including offshore trade) in metals, machinery, chemical/fuel, food/foodstuffs, textiles, general products, and other commodities of all types, but also construction business, real estate business, business related to the information and communication industry, retail business, service-related business in logistics, insurance, finance, lease, etc.

Status of Operating Locations

1. Domestic

The Company, within the country, commits itself aggressively to business activities, consisting of a head office in Tokyo, and 3 regional business units (Kansai, Chubu, Kyushu/Okinawa), 4 regional main offices (including Kobe office in the Kansai Regional Business Unit) and 18 branch offices (including 15 offices in the regional business units) all over the country.

The regional business units, offices, and branch offices of the Company are, by region, as follows:

Region	Name (location)
Hokkaido	Hokkaido Office (Sapporo)
Tohoku	Tohoku Office (Sendai)
Kanto	Ibaraki Branch Office (Kashima) and Yokohama Branch Office
Chubu	Chubu Regional Business Unit (Nagoya) Hokuriku Branch Office (Toyama), Shizuoka Branch Office, Hamamatsu Branch Office and Kanazawa Branch Office
Kansai (Kinki/Shikoku)	Kansai Regional Business Unit (Osaka) Kobe Office, Kyoto Branch Office, Wakayama Branch Office, Okayama Branch Office, Himeji Branch Office, Shikoku Branch Office (Takamatsu) and Niihama Branch Office
Chugoku	Chugoku Office (Hiroshima) and Ube Branch Office
Kyusyu/Okinawa	Kyusyu Okinawa Regional Business Unit (Fukuoka) Kita-kyusyu Branch Office, Nagasaki Branch Office, Kumamoto Branch Office, Minami-kyusyu Branch Office (Kagoshima) and Okinawa Branch Office (Naha)

Note: In addition to the above, there are 6 sub-branch offices, and there are 4 principal and branch offices of the Company's domestic incorporated subsidiary, Sumitomo Corporation Hokkaido Co., Ltd.

2. Overseas

The Company, overseas, commits itself aggressively to business activities, making use of its network of overseas operating locations, that consist not only of 3 branch offices and 66 representative offices, but also of 84 offices of 41 overseas locally-incorporated subsidiaries, including Sumitomo Corporation of America, Sumitomo Corporation Europe Holding Limited, etc.

The details of Branch Offices, Representative Offices and Locally-incorporated subsidiaries are as follows:

	Status of offices	Number of offices and subsidiaries
Asia	Branch Offices and Representative Offices	25 offices, including Peking, Kuala Lumpur*, Ho Chi Minh City, etc.
	Locally-incorporated Subsidiaries	15 subsidiaries, that have 23 offices, including Sumitomo Corporation India Private Limited, PT. Sumitomo Indonesia, Sumitomo Corporation (Singapore) Pte. Ltd., etc.
Europe	Branch Offices and Representative Offices	12 offices, including Moscow, Kiev, Almaty, etc.
	Locally-incorporated Subsidiaries	9 subsidiaries, that have 20 offices, including Sumitomo Corporation Europe Holding Limited, Sumitomo Corporation Europe Plc, Sumitomo Deutschland GmbH, etc.
North America	Branch Offices and Representative Offices	nil
	Locally-incorporated Subsidiaries	Sumitomo Corporation of America and Sumitomo Canada Limited, that have 17 offices.

	Status of offices	Number of offices and subsidiaries
Central and South America	Branch Offices and Representative Offices	4 offices, including Managua, Guatemala, San Salvador, etc.
	Locally-incorporated Subsidiaries	10 subsidiaries, that have 14 offices, including Sumitomo Corporation do Brazil S.A., Sumitomo Corporation de Mexico S.A. de C.V., Sumitomo Corporation Colombia S.A., etc.
Middle East and Africa	Branch Offices and Representative Offices	28 offices, including Johannesburg*, Cairo, Riyadh, etc.
	Locally-incorporated Subsidiaries	Sumitomo Corporation Dis Tiscaret A.S., Sumitomo Corporation Iran, Ltd. and Sumitomo Corporation (Middle East) E.C., that have 4 offices.
Oceania	Branch Offices and Representative Offices	nil
	Locally-incorporated Subsidiaries	Sumitomo Australia Limited and Sumitomo Corporation (New Zealand) Limited, that have 6 offices.
Subtotal	Branch Offices and Representative Offices	69 offices, that are composed of 3 branch offices and 66 representative offices.
	Locally-incorporated Subsidiaries	41 subsidiaries, that have 84 offices.
Total	153 places	

Note: The Company's Branch Offices are indicated by an asterisk (*).

Status of the Stock

1. Number of shares authorized for issuance 2,000,000,000 shares

2. Number of issued shares 1,064,608,547 shares

Notes: 1. No shares were issued upon the conversion of convertible debentures during the fiscal year.

2. The number of shares that would be issued if all convertible debentures that were unconverted as of the end of the fiscal year were converted is approximately 29 million shares.

3. In connection with a simple share exchange for the purpose of making Sumisho Plaschem Co., Ltd. a wholly owned subsidiary of the Company, the Company issued 145,885 common shares on October 2, 2001.

3. Number of shareholders 41,553 persons

4. Major Shareholders

Name of Shareholder	Ownership of shares of the Company		The Company's investment position in the major shareholder	
	Number of shares (in thousands of shares)	(Shareholder's voting ratio)	Number of shares (in thousands of shares)	(Shareholder's voting ratio)
Sumitomo Life Insurance Co.	51,853	(4.90%)	nil	(nil)
Sumitomo Mitsui Banking Corporation	40,208	(3.80%)	52,008	(0.92%)
Japan Trustee Services Bank, Ltd.	39,617	(3.75%)	nil	(nil)
The Bank of Tokyo-Mitsubishi, Ltd.	39,020	(3.69%)	nil	(nil)
Mitsui Sumitomo Insurance Co., Ltd.	39,010	(3.69%)	26,413	(1.83%)
The Sumitomo Trust & Banking Co., Ltd.	33,165	(3.14%)	6,533	(0.45%)
NEC Corporation	29,316	(2.77%)	24,093	(1.47%)
The Mitsubishi Trust and Banking Corporation	25,634	(2.42%)	nil	(nil)
UFJ Trust Bank Limited	21,116	(2.00%)	nil	(nil)
The Dai-Ichi Mutual Life Insurance Co.	20,829	(1.97%)	nil	(nil)

Notes: 1. Japan Trustee Services Bank, Ltd. has been re-entrusted with shares entrusted to The Sumitomo Trust & Banking Co., Ltd. and The Daiwa Trust & Banking Co., Ltd. as trust property and serves as the record owner of such shares.

2. The Company's investment position in Mitsubishi Tokyo Financial Group, Inc. (of which The Bank of Tokyo-Mitsubishi, Ltd. is a wholly-owned subsidiary) is 27 thousand shares or 0.50%.

3. The Company's investment position in NEC Corporation includes 23,299 thousand shares in a trust established by the Company for the purpose of paying retirement allowances, as to which shares the Company reserves the right to direct the exercise of voting rights.

5. Acquisition, Disposition etc., and Holding of the Company's Own Shares

Acquired during fiscal year

i) Acquisition for transfer to Directors of the Company and to Corporate Officers under the Company's qualification system

Number and type of shares	166 thousand par-value ordinary shares
Total acquisition price	140 million yen

ii) Acquisition through the purchase of fractional unit shares

Number and type of shares	134 thousand par-value ordinary shares
Total acquisition price	99 million yen

Disposed of during fiscal year

Number and type of shares	70 thousand par-value ordinary shares
Total disposition price	57 million yen

Held as of end of fiscal year

Number and type of shares	387 thousand par-value ordinary shares

Note: Fractional unit shares include odd-lot shares under the old unit share system.

6. Status of Convertible Debentures

Third series unsecured convertible debentures

Interest rate	1.5%
Conversion price as of March 31, 2002	¥1,237.3
Amount of convertible debentures converted during the fiscal year	nil
Amount of convertible debentures as of March 31, 2002	¥35,702 million
Converted rate as of March 31, 2002	28.60%

Note: The outstanding amount of the second series unsecured convertible debentures, which was 3,053 million yen, was redeemed on its due date, March 29, 2002.

Major Lenders

Name of Lender	Loans payable (in millions of yen)	Ownership of shares of the Company by the Lender: Number of shares (in thousands of shares)	Shareholder's voting ratio (%)
Sumitomo Life Insurance Co.	150,000	51,853	4.90
Sumitomo Mitsui Banking Corporation	112,954	40,208	3.80
Nippon Life Insurance Co.	102,500	12,098	1.14
Yasuda Mutual Life Insurance Co.	90,000	1,185	0.11
The Bank of Tokyo-Mitsubishi, Ltd.	86,533	39,020	3.69
The Meiji Mutual Life Insurance Co.	67,500	9,000	0.85
The Sumitomo Trust & Banking Co., Ltd.	63,967	33,165	3.14
Development Bank of Japan	72,884	nil	nil
Japan Bank for International Cooperation	69,871	nil	nil
The Norinchukin Bank	60,000	nil	nil

Note: As regards loans from Sumitomo Mitsui Banking Corporation, the Company has consented, at the request of this lender, to the transfer of such loans.

Status of Work Force

1. Number of employees: 4,829 (213 decrease compared with the end of the prior fiscal year)

Note: In addition to the above, the number of employees employed by the overseas branch and representative offices of the Company and by overseas locally-incorporated subsidiaries is, respectively, 647 and 1,878, and total number is 2,525.

2. Average age: 39 years 2 months

3. Average years of service: 16 years 3 months

Directors and Corporate Auditors

Name	Position and area of responsibility in the Company, or major occupation
Kenji Miyahara	Chairman of the Board of Directors*
Motoyuki Oka	President and CEO*
Takashi Nomura	Executive Vice President* (Responsible for the Internal Auditing, the Legal, the Personnel & General Affairs, the Planning & Coordination, the Finance & Accounting and the Risk Management Groups)
Fumio Wada	Executive Vice President* (General Manager of the Consumer Goods & Service and the Materials & Real Estate Business Units)
Keitaro Yokohata	Executive Vice President* (General Manager of the Transportation & Construction Systems and the Media, Electronics & Network Business Units)
Shigemi Hiranuma	Executive Vice President* (General Manager of the Metal Products Business Unit)
Naoki Kuroda	Executive Vice President* (General Manager of the Mineral Resources & Energy Business Unit)
Masabumi Kimura	Senior Managing Director* (General Manager of the Kansai Regional Business Unit)
Muneo Shigematsu	Senior Managing Director* (General Manager of the Financial & Logistics Business Unit)
Atsushi Nishijo	Senior Managing Director (General Manager for the Americas and Director & President of Sumitomo Corporation of America)
Kosaburo Morinaka	Senior Managing Director* (General Manager of the Machinery & Electric Business Unit)
Hironori Kato	Senior Managing Director* (General Manager of the Chemical Business Unit)
Tsunehiro Ichiki	Managing Director* (Assistant General Manager of the Mineral Resources & Energy Business Unit)

Hideki Yamane	Managing Director (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd.)
Kenichi Nagasawa	Managing Director* (General Manager of the Chubu Regional Business Unit)
Koji Nakajima	Managing Director* (Assistant General Manager of the Consumer Goods & Service Business Unit, General Manager of the Textile Division and Assistant General Manager of the Kansai Regional Business Unit)
Yuji Tamura	Managing Director* (Assistant General Manager of the Media, Electronics & Network Business Unit and General Manager of the Media Division)
Takaaki Shibata	Managing Director (General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc)
Shuji Hirose	Managing Director* (Deputy General Manager of the Transportation & Construction Systems Business Unit)
Shigeki Sato	Director (General Manager of the Risk Management Group)
Kenzo Okubo	Director (General Manager of the Iron & Steel Division No.2)
Tadahiko Mizukami	Director (General Manager of the Logistics & Insurance Division)
Shizuka Tamura	Director (General Manager of the Life Science Division)
Masaomi Bando	Director (General Manager of the Construction & Real Estate Division and the General Construction Development & Coordination Department)
Noriaki Shimazaki	Director (Senior Assistant to Executive Vice President Responsible for the Planning & Coordination Group and General Manager of the Finance & Accounting Group)
Nobuhide Nakaido	Director (General Manager of the Network Division and Responsible for the e-Business Department)
Takehiro Yamanaka	Director (General Manager of the Tubular Products Division)

Katsuichi Kobayashi	Director (General Manager of the Motor Vehicles Business Division)
Sakuo Namba	Director (Director & Executive Vice President, C.F.O. and C.A.O. of Sumitomo Corporation of America)
Susumu Kato	Director (General Manager of the Personnel & General Affairs and the Planning & Coordination Groups)
Hiroo Kimura	Director (General Manager of the Financial Service Division)
Michio Ogimura	Director (General Manager of the Power Project Division)
Takehiko Yonezu	Standing Corporate Auditor (Full-Time)
Isao Yamamoto	Standing Corporate Auditor** (Full-Time)
Hiroshi Maeda	Corporate Auditor** (Lawyer)
Itsuo Sonobe	Corporate Auditor** (Lawyer)

Notes: 1. Representative Directors are indicated by an asterisk (*).

2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by two asterisks (**).

Persons who retired as of June 22, 2001:

Kunihiro Ashida	(Executive Vice President)
Tetsu Kiriishi	(Director)
Minoru Imai	(Director)

As of April 1, 2002, the position and area of responsibility of Directors in the Company was changed. "Position and area of responsibility in the Company, or major occupation" of the Directors and Corporate Auditors as of April 1, 2002 is as set forth in the following pages.

Directors and Corporate Auditors (As of April 1, 2002)

Name	Position and area of responsibility in the Company, or major occupation
Kenji Miyahara	Chairman of the Board of Directors*
Motoyuki Oka	President and CEO*
Takashi Nomura	Executive Vice President* (Responsible for the Internal Auditing, the Legal, the Personnel & General Affairs, the Planning & Coordination, the Finance & Accounting and the Risk Management Groups)
Fumio Wada	Executive Vice President* (Assistant to President and CEO)
Keitaro Yokohata	Executive Vice President* (Assistant to President and CEO)
Shigemi Hiranuma	Executive Vice President* (General Manager of the Metal Products Business Unit)
Naoki Kuroda	Executive Vice President* (General Manager of the Mineral Resources & Energy Business Unit)
Atsushi Nishijo	Executive Vice President (General Manager for the Americas and Director & President of Sumitomo Corporation of America)
Kosaburo Morinaka	Executive Vice President* (General Manager of the Machinery & Electric Business Unit)
Masabumi Kimura	Senior Managing Director* (General Manager of the Kansai Regional Business Unit)
Muneo Shigematsu	Senior Managing Director* (Assistant to President and CEO)
Hironori Kato	Senior Managing Director* (General Manager of the Chemical and the Materials & Real Estate Business Units)
Hideki Yamane	Senior Managing Director (General Manager for China and Director & President of Sumitomo Corporation (China) Holding Ltd.)
Kenichi Nagasawa	Senior Managing Director* (General Manager of the Consumer Goods & Service Business Unit)

Tsunehiro Ichiki	Managing Director* (Assistant to President and CEO)
Koji Nakajima	Managing Director* (Deputy General Manager of the Kansai Regional Business Unit and General Manager of the Textile Division)
Yuji Tamura	Managing Director* (General Manager of the Media, Electronics & Network Business Unit)
Takaaki Shibata	Managing Director (General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc)
Shuji Hirose	Managing Director* (General Manager of the Transportation & Construction Systems Business Unit)
Kenzo Okubo	Managing Director* (Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2)
Tadahiko Mizukami	Managing Director* (General Manager of the Financial & Logistics Business Unit)
Shizuka Tamura	Managing Director* (Assistant General Manager of the Chemical Business Unit and General Manager of the Life Science Division)
Masaomi Bando	Managing Director* (Assistant General Manager of the Materials & Real Estate Business Unit, and General Manager of the Construction & Real Estate Division and the General Construction Development & Coordination Department)
Noriaki Shimazaki	Managing Director* (Senior Assistant to Executive Vice President Responsible for the Planning & Coordination Group and General Manager of the Finance & Accounting Group)
Nobuhide Nakaido	Managing Director* (Assistant General Manager of the Media, Electronics & Network Business Unit, General Manager of the Network Division and Responsible for the e-Business Department)
Shigeki Sato	Director (Assistant to President and CEO)
Takehiro Yamanaka	Director (General Manager of the Tubular Products Division)

Katsuichi Kobayashi	Director (General Manager of the Chubu Regional Business Unit)
Sakuo Namba	Director (Deputy General Manager of the Finance & Accounting Group)
Susumu Kato	Director (General Manager of the Personnel & General Affairs and the Planning & Coordination Groups)
Hiroo Kimura	Director (Assistant to President and CEO)
Michio Ogimura	Director (General Manager of the Machinery & Electric Systems and the Power Project Divisions)
Takehiko Yonezu	Standing Corporate Auditor (Full-Time)
Isao Yamamoto	Standing Corporate Auditor** (Full-Time)
Hiroshi Maeda	Corporate Auditor** (Lawyer)
Itsuo Sonobe	Corporate Auditor** (Lawyer)

Notes: 1. Representative Directors are indicated by an asterisk (*).

2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by two asterisks (**).

After the Ordinary General Meeting of Shareholders, as of July 1, 2002, the area of responsibility of direction in the Company will be changed as follows:

Noriaki Shimazaki	(Responsible for the Internal Auditing Department, the Human Resources Development & Information Management and the Financial Resources Management Groups, and General Manager of the Human Resources Development & Information Management Group)
Susumu Kato	(General Manager of the Corporate Planning & Coordination Office)

N.B.: Entries expressed in units of millions of yen or thousands of shares have been rounded down by disregarding amounts less than a million yen or a thousand shares, as the case may be (except for "Summary of Consolidated Financial Statements" and "Condensed Operating Segment Information").

Sumitomo Corporation

Balance Sheets (Non-consolidated basis)

(Unit: millions of yen)

Assets	March 31, 2002	March 31, 2001
Current assets	**1,733,706**	**1,704,878**
Cash and deposits	171,903	112,734
Notes receivable, trade	140,275	178,522
Accounts receivable, trade	816,596	903,472
Marketable securities	10	40
Treasury stock	-	1
Merchandise	104,929	109,467
Real estate held for development and resale	77,764	81,737
Advances to suppliers	105,801	122,042
Prepaid expenses	32,179	16,206
Short-term loans receivable	203,185	129,561
Deferred tax assets	20,263	19,698
Other current assets	68,398	56,072
Allowance for doubtful receivables	-7,600	-24,679
Fixed assets	**1,529,720**	**1,574,229**
Tangible fixed assets, at cost less accumulated depreciation	264,399	254,042
Buildings	123,061	125,640
Other structures	3,033	3,231
Machinery and equipment	1,483	1,655
Vehicles and transportation equipment	427	391
Furniture and fixtures	3,252	3,260
Land	127,841	113,757
Construction in progress	5,298	6,104
Intangible fixed assets	37,750	32,218
Leaseholds and other	37,750	32,218
Investments and other assets	1,227,570	1,287,968
Investment securities	549,050	654,037
Investment securities in subsidiaries	271,717	256,858
Other equities	14,478	12,864
Other equities of subsidiaries	9,385	10,029
Long-term loans receivable	248,228	238,776
Long-term trade receivables, over due	67,897	60,098
Long-term prepaid expenses	56,682	32,569
Deposits with insurance company	45,049	44,435
Deferred tax assets	24,207	1,993
Treasury stock	-	181
Other investments and assets	63,983	63,800
Allowance for doubtful receivables	-123,110	-87,676
Total	**3,263,427**	**3,279,108**

Liabilities and shareholders' equity	March 31, 2002	March 31, 2001
Current liabilities	**1,383,396**	**1,505,018**
Notes payable, trade	115,396	140,258
Accounts payable, trade	494,065	582,793
Short-term loans	242,778	242,793
Commercial paper	381,000	366,000
Accrued expenses	14,575	18,832
Advances from customers	94,396	96,285
Deposits received	15,079	18,107
Deferred income	13,573	16,941
Other current liabilities	12,531	23,006
Long-term liabilities	**1,327,532**	**1,193,166**
Long-term loans	1,036,895	954,112
Bonds and notes	214,378	171,966
Convertible bonds	35,702	38,755
Other long-term liabilities	40,556	28,332
Total liabilities	**2,710,929**	**2,698,184**
Common stock	**169,438**	**169,431**
Capital and legal reserves	183,716	183,252
Additional paid-in capital	166,029	166,017
Legal reserve	17,686	17,235
Retained earnings	**176,796**	**170,002**
Reserve for losses on invetment	3,344	5,439
Deferred gains on sales of fixed assets	44,000	43,123
General reserve	105,022	99,022
Unappropriated retained earnings	24,428	22,416
(Net income for the year, included in above)	(16,008)	(15,251)
Net unrealized holding gains	**22,913**	**58,236**
Net unrealized holding gains on securities available-for-sale	22,913	58,236
Treasury stock	**-366**	**-**
Total shareholders' equity	**552,497**	**580,923**
Total	**3,263,427**	**3,279,108**

Important accounting principles

(1) Valuation method of securities

Trading securities	: stated at fair value (The cost of securities sold determined based on average cost of all shares of such security held at the time of sale)
Held to maturity securities	: stated at amortized cost (straight line)
Other securities	
- Marketable securities	: stated at fair value (unrealized holding gains and losses excluded from earnings and reported in a separate component of shareholders equity. The cost of securities sold determined based on the average cost of all shares of such security held at the time of sale)
- Non-marketable securities	: stated at average cost
Investment securities in subidiaries and associated companies	: stated at average cost
Treasury stock	: stated at average cost

(2) Valuation method of inventories

Inventories are stated at the lower of cost or market based on the monthly moving average method.

(3) Depreciation method of tangible fixed assets

Depreciation is principally computed by the declining-balance method.
Assets cost over 10 billions of yen (excluding accessory equipment) are depreciated based on the straight-line method.
Buildings acquired on and after April 1, 1998 are depreciated based on the straight-line method.

(4) Allowance and provisions

Allowance for doubtful receivables

The allowance for doubtful accounts are provided in an amount sufficient to cover possible losses on collection by estimating uncollectable amounts individually and applying a percentage based on collection experience to the remaining accounts.

Accrued pension and severance liabilities

Accrued pension and severance liabilities is to be recognized based upon estimated benefit obligation and fair value of plan assets for postretirement benefit.
Since fair value of plan assets for postretirement benefit exceeds benefit obligation, no accrued pension and severance liabilities was recognized as of March 31, 2002.
Unrecognized actuarial loss is recognized over average remaining service period of 12 years. (straight line)

(5) Consumption tax

Consumption tax is accounted for by segregated method under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

Notes to balance sheets

(1)	Monetary receivables and payables to subsidiaries	
	short-term monetary receivables	339,579 millions of yen
	short-term monetary payables	57,399 millions of yen
	long-term monetary receivables	139,337 millions of yen
	long-term monetary payables	3,396 millions of yen
(2)	Accumulated depreciation of tangible fixed assets	53,698 millions of yen
(3)	Collateral assets	110,270 millions of yen
(4)	Contingent liabilities for guarantees	530,179 millions of yen
	(Including keep-well agreement on subsidiaries' financing arrangements	112,231 millions of yen)
(5)	Notes discounted	36,186 millions of yen
	Notes endorsed	12 millions of yen
(6)	Assets and liabilities denominated in foreign currencies	
	Accounts receivable, trade	134,571 millions of yen (US$ 1,017,248 thousand and others)
	Investment securities and investment securities in subsidiaries	327,967 millions of yen (US$ 1,208,524 thousand and others)
	Notes and accounts payable, trade	65,262 millions of yen (US$ 476,086 thousand and others)
	Long-term loans	49,039 millions of yen (US$ 410,156 thousand and others)
(7)	Net income per share - basic	15.04 yen

(8) The commercial code of Japan imposes certain limitation on the amount of retained earnings available for dividend. The following is deducted from net assets available for dividends.

Net unrealized holding gains	22,913 millions of yen

Sumitomo Corporation

Statements of Income (Non-consolidated basis)

(Unit : millions of yen)

	Years ended March 31			
	2002		2001	
Operating income/expenses				
Sales		8,370,858		9,001,281
Cost of sales	8,201,542		8,828,734	
Gross trading profit		169,315		172,546
Selling, general and administrative expenses	151,680		157,069	
Operating profit		17,635		15,477
Non-operating income/expenses				
Non-operating income		65,059		73,716
Interest income		19,834		28,073
Dividend income		23,868		32,263
Other non-operating income		21,356		13,379
Non-operating expenses	31,652		41,034	
Interest expenses	16,381		23,086	
Interest expenses on commercial paper	288		1,927	
Other non-operating expenses	14,983		16,020	
Ordinary income		51,043		48,159
Extraordinary gains		67,500		93,065
Gains on sales of fixed assets		16,004		3,168
Gains on sales of investment securities		13,119		24,855
Gains on securities transferred to pension fund		14,988		35,039
Received compensation for loss on copper trading		17,707		30,001
Reversal for doubtful receivables and others in specific countries		5,681		-
Extraordinary losses	97,185		124,222	
Losses on sales of fixed assets	2,632		1,594	
Losses on sales of investment securities	3,822		1,842	
Valuation losses on investment securities	51,966		14,084	
Provision for bad debts reserve of affiliates and others	32,569		43,834	
Expenses for settlement related to copper trading	6,195		10,876	
Provision for doubtful receivables and others in specific countries	-		26,339	
Full amortization of unrecognized net transition obligation of the pension	-		19,488	
Valuation losses on real estate held for development and resale	-		6,163	
Net income before income taxes		21,358		17,001
Income taxes	2,550		1,200	
Income taxes-deferred	2,800		550	
Net income		16,008		15,251
Retained earnings, beginning of period		12,677		11,847
Interim dividends paid	4,256		4,257	
Legal reserve	-		425	
Unappropriated retained earnings, end of period		24,428		22,416

(Notes)

Operating transactions to subsidiaries	Sales	912,254 millions of yen
	Purchases	1,009,408 millions of yen
Transactions except for operating transactions to subsidiaries		30,527 millions of yen

Sumitomo Corporation

Proposal for Appropriation of Retained Earnings

(Unit : yen)

	Year ended March 31, 2002
(Unappropriated retained earnings, end of year)	
Unappropriated retained earnings, end of year	24,428,759,296
Reversal of reserve for losses on investments	75,231,169
Reversal of deferred gains on sales of fixed assets	961,112,743
Total	25,465,103,208
(Appropriation)	
Cash dividends	4,256,883,600
(Cash dividends per share............yen)	(4.00)
Bonuses to directors	226,000,000
Reserve for losses on investments	51,209,511
Deferred gains on sales of fixed assets	6,414,296,571
Unappropriated retaiend earnings after appropriation	14,516,713,526

(Note) The company paid out the interim dividend of ¥4,256,553,540 (¥4.0 per share) on December 10, 2001.

AUDIT REPORT BY THE ACCOUNTING AUDITOR (conformed copy)

AUDIT REPORT

May 15, 2002

To: Mr. Motoyuki Oka
President and CEO
Sumitomo Corporation

Asahi & Co.
Seijiro Noguchi, c.p.a. (seal)
Representative and
Engagement Partner
Kenji Itoh, c.p.a. (seal)
Representative and
Engagement Partner
Yoshiki Shirakawa, c.p.a. (seal)
Engagement Partner

Pursuant to Article 2 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)," we have examined the balance sheets, the statements of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings for the 134th fiscal year (April 1, 2001 through March 31, 2002) of Sumitomo Corporation and the supplementary statements (with respect to accounting matters only). The accounting matters included in the business report and the supplementary statements referred to above are based on the Company's books of account.
Our examination was made in accordance with generally accepted auditing standards and was performed based on such auditing procedures as normally required, which include such auditing procedures applied to subsidiaries as considered necessary.

As a result of the audit, our opinion is as follows.

(1) We consider that the balance sheets and the statements of income comply with the applicable laws and regulations and with the Articles of Incorporation of the Company and present fairly the Company's financial status and the results of operations.

(2) We consider that the business report (with respect to accounting matters only) complies with the applicable laws and regulations and with the Articles of Incorporation of the Company and presents fairly the status of the Company.

(3) We consider that the proposed appropriation of retained earnings conforms to the applicable laws and regulations and to the Articles of Incorporation of the Company.

(4) As to the supplementary statements (with respect to accounting matters only), there are no

matters that require comment under the Commercial Code.

Our firm and the Engagement Partners do not have any interest in the Company for which disclosure is required under the Certified Public Accountants Law.

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (conformed copy)

AUDIT REPORT

Having received the report from each Corporate Auditor on the method and results of the audit toward the Directors' performance of their duties during the 134th fiscal year (April 1, 2001 through March 31, 2002), we, the Board of Corporate Auditors, made this Audit Report with due deliberation and report as follows.

1. Outline of the Auditing Methods

(1) According to the policy of the audit formulated by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and other important meetings, received business reports from Directors and others, inspected important documents and investigated the operating and financial status at the major operating facilities, in addition to investigating the aforementioned status of subsidiaries as necessary.

(2) We received from the Accounting Auditor a report and explanation concerning its audit, attended its audit from time to time, and carefully studied the financial documents and the supplementary statements.

(3) We carried on, as necessary, such pertinent investigations that in regard to transactions in which a Director may have had a conflicting competitive or personal interest, we investigated whether and how the matter had been referred to the Board of Directors, and we requested particularly detailed reports from the Directors; in regard to the provision of gratuitous benefits by the Company and the acquisition or disposition etc. of the Company's own shares, we inspected relevant documents and investigated in detail based on the accounting records; and, in regard to non-customary transactions with subsidiaries or shareholders, we studied transaction records in detail and received reports from subsidiaries, etc.

2. Results of Our Inspection

(1) We consider that the method and results of the audit performed by Asahi & Co., the Accounting Auditor, are proper.

(2) We consider that the business report (excepting accounting matters) complies with the applicable laws and regulations and with the Articles of Incorporation of the Company and presents fairly the status of the Company.

(3) We consider that the proposed appropriations of retained earnings are proper and that there is no matter that requires comment, in the light of the Company's financial status and other circumstances.

(4) We consider that the supplementary statements (excepting accounting matters) present fairly the matters that should be presented and that there is no matter that requires comment.

(5) We do not consider that there were any unfair acts or any serious instances of violation of the applicable laws and regulations or of the Articles of Incorporation of the Company concerning the Directors' performance of their duties including those relating to subsidiaries. Further, we consider that there were no violations of Director's duties, in regard to transactions in which a Director may have had conflicting competitive or personal interest, the provision of gratuitous benefits by the Company, non-customary transactions with subsidiaries or shareholders, and the acquisition or disposition of the Company's own shares.

May 16, 2002

The Board of Corporate Auditors
Sumitomo Corporation
Takehiko Yonezu (seal)
Standing Corporate Auditor
(Full-Time)
Isao Yamamoto (seal)
Standing Corporate Auditor
(Full-Time)
Hiroshi Maeda (seal)
Corporate Auditor
Itsuo Sonobe (seal)
Corporate Auditor

Note: Isao Yamamoto, Hiroshi Maeda and Itsuo Sonobe are the outside Corporate Auditors stipulated by Article 18, Section 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)."

(Reference Materials)

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

Assets	March 31, 2002	March 31, 2001
Current assets:		
Cash and cash equivalents	276,726	251,532
Time deposits	7,870	5,194
Marketable securities	5,567	14,877
Receivables-trade		
Notes and loans	289,416	396,661
Accounts	1,072,464	1,174,220
Associated companies	162,454	195,120
Allowance for doubtful receivables	-10,683	-11,600
Inventories	406,615	418,585
Deferred income taxes	24,203	23,697
Advance payments to suppliers	46,533	61,072
Other current assets	133,970	97,232
Total current assets	2,415,135	2,626,590
Investments and long-term receivables:		
Investments in and advances to associated companies	285,418	242,516
Other investments	583,276	704,039
Long-term receivable	680,365	648,156
Allowance for doubtful receivables	-83,122	-95,957
Total investments and long-term receivables	1,465,937	1,498,754
Property and equipment, at cost less accumulated depreciation	776,346	705,344
Other assets	195,136	119,391
Total	4,852,554	4,950,079

Liabilities and shareholders' equity	March 31, 2002	March 31, 2001
Current liabilities:		
Short-term debt	773,829	820,534
Current maturities of long-term debt	356,527	285,764
Payables-trade		
Notes and acceptances	166,565	233,473
Accounts	672,954	824,005
Associated companies	25,361	51,107
Accrued income taxes	9,840	8,701
Other accrued expenses	37,456	45,473
Advances from customers	64,831	71,462
Other current liabilities	113,254	112,321
Total current liabilities	2,220,617	2,452,840
Long-term debt, less current maturities	1,883,581	1,772,856
Accrued pension and severance liabilities	8,544	8,113
Deferred income taxes	14,561	24,358
Minority interests	74,885	68,955
Shareholders' equity:		
Common stock	169,439	169,432
Additional paid-in capital	189,548	189,536
Retained earnings		
Appropriated for legal reserve	17,686	17,235
Unappropriated	297,927	261,675
Accumulated other comprehensive income		
Net unrealized holding gains (losses) on securities available-for-sale	23,858	58,020
Foreign currency translation adjustments	-46,775	-72,748
Net unrealized gains and losses on derivatives	-941	-
Treasury stock, at cost	-376	-193
Total shareholders' equity	650,366	622,957
Total	4,852,554	4,950,079

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Consolidated Statements of Income

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Years ended March 31	
	2002	2001
Total trading transactions	9,645,379	10,080,062
Gross trading profit	487,274	488,400
Selling, general and administrative expenses	-400,839	-390,578
Reversal (provision) for doubtful receivables	1,933	-8,969
Operating income	88,368	88,853
Other income (expenses):	-5,360	-2,404
Interest expense (net of interest income)	-13,752	-18,010
Dividends	6,653	5,979
Gain (loss) on marketable securities and investments, net	-22,628	37,289
Gain on securities transferred to pension fund	14,988	35,040
Gain on sale of property and equipment, net	2,798	1,035
Settelement received/(paid) on copper trading litigation, net	11,512	19,125
Loss on termination and restructuring of projects	-7,650	-44,294
Reversal (provision) for doubtful receivables and others in specific countries	12,289	-22,975
Impairment loss of long-lived assets	-	-7,753
Other, net	-9,570	-7,840
Income before income taxes and equity in earnings (losses) of associated companies	83,008	86,449
Income taxes	-32,774	-34,479
Income before equity in earnings (losses) of associated companies	50,234	51,970
Minority interests in earnings (losses) of subsidiaries, net (after income tax effect)	-5,227	-5,174
Equity in earnings (losses) of associated companies, net (after income tax effect)	209	-6,452
Net income	45,216	40,344

(Note) For the FY2001, Minority interests in earnings (losses) of subsidiaries is excluded from Income before income taxes and equity in earnings (losses) of associated companies. The figures for the FY2000 are reclassified accordingly.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Statements of Consolidated Cash Flows

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Years ended March 31	
	2002	2001
Operating activities		
Net income	45,216	40,344
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	65,624	57,424
Equity in earnings (losses) of associated companies, net	-209	6,452
Gain (loss) on marketable securities and investments, net	22,628	-37,289
Loss on termination and restructuring of projects	7,650	44,294
Provision for doubtful receivables and others in specific countries	-12,289	22,975
Gain on securities transferred to pension fund	-14,988	-35,040
Changes in operating assets and liabilities :		
Receivables	111,518	-124,889
Inventories	22,577	-33,115
Payables	-146,423	125,476
Other, net	-28,578	19,116
Net cash provided by operating activities	72,726	85,748
Investing activities		
Changes in :		
Property and equipment	-117,068	-45,961
Loans receivable	46,968	-19,267
Time deposits	-566	4,564
Marketable securities	9,843	9,840
Investments	-7,233	-1,660
Other, net	-10,767	-10,339
Net cash used in investing activities	-78,823	-62,823
Finanacing activities		
Change in long and short term debts	37,066	17,977
Other, net	-10,415	-3,960
Net cash provided by financing activities	26,651	14,017
Effect of exchange rate changes on cash and cash equivalents	4,640	3,205
Net increase (decrease) in cash and cash equivalents	25,194	40,147
Cash and cash equivalents, beginning of year	251,532	211,385
Cash and cash equivalents, end of year	276,726	251,532

N.B.: Amounts shown in consolidated results are rounded to the nearest million.

Annex B 3(d)

31

02 AUG -1 ... 9:...

The following is an unofficial English translation of the Interim Report for the First Half of the 134th Fiscal Year of Sumitomo Corporation. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

INTERIM REPORT FOR THE FIRST HALF OF THE 134th FISCAL YEAR

April 1, 2001, through September 30, 2001

SUMITOMO CORPORATION

To All Shareholders

To all shareholders, we thank you for your continued confidence and the exceptional support you always give to us.

On this occasion we wish to express our sincerest condolences to the victims of the September 11 terrorist attacks in the United States and to their families.

We have just conducted an interim closing of accounts for the 134th Fiscal Year, and we would like to report on the general condition of the business etc. for the first half (April 1, 2001 through September 30, 2001).

December 2001
Motoyuki Oka
President and CEO

GENERAL CONDITION OF THE BUSINESS

1. Economic Environment during the First Half

The global economy had been experiencing a trend toward slower growth ever since the latter part of 2000 due to the softening of demand, notably in the area of U.S. business investment in plant and equipment. But the terrorist attacks of September 11 caused the outlook suddenly to become even more clouded.

Within Japan, the downward trend in both industrial production and plant and equipment investment that started in the second half of last year continued through the period under review, reflecting declines in exports to the United States and to other Asian countries. The effects of this sluggishness gradually spread to the labor market, and consumer spending was basically flat. The Bank of Japan responded with further quantitative monetary policy relaxation.

In the United States, thanks in part to interest rate cuts by the Federal Reserve Board starting early this year, spending on consumer durables and residential investment continued to grow, but plant and equipment investment began to decline, partly in reaction to the surge in investment in information and telecommunications equipment that had continued through last year. This, along with the cooling off

of consumer sentiment, caused a clear overall loss of momentum. The September 11 attacks aggravated this tendency, heightening fears of a recession.

The economies of the European Union (EU) also began to lose speed gradually, with the slowdown in the United States resulting in a decline in investment by European businesses.

The weakening state of the U.S. economy also had a clear impact around Asia. The negative effects were especially pronounced in those economies that are heavily dependent on their electronics industries, such as Taiwan and Singapore, where it became necessary to reduce production levels. In China, meanwhile, export growth was slower, but domestic demand held firm, allowing the country to sustain a relatively high overall growth rate.

2. Management Review

In June this year, President and CEO Kenji Miyahara became chairman of the board, and Senior Managing Director Motoyuki Oka succeeded him as president and CEO. At the same time, we moved our corporate headquarters from Osaka to a new home in Harumi Island Triton Square in Tokyo, marking the start of our New Harumi Age. It was under this new setup that we embarked on implementation of the Step Up Plan, our new medium-term management plan.

The Step Up Plan aims to achieve a dramatic expansion of our profit base through the shifting of our assets to businesses with greater profitability and brighter future prospects and the strategic allocation of our management resources, namely, personnel and capital. In April this year, we implemented our new organizational setup, consisting of nine business units operating on the principles of autonomous management and independent responsibility and a streamlined Corporate Group focusing on core functions. We also introduced a new budgeting system to promote the reallocation of management resources. Taking the fullest advantage of these improvements in our corporate infrastructure, we have started making concrete moves toward dramatically strengthening our profit base.

As part of the Step Up Plan, we have been conducting a two-way campaign that we call "Senryaku no Genba-ka, Genba no Senryaku-ka." This involves (1) conveying the corporate strategy (*senryaku*) to every site (*genba*), that is to say, every corner of our organization, for which purpose the president has held meetings with employees at various levels, and (2) incorporating ideas from the various sites in our organization into our strategy. In this way we have been working to enliven our internal communication and foster better teamwork so as to build on the integrated corporate strength

that forms the core competence of our company.

As specific examples of our moves to build and expand core businesses and of the results we have achieved during the April–September period under review, our associated company Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator centering on cable television services, which has been using its broadband network to offer Internet and telephone services in addition to cable TV and which has been recording steady growth in its subscriber base, topped the 1-million-household mark in subscribing households this June. Meanwhile, Jupiter Programming Co., Ltd., also a multiple system operator, which provides programming for cable TV and satellite broadcasting services, achieved a substantial expansion of its profit base in programming sales through close teamwork with J-COM. In addition, SC Grainger Co., Ltd., which operates a website handling transactions in supplies for factory use, increased its equity capital so as to extend its range to all of Japan.

In the field of retailing directly to consumers, we established Coach Japan, Inc. as a joint venture with Coach, Inc. of the United States, which manufactures and sells deluxe bags and accessories. We have been working to establish the Coach brand in Japan by making full use of our integrated corporate strength, both in the development of a chain of shops with our site-development and logistical capabilities and in tapping our broad base of expertise in retailing.

Together with two subsidiaries, Summit Pharmaceuticals International Corporation and SC BioSciences Corporation, we established a firm to manage a biotechnology venture fund on a scale of ¥10 billion, and we invested some of our own money in this fund, aiming both to earn capital gains and to develop business with the investment target companies.

With concern about the global environment on the rise, we established LNG Japan Corporation as a joint venture with Nissho Iwai Corporation to build our business in the field of liquefied natural gas (LNG), which is seen as the next-generation clean energy source. The new firm started full-fledged operations, including importing LNG and selling it to electric power and gas companies in Japan and providing related investment.

We teamed up with Mitsui & Co., Ltd., to consolidate our business of selling coal for ordinary industrial use in a joint venture, Bussan Sumisho Carbon Energy Co., Ltd., thereby improving our profitability and competitiveness in this field. We have also been working to actively promote tie-ups with other companies in specific businesses.

With respect to the copper trading incident, several civil lawsuits are pending against the

Company in the United States; we have been vigorously defending ourselves against these lawsuits aiming at resolving them promptly. The Company has also been making maximum efforts to recover its losses, bringing suits for damages against foreign financial institutions and others that abetted the unauthorized copper trading.

Following the September 11 terrorist attacks, the Sumitomo Corporation Group as a whole conducted appropriate crisis management with the immediate establishment of a countermeasures team to gather information and respond as required. And in tandem with Sumitomo Corporation of America, we acted promptly to offer support, including monetary donations and supplies of water for rescue workers.

3. Consolidated Operating Results for the First Half

The Company's consolidated total trading transaction for the first half of fiscal year 2001 came to 4,834.9 billion yen, down 3.2% from the same period of the previous year. This result reflected, in part the continued withdrawal from less profitable businesses. Gross trading profit slightly decreased by 0.9% to 240.9 billion yen. By segment, Machinery & Electric, affected by the continuing strong performance in overseas plant project businesses, recorded an increase, as well as Transportation & Construction Systems and Mineral Resources & Energy. However, Chemical decreased due to the slowdown of the PVC conduit business in the U.S.

Operating income increased 1billion yen from the same period of the previous year to 42.3 billion yen. Selling, general and administrative expenses increased reflecting the expansion of subsidiaries' businesses, however, provision for doubtful receivables improved further.

In other income/expenses, gains on marketable securities and investments decreased from the same period last year. That, together with the settlement received on copper trading litigation being recognized in the first half of the last fiscal year, resulted in net income for the first half of the fiscal year 2001 totaling 20.3 billion yen, a decrease of 12.2 billion yen from last year's first half.

The Board of Directors, meeting on November 7, decided to pay the interim dividend for the first half of fiscal year 2001 at 4 yen per share.

4. Future Economic Prospects and Management Challenges

The economic outlook for the period ahead depends greatly on the course of the international response to the terrorist attacks, including the military action by the United States, and so we cannot get a clear view of the prospects. But unless the sense of uncertainty among consumers and businesses and in the financial markets can be swept away, the attacks seem bound to have a negative impact, both directly and indirectly, on the global economy.

Within Japan, the sluggishness of demand and the persistence of deflation are causing the corporate profit picture to deteriorate, and so plant and equipment investment can be expected to continue declining. Also, the ongoing worsening of the employment situation is likely to cause consumer spending to lag. The recessionary environment is clouding prospects for the structural reform program, including the clearing away of bad loans, and the road to recovery seems certain to be a difficult one.

In the United States, fears of a downturn have been heightened by expectations of decreased demand, particularly from consumer spending, with the impact of the September 11 attacks aggravating a situation in which the adjustment from the previous years of rapid growth was already making itself felt in the labor market as well as elsewhere in the economy.

In the EU, the ongoing decline of plant and equipment investment is expected to dampen economic expansion. Consumer spending may provide some support, but overall growth is likely to decelerate. One point that will gather attention is the economic impact from the start of circulation of euro bills and coins in January 2002.

Elsewhere in Asia, with the deceleration of the U.S. economy set to continue for some time, hopes for export-led recoveries have receded. In China, domestic demand seems set to keep expanding steadily, but sluggishness on the export front will likely cause the pace of growth to slow.

Amidst these challenging economic conditions, we at Sumitomo Corporation will move ahead firmly with implementation of our Step Up Plan, aiming to achieve a consolidated risk-adjusted return* of at least 5% after taxes. For this purpose we must act urgently to strengthen our profit base, and we will further promote the strategic allocation of our management resources. Specifically, we will draw up a business portfolio strategy for each business unit, taking into consideration the profitability and future prospects of each of our fields of operation, and we will allocate our management resources to those fields showing greater prospects for profitability and future growth. In addition we will promote the shifting of resources among business units, also securing the funds and personnel required for

large-scale new undertakings on a company-wide basis.

We will also move ahead with efforts to improve the efficiency of our management. As one such move, we will review the functions and staffing of our Corporate Group, striving to achieve greater profitability by focusing even more closely on core functions and achieving the utmost streamlining and cost cutting.

With respect to corporate governance, recognizing the importance of enhancing the efficiency and soundness of our management and of providing transparency, we will strive to build a flexible and efficient management setup that fully considers global trends and that at the same time builds on the positive aspects of Japan's own management culture.

Through these efforts, we will work to develop Sumitomo Corporation into a truly "high-performance global company." At the same time we will strive to further increase our corporate value and conduct our activities so as to merit our shareholders' good will.

We sincerely request the ongoing support of all our shareholders.

* The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

● Consolidated Financial Statements and Trend of Financial Status

	The first half of the 132nd year (4/99-9/99)	The first half of the 133rd year (4/00-9/00)	The first half of the 134th year (4/01-9/01)	The 133rd year (4/00-3/01)
Sales (millions of yen)	5,164,335	4,995,438	4,834,998	10,080,062
Gross trading profit (millions of yen)	226,442	242,979	240,901	488,400
Operating income (millions of yen)	18,764	41,317	42,349	88,853
Net income (millions of yen)	13,154	32,579	20,302	40,344
Total assets (millions of yen)	5,257,768	4,916,624	4,777,892	4,950,079
Total shareholders' equity (millions of yen)	615,626	653,983	597,440	622,957



Sales
(trillion)
7
6
5
4
3
2
1
0
The first half of the 132nd year (4/99-9/99)
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)



Gross trading profit
(billion)
300
250
200
150
100
50
0
The first half of the 132nd year (4/99-9/99)
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)



Operating income
(billion)
49
42
35
28
21
14
7
0
The first half of the 132nd year (4/99-9/99)
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)



Net income
(billion)
35
30
25
20
15
10
5
0
The first half of the 132nd year (4/99-9/99)
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)

● Condensed operating segment information

(Unit: millions of yen)

	Metal Products	Transportation & Construction Systems	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Service
Six-month period ended Sep.30, 2001							
Total trading transactions	461,526	629,565	838,181	249,925	220,621	545,161	460,583
Gross trading profit	18,984	39,505	13,679	21,820	13,832	15,378	40,647
Operating income	5,248	8,690	789	1,464	2,517	2,209	3,073
Net income	2,485	3,334	985	555	1,246	1,350	689
Assets (Sep.30, 2001)	316,338	697,446	414,797	295,339	214,168	252,329	246,115
Six-month period ended Sep.30, 2000							
Total trading transactions	425,829	647,182	848,553	251,016	218,337	668,339	450,106
Gross trading profit	18,467	37,241	11,384	23,272	15,479	13,678	40,158
Operating income	4,921	7,876	-476	3,946	4,729	1,063	3,254
Net income	1,927	1,921	-3,713	10,990	2,089	-3,776	812
Assets (Mar.31, 2001)	331,974	660,452	440,089	361,320	225,049	252,091	269,348

(Unit: millions of yen)

	Materials & Real Estate	Financial & Logistics	Domestic offices and Subsidiaries	Overseas offices and Subsidiaries	Segment Total	Corporate & elimination	Consolidated
Six-month period ended Sep.30, 2001							
Total trading transactions	308,910	53,455	864,274	541,977	5,174,178	-339,180	4,834,998
Gross trading profit	19,365	6,791	27,617	30,349	247,967	-7,066	240,901
Operating income	4,891	585	4,012	6,312	39,790	2,559	42,349
Net income	1,805	456	2,008	4,771	19,684	618	20,302
Assets (Sep.30, 2001)	523,764	112,665	607,015	480,369	4,160,345	617,547	4,777,892
Six-month period ended Sep.30, 2000							
Total trading transactions	300,706	53,495	968,156	536,204	5,367,923	-372,485	4,995,438
Gross trading profit	20,097	6,143	26,503	29,425	241,847	1,132	242,979
Operating income	5,338	355	3,868	6,441	41,315	2	41,317
Net income	1,535	658	1,154	4,413	18,010	14,569	32,579
Assets (Mar.31, 2001)	524,826	114,497	706,008	482,888	4,368,542	581,537	4,950,079

Condensed consolidated balance sheets

(Unit: millions of yen)

Assets	September 30 2001	March 31 2001
Current assets :		
Cash and cash equivalents	228,897	251,532
Time deposits	8,034	5,194
Marketable securities	14,863	14,877
Receivables-trade		
Notes and loans	317,904	396,661
Accounts	1,064,455	1,174,220
Associated companies	167,925	195,120
Allowance for doubtful receivables	-8,501	-11,600
Inventories	414,551	418,585
Deferred income taxes	27,709	23,697
Advance payments to suppliers	62,853	61,072
Other current assets	97,264	97,232
Total current assets	2,395,954	2,626,590
Investments and long-term receivables :		
Investments in and advances to associated companies	269,826	242,516
Other investments	613,466	704,039
Long-term receivable	664,502	648,156
Allowance for doubtful receivables	-96,738	-95,957
Total investments and long-term receivables	1,451,056	1,498,754
Property and equipment, at cost less accumulated depreciation	722,897	705,344
Other assets	207,985	119,391
Total	4,777,892	4,950,079

Liabilities and shareholders' equity	September 30 2001	March 31 2001
Current liabilities :		
Short-term debt	748,672	820,534
Current maturities of long-term debt	306,179	285,764
Payables-trade		
Notes and acceptances	193,973	233,473
Accounts	709,482	824,005
Associated companies	23,370	51,107
Accrued income taxes	9,183	8,701
Other accrued expenses	39,796	45,473
Advances from customers	87,004	71,462
Other current liabilities	116,709	112,321
Total current liabilities	2,234,368	2,452,840
Long-term debt, less current maturities	1,844,469	1,772,856
Accrued pension and severance liabilities	8,282	8,113
Deferred income taxes	23,712	24,358
Minority interests	69,621	68,955
Shareholders' equity :		
Common stock	169,432	169,432
Additional paid-in capital	189,536	189,536
Retained earnings		
Appropriated for legal reserve	17,686	17,235
Unappropriated	277,269	261,675
Accumulated other comprehensive income		
Net unrealized holding gains on securities available-for-sale	9,814	58,020
Foreign currency translation adjustments and other adjustments	-64,988	-72,748
Net unrealized gains and loss on derivatives	-975	-
Treasury stock, at cost	-334	-193
Total shareholders' equity	597,440	622,957
Total	4,777,892	4,950,079

Annex B 3(c)

ANNUAL REPORT 2001

Year ended March 31, 2001

32

Sumitomo Corporation


住友商事株式会社

Sumitomo Corporation's Corporate Mission Statement

We aim to be a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society.

Management Principles

- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

Activity Guidelines

- To act with honesty and sincerity on the basis of Sumitomo's business philosophy and in keeping with the Management Principles.
- To comply with laws and regulations while maintaining the highest ethical standards.
- To set high value on transparency and openness.
- To attach great importance to protecting the global environment.
- To contribute to society as a good corporate citizen.
- To achieve teamwork and integrated corporate strength through active communication.
- To set clear objectives and achieve them with enthusiasm.

Caution Concerning Forward-looking Statements:
This annual report includes "forward-looking statements" so that the investor can better understand a company's future prospects and make informed investment decisions. Since these forward-looking statements are the management's present expectations of future events, they are inherently susceptible to uncertainty and changes in circumstances. Therefore, the reader is advised not to put undue reliance on these statements, and the company is under no obligation — and expressly disclaims any such obligation — to update or alter its forward-looking statements.

Contents

Sumitomo Corporation and Consolidated Subsidiaries

Financial Highlights

			Millions of Yen	Millions of U.S. Dollars
Years ended March 31	2001	2000	1999	2001
Total Trading Transactions	¥10,080,062	¥10,656,046	¥11,378,831	$80,000
Gross Trading Profit	488,400	474,674	472,858	3,876
Operating Income	88,853	58,503	17,744	705
Net Income (Loss)	40,344	35,065	(13,076)	320
Total Assets	4,950,079	4,904,644	5,389,356	39,286
Shareholders' Equity	622,957	634,223	569,653	4,944
Amounts Per Share (Yen and Dollars)				
Net Income (Loss)				
Basic	¥ 37.91	¥ 32.94	¥ (12.28)	$ 0.30
Diluted	37.14	32.31	(12.28)	0.29
Cash Dividends declared for the year	8.00	8.00	8.00	0.06
Ratios (%)				
Gross Trading Profit Ratio	4.85	4.45	4.16	
Return on Equity	6.4	5.8	(2.2)	
Shareholders' Equity Ratio	12.6	12.9	10.6	
Interest Coverage (Times)	2.3	1.6	1.0	

- Prepared on the basis of accounting principles generally accepted in the United States of America.
- The U.S. Dollar amounts represent translation of Japanese Yen amounts at the rate of ¥126=US$1.
- See Notes to Consolidated Financial Statements.

Total Trading Transactions (Billions of Yen)



12,000
10,000
8,000
6,000
4,000
2,000
0
'99
'00
'01

Gross Trading Profit (Billions of Yen)



500
400
300
200
100
0
'99
'00
'01

Net Income (Loss) (Billions of Yen)



40
30
20
10
0
-10
-20
'99
'00
'01

Message from the President and CEO



Motoyuki Oka
President and CEO

On behalf of Sumitomo Corporation, I would like to thank you for the support and understanding to our business activities. On June 22 this year, Mr. Miyahara, the former president and CEO, assumed the post of Chairman of the Board of Directors, and I have been appointed to succeed him as President and CEO.

For your further understanding, I would like to state my views and commitment in this message.

A High-performance Global Company

In the period ahead, we can expect to see globalization and the information technology revolution progress further and the process of change in our social and economic environment to grow even more intense. At Sumitomo Corporation, aiming at further promoting profit growth and strengthening our corporate constitution through "qualitatively improving the Integrated Business Enterprise and realizing global consolidated management," we have already equipped ourselves with the concrete strategies to come out ahead in this new age. I will carry on with these strategies, striving to implement our corporate vision of being "a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society." I hope to develop Sumitomo Corporation into a truly "high-performance global company."

● Sharing and Implementing Our Management Principles

When I speak of making our organization a global company, one aspect of what I have in mind is a company whose Corporate Vision, Management Principles, and Activity Guidelines reach across all the barriers of culture and language to be shared as common values by all employees across the globe, each of whom implements them with confidence and pride.

Our Management Principles set forth our corporate mission as being "to achieve prosperity and realize dreams for people around the world through sound business activities." Furthermore, these principles stress "integrity and sound management" (which are the source of trust) as our fundamental business stance, and they call for us "to foster a corporate culture full of vitality and conducive to innovation." These principles remain solid and constant regardless of how drastically our environment may change, and they are the starting point for our everyday activities.

The SC Values, which we drew up in order to ensure that all executives and employees share the values contained in the Corporate Mission Statement, express these principles in nine concrete items. All of them are important, but I would like to touch on the following three points:

■ Integrity and sound management; compliance

The trust that Sumitomo Corporation enjoys has been built up over the course of our long history of integrity and sound management and has been passed on from one age to the next in an unbroken thread. This is the very core of our Management Principles; without trust our company cannot survive.

We always conduct our business activities in a lawful and fair manner. Under whatever circumstances, we always make it our top priority to comply with laws and regulations while maintaining the highest ethical standards.

■ Change and innovation

Are we stuck with fixed notions and obsessed with past successes? Are we succumbing to conformity? Are we unthinkingly repeating what we did last year? We check ourselves constantly on points like these. And we keep highly alert so as to anticipate changes, to which we should respond with flexible thinking and bold action.

I accept the diversity among the employees in their values and behavior patterns, and I greatly appreciate and promote the attitudes and actions that all of them have been displaying in tackling the challenges of change.

SC VALUES

1	Integrity and Sound Management	To comply with laws and regulations, while maintaining the highest ethical standards.
2	Integrated Corporate Strength	To create no boundaries within the organization; always to act with a company-wide perspective.
3	Vision	To create a clear vision of the future, and to communicate to share it within the organization.
4	Change and Innovation	To accept and integrate diversity in values and behavior, and to embrace change as an opportunity for action.
5	Commitment	To act responsibly and with initiative to achieve organizational objectives.
6	Enthusiasm	To act with enthusiasm and confidence, and to motivate others through such action.
7	Speed	To make quick decisions and act promptly.
8	Human Development	To fully support the development of others' potential.
9	Professionalism	To achieve and maintain high levels of expertise and skills.

for Managerial Staff

■ Enthusiasm and teamwork

I intend to place great value on enthusiasm and teamwork in the conduct of our jobs. Whatever the job may be, doing it enthusiastically results in greater concentration and enables new discoveries. This leads to a feeling of accomplishment and makes the job more interesting; I believe that this can create a "virtuous cycle" of positive feedback and improved performance. Also, even when a task is impossible for a single person to accomplish, solid teamwork can produce great success, and the resulting joy can be shared by everybody on the team.

● Enhancing, Renewing, and Cultivating Our Integrated Corporate Strength

The second aspect of what I have in mind for Sumitomo Corporation as a global company is that it be an organization that has a solid business foundation and steady earning power, sustained by a core competence that it enhances and renews by constantly staying a step ahead in dealing with the changes of the times.

Core Competence: Integrated Corporate Strength



Creation and Provision of Diversified Values to Meet Customer Demand
Strategic and Organic Integration
Expertise in Risk Management
Expertise in IT
Expertise in Financial Services
Creativity in Business
Expertise in Developing Logistics
Continual Enhancement of Functional Powers
Trust
Intellectual Capital
Global Network
Global Relations
Continual Strengthening of the Business Foundation

The core competence of our company is the integrated corporate strength by which we make use of our business foundation and our diverse knowledge base and expertise. Many corporations are moving forward with their processes of selection and consolidation, combined with utilizing management resources and intellectual assets from outside. In this context, I am certain that our customers will be making greater calls on the services and solutions that we can offer by bringing out our integrated corporate strength.

In order to enhance our integrated corporate strength, it is essential for us to upgrade the intellectual assets that form a key constituent of this strength. This means that each of us must improve our individual capabilities and must be more innovative.

Each of us, as professionals in our respective fields, must seize every chance to learn, building up our store of knowledge, experience, information, and other intellectual assets, and we must hone these assets by putting them into action.

What is most important is to make the fullest use of our organization's foundation and functions acting with determination and effectiveness on behalf of our customers. These individual actions, linked with good communications throughout the company, will encourage strong teamwork, and promote the integrated corporate strength that will continue to make us a dynamic business force.

● Creating and Offering Diverse Value

The third aspect of the global company that I have in mind is one that wins the respect of global stakeholders such as customers, shareholders, society, and employees by creating and offering diverse new value in ways that other companies cannot match and by continually expanding this value.

Corporate Values of Sumitomo Corp. Group

As Corporate Values, we attach importance to Core Values as source of values as well as Realized Values for stakeholders.

Realized Values

Increasing Realized Values through synergistic expansion of the values for each stakeholder

Values for customers:
Competitive functions, goods and services

Values for shareholders:
Capital gains and dividends

Core Values

Management Principles

Integrated Corporate Strength

Values for society:
Tax, employment, corporate citizenship, and preservation of global environment

Values for employees:
Compensation and motivation

Enhancing Core Values by putting Management Principles to work and utilizing Integrated Corporate Strength

We constantly embody the Core Values and expand the Realized Values through excellent management and good teamwork.

- For customers, this means being a company that meets every global need, offering the best and most appropriate services, and earning their trust.
- For shareholders, this means being a company that provides a return that is commensurate with their investment of risk capital and whose business activities are ones that they can support.
- For society, this means being a company that contributes as a good corporate citizen and that pays full attention to the preservation of the global environment.
- For employees, this means being a company that each one of them around the world can feel sincerely proud and happy to work for.

These values are to be achieved by putting our Management Principles to work and utilizing our integrated corporate strength. We take these Management Principles and this integrated corporate strength to be the Core Values of Sumitomo Corporation. The global company that I seek to develop will be one that constantly enhances these Core Values, embodies them to the utmost, and synergistically expands the value that it provides for each of its stakeholders.

Firm Implementation of the 'Step Up Plan'

In order to be a global company, our organization must have both solid financial strength and steady earning power. What we have to do as the first priority is to strengthen our earning power immediately.

Our first task is the firm implementation of the Step Up Plan that we launched this April. While maintaining our management stance of achieving a balance between our risk-adjusted assets and our risk buffers and maintaining consistent risk management, we must strive for a drastic expansion of our profit base. For this purpose, we will build and expand our core businesses, thoroughly implementing strategic and focused allocation of management resources and utilizing our integrated corporate strength to the fullest degree. On a company-wide level, we will make use of our budgeting and other systems and further clarify our management thinking so as to resolutely implement the most appropriate allocation of these resources. We will do our best to implement the Step Up Plan firmly and to achieve our targets of a consolidated risk-adjusted return ratio of a minimum of 5% after taxes over the next two years, which requires ¥100 billion in consolidated net profits.

Next, I want the Corporation to double its earning power as soon as possible, achieving a consolidated risk-adjusted return ratio of a minimum of 7.5% after taxes. Producing a return greater than the cost of capital is a bare minimum standard to be met by an organization seeking to be a global company.

In addition to strengthening our earning power, I will be working to enhance our disclosure of information to stakeholders and other forms of management transparency, soundness, and accountability. In the area of

governance as well, we will equip ourselves with a flexible and efficient management style, staying fully on top of global trends while at the same time taking into consideration the positive aspects of Japan's management culture and historical development processes.

As part of our effort to establish a global company, our objective for the near future will be to become a company eligible for listing on the New York Stock Exchange (NYSE). This requires meeting high standards in management and many other aspects, as well as strong earning power.

The Most Exciting Integrated Trading Company (*Sogo Shosha*)

In this first year of the 21st century we have moved our Head Office to Harumi and are undertaking a new challenge.

In order to become a global company, we must make Sumitomo Corporation the most exciting *sogo shosha*, where each executive and employee makes his or her best efforts, displaying enthusiasm, ingenuity, and superior teamwork.

I ask you for your all-out support and enthusiastic cooperation.

(As of July, 2001)

President and CEO

'Step Up Plan' Based on 'Reform Package'

We attach importance to the continual revamping of our business thinking and our corporate structure and are putting this into practice vigorously. In October 1998, to promote profit growth and strengthen our corporate constitution through "qualitatively improving the Integrated Business Enterprise and realizing global consolidated management," we adopted the "Reform Package" as our two-year mid-term management plan and promoted it whole-heartedly through March 2001.

From April of this year, we have launched the "Step Up Plan" as a mid-term management plan to follow the measures put into place under the Reform Package and to promote further progress. In this section, we provide a summary of the Step Up Plan as well as an overview of the Reform Package.

1. Reform Package

Background

While trade has always been a principal pillar of Sumitomo Corp.'s business activities, in the late 1980s we adopted the mid- to long-term corporate strategy of transforming our profit structure to add the new pillar of becoming an "Integrated Business Enterprise." As we entered the 1990s, following the collapse of the so-called bubble economy, which further increased the importance of efficient management, we reviewed our efforts to become an Integrated Business Enterprise. We began to work toward revamping our business thinking and our corporate structure in order to strive for "qualitatively improving the Integrated Business Enterprise and realizing global consolidated management."

Selecting core businesses by applying the 'Three Strategic Measures'

To utilize limited management resources to the fullest extent possible, we must select core businesses and strategically allocate management resources. To select core businesses a common yardstick for the entire company that is both objective and quantitative must be employed, since a trading company carries out business operations in a variety of fields in many different locations throughout the world. To that end, we organized the "Quantitative Analysis Working Group," representing a cross section of the entire company by recruiting members from different departments, and engaged in wide-ranging discussions involving outside consultants. Focusing on the common nature of a trading company's businesses which is "increasing returns while managing risks" and the "cost of capital" entrusted by our investors, we created the "Three Strategic Measures" composed of "Consolidated Risk-adjusted Return Ratio," "Business Base," and "Expected Growth Rate" to serve as a common company-wide yardstick for objectively selecting and evaluating each of our businesses.

Three Strategic Measures

Consolidated Risk-adjusted Return Ratio	The ratio of consolidated cash-based return (free cash flow = net profit - net depreciable assets investment + depreciation) to consolidated risk-adjusted assets (the sum of (a) advance, inventory, fixed assets, and securities multiplied by each risk weight on the balance sheet and (b) off-balance sheet risk such as market risk).
Business Base	The amount of added value generated by the business (operating profit + labor costs + depreciation + interest expenses).
Expected Growth Rate	The rate of increase of the above-mentioned business base.

While verifying whether the risk borne in the company's business activities as a whole remains within the company's capacity, we also analyzed our business portfolio in regard to all 119 departments and all subsidiaries by using a matrix quadrant composed of the Risk-adjusted Return Ratio and the Expected Growth Rate. All businesses were classified into one of the following four quadrants: 1) "Reinforce," anticipating a high return ratio and high growth; 2) "Cash Cow," anticipating a high return ratio but low growth; 3) "Wait and See," anticipating a low return ratio but high growth; and 4) "Prepare for Withdrawal," anticipating both a low return ratio and low growth. Applying this "Business Portfolio Strategy" to select and strengthen core businesses, we set our sights on replacing assets and achieving optimum allocation of management resources.

Quadrant Analysis


Expected Growth Rate
high
low
Increase Risk-adjusted Return
Increase Business Base
Wait and See
Reinforce
Prepare for Withdrawal
Cash Cow
Reduce
Maintain
Sell out to realize value
Withdraw
low
high
Risk-adjusted Return Ratio
Business Base
(size of Business Base)
large
small

By using the Three Strategic Measures as a base in the company-wide movement, we were able to accomplish revamping of our business thinking from management to the worksite level. We were also able to promote reform in the area of our management system, such as improving our budgeting system and adopting targets of the Risk-adjusted Return Ratio as a management tool for each business division.

Results of Reform Package

With the aim of promoting profit growth and strengthening our corporate constitution, we formulated a mid-term management plan for the period up to March 2001, consisting of three quantitative targets and the following set of concrete measures to achieve these targets: 1) profit growth by expansion of core businesses; 2) strengthening the corporate constitution through improving quality of assets; 3) realization of effective, efficient management; and 4) reinforcement of cost competitiveness. Taken together, these constitute our Reform Package.

In carrying out the various measures in the Reform Package for revamping our business thinking and our corporate structure, the united effort of the entire company resulted in basically achieving the quantitative targets, steadily improving cost competitiveness, and suitably strengthening our corporate constitution. We can safely say that satisfactory results were achieved regarding the targets.

Targets

	Targets	FY2000 Results
Consolidated Risk-adjusted Return Ratio (before tax)	more than 8% (FY2000)	13%
Consolidated Risk-adjusted Assets	reduce by ¥200 billion (by the end of FY2000)	reduced by ¥190 billion
Consolidated Shareholders' Equity	recover to minimum of ¥700 billion* (by the end of FY2001)	to be realized (by the end of FY2001)

*¥600 billion on a non consolidated basis

In the Reform Package, we strove to manage risk-adjusted assets balanced to risk buffers. As assets were being replaced, pulling out of businesses with low profitability resulted in a reduction of ¥190 billion in consolidated risk-adjusted assets. While reducing risk-adjusted assets, we greatly improved our cash flow with the large amount of cash inflow generated by asset disposal as well as capital gain exceeding cash outflow by new investments. As a result, the Risk-adjusted Return Ratio was substantially improved by 13%, well beyond our target of 8%.

Risk-adjusted Return Ratio


FY1995 – 1997 (average)
FY1998
FY1999
FY2000
Profit before tax
Depreciable assets investment
Depreciation
Return (total)
Risk-adjusted Return Ratio (before tax)
2%
▲6%
3%
13%

Profit growth through expansion of core businesses

Targets were set for improving the consolidated Risk-adjusted Return Ratio for each division and office, and we worked to select and expand core businesses with the application of the Three Strategic Measures. In addition, we carried out various promotional measures such as the core business promotion program, which has a total budget of ¥1 billion, to provide support to the forward-looking efforts in core business expansion at each division and office. As a result, the Risk-adjusted Return Ratio improved in many divisions and offices, contributing to an overall increase in profits.

Strengthening corporate constitution by improving quality of assets

As a result of our efforts to strengthen the corporate constitution through risk asset management, such as positive replacement of assets, total risk control by business field, and country risk management, we were able to improve the corporate constitution significantly. In addition, as a result of promoting the streamlining of our subsidiaries, we were nearly able to accomplish the original plan that the number of principal subsidiaries, totaling 300 at the end of September 1998, would be reduced by 40% (about 120)* by pulling out of unprofitable businesses and consolidating smaller companies involved in the same areas to enhance efficiency of our overall business management for improving consolidated business results.

*Restructuring of about 100 companies was completed by the end of March 2001. Restructuring is projected for 40% of the total (about 120 companies), including those now in process.

Mapping of Risk-adjusted Assets in Quadrant Analysis (image)


Before Reform Package
After Reform Package
Risk-adjusted Return Ratio
low
high
Expected Growth Rate
high
low
Improving Business Portfolio
Reinforce
Wait and See
Prepare for Withdrawal
Cash Cow
Risk-adjusted Return Ratio
Expected Growth Rate

Realization of effective, efficient management

We strove to realize effective, efficient management through such means as outsourcing accounting as well as cashiers' operations and foreign exchange operations, and by creating a leaner structure of the Corporate Group. In addition, we boosted productivity at the worksite through improving daily business activities, such as by simplifying the internal booking rules and introducing the Cashless Petty Payment System.

Reinforcement of cost competitiveness

For further cost competitiveness, we primarily focused on reducing the cost of sales. We achieved major reductions in the areas of entertainment and travel expenses, cutting entertainment costs by approximately 40% and travel costs by about 27% compared with the period before the start of the program in the FY 1997.

To reduce labor costs, nearly 1,000 jobs were cut during the Reform Package period. With a reduction target of ¥10 billion in labor costs, we actually achieved a decrease of ¥11.2 billion.

2. Step Up Plan

Stepping up by strategically allocating management resources and utilizing "integrated corporate strength"

Following the success of our Reform Package, we are targeting a further major increase in corporate value through our mid-term management plan for the two-year period starting in April 2001. Based on continuation and further development of the Reform Package, under this new plan we intend to strengthen our earning base through strategic allocation of our management resources and by utilizing the corporate infrastructure that has been upgraded.

Step Up Plan

Target	Consolidated Risk-adjusted Return Ratio = more than 5%* (after tax, two-year average)
	*ca.10% on before-tax base. For a two-year period, the level required is ca. ¥100 billion net profit.
Management stance	Manage risk-adjusted assets balanced to risk buffers
Plan framework	Step up by allocating corporate resources strategically and by utilizing integrated corporate strength
Drastic expansion of the earning base	Creation and expansion of core businesses based on the Business Portfolio Strategy
	Development of business models leveraging information technology (IT), logistics technology (LT), and financial technology (FT)
	Maximizing sales force by harmonizing product strategy and regional strategy
Further strengthening of the corporate constitution	Advancing risk-asset management
	Promoting integrated risk management
	Thorough legal compliance
Promoting further efficiency	Further reinforcement of cost competitiveness
	Improvement of business process efficiency
	Enhancing functions with higher productivity in the Corporate Group
Upgraded corporate infrastructure	New organization; Risk-management rules
	New system for human resource development; Self-auditing system
	New budgeting system; New Head Office building
	New information system (SIGMA21)

While promoting the Reform Package, we have been actively reforming company systems and the organization with the aim of achieving optimum allocation of management resources and supporting utilization of our integrated strength. The Step Up Plan applies to the maximum extent possible to the in-house infrastructure that has been upgraded. Specifically, its basis consists of new reorganized systems consisting of "Business Units operating on the principles of autonomous management and independent responsibility" and "streamlined Corporate Group focusing on core functions."

In addition, we are aiming to achieve drastic expansion of our earning base by strategically allocating our management resources through applying new budgeting systems, for example, by planning from the mid-term viewpoint based on the Three Strategic Measures, improving the budgeting process, introducing an award system for budget achievement, and renovating in-house capital systems to accelerate reallocation of management resources. Furthermore, we are incorporating infrastructure such as self-auditing systems, risk management infrastructure such as an internal Credit Rating System, and the new information system SIGMA21 now being developed to support rapid and appropriate management decision-making.

By implementing the Reform Package, the corporate constitution has been strengthened, and at the same time the awareness of "considering returns through risk contrast" has been spread and shared throughout the company. Following this series of measures for revamping our business thinking and our corporate structure, we aimed at reinforcing profitability to achieve the mid-term target of a Risk-adjusted Return Ratio that will cover our company's capital costs (i.e., 7.5% after tax). The Step Up Plan seeks a rapid expansion of the earning base by increasing exclusively consolidated net profit to reach a more than 5% Risk-adjusted Return Ratio after tax as a foothold to meet mid-term targets.



Net Profit
(¥billion)
50
40
30
20
10
0
-10
-13
35
40
45
Reform Package
Step Up Plan
FY1998
FY1999
FY2000
FY2001
(projection)
FY2002

GENBAKA
Conveying Corporate Strategy Throughout All Sites

We are constantly striving for "GENBAKA — conveying corporate strategy throughout all sites" to penetrate the farthest outreaches of our organization, and we feel confident that this effort will produce meaningful results in our corporate strategies. For that purpose, we have adopted a series of opportunities by which management communicates directly with front-line employees to complement the regular communication routes through the company organization.

Linked to this concept are such activities as our "CEO channel on the Web," through which the CEO keeps in close contact with all employees via our intranet. Other means of direct communication include exclusive meetings between the CEO and department managers, and gatherings of the CEO and team leaders.

In these ways, not only can our front-line employees learn directly of managerial topics and directions, but management is also provided with the opportunity of learning at firsthand of local conditions and the thoughts of the employees. In addition, "GENBAKA — conveying corporate strategy throughout all sites" plays a key role in building teamwork, which is a base of the integrated corporate strength that forms the core competence of Sumitomo Corp.



Overview of Operations

To reinforce our integrated corporate strength further, from April 2001 we strategically rationalized our business structure from the aspects of both the business field and function, reorganizing our previous six Groups and 21 Divisions into nine Business Units and 28 Divisions.

The heads of the business units will create and promote global business strategies related to the products for which they are responsible in cooperation with each regional business unit, and run the business more flexibly, intensively, and speedily than before.

To strengthen management activities in the Kansai region, we have organized the new Kansai Regional Business Unit that combines the Osaka organization with the surrounding offices.

Contents

METAL PRODUCTS BUSINESS UNIT

There is a recent trend among Japanese trading companies to spin off their metal products business units. However, we have no intention to follow suit as our basic business strategy is to utilize our integrated corporate strength fully, and the Metal Products Business Unit's advantage lies in its extensive customer-centered services.

OPERATING ENVIRONMENT

Although exports to Asia and domestic demand recovered last year, demand for steel products has declined sharply since the beginning of 2001 following the slowdown of the U.S. economy. For the full year, while exports have showed slight recovery partly due to the weak yen, the business environment remains unfavorable. In our metal business, demand for OCTG and steel pipe for pipelines is growing steadily as new investments by oil companies increase with the price of crude oil stabilizing at a high level. In Japan, reorganization of the industry is progressing rapidly, as witnessed in the recent move toward consolidation among major steel companies and the spin-off of steel businesses by major trading companies.

Traditional business practices are also undergoing significant changes, prompted among other factors by the recent move by automakers, which are large users of steel sheet, to cut costs drastically.

STRATEGIES

Some major Japanese trading firms have moved to spin off their metal products business units recently, but we do not intend to follow suit as our basic business strategy is the full utilization of our integrated corporate strength to provide our customers with various advanced services. The core philosophy of our metal business lies in customer service. To meet customers' needs swiftly, we are operating our own steel service centers in Japan, Asia, and the U.S., as well as enhancing our capabilities by making full use of IT.

The structure of our metal business has been strengthened in the recent organizational reform to provide even better customer service. The newly created Metal Products for Automotive Industries Division handles every type of metal product used for motor vehicles, including aluminum, mechanical tube, and magnesium alloy, rather than trading only steel sheet. The division will also provide proactive support to customers in their efforts to achieve objectives such as reducing car weights. By incorporating the Non-ferrous Products & Metals Division in the Metal Products Business Unit, we have strengthened the relations between our steel business and non-ferrous business to meet our customers' needs for these essential materials.

■ Organization



Metal Products Business Unit
Planning & Administration Dept., Metal Products Business Unit
Metal Products EC Development Dept.
Iron & Steel Division, No. 1
Steel Business Planning & Investment Dept., No. 1
Plate & Steel Structure Dept.
Railway Products, Forging & Casting Dept.
Construction Steel Products & Steel Scrap Dept., Tokyo
Iron & Steel Division, No. 2
Steel Business Planning & Investment Dept., No. 2
Steel Sheet & Strip International Trade Dept., No. 1
Steel Sheets & Strip International Trade Dept., No. 2
Steel Sheets & Strip International Trade Dept., No. 3
Steel Sheet & Strip (Carbon & Stainless) Dept.
Wire Rod & Speciality Steel Dept.
Tubular Products Division
Tubular Products International Trade Dept.
Specialty Tubular Products & Titanium Products Dept.
Tubular Products Dept.
Metal Products for Automotive Industries Division
Steel Sheet Products & Non-Ferrous Products for Automotive Industries Dept.
Steel Tubulars for Automotive Industries Dept.
Wire Rod & Speciality Steel for Automotive Industries Dept.
Non-Ferrous Products & Metals Division
Non-Ferrous Products & Metals Development Dept.
Light Metals & Products Dept.

We are also stepping up our use of IT in providing customer service. For instance, SC Grainger Co., Ltd., the leading distributor of indirect materials in Japan, will promote maintenance, repair, and operating (MRO) supplies for plant use and will start full fledged operations with Japanese strategic partners in 2001. On the other hand, MetalSite Japan is now providing e-commerce services for steel sheet and plate and is planing to extend service to non-ferrous products.

Fibercoat Co., Ltd., a company manufacturing fiber-coated steel sheet by coating hot-dipped galvanized steel sheet and coil using an electrostatic technique, was established. We are promoting the product as an effective material to prevent condensation dripping from air supply ducts, and are marketing it for home appliances and interior applications as the product can effectively shield heat and its surface is soft to the touch.

With regard to investments, we have aggressively restructured our portfolio. As part of such moves, we sold Auburn Steel Co., Ltd., an electric furnace mill in the U.S., to improve return on investment by reducing risk assets.


MonotaRO .com
総合カタログ検索
We have launched an online procurement site for indirect materials for plant use, MonotaRO.com, to support manufacturing in Japan.

HIGHLIGHTS

We are developing an advanced business model that incorporates IT into the steel business and adding the know-how of our U.S. partners to suit Japanese business practices. SC Grainger, a joint venture with W.W. Grainger, Inc. of the U.S., the largest wholesaler of MRO supplies for plants, launched MonotaRO.com in November 2000 to sell indirect materials online in Japan. MetalSite Japan, a B2B online marketplace specializing in steel sheet and plate, was launched in July 2000 jointly with two other Japanese trading companies and MetalSite Inc. of the U.S. Both Web sites enable customers to increase their operational efficiency and offer various support facilities, like financial services such as providing credit and logistics services such as arranging trucks to transport the goods.

Net Sales


8%

Total Assets


7%

TRANSPORTATION & CONSTRUCTION SYSTEMS BUSINESS UNIT

In order to win high-grade, high-value contracts, we are building a business system that enables us to provide integrated services by making full use of our strong leadership and our comprehensive coordination capabilities that we have been cultivating over the years.

OPERATING ENVIRONMENT

Ship, aerospace, and rolling stock businesses have generally been brisk. With demand for new ships growing thanks to the strong shipping market, orders received by Japanese shipyards are increasing. In the aircraft business, demand for leasing remains strong. In the rail-related field, new investments in railroads in the U.S. have grown vigorously due to growing concern about traffic congestion and environmental issues, while a number of official development assistance (ODA) projects have been initiated in Asia.

Concurrent with the major regroupings in the automobile industry worldwide, including parts suppliers, the profit structure itself is undergoing significant changes as more automakers enter the value chain, providing financing and insurance services, selling used cars, and launching online marketing.

In the construction equipment field, while the domestic market remains weak with the market size contracting to 60% of its peak, demand for rental equipment is growing. On the other hand, international markets are showing signs of softening, as a drop in demand for construction equipment in the U.S., which remained brisk until recently, is affecting Europe and other parts of the world.

STRATEGIES

We will promote sophisticated, high-value project contracts, shifting our emphasis from exporting only equipment to full-turnkey contracts. As projects become larger and more complex, the ability to undertake a package contract covering the whole operation from planning to completion is becoming increasingly important. Such contracts require, for instance, the ability to organize a team of specialists consisting of manufacturers, construction companies, etc., and making the preparations for on-site assembly. In response to such trends, we are developing a business to provide integrated services that makes full use of our comprehensive coordination capability that has been cultivated over the years, as well as our strong leadership.

Recent contracts we have won include delivery of a 300,000-ton tanker (to be built by Hitachi Zosen Corp.) to China, which has started to import crude oil as its economy expands rapidly. In addition to the 540 various types of passenger carriages that we have already delivered to the U.S., we have received an order for 300 double-decker passenger carriages from Northeast Illinois Regional Commuter Railroad Corp. (METRA). This is one of the largest contracts for rolling stock export won by a Japanese company.

In the aircraft field, we have incorporated our know-how in risk management and financial technology into the existing operating lease business to enhance its value. We have contracted to lease four A320 aircraft to Iberia Airlines and started to provide services to domestic investors.

In the automobile business, we will promote finance-related services such as leasing, insurance sales, and credit management. We have already started these services in Thailand, Indonesia, Hungary, and

■ Organization


Transportation & Construction Systems Business Unit
Ship, Aerospace & Transportation Systems Division
Motor Vehicles Business Division
Construction & Mining Systems Division
Planning & Administration Dept., Transportation & Construction Systems Business Unit
Ship & Marine Project Dept.
Aerospace Dept., No. 1
Aerospace Dept., No. 2
Transportation Project Dept.
Motor Vehicles Business Planning Dept.
Motor Vehicles Dept., No. 1
Motor Vehicles Dept., No. 2
Motor Vehicles Dept., No. 3
Motor Vehicles Dept., No. 4
Construction Equipment Dept., No. 1
Construction Equipment Dept., No. 2

Slovenia, and plan to introduce them in the Czech Republic, Poland, Turkey, and the Middle East. As an Internet-based new business, in April 2001 we launched a used car auction service on Rakuten, a Japanese online marketplace. We also plan to provide used car loans.

In the construction business, we will strengthen our ties with leading rental companies in Japan and develop original services aimed at niche markets. We will also step up our operations in North America and Europe, as well as enhance our logistics services by introducing a Supply Chain Management (SCM) system for logistics provided for the overseas plants of Japanese manufacturers.



606
606

A model of the double-decker passenger cars we delivered to METRA in the U.S.

HIGHLIGHTS

In February 2001 we received an order for 300 double-decker passenger cars from Northeast Illinois Regional Commuter Railroad Corp. for its METRA, located in the U.S. This is one of the largest export contracts of its kind won by a Japanese company, bringing the total of new rolling stock orders we have won in the U.S. to about 840 units, including half of METRA's entire rolling stock. While our U.S. subsidiary, Sumitomo Corporation of America, is the prime contractor and handles all contractual matters, the Transportation & Construction Systems Business Unit will engage in sourcing major equipment in Japan and assist local sourcing and assembly in cooperation with Nippon Sharyo, Ltd., to maintain the required ratio of local procurement. With public works on railroad infrastructure in the U.S. increasing due to environmental concerns, we will use this contract as a foundation from which to strengthen our business in this field.

Net Sales



13%

Total Assets



13%

MACHINERY & ELECTRIC BUSINESS UNIT

We are acting as a new type of business organizer in a wide variety of projects, making full use of our domestic and international networks as well as providing finance and capital. We are also actively developing our business in new fields with high growth potential, such as IT, biotechnology, and environmental conservation.

OPERATING ENVIRONMENT

In Japan, although the overall economy remains sluggish, new business areas of IT, biotechnology, and environmental conservation are showing high growth potential. In international business, we have received or secured a number of contracts for large-scale projects around the world, against the backdrop of economic recovery in Asia in the first half of 2000 and the rising oil prices benefiting the Middle East. In particular, as many developing countries are deregulating work on infrastructure, such as power generation, water supply and drainage, pipelines, harbors, and telecommunications, private-sector demand in these fields led by international groups is expected to grow, in addition to existing public-sector demand.

STRATEGIES

Making full use of our comprehensive corporate strength as a global trading company, we will continue to develop our business to provide value-added integrated services for large-scale overseas projects. These services include: analyzing and managing risks by taking into account complicated legal and other systems and regulations in the country where a project is implemented; providing financial services for funding; and creating an efficient logistics structure for the transportation of construction materials and equipment. One such example is the water supply project in Saudi Arabia, for which we obtained the license in January 2001. We will operate an integrated utility business to supply water and electricity to the Riyadh metropolitan area by building a desalination plant and power plant in Al Jubayl on the coast of the Arabian Gulf. Also, in October 2000 we won a ¥20 billion contract to supply a 350-megawatt combined power generator (to be manufactured by General Electric) from SKS Ventures Sdn. Bhd., a leading independent power producer (IPP) in Malaysia. This is the first IPP power station to be built in Malaysia since the Asian economic crisis. The construction work is scheduled to commence in the spring of 2001 and be completed in March 2003.

In addition to the stable revenue base we have in the international project and equipment/machinery businesses, we are expanding revenue opportunities dramatically through investment returns and initial public offerings (IPOs). To this end, we are strengthening our ties with Japanese and overseas venture firms that specialize in high-growth areas such as IT and biotechnology. For instance, in a move to expand our presence in the biotechnology field, in September 2000 we established SC BioSciences Corp., a wholly owned subsidiary to oversee our entire biotechnology business. SC BioSciences will focus on supporting drug discovery using biotechnology. It imports and markets equipment and technologies for genome (single-nucleotide polymorphism) and proteome analysis developed by venture companies in the U.S. and Europe, as well as undertaking contract research for drug dis-

■ Organization



Machinery & Electric Business Unit
Planning & Administration Dept., Machinery & Electric Business Unit
Machinery & Electric Systems Division
Machinery & Systems Dept.
Facilities & Systems Dept.
Information & Electric Systems Dept.
Project Development Division
Plant & Project Dept.
Project Development Dept.
Industrial and Infrastructural Project Dept.
Power Project Division
Power Project Dept., No. 1
Power Project Dept., No. 2
Power Project Dept., No. 3
Power Development and Investment Dept.
Information & Telecommunication Project Division
Information & Telecommunication Project Dept., No. 1
Information & Telecommunication Project Dept., No. 2

covery at its own laboratory in Kamakura. The company is also considering entering the application service provider (ASP) business to support biotechnology companies' bioinformatics that involve an enormous amount of data concerning genes and proteins. Argonaut Technologies, Inc., developer of the Automatic Compound Synthesizing Robot, and Ciphergen Biosystems, Inc., developer of the protein analysis system, both of which we are investing in and collaborating in marketing, have been successfully listed on the NASDAQ in the U.S.



Coal-fired thermal power station we are constructing in Vietnam through a partnership with manufacturers in Korea, the U.S., the U.K., and Australia.

HIGHLIGHTS

Construction of the Pha Lai Thermal Plant in Vietnam, the contract for which we won in 1999, is nearing completion. Large-scale overseas projects such as this require global organization and project management capabilities to meet various conditions such as local regulations, the type of equipment required, and funding. Making full use of our global network, we organized the best team of specialists for the Pha Lai project, including a U.S. generator manufacturer and engineering company, a U.K. boiler manufacturer, an Australian coal transport equipment firm, and a Korean construction company. In managing projects, we provide comprehensive services such as risk management based on a thorough knowledge of local regulations together with logistics services for efficient transportation of equipment.

Net Sales


16%

Total Assets


9%

MEDIA, ELECTRONICS & NETWORK BUSINESS UNIT

Having identified the broadband-related business in information and communications and the network-related business at the convergence of broadcasting and telecommunications as the most important areas, we created the Network Division to consolidate our operations relating to information and communications, the Internet, and network systems.

OPERATING ENVIRONMENT

Despite the bursting of the "Internet bubble" in the U.S. last autumn, new markets are growing in the information and communications industry, mainly for products and services for broadband-based cable, asynchronous digital subscriber line (ADSL), and satellite infrastructure, thanks to the rapid spread of broadband connection. In Japan, digital broadcasting via broadcasting satellite began at the end of 2000, and a communications satellite at 110° east longitude is scheduled to start operating in the spring of 2002*, promoting further convergence of telecommunications and broadcasting. As a result, demand for high-speed, high-capacity, and interactive content delivery services is increasing steadily. In the electronics field, although the semiconductor market is currently in oversupply it is expected to pick up quickly thanks to brisk demand in IT.

* In addition to conventional services, multifunctional and high-valued (data broadcasting/interactive) services are offered through a communications satellite (CS) located at 110° east longitude with the Broadcasting Satellite (BS). Because the satellite dish is compatible with both BS and CS services, we expect the number of customers to increase.

STRATEGIES

Having identified our two most important areas — broadband-related business in information and communications and the network-related business involving the convergence of broadcasting and telecommunications — we created the Network Division to consolidate our operations relating to information and communications, the Internet, and network systems. Under this new organizational structure, we will further reinforce our operations in network-related hardware and software sales and systems integration, as well as accelerate the development of new e-commerce initiatives. In addition, as part of our network business strategy, we set up SC ComTex Inc., a sales company specializing in network products and services. We also created the "e-Business Department" to develop new B2B e-commerce businesses and adapt existing businesses to an e-commerce model. With a major shakeup in the Internet industry under way in the U.S., we are reducing and hedging risks when introducing Internet-related new technologies to the Japanese market by forming alliances with other firms and carefully selecting technologies that show high viability and meet market needs.

We have been developing a number of infrastructure-related businesses as our core operations. Their fields include CATV (Jupiter Telecommunications Co., Ltd.), satellite (JSAT Corp. and SKY PerfecTV!), Internet service provider (@Home Japan Co., Ltd.), and portal (Lycos Japan, Inc.). In these businesses, we are shifting our emphasis to the development and provision of content for broadband-based services. Specifically, we will expand the content business for cable operators provided by @Home Japan, a high-speed Internet service provider. The number of channels to which Jupiter Programming Co., Ltd. provides programming will be increased from eight to 14 to strengthen the content business for digital broadcasting via communications satellite. Finally, we will

□ Organization



Media, Electronics & Network Business Unit
Planning & Administration Dept., Media, Electronics & Network Business Unit
e-Business Dept.
Media Division
Visual Media Dept.
CATV & Satellite Dept.
Network Division
Information & Telecommunications Dept.
Internet Dept.
Network Systems Dept.
Electronics Division
Electronics Dept.
Electronic Materials & Equipment Dept.

expand Lycos Japan's revenue base by shifting its present business model based on advertising to one based on paid content, corporate portals,** and broadband support (including video images).

** Corporate portal: In addition to consumer portal services, Lycos provides excellent corporate homepage content to increase the number of visitors.


住友商事 NETWORK EVOLUTION
YAMAHA
ComTex

SC ComTex showcases its expertise in "INTEROP 2001 Tokyo," the largest networking, telecommunications, and Internet/intranet exhibition in Asia.

HIGHLIGHTS

Established in April 2001, SC ComTex Inc. markets next-generation communications equipment that uses the latest technologies such as Voice over Internet Protocol (VoIP) and Wavelength Division Multiplexing (WDM), data storage systems, routers, security-related products, and database software to meet the increasing demand for broadband-based communications infrastructure. SC ComTex plans to develop new businesses based on extensive information about cutting-edge technology provided by Presidio Venture Partners, our U.S.-based strategic investment company specializing in IT. In addition to Sumitomo Corp., the company's shareholders comprise NTT Advanced Technology Corp., which has a fine reputation in assessing the potential of new technology, Sumisho Computer Systems Corp., whose expertise lies in systems integration among other system-related services, and Sumisho Electronics Co., Ltd., which has strong software-related operations. Taking advantage of the expertise and know-how of its shareholders, SC ComTex aims to provide a full range of network products and solutions.

Net Sales


6%

Total Assets


7%

CHEMICAL BUSINESS UNIT

We have reorganized our structure, previously consisting of the two divisions of Fine & Inorganic Chemicals Division and Plastics & Organic Chemicals Division, to create a three-division system of Inorganic & Specialty Chemicals Division, Life Science Division, and Plastics & Organic Chemicals Division. The new structure is designed to enable us to focus our management resources on areas where we have strong expertise and to specialize in them.

OPERATING ENVIRONMENT

In the fine and inorganic chemicals business, the specialty chemical market, including new and raw materials, is showing a strong upward trend. In the life science field, we are expanding business opportunities in the rapidly growing biotechnology sector. We are also exploring new opportunities in international operations in the pharmaceutical and agricultural chemical sectors, where competition is intensifying.

In the plastics and organic chemicals business, although there are some signs of oversupply due to an output increase in Asia coupled with weakening demand caused by the slowdown of the U.S. economy, the domestic and international markets are gradually improving. We are implementing a number of strategies, including the promotion of our Supply Chain Management (SCM) system, to expand business in this field.

In addition, we are developing various e-commerce initiatives. As part of this effort, we set up Chemical Mall Asia-Pacific Co., Ltd. together with other trading companies.

STRATEGIES

We have reorganized our structure, previously consisting of the two divisions of Fine & Inorganic Chemicals Division and Plastics & Organic Chemicals Division, to create a three-division system of Inorganic & Specialty Chemicals Division, Life Science Division, and Plastics & Organic Chemicals Division. The new structure is designed to enable us to focus our management resources on areas where we have strong expertise and to specialize in them.

We currently handle 60% of the sulfuric acid traded worldwide using Interacid Trading S.A., our subsidiary based in Switzerland, as our main agency. The Inorganic & Specialty Chemicals Division will continue to strengthen this operation as one of our core businesses. The division is also developing a number of new businesses in cooperation with Sumitomo Shoji Chemicals Co., Ltd., a wholly owned subsidiary, in IT-related fields such as materials for electronic components and other areas with high growth potential.

In the agricultural chemicals business, the Life Science Division is vigorously expanding sales in Eastern Europe by making full use of our SCM system, as well as building a sales network in China. In the highly specialized pharmaceutical and biotechnology businesses, the division will focus on niche markets where we have strong expertise. Also, we have decided to establish SC Bio Capital Co., Ltd., a biotechnology venture firm with total funds of ¥10 billion. Furthermore, Summit Pharmaceuticals International Corporation, our wholly owned subsidiary, is steadily expanding its services relating to drug discovery for pharmaceutical companies.

The Plastics & Organic Chemicals Division is increasing operational efficiency in the general plastics business undertaken by Sumitomo Shoji Plastics Co., Ltd., a wholly owned subsidiary. It is also working to expand the business in materials for electronic components. Cantex Inc., a Sumitomo Group company in the U.S., is improving its logistics significantly by introducing the latest enterprise resource planning (ERP) system and warehouse man-

□ Organization



Chemical Business Unit
Planning & Administration Dept., Chemical Business Unit
Chemical Business Investment Dept.
Inorganic & Specialty Chemicals Division
Inorganic Chemicals Dept., No. 1
Inorganic Chemicals Dept., No. 2
Specialty Chemicals Dept.
Life Science Division
Medical Science Dept.
AgriScience Dept.
Plastics & Organic Chemicals Division
Plastics Dept.
Organic Chemicals Dept.

agement system (WMS)* to increase operational efficiency and expand the revenue base. In the phenol business, we are boosting our capability to match supply with demand in Korea, Singapore, Thailand, the U.S., and other countries, thereby expanding our activities in this field.

* Warehouse management system. Real-time inventory control system with a bar code linkage with ERP (Enterprise Resource Planning) system.


Cantex's new switch box product, "EZ BOX."

HIGHLIGHTS

In 1992 we acquired the PVC pipe division of Hersco Corp. in the U.S. to set up Cantex Inc. Based in Mineral Wells, Texas, Cantex has plants in five states. In the U.S., Cantex enjoys a 30% market share in PVC conduit for electric wires and telephone lines, its main products, with annual sales of 360 million pounds in volume and U.S. $ 200 million in net sales. Annual sales of PVC fittings and accessories stand at U.S.$56 million, commanding a 35% market share. The Chemical Business Unit is supplying Cantex with cost-competitive raw materials, ensuring stable supplies, as well as conferring creditworthiness on the company. Cantex has grown steadily since we acquired the business, recording the highest profits for the year ending December 31, 2000. The company is currently building a distribution center, and introducing WMS and ERP systems to expand its revenue base by increasing manufacturing and logistics efficiency.

Net Sales


5%

Total Assets


5%

MINERAL RESOURCES & ENERGY BUSINESS UNIT

The need to develop clean energy resources is increasing against the background of rising concern about the global environment. At the same time, deregulation in the energy sector, particularly in the electricity industry, is progressing. With energy becoming ever more important, we established the Mineral Resources & Energy Business Unit to consolidate and strengthen our operational structure in the resources and energy field.

OPERATING ENVIRONMENT

Coal and iron ore imports have increased due to growth in domestic crude steel production. In the energy field, while crude oil prices remained at high levels, we were able to secure some profit margin by transferring the extra cost to the domestic prices of petroleum products. The price of copper has remained sluggish since the autumn of 2000 due to the slowdown of the U.S. economy, following an upward trend prompted by increased demand in the U.S. and a recovery in Asian demand. In the electricity business, new business opportunities have emerged thanks to the deregulation of electricity retailing.

STRATEGIES

In June 2001, we reached a basic agreement with Nissho Iwai Corporation to forge a strategic alliance, including a capital tie-up in the field of liquefied natural gas (LNG), in order to leap to the top position in the industry and to establish a firm business foundation in this field. LNG is expected to become the leading energy source for coming generations. To implement this, Sumitomo Corp. and Nissho Iwai will form an equally owned joint company. The new company will take over Nissho Iwai's business resources including existing interests in such countries as Indonesia and Qatar, as well as its sales organization and workforce, which will be integrated with Sumitomo's business foundation and workforce. The new company will aim to develop its overall LNG business by expanding existing interests and by actively undertaking new projects.

We will continue to concentrate our management resources on the coal business as one of our core operations. Petroleum and liquefied petroleum gas (LPG) are our core revenue bases, and we are reinforcing our trading activities to increase sales volumes in these fields. In the LPG business, we have established a third terminal for imported LPG in Chiba Prefecture, part of the Tokyo metropolitan area, in a bid to attain the 1 million-ton mark in domestic sales. Furthermore, we have entered new contracts with suppliers in Iran and Indonesia to expand the volume of international trading significantly. In the petroleum business, the Back Office Team was set up to deal with all paperwork, thereby enabling the sales staff to concentrate on sales activities. We also established e-OSN.com Pte. Ltd. in Singapore, the operating company of an e-commerce site for naphtha trading, jointly with other Japanese trading companies and major overseas traders to increase market liquidity in the Far East for greater business opportunities. In the nuclear power field, we concluded an agency agreement with Heathgate Resources Pty. Ltd., a uranium concentrate supplier in Australia.

Responding to the deregulation of domestic electricity retailing, in February 2001 we set up Summit Energy Corp., a licensed power supplier, together with Niihama-based Sumitomo Joint Electric Power Co., Ltd. to establish a foothold in the

Organization



Mineral Resources & Energy Business Unit
Planning & Administration Dept., Mineral Resources & Energy Business Unit
Mineral Resources Division
Coal Dept.
Iron Ore & Ferroalloys Dept.
Batu Hijau Project Dept.
Non-Ferrous Metals & Raw Materials Dept.
Rare-Metals & Battery Dept.
Energy Division, No. 1
Oil & Gas Planning and Development Dept.
Petroleum Refining & Supply Dept.
Petroleum Marketing Dept.
Liquefied Petroleum Gas Dept.
Energy Division, No. 2
Energy Business & Project Development Dept.
Nuclear Energy Dept.
Carbon Dept.

electricity retailing business. Summit Energy is planning to sell surplus electricity supplied by Sumitomo Joint Electric Power and Amagasaki Utility Service Corp. to customers who are major users of high supply-voltage in western Japan (60-Hz area). The company intends to extend its services to eastern Japan (50-Hz area) once a stable supply is secured in the region.

In mineral resources development, we are progressing with our policy of pulling out of low-return businesses. On the other hand, our most important strategy remains strengthening the global supply network of copper, coal, and iron ore. To this end, we are working to secure high-quality sources in Indonesia, Australia, the U.S., Chile, and South Africa. One such source is the Batu Hijau copper and gold mine in Indonesia, one of the largest in existence. Since it began production in September 1999, the mine has steadily increased its output while endeavoring to cut production costs.

We are currently deploying unique functions to hold the highest share in the niche market for carbon electrode products exported from Japan, including electrodes, cathodes, and needle coke. In this field, we are developing a global business that is not limited to exporting from Japan. As part of this strategy, we are enhancing the value of our services by providing additional ones relating to the sales infrastructure, such as those pertaining to our specialist staff, credit, information, and capital. As a result, we won distribution rights for the U.S. market from a European electrode manufacturer.

Finally, in the battery field, we established the Rare-Metals & Battery Department to step up our operations, which range from resource development to the trading of raw materials of battery products.


The Batu Hijau copper and gold mine passed completion tests in October 2000 and is now in full operation.

HIGHLIGHTS

The Batu Hijau copper and gold mine in Indonesia successfully began production in September 1999. We arranged U.S.$1 billion project financing together with Newmont Mining Corp. of the U.S., our partner in this project. Having passed the lenders' completion tests in October 2000, the project financing became non-recourse to the partners. The mine is now in full operation with approximately 4,000 employees. Batu Hijau is one of the largest mines in the world, with ore reserves of approximately 1 billion tons (copper content 0.5%), and has an expected operational life of more than 20 years. Batu Hijau is anticipated to produce 700,000 – 900,000 tons of copper concentrate annually in the medium and long term to become a valuable source for copper smelting companies around the world.

Net Sales


13%

Total Assets


5%

CONSUMER GOODS & SERVICE BUSINESS UNIT

The Consumer Goods & Service Business Unit operates in businesses that deal directly with consumers. Its basic strategy is twofold: to strengthen and expand the retail business by quickly responding to quantitative and qualitative changes in consumption patterns, and to promote upstream materials-related operations that reflect changing consumer needs.

OPERATING ENVIRONMENT

The retail environment is undergoing a significant change as consumer spending remains sluggish with shoppers increasingly opting for lower-priced goods, prompting a sharp increase in the imports of cheap apparel and agricultural products. Simultaneously, globalization and the spread of the IT revolution are accelerating a change in the consumption structure, which is also prompted by the aging of the population and declining birth rates. These changes are opening up new business opportunities for us on an unprecedented scale, and we will take full advantage of this situation by closely responding to shifting consumer needs.

STRATEGIES

The Consumer Goods & Service Business Unit operates in business areas that deal directly with consumers. Our basic strategy is twofold: to strengthen and expand the retail business by closely responding to quantitative and qualitative changes in the consumption pattern, and to promote upstream materials-related operations that reflect varying consumer needs.

In April 2000 we acquired a stake in The Seiyu, Ltd., a leading supermarket chain with approximately 200 stores located mainly in the Tokyo metropolitan area. We are currently developing a variety of collaborative projects with Seiyu. For example, we will provide Seiyu with merchandise that is popular with consumers, such as tinned fruits, meat, and bananas in the agricultural and fisheries product sector and clothing manufactured abroad in the textile sector. Joint merchandise sourcing and cooperation in a wide range of fields, such as information systems, logistics, and store development, are also planned.

Summit Inc. is a wholly owned supermarket chain specializing in foodstuffs. It was launched in 1963, making it our first retail operation. The chain now operates 70 stores, mainly in the Tokyo metropolitan area. Despite the continuous slump in consumer spending, Summit recorded a 50% year-on-year increase in annual profits in the fiscal year ending March 31, 2001. In 1999 we acquired a 20% stake in Mammy Mart Corp., a supermarket chain that operates about 40 stores mainly in Saitama Prefecture, and it is also steadily expanding its revenues. We will consider forming further alliances to expand our operational base in this field. We are planning to expand our retail business drastically through the approximately 300 stores operated by Seiyu, Summit, and Mammy Mart. To this end, we will optimize our manufacturing and sourcing operations worldwide by making full use of our global network and our expertise in

Organization


Consumer Goods & Service Business Unit
Planning & Administration Dept., Consumer Goods & Service Business Unit
Foodstuff & Fertilizer Division
Planning & Development Dept. (Foodstuff & Fertilizer)
Fertilizer Dept.
Meat & Meat Products Dept.
Grain Dept.
Feedstuff Dept.
Oils & Fats Dept.
Food Dept., No. 1
Food Dept., No. 2
Sweeteners & Starch Dept.
Fruits & Vegetables Dept.
Textile Division
Apparel Dept., No. 1, Tokyo
Apparel Dept., No. 2, Tokyo
Retail & Consumer Service Division
Retail & Consumer Service Dept.
Direct Marketing Dept.
Jewelry Dept.

organizing efficient logistics to provide Japanese consumers with merchandise that meets their increasingly diverse and complex needs.

In the foodstuff business, we are strengthening our supply capacity for perishables (vegetables, meat, and fish) in cooperation with Sumisho Fresh Meat Co., Ltd. and SC Foods Co., Ltd., which recently expanded its procurement and processing bases in China. In the textile business, we are expanding our production capacity in Vietnam, one of our key manufacturing bases. As part of such efforts, in November 2000 we opened Summit Garment Saigon (SGS), a plant under our direct management, to manufacture products exclusively for the Japanese market. Furthermore, in addition to the supermarket business we are developing and expanding various chain store operations, including the TomoD's and American Pharmacy dispensing drugstore chains and the Segafredo Zanetti chain of Italian-style café bars.

In e-commerce, Otto-Sumisho Inc., a mail-order company mainly selling European-designed women's clothing, and Eddie Bauer Japan Inc., a retail operation specializing in outdoor clothing, are now marketing their merchandise online in addition to the existing sales channels of catalogs and specialty stores. We are developing a number of new e-commerce businesses that meet changing consumer needs. For instance, we launched the Hanacupid flower gift site in May 2000 in partnership with the Japan Florist's Telegraph DeliveryAssociation (http://www.i879.com) and Asia Min^2 Market (http://store.lycos.co.jp/asia), an online sales site for frozen ethnic foods, jointly with Lycos Japan, Inc. in December 2000.



With approximately 700 employees, the SGS factory produces 250,000 outer garments and trousers and 300,000 shirts a year.

Net Sales


9%

Total Assets


5%

HIGHLIGHTS

The Textile Division is expanding its production capacity in Vietnam, one of our key production bases. We are operating eight apparel manufacturing plants in the country, including three under our direct management. In addition, more than 10 plants are on standby to take orders when we require extra capacity. In November 2000 we consolidated and relocated two plants, out of our three directly managed plants, to a new site and reorganized them to form the SGS plant to increase production capacity and the number of items handled. In addition, we started CAD data transmission tests via the Internet. By 2001, SGS will introduce a Supply Chain Management (SCM) system. Regarding logistics, in cooperation with group companies, we support total distribution from production sites in Vietnam to individual customers' stores in Japan.

MATERIALS & REAL ESTATE BUSINESS UNIT

In the materials business, we will strengthen our operations in areas where we have strong expertise, such as cement, timber, paper pulp, used paper, and tires. In the construction and real estate business, we aim to expand our business with rental, sales, and fee-based operations as our core revenue bases.

OPERATING ENVIRONMENT

In the materials business, demand for timber and cement remained sluggish owing to the prolonged slump in the construction market. On the other hand, demand for paper grew, with annual sales of paper and cardboard increasing 1.1% and 2.1%, respectively, compared with the previous year. Tire exports, mainly to the U.S. market, increased steadily thanks to the previously brisk U.S. economy.

In the construction and real estate business, overall sales of condominiums were steady despite a record supply. However, with the growing popularity of city-center housing, the market is showing signs of increasing polarization, with a greater contrast in popularity observed between properties. In the office building market, demand for offices in the Tokyo metropolitan area is improving, in particular for centrally located, new, and large buildings, as the concentration of firms in Tokyo has accelerated owing to increasing investments in IT and the consolidation of management resources. On the other hand, demand for office buildings in local cities remains depressed.

STRATEGIES

In the materials business, we have the largest share in cement trading among Japanese trading companies. We will strengthen sales of ready-mixed concrete to general contractors, while expanding cement sales to ready-mixed concrete manufacturers. In the timber business, we are bolstering the operations of Sumisho Building Materials Co., Ltd., currently the second-largest distributor of building materials in Japan. We are securing a stable supply of timber from sustainable sources in Russia, where we operate two timber plants, by building strong relations with our local partners. To ensure a long-term, stable supply of paper pulp, we are implementing reforestation projects in Chile, Ecuador, and South Africa. In the used paper field, as demand for paper recycling grows rapidly, we will step up our yard operation to collect and sort used paper, while expanding our network in Asia and other parts of the world.

In the tire business, we are currently the fourth-largest distributor of own-brand tires in the U.S. We set up a new logistics center in Memphis, Tennessee, in a bid to increase our share in the country.

The main areas of our construction and real estate business are rental (office buildings and commercial facilities), sales (condominiums, housing plots, and houses), and fee-based operations (consultancy and management services). We are working to expand our business by adjusting the balance between these asset-, turnover-, and know-how-based operations in accordance with changes in the economic environment. In each sector, we are promoting strategic areas of business. In the rental sector, we are focusing on efficient management of buildings we own in the Kanda and Harumi areas of Tokyo. In sales, we are concentrating on the sale of high-grade condominiums in the Tokyo metropolitan area, where steady demand exists. In the fee-based business, we

■ Organization


Materials & Real Estate Business Unit
Materials & Supplies Division
Construction & Real Estate Division
Planning & Administration Dept., Materials & Real Estate Business Unit
Materials & Supplies Development Dept.
Cement Dept.
Lumber & Building Materials Dept.
Pulp & Paper Dept., No. 1
Pulp & Paper Dept., No. 2
Tire Dept.
Construction & Real Estate Planning Dept.
Building & Overseas Real Estate Business Dept.
Housing Development Dept.
Real Estate Business Dept., Sendai
Urban Development & Construction Dept.
General Construction Development & Coordination Dept.

are promoting local-authority projects in response to new trends in public-sector work such as private finance initiative (PFI). Furthermore, we have highly sophisticated expertise in the management of commercial complexes. In the past fiscal year we opened three major commercial facilities: Universal City Walk Osaka; Chishima Garden Mall in Osaka; and DECKS Tokyo Beach Island Mall in Daiba, Tokyo. In April 2001 we opened Harumi Triton in Tokyo. As consumer spending remains sluggish, commercial facilities are facing a major shake-up. In this situation, the importance of management know-how is increasing. We have consolidated our commercial facilities management companies in Tokyo, Osaka, and Sendai to unify the information system, strengthen tenant recruitment, and enhance negotiation power.



Bird's-eye view of Harumi Island Triton Square.

HIGHLIGHTS

Facing Tokyo Bay, Harumi Island Triton Square is a large-scale redevelopment project covering approximately 100,000 m² to create a new town that combines work space (offices) with leisure space (cultural and commercial facilities) and living space (housing). Its total floor area amounts to approximately 600,000 m².

Since we acquired a parcel of land within the redevelopment area 17 years ago, we have been playing a leading role in the project, providing the partnership of Urban Renewal Cooperative, Urban Development Corp., and the government with sophisticated know-how and coordination capabilities in every step of the project, ranging from the creation of the master plan to the management of facilities. In May 2001 we moved our Tokyo Head Office, which had been spread over several buildings in Chiyoda-ku, Tokyo, to Harumi Island Triton Square together with 35 of our Group companies, marking the beginning of our "Harumi era" at the start of the new century.

Net Sales


6%

Total Assets


11%

FINANCIAL & LOGISTICS BUSINESS UNIT

We aim to create businesses based on entirely new concepts that transcend the traditional function of a trading company by making full use of financial technology (FT) and logistics technology (LT). In the logistics business, we set up the Logistics Business Development Department to enhance our capability to provide logistics services, including the development of Supply Chain Management (SCM) systems by making full use of IT.

OPERATING ENVIRONMENT

In the financial business area, although a temporary slowdown in merger and acquisition activities and venture fund business was observed due to a sharp fall in U.S. stock prices in the technology sector, demand for new financial services such as products for diversification in asset management remains strong. Against this backdrop, the financial industry is expected to undergo further deregulation and reorganization. In addition, as a global trend, the emergence of new financial markets such as emissions trading and weather derivatives is being observed.

In the logistics sector, the rapid spread of IT is promoting the creation of new businesses relating to SCM that make full use of IT and LT.

STRATEGIES

We are aiming at creating businesses with new concepts that are unlike conventional *sogo shosha* by making full use of FT and LT.

In the financial business, in November 2000 we set up Digitalnonbank Co., Ltd., an Internet financial service company, jointly with Sumitomo Group financial companies. Digitalnonbank plans to provide various financial services to the B2B e-commerce community, including the provision of credit.

In the venture fund sector, we established a biotechnology venture fund in partnership with Summit Pharmaceuticals International Corp. and SC BioSciences Corp.

Sumisho Capital Management Co., an investment adviser founded in fiscal 2000, started providing alternative investment products that make use of our expertise in managing financial and commodity futures. This service has been expanding steadily since its launch.

In the logistics business, we are building a network by connecting our distribution centers and logistics capabilities across the world to produce their synergistic effects. We set up the Logistics Business Development Department to enhance our capabilities in providing logistics services, including the development and implementation of SCM systems by making full use of IT. Working jointly with our third-party logistics (3PL)* subsidiary, All Trans Co., Ltd., we are rendering a wide range of logistics solutions to create and optimize the value chains with our customers. We also continue to develop new business in logistics. One such example is Logilink Japan Co., Ltd., which we established in September 2000 jointly with other integrated trading companies in Japan. The company provides a logistics portal site on the Internet with a nationwide Matching Site for demand and supply of cargoes, empty trucks, and warehouse space.

The transportation of semiconductor production equipment to overseas production bases is a highly specialized operation and requires sophisticated know-how. Sumitrans (Japan) Corp., our wholly owned subsidiary, enjoys an enviable reputation in this field, serving leading Japanese and U.S. semiconductor

▫ Organization



Financial & Logistics Business Unit
Planning & Administration Dept., Financial & Logistics Business Unit
Financial Service Division
Financial Business Dept.
Investment Development Dept.
Commodity Business Dept.
Logistics & Insurance Division
Logistics Business Development Dept.
Logistics Dept., Tokyo
International Traffic Dept.
Logistics Business Dept.
Insurance Business Dept.
Overseas Industrial Park Dept.

manufacturers.

In the overseas industrial park business, we began marketing the first phase of the Thang Long Industrial Park in Vietnam, where tenants, mainly Japanese companies, are already moving in. The Thang Long Industrial Park is our third industrial park project, following the East Jakarta Industrial Park in Indonesia and the First Philippine Industrial Park. Our involvement in these projects is not limited to their development and marketing: we are also providing tenants with comprehensive support services, aiming to establish the industrial park operation as one of the core bases for development of our logistics business.

* Third-Party Logistics. Outside contractors of comprehensive corporate logistic activities to achieve logistics optimization.



UNIVERSAL STUDIOS
JAPAN

Universal Studios Japan opened in March 2001. We undertook the transportation of all its 18 attractions to the site from the U.S. and other countries, delivering them on time in accordance with its construction schedule.

HIGHLIGHTS

The Logistics & Insurance Division, together with the Machinery & Electric Systems Division, transported the equipment for all of the 18 attractions installed at Universal Studios Japan, which opened in Osaka in March 2001. This project involved transporting equipment supplied by some 85 companies spread across the U.S., Europe, and Japan to Universal Studios Japan. We ensured smooth logistics operations by stationing our staff members in the U.S. and at the construction site in Japan. We also set up dedicated warehouses in both countries to manage shipping from each vendor and organized just-in-time delivery in accordance with the construction schedule. In addition, we provided process management information to Universal Studios Japan and contractors using an Internet-based cargo tracking system we developed in 1999 to obtain status information on equipment in transit.

Net Sales



1%

Total Assets



2%

Domestic Offices and Subsidiaries
Overseas Offices and Subsidiaries

■ Domestic Offices and Subsidiaries

Kansai Regional Business Unit

From April 2001, the business administrative structure of the Kansai-Shikoku region has been renovated. In addition to reorganizing the 23 departments in Osaka, the Kobe office and the Kyoto, Wakayama, Himeji, Okayama, Shikoku (Takamatsu), and Niihama branch offices have all become part of the Kansai Regional Business Unit.



UNIVERSAL
City
WALK
OSAKA
Welcome to Hollywood

Universal City Walk Osaka. The shopping complex boasts unique specialty stores and restaurants direct from Hollywood, offering customers a completely new shopping experience. Many of them are the first such outlets opened in Japan or in the Kansai region.

Taking this opportunity, along with converting to the wide-area management system of regional leadership, we are working toward implementing more efficient management, further strengthening our business, and responding promptly and energetically to customer needs in the Kansai-Shikoku region. We of course intend to promote our business activities in the Kansai region and we will also strive to develop business globally, placing great attention on our integrated strength and networking with each Business Unit of the Tokyo Head Office, the corporate departments, domestic and international local headquarters, and every group company in Sumitomo Corp.

Universal City Walk Osaka Business Launched

Located at the entrance to Universal Studios Japan, which opened in Konohana-ku, Osaka, is the Universal City Walk Osaka. This commercial facility, in which Sumitomo Corp. was a major developer, began operations in March 2001. Universal City Walk Osaka's facilities provide streets brimming with Hollywood ambiance, with 56 unique shops and restaurants. The office building on which construction had started at the same time was completed in March 2001, and two hotels (Keihan and Kintetsu) are scheduled to open in July 2001.

Chubu Regional Business Unit

Central Japan (Chubu) International Airport (CJIA) will be constructed 35 km south of Nagoya in the waters offshore of Tokoname, and will play an important role as an international hub airport along with New Tokyo (Narita) Airport and Kansai International Airport.

The CJIA will be an offshore airport, following Kansai International Airport, enabling aircraft to land and take off 24 hours a day without time constraints.

It is scheduled to open in March 2005, and construction started in August 2000. The total business budget of this airport comes to ¥768 billion, or ¥1,200 billion if related business is included.

The Chubu Regional Business Unit is working energetically to ensure that it concludes a number of contracts for construction materials, such as steel, ready-mixed concrete, and sand and gravel. As a result, a consortium of Sumitomo Corp., Sumitomo Osaka Cement Co., Ltd., and related organizations has been selected as the official supplier of ready-mixed concrete to the airport island.

Kyushu-Okinawa Regional Business Unit

Japan's first modern steel manufacturing began in Kyushu 100 years ago. Today, this southern island accounts for 10% of national GDP and hosts one-third of Japan's semiconductor manufacturing, earning it the nickname of Japan's "Silicon Island." Seven offices have been established in the Kyushu-Okinawa Regional Business Unit, and are contributing to the development of the regional economy.

With strong geographical and historical ties to Asian countries, Sumitomo Corp. is energetically striving to increase imports, for example, of high-quality textile products manufactured under Japanese guidance from countries such as China. We have also invested in companies engaging in IT such as Koala, an asymmetric digital subscriber line (ADSL) communications business in Fukuoka, and Okinawa Digital Center, an archive business in Okinawa, in preparation for the era of electronic administration.

Net Sales



20%

Total Assets



14%

Our aim is to integrate the global product strategy of our business units and the regional strategy of our overseas and domestic offices and subsidiaries, and thus employ our integrated strength to its fullest potential.
We are striving to build stronger and more efficient business of our overseas and domestic offices and subsidiaries through regionally based operations, and are promoting wide-scale operations, by which a wider area is covered in cooperation with neighboring offices.

■ Overseas Offices and Subsidiaries

America

Sumitomo Corporation of America (SCOA) is actively supporting the global product strategy of each business unit of the Tokyo Head Office, and is simultaneously engaging in a wide range of enterprises. In addition to PVC pipe manufacturing, residential development, automobile dealerships, and steel service centers, we are also making optimum use of information technology (IT) and logistics technology (LT) in globally promoting our oil well casing pipe business with major oil companies. We are also cooperating with 54 corporate groups in developing businesses throughout the Americas.

Making the most of Sumitomo Corp.'s integrated strength, we have received orders for equipment for major projects, such as an Automated People Mover system for the Miami International Airport and gallery cars for the Chicago METRA commuter rail system. We are strategically meeting the challenges in such fields as the IT industry, pharmaceuticals, and biotechnology. Through Presidio Venture Partners, we are investing in venture businesses in the IT field, and in addition to capital gains we are striving to discover new businesses and investment enterprises.

With the expanded trade and investment among the U.S., Canada, and Mexico under the North American Free Trade Agreement (NAFTA), as well as the Free Trade Area of the Americas (FTAA) to be inaugurated in 2005, ties are deepening among the Sumitomo Corp. offices throughout North and South America. As a result, we will be able to employ our fully integrated strength throughout the region to expand investment opportunities and promote even more efficient management.

Europe

The accelerating move to expand and strengthen the EU by introducing the euro into circulation in January 2002, and the EU's continuing strong economy are leading to a large-scale reorganization of European industry. Against this economic backdrop, Sumitomo Corp. Europe Plc (SCEU) is shouldering its share of implementing the important strategy of each business unit of the Tokyo Head Office. In addition to expanding existing business in the various countries and branches, we are energetically constructing new businesses according to our all-encompassing integrated management system that goes beyond the limits of individual regions and national borders and fully utilizes our offices in 19 cities and 16 countries of Europe.

In recent years in particular, Central Europe (Poland, the Czech Republic, and Hungary) has enjoyed steadily improving economic health as a manufacturing region in which the major impetus comes from the automotive and home appliance industries, and their peripheral industries. This region is expected to establish a firm position as a world-class manufacturing base to rival the Asian region within two or three years. To support the efforts of Japanese enterprises to expand into the region, Sumitomo Deutschland GmbH and others are relocating many specialists to reside in the area and assist companies there. We are striving to broaden our regional operations by exhibiting our integrated strength while utilizing our own logistics, financial, and information technologies.

Net Sales



11%

Total Assets



10%



This 42-story skyscraper in Manhattan, New York symbolizes Sumitomo Corporation of America (SCOA)'s office building business. In addition, SCOA's office space occupies the upper four floors.

China

Over 20 years have passed since China began its Economic Liberalization Policies, and in that time the manufacturing structure has been modernized and the market economy has permeated the country. Private enterprises have also emerged, and today the Chinese economy is undergoing profound change.

China is moving toward joining the World Trade Organization (WTO) in the latter half of 2001. Entering this global organization will result in regulations being loosened and accelerate an inrush of foreign-funded enterprises mindful of the fact that this is a vast territory with an enormous consumer market comprising 1.3 billion people. China is surely the most important market of the 21st century, and without doubt will become a crucial manufacturing base from the global business perspective of seeking lower production costs.

While striving against that backdrop to build efficient operations in three regions such as the north, east, and south of China through promoting unified management that utilizes our integrated strength, our entire organization in China is setting its sights on further expanding its scope by taking full advantage of its wealth of IT-related businesses and Supply Chain Management (SCM), and is energetically promoting transactions utilizing its logistics functions.

Through Sumitomo Corp. (China) Holding Ltd. we will also expand our investments in various local businesses that contribute to the achievements of each of our offices in China.

FINANCIAL SECTION

Contents



Management's Discussion and Analysis of Operations

1. Operating Environment (For the year ended March 31, 2001, compared with the previous fiscal year)

The Japanese economy recovered gradually for a while, due to increased exports and corporate capital outlays. However, consumer spending remained sluggish at the beginning of the year contrary to general expectations and exports declined from the autumn of 2000, as the economies in the U.S. and Asia slowed down. As a result, the economic recovery stalled. Against this backdrop, the stock market showed a general downward trend throughout the year.

Newly industrializing economies (NIEs) and members of the Association of Southeast Asian Nations (ASEAN) continued to recover in the first half of the year, driven by an increase in exports centering on IT-related products coupled with a recovery in domestic demand. Their economic recovery slowed down, however, in the second half as the growth in exports was arrested owing to the slowdown of the U.S. economy. On the other hand, the Chinese economy continued to grow steadily, backed by increasing exports and effective fiscal policies.

In the U.S., the economy continued to grow in the first half of the year, thanks to higher capital spending, mainly in IT. However, a tightening of monetary policy in the first half started to show its effects and industrial output declined in the second half. Business confidence plummeted at the beginning of 2001, with a sharp fall in stock prices led by IT shares, prompting an easing of the monetary policy.

European Union (EU) members saw their economies grow throughout the year, as exports rose with the weak euro, and capital expenditure and consumer spending remained strong. However, some worrying signs have been appearing since the beginning of 2001, such as declining business confidence and unemployment in Germany ceasing to fall.

2. Income Analysis (For the year ended March 31, 2001, compared with the previous fiscal year)

Overview

Net income increased by ¥5.2 billion from the previous fiscal year to ¥40.3 billion this year. The main factors that contributed to this growth were an increase in gross trading profit thanks to the strong performance of the majority of consolidated subsidiaries, reductions in various expenses as implemented to strengthen cost-competitiveness, gains on media and electronics-associated business investment, and settlement received on copper trading litigation. The main factors that affected the Company's performance negatively are aggressive direct write-offs resulting from the sale or pulling out of unprofitable businesses executed as the final step to complete the Reform Package, and the impairment of long-lived assets related to low-return businesses.

Total Trading Transactions

Total trading transactions for fiscal 2001 amounted to ¥10,080 billion, a 5.4% decrease from the previous fiscal year. This was due mainly to a decline in domestic trading of machinery, the sale of the domestic cigarette business, a decrease in infrastructure-associated business in Asia, and a reduction in the international trading of ships, despite the increase in the fuels business due to the rising price of crude oil and petroleum products.

Gross Trading Profit

Although total trading transactions decreased by 5.4%, gross trading profit increased by ¥13.7 billion from the previous fiscal year to ¥488.4 billion due to increased profits from Sumitomo Corporation of America, from the production of PVC pipe for housing use also in North America, and from IT-related business in Japan.

Breakdown of Total Trading Transactions by Operating Segment:

For the years ended March 31, 2001, 2000, and 1999	Billions of Yen 2001	2000	1999	Millions of U.S. Dollars 2001
Iron & Steel Group	¥ 931	¥ 910	¥ 1,019	$ 7,390
Machinery & Electric Group and Media, Electronics & Information Business Group	3,671	3,958	4,374	29,139
Non-ferrous Metals/Chemicals/Petroleum & Carbon Group	1,866	1,870	1,857	14,806
Living Related Group and Retail & Consumer Services Division	1,902	2,313	2,317	15,094
Domestic Branches	855	860	921	6,784
Overseas Trading Subsidiaries	750	673	825	5,952
Segment Total	9,975	10,584	11,313	79,165
Corporate and Eliminations	105	72	66	835
Consolidated	¥10,080	¥10,656	¥11,379	$80,000

Iron & Steel Group

Trading increased by 2.4% from the previous fiscal year due mainly to the addition of newly consolidated subsidiaries in fiscal 2001.

Machinery & Electric Group and Media, Electronics & Information Business Group

Trading decreased by 7.2% from the previous fiscal year due mainly to a decline in domestic trading of machinery, decrease of infrastructure-associated business in Asia, and decrease in the international trading of ships.

Non-ferrous Metals/Chemicals/Petroleum & Carbon Group

Trading decreased by 0.2% from the previous fiscal year due mainly to a drop in the trading of nonferrous metals, offsetting the increase in the fuels business due to the rising price of crude oil and petroleum products.

Living Related Group and Retail & Consumer Services Division

Trading decreased by 17.8% from the previous fiscal year due mainly to the sale of the domestic cigarette business.

Overseas Trading Subsidiaries

Trading increased by 11.4% from the previous fiscal year due mainly to the steady growth of steel pipe trading through subsidiaries in North America and Asia.

Breakdown of Gross Trading Profit by Operating Segment:

For the years ended March 31, 2001, 2000, and 1999	Billions of Yen 2001	2000	1999	Millions of U.S. Dollars 2001
Iron & Steel Group	¥ 39	¥ 34	¥ 40	$ 306
Machinery & Electric Group and Media, Electronics & Information Business Group	155	158	144	1,231
Non-ferrous Metals/Chemicals/Petroleum & Carbon Group	75	70	73	598
Living Related Group and Retail & Consumer Services Division	143	159	149	1,138
Domestic Branches	21	20	21	164
Overseas Trading Subsidiaries	61	51	55	483
Segment Total	494	492	482	3,920
Corporate and Eliminations	(6)	(17)	(9)	(44)
Consolidated	¥488	¥475	¥473	$3,876

Iron & Steel Group

Gross profit increased by 13.3% from the previous fiscal year due mainly to the sale of our interests in an unprofitable coal business in Australia and the addition of newly consolidated subsidiaries in fiscal 2001.

Machinery & Electric Group and Media, Electronics & Information Business Group

Gross profit decreased by 2.0% from the previous fiscal year. Although profit rose in the information business thanks to the steady growth of software development and mobile phone sales subsidiaries in Japan, this was offset by the decrease in the infrastructure-associated business in Asia.

Non-ferrous Metals/Chemicals/Petroleum & Carbon Group

Gross profit increased by 8.0% from the previous fiscal year due mainly to the steady growth of the production of PVC pipe for housing use in the chemicals field and the rising price of crude oil and petroleum products in the fuels field.

Living Related Group and Retail & Consumer Services Division

Gross profit decreased by 9.8% from the previous fiscal year due to the sale of the domestic cigarette business, although the retail and consumer services business grew steadily.

Overseas Trading Subsidiaries

Gross profit increased by 20.6% from the previous fiscal year due mainly to the steady growth of steel pipe trading through Sumitomo Corporation of America.

Selling, General and Administrative Expenses

Due to reinforcement of cost-competitiveness and a change in the accounting status of domestic CATV operating companies from consolidated subsidiaries to associated companies, to which the equity method is applied, personnel expenses fell by 6.0% to ¥12.5 billion, while equipment expenses fell by 7.0% to ¥5.4 billion. As a result, selling, general and administrative expenses decreased by ¥18.1 billion from the previous fiscal year to ¥390.5 billion.

Provision for Doubtful Receivables

Total provision for doubtful receivables increased by ¥1.4 billion from the previous fiscal year to ¥8.9 billion.

Operating Income

As described above, due to the increase in gross trading profit and the decrease in selling, general and administrative expenses, operating income increased by ¥30.3 billion from the previous fiscal year to ¥88.8 billion.

Other Income (Expenses)

Interest Expense (Net of Interest Income)

Net interest expense decreased by¥4 billion from the previous fiscal year to ¥18 billion as a result of a reduction in interest-bearing liabilities due to the disposal of various businesses.

Dividends

Total dividends received remained on a par with the previous fiscal year at ¥5.9 billion.

Gain on Marketable Securities and Investments

Although the Company continued to realize gains on investments sold in media and electronics-associated businesses and sales from unwinding cross-held securities as in the previous year, overall gain on marketable securities and investments decreased by ¥6.1 billion from the previous fiscal year, to ¥37.2 billion net, due to other than temporary valuation losses in certain investments caused by the downturn in the stock markets.

Gain on Securities Transferred to Pension Fund

The Company contributed a part of its marketable securities to the pension fund at market price. The Company recognized gain amounted to ¥35 billion.

Gain on Sale of Subsidiaries

The gain of ¥17.1 billion reported in the previous fiscal year resulted from the sale of a domestic cigarette business and a leasing business in the U.S., implemented as part of the switching of existing assets.

Gain on Sale of Property and Equipment

Gross Trading Profit & Gross Trading Profit Ratio



(Billions of Yen)
(%)
500
400
300
200
100
0
5
4
3
2
1
0
473
475
488
4.16
4.45
4.85
'99
'00
'01

Operating Income



(Billions of Yen)
100
80
60
40
20
0
18
59
89
'99
'00
'01

Gain on sale of property and equipment remained on a par with the previous fiscal year at ¥1 billion.

Impairment Losses of Long-lived Assets

In the previous fiscal year, assets related to an overseas mining project and certain property held by the Company for sale were deemed to be impaired, resulting in a loss of ¥30.8 billion. This fiscal year, a loss of ¥7.7 billion was reported related to real estate property.

Settlement Received/ (Paid) on Copper Trading Litigation

The Company received ¥30 billion from a U.S. financial institution in a settlement of issues concerning the copper trading litigation and paid ¥10.9 billion to settle civil lawsuits brought against the Company in the U.S.

Loss on Termination and Restructuring of Projects

Loss on termination and restructuring of projects increased by ¥61.8 billion from the previous fiscal year to ¥67.2 billion. This increase was due to additional loss of direct write-offs of businesses, amounting to approximately ¥30 billion, as the Company vigorously implemented its policy of selling or pulling out of unprofitable businesses to complete the Reform Package; and provisions of approximately ¥37 billion for losses related to low-performing businesses and Southeast Asia exposures.

Net Income (Loss) & Return on Equity



(Billions of Yen)
(%)
40
30
20
10
0
-10
-20
8
6
4
2
0
-2
-4
-13
-2.2
35
5.8
40
6.4
'99
'00
'01

Other Income (Loss)

A loss of ¥13 billion was reported due to legal fees in lawsuits concerning the copper trading litigation, minority interests, and amortization of consolidation differences.

Equity in Earnings (Losses) of Associated Companies

The Company reported a loss of ¥6.5 billion in this category, a decrease of ¥12.1 billion from the previous fiscal year. This was due mainly to the reduction in ownership percentage of certain domestic CATV operating companies, which were categorized as consolidated subsidiaries in the previous fiscal year. Those associated companies currently have operating losses.

Net Income (Loss)

As a result of the above, the net income for this fiscal year was ¥40.3 billion, an increase of ¥5.2 billion from the previous fiscal year.

3. Liquidity and Capital Resources (For the year ended March 31, 2001, compared with the previous fiscal year)

Financial Position

As of March 31, 2001, total assets amounted to ¥4,950 billion, remaining at about the same level as the previous fiscal year.

This was due to an increase of receivables and payables-trade as a result of steady expansion of operating activities, which offset a reduction caused by the disposal of unprofitable businesses, implemented as the final step to complete the Reform Package, and a decrease in the market value of securities due to the sluggish stock market.

In addition to reduction of assets related to low-return operations, the Company also continued to reduce interest-bearing liabilities. As of March 31, 2001, these amounted to ¥2,704.3 billion, a decrease of ¥16.9 billion from the previous fiscal year.

Shareholders' equity amounted to ¥622.9 billion, a decrease of ¥11.2 billion from the previous fiscal year. This was due to a decrease of net unrealized holding gains on securities available-for-sale caused by a downturn in the stock market, although retained earnings increased, with the net income growing to ¥40.3 billion this year. As a result, shareholders' equity ratio fell by 0.3 points to 12.6%.

With both interest-bearing liabilities and shareholders' equity remaining at more or less the same level, debt-equity ratio (interest-bearing liabilities/shareholders' equity) stayed at the same level as the previous fiscal year at 4.3 points.

Liquidity and Capital Resources

	Billions of Yen			Millions of U.S. Dollars
As of March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Short-term				
Loans, principally from banks	¥ 405	¥ 273	¥ 781	$ 3,212
Commercial paper	416	286	442	3,300
	821	559	1,223	6,512
Long-term				
Secured long-term debt	75	81	124	597
Unsecured long-term debt				
Loans	1,504	1,677	1,494	11,939
Bonds and notes	304	404	407	2,415
	1,883	2,162	2,025	14,951
Interest-bearing liabilities	2,704	2,721	3,248	21,463
Others	175	179	186	1,387
	¥2,879	¥2,900	¥3,434	$22,850
Total assets	¥4,950	¥4,905	¥5,389	$39,286
Shareholders' equity	¥ 623	¥ 634	¥ 570	$ 4,944
Shareholders' equity ratio (%)	12.6	12.9	10.6	
Debt-equity ratio (times)	4.3	4.3	5.7	

□ Shareholders' Equity & Shareholders' Equity Ratio



(Billions of Yen)
(%)
700
600
500
400
300
200
100
0
14
12
10
8
6
4
2
0
570
10.6
634
12.9
623
12.6
'99
'00
'01

□ Interest-bearing Liabilities & Debt-equity Ratio



(Billions of Yen)
(%)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
7
6
5
4
3
2
1
0
3,248
5.7
2,721
4.3
2,704
4.3
'99
'00
'01

Credit Lines

The Company entered into line of credit agreements with three syndicates, the first consisting of nine major foreign banks headed by Citibank, the second consisting of seven Japanese city banks headed by Sumitomo Bank, Ltd. as of April 1, 2001, Sumitomo Mitsui Banking Corp., and the last consisting of 12 Japanese regional banks also headed by Sumitomo Bank, Ltd. These lines of credit are US$950 million with the foreign banks and ¥340 billion and ¥150 billion with the Japanese banks, respectively. As of March 31, 2001, the Company has not drawn down any loans using these lines of credit.

Cash Flow Analysis

In fiscal 2001, net cash provided by operating activities was ¥85.7 billion, almost the same amount as the operating income, while net cash of ¥62.8 billion was used in investing activities, mainly relating to completion of the new Harumi Head Office building.

Free cash flow for fiscal 2001 amounted to ¥22.9 billion. The drop of ¥247.2 billion from the previous fiscal year was due to the decrease of application of securities and time deposits last year as a result of securitization of ship loans and reduction of financial assets.

On the other hand, net cash provided by financing activities amounted to ¥14 billion.

As a result, cash and cash equivalents increased by ¥40.1 billion, including the effect of exchange rate changes on cash and cash equivalents.

Summary of Statements of Consolidated Cash Flows

	Billions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Net cash provided by Operating Activities	¥ 86	¥ 110	¥ 15	$ 681
Net cash provided by (used in) Investing Activities	(63)	160	(154)	(499)
Free Cash Flow	23	270	(139)	182
Net cash provided by (used in) Financing Activities	14	(350)	27	111
Effect of exchange rate changes on cash and cash equivalents	3	(9)	(4)	25
Net increase (decrease) in cash and cash equivalents	¥ 40	¥ (89)	¥(116)	$ 318

Working Capital & Current Ratio (Current Assets/Current Liability)



(Billions of Yen)
(%)
200
175
150
125
100
75
50
25
0
120
105
90
75
60
45
30
15
0
188
108.7
174
107.1
101.9
54
'99
'00
'01

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

As of March 31, 2001 and 2000

ASSETS

	Millions of Yen		Millions of U.S. Dollars
	2001	2000	2001
Current assets:			
Cash and cash equivalents	¥ 251,532	¥ 211,385	$ 1,996
Time deposits	5,194	6,149	41
Marketable securities (Notes 5 and 11)	14,877	30,480	118
Receivables—trade (Notes 6 and 11)			
Notes and loans	396,661	351,526	3,148
Accounts	1,174,220	1,066,175	9,319
Associated companies	195,120	128,841	1,549
Allowance for doubtful receivables (Note 8)	(11,600)	(11,554)	(92)
Inventories	418,585	373,334	3,322
Deferred income taxes (Note 12)	23,697	25,815	188
Advance payments to suppliers	61,072	71,644	485
Other current assets	97,232	78,759	772
Total current assets	2,626,590	2,332,554	20,846
Investments and long-term receivables:			
Investments in and advances to associated companies (Note 7)	242,516	180,264	1,925
Other investments (Notes 5 and 11)	704,039	887,884	5,588
Long-term receivable (Notes 6 and 11)	648,156	661,159	5,144
Allowance for doubtful receivables (Note 8)	(95,957)	(87,185)	(762)
Total investments and long-term receivables	1,498,754	1,642,122	11,895
Property and equipment, at cost (Notes 9 and 11)	1,038,712	1,185,342	8,244
Accumulated depreciation	(333,368)	(367,818)	(2,646)
	705,344	817,524	5,598
Other assets	119,391	112,444	947
Total	¥4,950,079	¥4,904,644	$39,286

LIABILITIES AND SHAREHOLDERS' EQUITY

	Millions of Yen 2001	Millions of Yen 2000	Millions of U.S. Dollars 2001
Current liabilities:			
Short-term debt (Notes 10 and 11)	¥ 820,534	¥ 559,182	$ 6,512
Current maturities of long-term debt (Notes 10 and 11)	285,764	398,224	2,268
Payables—trade			
Notes and acceptances	233,473	201,650	1,853
Accounts	824,005	739,045	6,540
Associated companies	51,107	37,381	406
Accrued income taxes	8,701	8,560	69
Other accrued expenses	45,473	57,686	361
Advances from customers	71,462	67,791	567
Other current liabilities	112,321	75,515	891
Total current liabilities	2,452,840	2,145,034	19,467
Long-term debt, less current maturities (Notes 10 and 11)	1,772,856	1,942,900	14,071
Accrued pension and severance liabilities (Note 13)	8,113	41,646	64
Deferred income taxes (Note 12)	24,358	74,068	193
Minority interests	68,955	66,773	547
Commitments and contingent liabilities (Notes 11 and 22)			
Shareholders' equity (Notes 14 and 17):			
Common stock, ¥50 par value—authorized 2,000,000,000 shares; issued 1,064,462,662 shares in 2001 and 2000	169,432	169,432	1,345
Additional paid-in capital	189,536	189,536	1,504
Retained earnings:			
Appropriated for legal reserve	17,235	16,384	137
Unappropriated	261,675	230,697	2,077
	278,910	247,081	2,214
Accumulated other comprehensive income (loss) (Note 15)	(14,728)	28,174	(117)
Treasury stock, at cost: 185,543 shares in 2001	(193)	—	(2)
Total shareholders' equity	622,957	634,223	4,944
Total	¥4,950,079	¥4,904,644	$39,286

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Income

For the years ended March 31, 2001, 2000, and 1999

	Millions of Yen			Millions of U.S. Dollars
	2001	2000	1999	2001
Total trading transactions (Notes 7 and 18)	¥10,080,062	¥10,656,046	¥11,378,831	$80,000
Gross trading profit (Note 18)	¥ 488,400	¥ 474,674	¥ 472,858	$ 3,876
Selling, general and administrative expenses	390,578	408,688	407,182	3,100
Provision for doubtful receivables (Note 8)	8,969	7,483	47,932	71
Total	399,547	416,171	455,114	3,171
Operating income (Note 18)	88,853	58,503	17,744	705
Other income (expenses):				
Interest expense (net of interest income: 2001, 2000, and 1999—¥42,299 million ($336 million), ¥43,069 million, and ¥64,753 million)	(18,010)	(22,070)	(24,981)	(143)
Dividends	5,979	5,646	6,634	47
Gain on marketable securities and investments, net (Notes 5, 7, and 13)	37,289	43,480	9,821	296
Gain on securities transferred to pension fund (Notes 5 and 13)	35,040	—	—	278
Gain on sale of subsidiaries	—	17,170	—	—
Gain on sale of property and equipment, net	1,035	1,312	28,497	8
Impairment losses of long-lived assets	(7,753)	(30,824)	(12,816)	(61)
Settlement received/(paid) on copper trading litigation (Note 22)	19,125	—	(17,563)	152
Loss on termination and restructuring of projects (Note 20)	(67,269)	(5,461)	—	(534)
Other, net	(13,014)	(10,907)	(3,246)	(103)
Other income (expenses), net	(7,578)	(1,654)	(13,654)	(60)
Income before income taxes and equity in earnings (losses) of associated companies	81,275	56,849	4,090	645
Income taxes (Note 12):				
Current	30,286	24,893	19,360	241
Deferred	4,193	2,543	(4,613)	33
Total	34,479	27,436	14,747	274
Income (loss) before equity in earnings (losses) of associated companies	46,796	29,413	(10,657)	371
Equity in earnings (losses) of associated companies, net (after income tax effect) (Notes 7 and 12)	(6,452)	5,652	(2,419)	(51)
Net income (loss)	¥ 40,344	¥ 35,065	¥ (13,076)	$ 320

	Yen			U.S. Dollars
Amounts per share (Note 17):				
Net income (loss):				
Basic	¥37.91	¥32.94	¥(12.28)	$0.30
Diluted	37.14	32.31	(12.28)	0.29
Cash dividends declared for the year	¥ 8.00	¥ 8.00	¥ 8.00	$0.06

The accompanying notes to consolidated financial statements are an integral part of these statements.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Shareholders' Equity

For the years ended March 31, 2001, 2000, and 1999

	Millions of Yen			Millions of U.S. Dollars
	2001	2000	1999	2001
Common stock:				
Balance, beginning and end of year	¥169,432	¥169,432	¥169,432	$1,345
Additional paid-in capital:				
Balance, beginning and end of year	¥189,536	¥189,536	¥189,536	$1,504
Retained earnings:				
Balance, beginning of year	¥247,081	¥220,532	¥242,124	$1,961
Net income (loss)	40,344	35,065	(13,076)	320
Cash dividends paid	(8,515)	(8,516)	(8,516)	(67)
Balance, end of year	¥278,910	¥247,081	¥220,532	$2,214
Accumulated other comprehensive income (loss) (Note 15):				
Balance, beginning of year	¥ 28,174	¥ (9,847)	¥ 18,298	$ 224
Other comprehensive income (loss) for the year, net of tax	(42,902)	38,021	(28,145)	(341)
Balance, end of year	¥ (14,728)	¥ 28,174	¥ (9,847)	$ (117)
Treasury Stock				
Balance, beginning of year	¥ —	¥ —	¥ —	$ —
Purchase of treasury stock	(193)	—	—	(2)
Balance, end of year	¥ (193)	¥ —	¥ —	$ (2)
Disclosure of comprehensive income (loss):				
Net income (loss) for the year	¥ 40,344	¥ 35,065	¥ (13,076)	$ 320
Other comprehensive income (loss) for the year, net of tax (Note 15)	(42,902)	38,021	(28,145)	(341)
Comprehensive income (loss) for the year	¥ (2,558)	¥ 73,086	¥ (41,221)	$ (21)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Cash Flows

For the years ended March 31, 2001, 2000, and 1999

	Millions of Yen			Millions of U.S. Dollars
	2001	2000	1999	2001
Operating activities:				
Net income (loss)	¥ 40,344	¥ 35,065	¥ (13,076)	$ 320
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	57,424	62,124	53,363	456
Provision for doubtful receivables	8,969	7,483	47,932	71
Gain on marketable securities and investments, net	(37,289)	(43,480)	(9,821)	(296)
Gain on securities transferred to pension fund	(35,040)	—	—	(278)
Gain on sale of subsidiaries	—	(17,170)	—	—
Gain on sale of property and equipment, net	(1,035)	(1,312)	(28,497)	(8)
Impairment losses of long-lived assets	7,753	30,824	12,816	61
Loss on termination and restructuring of projects	67,269	5,461	—	534
Equity in earnings (losses) of associated companies	6,452	(5,652)	2,419	51
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures				
Receivables	(124,889)	130,471	121,377	(991)
Inventories	(33,115)	20,442	14,687	(263)
Payables	125,476	(85,074)	(189,362)	996
Other, net	3,429	(28,622)	3,708	28
Net cash provided by operating activities	85,748	110,560	15,546	681
Investing activities:				
Expenditures for property and equipment	(132,313)	(145,631)	(97,626)	(1,050)
Proceeds from sale of property and equipment	86,352	47,227	55,429	685
Acquisition of investments	(337,386)	(133,537)	(178,043)	(2,678)
Proceeds from sale and maturity of investments	335,227	306,229	178,235	2,661
Increase in loans receivable	(153,391)	(96,525)	(183,473)	(1,217)
Reduction of loans receivable	134,124	141,763	84,561	1,064
Net increase (decrease) in time deposits	4,564	40,072	(13,279)	36
Net cash provided by (used in) investing activities	(62,823)	159,598	(154,196)	(499)
Financing activities:				
Net decrease in short-term debt	269,631	(599,037)	(295,983)	2,140
Proceeds from long-term debt	229,532	740,777	590,407	1,822
Repayment of long-term debt	(481,186)	(492,177)	(258,501)	(3,819)
Cash dividends paid	(8,515)	(8,516)	(8,516)	(68)
Proceeds from minority interest	4,555	9,164	—	36
Net cash provided by (used in) financing activities	14,017	(349,789)	27,407	111
Effect of exchange rate changes on cash and cash equivalents	3,205	(9,369)	(4,477)	25
Net increase (decrease) in cash and cash equivalents	40,147	(89,000)	(115,720)	318
Cash and cash equivalents, beginning of year	211,385	300,385	416,105	1,678
Cash and cash equivalents, end of year	¥ 251,532	¥211,385	¥ 300,385	$ 1,996

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Sumitomo Corporation (the "Company") is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2001 are included solely for the convenience of readers and have been made at the rate of ¥126=US$1, the approximate rate of exchange on March 31, 2001. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). In certain respects, effect has been given in the consolidated financial statements to adjustments that have not been entered in the Company and its consolidated subsidiaries' general books of account, which are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. The major adjustments include those relating to valuation of certain investment securities, impairment losses of long-lived assets and loans receivable, accounting for pension costs, deferred gain on sales of property for tax purposes and accrual of certain expenses and losses.

2. DESCRIPTION OF BUSINESS

The Company is one of the major Japanese "sogo shosha," or integrated trading companies. As a "Globally Integrated Trading Corporation," the Company and its consolidated subsidiaries (together, the "Companies") purchase, distribute and market a wide variety of commodities including raw materials, industrial goods, and consumer goods, for Japanese domestic trade, trade between Japan and other nations, and trade between third-party nations.

The Companies not only operate worldwide with trade in various commodities but also provide various services, such as financing arrangements for customers and suppliers, planning and coordinating, and operating industrial projects, and gathering a broad range of information. In connection with these services, the Companies engage in a wide range of business activities—developing market potential, providing services for logistics and transportation and for information and communications, engaging in construction, developing natural resources, functioning as organizer, investing in the growing high-technology and multimedia fields, and promoting environmental protection.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

(a) Consolidation and investments in subsidiaries and associated companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries. Associated companies consist of companies and corporate joint ventures owned 20% to 50%. Investments in associated companies, with minor exceptions, are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated. The excess of cost of the Companies' investments in subsidiaries and associated companies over their equity in the net assets at the dates of acquisition is generally amortized over periods ranging from five to twenty years.

The accounts of certain subsidiaries have been included on the basis of fiscal periods ended three months or less prior to March 31.

Minority interests in income of consolidated subsidiaries, which were included in "Other, net" in the accompanying statements of consolidated income, were loss of ¥5,174 million ($41 million), income of ¥3,684 million and income of ¥3,922 million for the years ended March 31, 2001, 2000, and 1999, respectively.

(b) Cash equivalents

For purposes of the statements of consolidated cash flows, the Companies consider highly liquid investments, including short-term time deposits, with an original maturity of three months or less, to be cash equivalents.

(c) Trading transactions

The Companies' total trading transactions includes the sales value of transactions in which the Companies act as principal and generally includes those in which the Companies act as agent. As to a substantial portion of the transactions in which the Companies act as principal, legal title to and payment for the goods pass through the Companies without physical acquisition or delivery by the Companies. Gross trading profit primarily consists of gross profit on principal transactions and commissions received on agency transactions.

(d) Foreign currency translation

Foreign currency financial statements of subsidiaries have been translated in accordance with SFAS No. 52, "Foreign Currency Translation." Pursuant to this statement, the assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting accumulated translation adjustments are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Foreign currency receivables and payables are translated into their respective companies' functional currencies at year-end exchange rates and the resulting exchange gains or losses are recognized in earnings (see Note 19).

(e) Inventories

Inventories mainly consist of commodities, materials and real estate for development and resale. Certain commodities such as nonferrous and precious metals, which have immediate marketability at quoted market prices, are marked to market. Cost of other commodities and materials is stated primarily at the lower of average cost or market. Cost of real estate held for development and resale is stated at the lower of cost specifically identified or market.

(f) Marketable securities and other investments

The Companies apply SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" to all marketable securities. Under this statement, all debt securities and marketable equity securities are classified as either (1) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (2) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of the accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets, or (3) held-to-maturity securities, which are accounted for at amortized cost. Unrealized losses deemed to be other than temporary declines of market values are charged to income.

Non-marketable securities held as investments are carried at cost.

The cost of securities sold is determined based on the average cost of all the shares of such security held at the time of sale.

(g) Allowance for doubtful receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the Companies' past credit loss experience and an evaluation of potential losses in the outstanding receivables.

In addition, the Companies apply SFAS No.114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No.118 (collectively, SFAS No.114). Under this statement, loss is recognized for impaired loans if the present value of expected future cash flows discounted at the loan's contractual effective interest rate (or, alternatively, at the observable market price of the loan or the fair value of the underlying collateral) is less than the recorded investment.

(h) Property and equipment

Property and equipment is stated at cost. Depreciation is computed principally on the declining balance method for equipment and on the straight-line or declining balance methods for buildings over their estimated useful lives.

(i) Commodity forwards and futures contracts

The Company and certain subsidiaries enter into commodity forwards and futures contracts principally as a means of hedging their inventories and trading commitments against market price fluctuations. These contracts relate principally to precious metals (mainly gold, platinum and silver) and nonferrous metals (mainly aluminum, nickel and copper). Changes in the market value of those forwards and futures contracts, as well as related inventory positions, are recognized in current income.

(j) Impairment of long-lived assets

The Companies have applied SFAS No.121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement requires that such assets, if impaired or to be disposed of, be reported at the lower of carrying amount or fair value less cost to sell (see Note 9).

(k) Employees' benefit plans

Costs of defined benefit plans, with certain minor exceptions, have been determined in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions" (as amended by SFAS No.132).

Most of the domestic subsidiaries have unfunded severance indemnity plans and the accrued severance liabilities of these subsidiaries are recorded based on the vested benefit obligation, which is the amount payable if all employees covered by the severance indemnities plan voluntarily terminated their employment at each balance sheet date.

(l) Income taxes

Income taxes are accounted for in accordance with SFAS No.109, "Accounting for Income Taxes."

Under this statement, the tax effect of temporary differences between the financial statements and income tax bases of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income.

Provision for deferred income taxes is not made on undistributed earnings of foreign and certain domestic subsidiaries and associated companies because the Company considers that such earnings are permanently invested and/or would not result in material additional taxation should they be distributed to the Company under current circumstances.

(m) Derivative financial instruments

The Companies utilize interest rate swap, interest rate cap, and futures contracts mainly as a means of managing their interest rate exposures on certain assets and liabilities under current hedge accounting. The amounts received or paid under the swap contracts are recognized as interest on the assets or liabilities hedged over the life of the contracts. Premiums paid for interest rate caps are amortized over the life of contracts and expensed as a part of interest expense.

The Companies also utilize foreign exchange forward contracts principally as hedges of receivables or payables and commitments denominated in foreign currencies. The gains and losses related to these forward contracts are offset against recognized gains and losses on the items hedged.

(n) Use of estimates in the preparation of the financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. For example, estimates are used when accounting for the allowance for doubtful receivables, inventories, investments, impairment of long-lived assets, income taxes and contingencies. Due to the inherent uncertainty involved in making estimates, actual results may differ significantly from those estimated and significant changes to estimates could occur in the future.

(o) Comprehensive income

The Companies have applied SFAS No.130, "Reporting Comprehensive Income." Comprehensive income consists of net income (loss), changes in foreign currency translation adjustments, net unrealized holding gains (losses) of securities available-for-sale, and pension liability adjustments, and is included in the statements of consolidated shareholders' equity.

(p) Amounts per share

Basic net income per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later), and that all convertible bonds were converted at the beginning of the year to the extent that it is not antidilutive.

Cash dividends per share presented in the accompanying statements of consolidated income represent the cash dividends declared applicable to each respective year, including dividends paid and recorded after the end of the year.

(q) Advertising

The costs of advertising are expensed as incurred.

(r) New accounting standards

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No.125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No.140 revises the standards for accounting for securitizations and requires certain disclosures. SFAS No.140 is effective for all transfers of financial assets occurring after March 31, 2001, and for disclosures relating to securitization transactions for fiscal years ending after December 15, 2000. The effect of adopting SFAS No.140 has not been material.

In June 1998, FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended, in June 2000, by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133." SFAS No.133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No.133 requires, as amended, that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. SFAS No.133, as amended by SFAS No.138, is effective for the fiscal year beginning after June 15, 2000. The Companies adopted SFAS No.133 and 138 for the year beginning April 1, 2001. As of April 1, 2001, the adoption of the new accounting resulted in immaterial impact to net income and a decrease to accumulated other comprehensive income of approximately ¥1,500 million ($12 million).

(s) Reclassifications

Certain reclassifications of previously reported amounts have been made to conform with current classifications.

4. CASH FLOW INFORMATION

Additional cash flow information was as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Cash paid during the year for:				
Interest	¥69,805	¥74,966	¥93,773	$554
Income taxes	30,844	23,192	21,153	245
Non-cash investing and financing activities:				
Capital lease obligations incurred	6,312	7,778	1,430	50
Reduction of loan receivables through securitization:				
Receivable	—	44,300	—	—
Loan receivables	—	46,000	—	—
Transfer of securities to pension trust	¥61,112	¥ —	¥ —	$485

5. MARKETABLE SECURITIES AND OTHER INVESTMENTS

(a) Marketable securities

Pursuant to SFAS No.115, all of the Companies' marketable equity securities and debt securities were classified either as trading, available-for-sale or held-to-maturity securities. Information regarding each category of the securities classified as trading, available-for-sale and held-to-maturity as of March 31, 2001 and 2000, including securities of which certain of the Companies were the beneficial owners under trust agreements with trust companies, was as follows (excluding non-marketable investments discussed below):

				Millions of Yen
As of March 31, 2001:	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading securities	¥ 149	¥ —	¥ —	¥ 149
Available-for-sale:				
Equity securities	305,291	128,567	13,417	420,441
Debt securities	15,224	702	59	15,867
Held-to-maturity	41,014	32	746	40,300
	¥361,678	¥129,301	¥14,222	¥476,757

				Millions of Yen
As of March 31, 2000:	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	¥370,228	¥273,747	¥30,372	¥613,603
Debt securities	33,513	45	1,400	32,158
Held-to-maturity	60,119	110	870	59,359
	¥463,860	¥273,902	¥32,642	¥705,120

				Millions of U.S. Dollars
As of March 31, 2001:	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading securities	$ 1	$ —	$ —	$ 1
Available-for-sale:				
Equity securities	2,423	1,020	106	3,337
Debt securities	121	6	0	126
Held-to-maturity	325	0	6	320
	$2,870	$1,026	$112	$3,784

A U.S. subsidiary sold its held-to-maturity security portfolio based on the subsidiary's view of the increased risk of issuer's credit worthiness during the year ended March 31, 2001. The sale did not result in a significant gain or loss for the year ended March 31, 2001.

The carrying values of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2001 and 2000 were summarized by contractual maturities as follows:

				Millions of Yen		Millions of U.S. Dollars
		2001		2000		2001
As of March 31, 2001 and 2000	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
Due in one year or less	¥ 1,307	¥ 2,678	¥17,118	¥13,362	$ 10	$ 21
Due after one year through five years	14,560	13,277	4,173	13,168	116	105
Due after five years through ten years	—	12,483	1,812	21,365	—	99
Due after ten years	—	12,576	9,055	12,224	—	100
Total	¥15,867	¥41,014	¥32,158	¥60,119	$126	$325

Proceeds from sales and gross realized gains and losses on available-for-sale securities for the years ended March 31, 2001, 2000, and 1999 were as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Proceeds from sales	¥163,248	¥102,165	¥62,186	$ 1,296
Gross realized gains	¥ 59,197	¥ 36,127	¥23,491	$ 470
Gross realized losses	1,359	2,239	892	11
Net realized gains	¥ 57,838	¥ 33,888	¥22,599	$ 459

In fiscal 2001, the Company contributed certain marketable equity securities, which did not include those of its subsidiaries and affiliated companies, to an employee retirement benefit trust fully administrated and controlled by an independent bank trustee, with no cash proceeds thereon. The transfer of the available-for-sale securities has been accounted for as a sale in accordance with SFAS No.125 and accordingly the recorded pension liability has been reduced by the fair market value of the transferred securities. The fair market value of those securities at the time of contribution was ¥61,112 million ($485 million). Net realized gain of ¥35,040 million ($278 million) from transfer of securities to the pension fund was recognized in the accompanying statements of consolidated income for the year ended March 31, 2001.

(b) Non-marketable securities and other investments

Other investments as of March 31, 2001 and 2000 included investments in non-traded, unassociated companies and life insurance policies, etc., amounting to ¥241,445 million ($1,916 million) and ¥212,484 million, respectively. Investments in non-traded securities of unassociated companies were carried at cost and investments in life insurance policies were reported at cash surrender value.

6. LOAN SECURITIZATION

In March 2000, the Company entered into a securitization transaction whereby ship loans totaling ¥100 billion were sold to an unrelated special-purpose company ("SPC"). At the same time, the Company made a subordinated loan of ¥10 billion to the SPC. As a result of these transactions, a net amount of ¥90 billion of loans was eliminated from the consolidated balance sheet as of March 31, 2000 in accordance with SFAS No.125 as replaced by SFAS No.140. The Company retained interests, which are subordinate to the investors' interests. Their value is subject to credit and interest rate risk on the sold financial assets, and calculated based on the key assumptions of expected credit loss rate of 0.15% and discount rate of 1.0%. The investors and SPC have no other recourse to the Company's other assets for failure of any loan borrowers to repay.

7. INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

The associated companies operate principally in the manufacturing and service industries and participate substantially in the Companies' trading transactions as either purchasers or suppliers.

Investments in and advances to associated companies as of March 31, 2001 and 2000 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
As of March 31, 2001 and 2000	2001	2000	2001
Investments in capital stock	¥197,186	¥150,306	$1,565
Advances	45,330	29,958	360
Total	¥242,516	¥180,264	$1,925

The carrying value of investments in associated companies as of March 31, 2001 and 2000 approximated the companies' equity in the underlying net assets. Investments in common stock of certain associated companies, as of March 31, 2001 and 2000 included marketable securities with the carrying amounts of ¥30,509 million ($242 million) and ¥24,917 million, respectively, with corresponding aggregate quoted market values of ¥24,702 million ($196 million) and ¥26,299 million, respectively.

Summarized financial information with respect to the associated companies, which are accounted for by the equity method as of March 31, 2001 and 2000, and for the years ended March 31, 2001, 2000, and 1999 is presented below:

	Millions of Yen		Millions of U.S. Dollars
As of March 31, 2001 and 2000	2001	2000	2001
Current assets	¥ 686,809	¥ 641,530	$ 5,451
Property, land and equipment—net	683,935	657,549	5,428
Other assets	821,127	653,938	6,517
Total assets	¥2,191,871	¥1,953,017	$17,396
Current liabilities	¥1,206,606	¥ 988,501	$ 9,576
Non-current liabilities	597,164	573,676	4,740
Shareholders' equity	388,101	390,840	3,080
Total liabilities and shareholders' equity	¥2,191,871	¥1,953,017	$17,396

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Net sales	¥907,992	¥771,845	¥815,961	$7,206
Net income (loss)	¥ (16,063)	¥ 11,983	¥ (23,138)	$ (127)

The Companies' total transactions with associated companies during the years ended March 31, 2001, 2000, and 1999 were as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Trading transactions	¥208,607	¥252,614	¥289,002	$1,656
Purchase transactions	525,317	709,776	595,822	4,169

In May 2000, the Company sold a 10% share of Jupiter Telecommunications Co., Ltd. ("Jupiter"), a 60% owned CATV operating subsidiary in fiscal 2000, to a third party. Later in September 2000, Jupiter acquired Titus Communications Corporation ("Titus"), a CATV operating company, by exchanging new shares of Jupiter with the shares of Titus. Jupiter accounted for this acquisition by the purchase method in accordance with APB No.16 and recognized a significant amount of goodwill as of September 1, 2000. As a result of this transaction, the Company's ownership of Jupiter was diluted from 50% to 35% and the Company recognized gains arising from the issuance by Jupiter of its own shares, which was recorded in the accompanying consolidated statement of income in the year ended March 31, 2001.

8. ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the allowance for doubtful receivables for the years ended March 31, 2001, 2000, and 1999 is presented as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Balance, beginning of year	¥ 98,739	¥99,503	¥65,332	$ 784
Provision for doubtful receivables	8,969	7,483	47,932	71
Provision for loss on termination and restructuring of projects	29,712	—	—	236
Net charge-off	(29,786)	(7,592)	(13,299)	(236)
Foreign currency translation adjustments	(77)	(655)	(462)	(1)
Balance, end of year	¥107,557	¥98,739	¥99,503	$ 854

As of March 31, 2001 and 2000, the total recorded trade receivables and long-term loans that were considered to be impaired under SFAS No.114 was ¥134,777 million ($1,070 million) and ¥127,033 million, respectively, and the related valuation allowance provided as at each year-end were ¥81,966 million ($651 million) and ¥73,248 million, respectively.

The Companies generally recognize interest income on impaired loans on a cash basis. Interest income on impaired loans recognized for the years ended March 31, 2001, 2000, and 1999 was not material.

9. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2001 and 2000 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
As of March 31, 2001 and 2000	2001	2000	2001
Land and land improvements	¥ 243,616	¥ 223,653	$ 1,933
Buildings, including leasehold improvements	378,124	426,063	3,001
Machinery and equipment	402,801	439,495	3,197
Projects in progress	14,171	96,131	113
Total	1,038,712	1,185,342	8,244
Less: Accumulated depreciation	(333,368)	(367,818)	(2,646)
Property and equipment—net	¥ 705,344	¥ 817,524	$ 5,598

Depreciation expenses for the years ended March 31, 2001, 2000, and 1999 were ¥51,770 million ($411 million), ¥54,347 million and ¥49,431 million, respectively.

In accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Companies made assessment for the potential impairment of long-lived assets and as a result certain land for development, assets related to a mining project and other long-lived assets to be held and used were deemed to be impaired because the assets were not expected to recover their entire carrying value through future estimated undiscounted cash flows. The losses recognized for the years ended March 31, 2001, 2000, and 1999, totaling ¥7,753 million ($61 million), ¥30,824 million and ¥12,816 million, respectively, were included in the accompanying Statements of Consolidated Income.

Such impairment losses were calculated based on appraisals for land and building or using the best estimate of discounted future cash flows based on the assumption to continue its operation.

10. SHORT-TERM DEBT AND LONG-TERM DEBT

Short-term debt as of March 31, 2001 and 2000 consisted of the following:

	Millions of Yen				Millions of U.S. Dollars
As of March 31, 2001 and 2000	2001		2000		2001
		Average Interest Rate		Average Interest Rate	
Loans, principally from banks	¥404,689	3.27%	¥272,936	3.36%	$3,212
Commercial paper	415,845	0.95	286,246	0.66	3,300
	¥820,534		¥559,182		$6,512

The interest rates represent weighted average rates in effect at March 31, 2001 and 2000, regardless of borrowing currencies, though the range of the interest rate varies by borrowing currency.

The Companies entered into line of credit agreements with three syndicates of domestic and foreign banks, totaling US$950 million with the foreign bank syndicate and ¥490 billion ($3,889 million) with the Japanese bank syndicates. The Companies have not drawn down any loans using these lines of credit.

Long-term debt as of March 31, 2001 and 2000 consisted of the following:

As of March 31, 2001 and 2000	Millions of Yen 2001	Millions of Yen 2000	Millions of U.S. Dollars 2001
Secured long-term debt:			
Banks and insurance companies, maturing serially through 2011, principally 2.0% to 7.9%	¥ 75,269	¥ 80,970	$ 597
Unsecured long-term debt:			
Banks and insurance companies, maturing serially through 2022, principally 0.1% to 6.9%	1,504,311	1,677,210	11,939
1.6% convertible bonds due 2002 payable in Japanese yen (convertible into common stock at ¥1,074.60 per share)	3,053	3,053	24
1.5% convertible bonds due 2004 payable in Japanese yen (convertible into common stock at ¥1,237.30 per share)	35,702	35,702	283
1.0% bonds due 2004 payable in Japanese yen	50,000	50,000	397
5.15% bonds due 2005 payable in euro	31,966	—	254
3.0% bonds due 2000 payable in Japanese yen	—	60,000	—
Various notes and bonds with interest rates from 0% to 7.3% maturing from 2001 to 2010	183,554	255,241	1,457
Capital lease obligation	42,944	38,468	341
Other	131,821	140,480	1,047
	2,058,620	2,341,124	16,339
Less: Current portion	(285,764)	(398,224)	(2,268)
	¥1,772,856	¥1,942,900	$14,071

As of March 31, 2001 and 2000, 31,695,821 shares of common stock were reserved for conversion of the convertible bonds.

Annual maturities of long-term debt as of March 31, 2001 were as follows:

Years ending March 31	Millions of Yen	Millions of U.S. Dollars
2002	¥ 285,764	$ 2,268
2003	382,308	3,035
2004	300,098	2,382
2005	282,557	2,242
2006	194,307	1,542
2007 and thereafter	613,586	4,870
Total	¥2,058,620	$16,339

The Companies entered into interest rate swap and currency swap contracts for certain short-term and long-term debt to manage interest rate exposure. The effective interest rates for long-term bank loans and insurance company debt of ¥1,579,580 million ($12,536 million) and ¥1,758,180 million outstanding as of March 31, 2001 and 2000, respectively, and notes, bonds and medium-term notes of ¥304,275 million ($2,415 million) and ¥403,996 million outstanding as of March 31, 2001 and 2000, respectively, after giving effect to such swap agreements, were generally based on LIBOR (London Interbank Offered Rate).

Substantially all the short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Certain agreements relating to long-term bank loans provide that the bank may require the borrower to submit proposals as to the payment of dividends and other appropriations of earnings for the bank's review and approval before presentation to the shareholders. Default provisions of certain agreements grant certain rights of possession to the banks. Under certain agreements, principally with Government-owned financial institutions, the borrower is required, upon request of the lender, to apply the proceeds from the sales of any debentures or common stock to the reduction of such loans. During the years ended March 31, 2001, 2000, and 1999, the Companies did not receive any such request and management does not expect any at present time and for the foreseeable future.

11. PLEDGED ASSETS

The following table summarizes the book value of assets pledged as collateral for short-term and long-term debt and contingent liabilities of the Companies as of March 31, 2001:

As of March 31, 2001	Millions of Yen	Millions of U.S. Dollars
Marketable securities and other investments	¥ 76,840	$ 610
Receivables and long-term receivables	54,074	429
Property and equipment, less related accumulated depreciation	113,901	904
	¥244,815	$1,943

The obligations secured by such collateral were as follows:

As of March 31, 2001	Millions of Yen	Millions of U.S. Dollars
Short-term debt	¥ 14,482	$ 115
Long-term debt	114,942	912
Contingent liabilities—guarantees of contracts	3,289	26
	¥132,713	$1,053

Trust receipts issued under customary import financing arrangements give recipient banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The Companies follow the practice of repaying the related notes and acceptances payable at the maturity dates without applying the sales proceeds to the specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

See Note 10 for a description of the right of the lending banks to require the companies to provide collateral (or additional collateral) not included in pledged assets summarized in the table above.

12. INCOME TAXES

Income taxes in Japan applicable to the Companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in a normal effective statutory rate of approximately 42% for the years ended March 31, 2001 and 2000. Due to changes in Japanese income tax regulations, effective April 1, 1999, the normal statutory tax rate was reduced from approximately 48% to 42%. Such rates have been used in calculating the future expected tax effects of significant temporary differences. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The reconciliation between taxes calculated at the normal statutory tax rate in Japan and the Companies' provision for income taxes for the years ended March 31, 2001, 2000, and 1999 is summarized as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Income before income taxes and equity in earnings (losses) of associated companies	¥81,275	¥56,849	¥ 4,090	$745
Tax provision computed at normal income tax rate	¥34,136	¥23,877	¥ 1,963	$271
Increases (decreases) in tax due to:				
Expenses not deductible for tax purposes	2,264	2,823	3,652	18
Operating losses of certain subsidiaries, net of tax benefits realized	(6,117)	2,038	4,944	(49)
Lower income tax rates applicable to income in certain foreign countries	(7,758)	(3,731)	(2,430)	(62)
Effect of taxation on dividends	7,737	3,355	4,213	62
Effect of tax rate change	—	—	2,882	—
Other—net	4,217	(926)	(477)	34
Total provision for income taxes	¥34,479	¥27,436	¥14,747	$274

Total income taxes recognized for the years ended March 31, 2001, 2000, and 1999 were applicable to the following:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Income before income taxes and equity in earnings (losses) of associated companies	¥ 34,479	¥27,436	¥14,747	$ 274
Equity in earnings (losses) of associated companies	2,978	1,624	1,693	24
Shareholders' equity:				
Net unrealized holding gains on securities available for sale	(54,929)	50,061	3,484	(436)
Pension liability adjustments	3,544	2,208	(5,752)	28
Total income taxes	¥(13,928)	¥81,329	¥14,172	$ (110)

Significant components of the deferred tax assets and liabilities as of March 31, 2001 and 2000 were as follows:

	Millions of Yen		Millions of U.S. Dollars
As of March 31, 2001 and 2000	2001	2000	2001
Assets:			
Allowance for doubtful receivables	¥ 39,534	¥ 40,957	$ 314
Accrued pension and severance liabilities	11,829	10,520	94
Unrecognized intercompany profit	8,248	9,552	65
Net operating loss carry forwards	61,898	52,682	491
Inventory, and Property and Equipment	23,813	42,252	189
Accrual and other	13,606	15,924	108
Gross deferred tax assets	158,928	171,887	1,261
Less: Valuation allowance	(8,484)	(34,447)	(67)
Deferred tax assets—less valuation allowance	150,444	137,440	1,194
Liabilities:			
Valuation of debt and equity securities	46,116	111,184	366
Deferred gain on sales of property for tax purposes	38,097	37,574	302
Gain on securities transferred to pension fund	14,717	—	117
Undistributed earnings of affiliated companies	22,427	13,987	178
Installment sales	5,641	6,606	45
Other	18,679	13,597	148
Gross deferred tax liabilities	145,677	182,948	1,156
Net deferred tax assets (liabilities)	¥ 4,767	¥ (45,508)	$ 38

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carry forwards where it is more likely than not that the Companies will be unable to realize the benefits of those deferred tax assets.

Provision for income taxes is not made on undistributed earnings of foreign and certain domestic subsidiaries and associated companies because the Company considers that such earnings are permanently reinvested and/or would not result in material additional taxation should they be distributed to the Company under current circumstances. As of March 31, 2001 and 2000, the amounts of undistributed earnings of such subsidiaries on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements aggregated to ¥91,997 million ($730 million) and ¥75,661 million, respectively.

13. ACCRUED PENSION AND SEVERANCE LIABILITIES

The Company has non-contributory defined benefit pension plans covering substantially all employees other than directors. The plans provide benefits based upon years of service, compensation at the time of severance and other factors.

The Company's funding policy is to contribute an amount deductible for income tax purposes. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future.

Net periodic pension costs of the Company's pension plans for the years ended March 31, 2001, 2000, and 1999 included the following components:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Service cost—benefits earned during the year	¥3,040	¥3,482	¥3,325	$24
Interest cost on projected benefit obligation	4,235	4,275	4,532	34
Expected return on plan assets	(2,424)	(1,978)	(1,823)	(19)
Net amortization and deferral	1,872	2,264	1,722	14
Net periodic pension cost	¥6,723	¥8,043	¥7,756	$ 53

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plans were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2001	2000	2001
Change in benefit obligation:			
Benefit obligation, beginning of year	¥121,715	¥122,153	$ 966
Service cost	3,040	3,482	24
Interest cost	4,235	4,275	34
Actuarial loss	11,818	195	94
Benefits paid	(7,428)	(8,390)	(59)
Benefit obligation, end of year	¥133,380	¥121,715	$1,059
Change in plan assets:			
Fair value of plan assets, beginning of year	¥ 80,810	¥ 67,100	$ 641
Actual return on plan assets	(11,631)	6,305	(92)
Employer contribution	73,656	11,869	585
Benefits paid from plan assets	(5,613)	(4,464)	(45)
Fair value of plan assets, end of year	¥137,222	¥ 80,810	$1,089
Funded status	¥ 3,842	¥ (40,905)	$ 30
Unrecognized actuarial loss	39,697	13,974	315
Unrecognized net obligation at transition being recognized over 14 years	1,722	3,444	14
Net amount recognized	¥ 45,261	¥ (23,487)	$ 359
Net amounts recognized in the consolidated balance sheets consist of:			
Liability for postretirement benefits	¥ —	¥ (33,757)	$ —
Prepaid cost for postretirement benefits	45,261	—	359
Intangible asset included in other assets	—	3,444	—
Accumulated other comprehensive income, gross of tax	—	6,826	—
Net amount recognized	¥ 45,261	¥ (23,487)	$ 359

As described in Note 5, the Company contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in this trust are qualified as plan assets under SFAS No.87.

Because fair value of plan assets exceeded the accumulated benefit obligation as of March 31, 2001, Liability for postretirement benefits and Accumulated other comprehensive income were not recognized.

Assumptions used for fiscal 2001, 2000, and 1999 in determining costs for the plan and the funded status information shown above were principally as follows:

	2001	2000	1999
Weighted-average discount rate	3.0%	3.5%	3.5%
Expected long-term rate of return on plan assets	3.0%	3.0%	3.0%

Most of the subsidiaries have unfunded severance indemnity plans and/or funded pension plans under which their employees, other than directors, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on compensation at the time of severance, years of service and other factors.

As of March 31, 2001 and 2000, the benefit obligation of subsidiaries under these plans were ¥23,637 million ($188 million) and ¥23,256 million, respectively, at the discount rate of mainly 3.0% and 3.5%, which were approximately equal to the aggregated fair value of plan assets and accruals.

In addition to unfunded severance indemnity plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in an Employee Pension Fund (EPF) as a group, which is stipulated by the Japanese Welfare Pension Insurance Law. This plan serves as a substitute for the Japan Government pension plan funded by social security taxes paid by employees and the employer. The EPF consists of two portions (1) social security tax portion funded by employees and the companies and (2) Corporate portion funded by the companies. Contributions are made based upon the aggregate cost method. The plan assets of EPF cannot be specifically allocated to the individual participants nor to the corporate portion. The Company did not apply accounting for single-employer defined benefit pension plans under SFAS No.87 for the plan as the effect on the consolidated financial statements of the implementation of SFAS No.87 are not significant. The total assets of the EPF reported by the trustee at March 31, 2000 approximately the amount of accrued benefit obligation at that date.

The amounts charged to income by subsidiaries for the years ended March 31, 2001, 2000, and 1999 were ¥4,682 million ($37 million), ¥3,201 million and ¥2,543 million, respectively.

14. SHAREHOLDERS' EQUITY

(a) Common Stock and Capital Surplus

Under the Commercial Code of Japan ("the Code"), certain issuance of common shares, including conversions of debt issued and exercise of warrants, are required to be credited to the common stock account for at least the greater of par value or 50% of the proceeds. The Code permits, upon approval of the Board of Directors, transfer of amounts from additional paid-in capital to the common stock account.

As of March 31, 2001 and 2000, associated companies owned 311,168 shares and 514,119 shares of the Company's common stock, respectively.

(b) Appropriated for Legal Reserve

The Code provides that an amount at least equal to 10% of all cash dividend payments and bonuses to directors, which are made as an appropriation of retained earnings applicable to each fiscal period, shall be appropriated as a legal reserve until such reserve equals 25% of the stated amount of capital stock. Legal reserve may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors.

(c) Unappropriated Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under "Basis of Financial Statements" in Note 1, have no effect on the determination of retained earnings available for dividends under the Code.

In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Retained earnings of ¥170,002 million ($1,349 million) and ¥164,118 million, shown by the Company's general books of account as of March 31, 2001 and 2000, respectively, exclusive of the amount previously appropriated for legal reserve, were not restricted by the limitations under the Code. And there is a restriction on the payment of dividends relating to the treasury stock acquired for the stock option plan, amounting to ¥181 million ($1 million) as of March 31, 2001.

The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to capital stock account without issuance of any shares.

Dividends are approved by the shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period. Dividends are reported in the consolidated statements of shareholders' equity when paid.

The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 22, 2001, the declaration of a cash dividend to shareholders of record as of March 31, 2001 of ¥4 ($0.03) per share for a total of ¥4,257 million ($34 million), bonuses to directors of ¥250 million ($2 million), and transfer to legal reserve of ¥451 million ($4 million).

(d) Stock Option Plan

On June 23, 2000, the shareholders authorized the acquisition of 161,000 shares of the Company's common stock for the total consideration not exceeding ¥274 million ($2 million) during the period up to the closing of the next annual general shareholders' meeting in 2001. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting them the right to request such transfers at a predetermined price.The purchase price is set to be equal to an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the average acquisition price of the treasury shares. The options vest 100% on the grant date and will be exercisable from April 1, 2001 to June 30, 2005.

SFAS No.123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No.25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No. 25 and no additional compensation cost was incurred in fiscal 2001. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No.123, the Company's net income and net income per share for the year ended March 31, 2001 would have been as follows:

For the year ended March 31, 2001	Millions of Yen	Millions of U.S. Dollars
Net income	¥40,310	$320

For the year ended March 31, 2001	Yen	U.S. Dollars
Net income per share:		
Basic	¥37.87	$0.30
Diluted	37.10	0.29

The following table summarizes information about stock option activity for fiscal 2001:

	Number of shares	Weighted average exercise price		Weighted average remaining life
		Yen	U.S. Dollars	
Outstanding at March 31, 2000	—	—	—	
Granted	161,000	¥1,171	$9	
Exercised	—	—	—	
Cancelled or expired	6,000	1,171	9	
Outstanding at March 31, 2001	155,000	¥1,171	$9	4.25
Options exercisable at year-end	—			

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2001
Grant-date fair value	¥372 ($3)
Expected life	5 years
Risk-free rate	0.45%
Expected volatility	38.00%
Expected dividend yield	0.68%

The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 22, 2001, the acquisition of 166,000 shares of the Company's common stock for the total consideration not exceeding ¥183 million ($1 million) during the period up to the closing of the next annual general shareholders' meeting in 2002.

15. OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2001, 2000, and 1999 were as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Foreign currency translation adjustments:				
Balance, beginning of year	¥ (97,862)	¥ (63,703)	¥ (38,055)	$ (776)
Adjustment for the year	25,114	(34,159)	(25,648)	199
Balance, end of year	¥ (72,748)	¥ (97,862)	¥ (63,703)	$ (577)
Net unrealized holding gains on securities available for sale:				
Balance, beginning of year	¥129,318	¥ 60,188	¥ 56,353	$1,026
Adjustment for the year	(71,298)	69,130	3,835	(566)
Balance, end of year	¥ 58,020	¥129,318	¥ 60,188	$ 460
Pension liability adjustments:				
Balance, beginning of year	¥ (3,282)	¥ (6,332)	¥ —	$ (26)
Adjustment for the year	3,282	3,050	(6,332)	26
Balance, end of year	¥ —	¥ (3,282)	¥ (6,332)	$ —
Total accumulated other comprehensive income (loss):				
Balance, beginning of year	¥ 28,174	¥ (9,847)	¥ 18,298	$ 224
Adjustment for the year	(42,902)	38,021	(28,145)	(341)
Balance, end of year	¥ (14,728)	¥ 28,174	¥ (9,847)	$ (117)

Tax effects allocated to each component of other comprehensive income (loss) were as follows:

	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2001:			
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ 19,651	¥ —	¥ 19,651
Less: Reclassification adjustment for losses included in net income	5,463	—	5,463
Net adjustment	25,114	—	25,114
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains (losses) arising during the year	(105,279)	44,217	(61,062)
Less: Reclassification adjustment for gains included in net income	(20,948)	10,712	(10,236)
Net unrealized gains (losses)	(126,227)	54,929	(71,298)
Pension liability adjustments	6,826	(3,544)	3,282
Other comprehensive income (loss)	¥ (94,287)	¥ 51,385	¥(42,902)
2000:			
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ (32,944)	¥ —	¥(32,944)
Less: Reclassification adjustment for gains included in net income	(1,215)	—	(1,215)
Net adjustment	(34,159)	—	(34,159)
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains arising during the year	149,409	(62,752)	86,657
Less: Reclassification adjustment for gains included in net income	(30,218)	12,691	(17,527)
Net unrealized gains	119,191	(50,061)	69,130
Pension liability adjustments	5,258	(2,208)	3,050
Other comprehensive income (loss)	¥ 90,290	¥(52,269)	¥ 38,021
1999:			
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	¥ (30,309)	¥ —	¥(30,309)
Less: Reclassification adjustment for losses included in net loss	4,661	—	4,661
Net adjustment	(25,648)	—	(25,648)
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains arising during the year	18,126	(8,628)	9,498
Less: Reclassification adjustment for gains included in net loss	(10,807)	5,144	(5,663)
Net unrealized gains	7,319	(3,484)	3,835
Pension liability adjustments	(12,084)	5,752	(6,332)
Other comprehensive income (loss)	¥ (30,413)	¥ 2,268	¥(28,145)

	Millions of U.S. Dollars		
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2001:			
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	$ 156	$ —	$ 156
Less: Reclassification adjustment for losses included in net income	43	—	43
Net adjustment	199	—	199
Net unrealized holding gains on securities available for sale:			
Unrealized holding gains (losses) arising during the year	(836)	351	(485)
Less: Reclassification adjustment for gains included in net income	(166)	85	(81)
Net unrealized gains (losses)	(1,002)	436	(566)
Pension liability adjustments	54	(28)	26
Other comprehensive income (loss)	$ (749)	$ 408	$(341)

16. FINANCIAL INSTRUMENTS

(a) Financial Instruments and Risk Management

The Companies are parties to derivative financial instruments ("derivatives") which they use in the normal course of business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary derivatives used by the companies include foreign exchange forward contracts, currency swaps, interest rate swaps, futures and options.

Financial derivative transactions are mainly utilized to hedge interest rate and foreign currency positions associated with their business. Accordingly, market risk in these derivatives is largely offset by corresponding opposite movements in the position of underlying transactions and related assets and liabilities.

Management continuously assesses effectiveness of these derivative transactions and market risks surrounding these transactions to formulate the Companies' policy regarding derivative transactions.

(1) Foreign Exchange Risk Management

The Companies' global operations in over 100 countries expose them to foreign currency risks related to buying, selling and financing in multiple currencies. The Companies have entered into foreign exchange forward contracts and currency swap agreements to hedge against the changes in foreign exchange rates associated with existing assets, obligations and identifiable commitments denominated in foreign currencies.

(2) Interest Rate Risk Management

The Companies' trading, financing and cash manage ment activities expose them to market risk from changes in interest rates. Interest rate swaps are primarily used to convert certain specific debts to a floating basis as well as convert some floating rate assets or debts to a fixed basis. The Companies sometimes utilize interest rate futures and options.

(3) Concentration of Credit Risk

The Companies' global orientation in a variety of busi nesses with diverse customers and suppliers reduces concentrations of credit risks. The Companies deal with selective international financial institutions, with a certain rating or above by the international statistical credit rating agency, to mitigate the credit risk exposure of derivative financial instruments with off-balance-sheet risk. Credit risk represents the possibility that the counterparties may be unable to perform under the terms of the agreements.
Management does not expect any losses as a result of counterparty default on financial instruments with off-balance-sheet risk. Credit risk is managed through the credit line approved by management and by monitoring the counterparties periodically.

(b) Fair Value of Financial Instruments

In accordance with the requirements of SFAS No.107, "Disclosures about Fair Value of Financial Instruments," and SFAS No.119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," the Companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments, and fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

(1) Current Financial Assets other than Marketable Securities and Current Financial Liabilities

It is assumed that the carrying amount approximated fair value of the majority of these instruments because of their short maturities.

(2) Marketable Securities and Other Investments

See Note 5.

(3) Non-Current Trade Receivables and Advances to Associated Companies

The fair values of non-current trade receivables including long-term loans receivable, except for loans with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities.

(4) Long-Term Debt

The fair values for long-term debt, except for debt with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

(5) Off-Balance-Sheet Financial Commitments

The Company has not estimated the fair value of certain off-balance-sheet commitments such as financial guarantees and financing commitments (see Note 22). Because of uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market, management does not believe it would be meaningful to provide an estimate of fair value.

(6) Interest Rate Swap and Cap Agreements, Currency Swap Agreements, and Currency Option Contracts

The fair values of interest rate swap and cap agreements, currency swap agreements, and currency option contracts are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the Companies.

(7) Foreign Exchange Forward Contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

The estimated fair values of certain financial instruments and derivative financial instruments as of March 31, 2001 and 2000 were as follows:

	Millions of Yen			Millions of U.S. Dollars		
As of March 31, 2001:	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Financial Assets:						
Non-current trade receivables and advances to associated companies (less allowance for doubtful receivables)	¥ —	¥ 681,861	¥ 691,892	$ —	$ 5,412	$ 5,491
Financial Liabilities:						
Long-term debt (including current maturities)	—	2,058,620	2,136,944	—	16,338	16,960
Derivative Financial Instruments:						
Interest rate swap and cap agreements	813,254	—	46,085	6,454	—	366
Currency swap agreements and currency option contracts	75,064	(1,137)	(1,137)	596	(9)	(9)
Foreign exchange forward contracts	299,403	(1,427)	(4,307)	2,376	(11)	(34)

	Millions of Yen		
As of March 31, 2000:	Notional amount	Carrying amount	Fair value
Financial Assets:			
Non-current trade receivables and advances to associated companies (less allowance for doubtful receivables)	¥ —	¥ 684,684	¥ 700,625
Financial Liabilities:			
Long-term debt (including current maturities)	—	2,341,124	2,396,406
Derivative Financial Instruments:			
Interest rate swap and cap agreements	1,001,508	—	37,456
Currency swap agreements	13,132	—	125
Foreign exchange forward contracts	218,202	81	1,252

17. NET INCOME PER SHARE

The reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the years ended March 31, 2001, 2000, and 1999 was as follows:

	Millions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999	2001
Net income (loss) available to common stockholders	¥40,344	¥35,065	¥(13,076)	$320
Effect of dilutive securities:				
1.6% Japanese yen convertible debentures, due 2002	31	31	—	0
1.5% Japanese yen convertible debentures, due 2004	325	325	—	3
Diluted net income (loss)	¥40,700	¥35,421	¥(13,076)	$323

	Number of Shares		
For the years ended March 31, 2001, 2000, and 1999	2001	2000	1999
Average common shares outstanding	1,064,306,912	1,064,462,662	1,064,462,662
Dilutive effect of:			
1.6% Japanese yen convertible debentures, due 2002	2,841,057	2,841,057	—
1.5% Japanese yen convertible debentures, due 2004	28,854,764	28,854,764	—
Diluted common shares outstanding	1,096,002,733	1,096,158,483	1,064,462,662

For the years ended March 31, 2001, 2000, and 1999	2001	2000	Yen 1999	U.S. Dollars 2001
Net income (loss) per share:				
Basic	¥37.91	¥32.94	¥(12.28)	$0.30
Diluted	37.14	32.31	(12.28)	0.29

18. SEGMENT INFORMATION

Segment Reporting SFAS No.131, "Disclosures about Segment of an Enterprise and Related Information," established standards for reporting information about operating segments in financial statements. The following operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit.

The Companies operate on a worldwide basis principally within the following operating segments:
1) Iron & Steel Group, 2) Machinery & Electric Group and Media, Electronics & Information Business Group, 3) Non-ferrous Metals/Chemicals/Petroleum & Carbon Group, 4) Living Related Group and Retail & Consumer Services Division, 5) Domestic Branches, and 6) Overseas Trading Subsidiaries.

The reportable segments are identified based on the nature of products and services for the domestic and certain overseas operations under the control of the Company's headquarters, and based on regional and geographic areas for domestic and overseas operations. Domestic Branches and Overseas Trading Subsidiaries are separate strategic business units and have the primary responsibility to manage the regional and geographic operations.

The Company evaluates performance based on the segment information for domestic operations in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"). The accounts of the Company and domestic subsidiaries are maintained in conformity with Japanese GAAP. The differences between accounting principles in Japan and the U.S. are described in Note 1. The adjustments from Japanese GAAP to U.S. GAAP are included in the line "Corporate and Eliminations" in the tables set forth below (see Note 1).

Information by operating segment and geographic area reported for internal use by management for the years ended March 31, 2001, 2000, and 1999 are summarized as follows:

Operating segments:

2001:	Total trading transactions							Millions of Yen
Segment	External customers	Inter segment	Total	Gross trading profit	Operating income	Segment assets	Depreciation and amortization	Capital expenditures
Iron & Steel Group	¥ 931,153	¥121,282	¥ 1,052,435	¥ 38,553	¥ 10,168	¥ 376,883	¥ 3,284	¥ 4,201
Machinery & Electric Group and Media, Electronics & Information Business Group	3,671,452	111,095	3,782,547	155,112	22,110	1,561,798	37,612	69,438
Non-ferrous Metals/ Chemicals/Petroleum & Carbon Group	1,865,546	360,452	2,225,998	75,370	16,051	620,629	4,879	6,539
Living Related Group and Retail & Consumer Services Division	1,901,870	44,371	1,946,241	143,402	16,929	1,040,214	13,518	39,074
Domestic Branches	854,816	24,152	878,968	20,579	3,929	272,102	855	789
Overseas Trading Subsidiaries	749,953	332,602	1,082,555	60,883	15,432	482,888	3,942	4,884
Segment Total	9,974,790	993,954	10,968,744	493,899	84,619	4,354,514	64,090	124,925
Corporate and Eliminations	105,272	(993,954)	(888,682)	(5,499)	4,234	595,565	(6,666)	13,541
Consolidated	¥10,080,062	¥ —	¥10,080,062	¥488,400	¥ 88,853	¥ 4,950,079	¥ 57,424	¥ 138,466

2000: Segment	Total trading transactions: External customers	Total trading transactions: Inter segment	Total trading transactions: Total	Gross trading profit	Operating income	Segment assets	Depreciation and amortization	Capital expenditures
								Millions of Yen
Iron & Steel Group	¥ 909,738	¥107,771	¥ 1,017,509	¥ 33,959	¥ 1,437	¥ 397,876	¥ 4,622	¥ 5,956
Machinery & Electric Group and Media, Electronics & Information Business Group	3,957,952	83,165	4,041,117	158,356	10,869	1,539,873	46,651	104,056
Non-ferrous Metals/ Chemicals/Petroleum & Carbon Group	1,869,701	290,342	2,160,043	69,722	12,124	560,494	6,451	7,662
Living Related Group and Retail & Consumer Services Division	2,313,047	35,370	2,348,417	158,924	22,984	1,024,654	14,272	32,146
Domestic Branches	860,669	16,639	877,308	20,111	2,904	241,457	287	69
Overseas Trading Subsidiaries	673,279	317,742	991,021	50,469	6,297	454,286	3,642	6,912
Segment Total	10,584,386	851,029	11,435,415	491,541	56,615	4,218,640	75,925	156,801
Corporate and Eliminations	71,660	(851,029)	(779,369)	(16,867)	1,888	686,004	(13,801)	6,479
Consolidated	¥10,656,046	¥ —	¥10,656,046	¥ 474,674	¥58,503	¥4,904,644	¥ 62,124	¥163,280

1999: Segment	Total trading transactions: External customers	Total trading transactions: Inter segment	Total trading transactions: Total	Gross trading profit	Operating income	Segment assets	Depreciation and amortization	Capital expenditures
								Millions of Yen
Iron & Steel Group	¥ 1,018,973	¥ 126,721	¥ 1,145,694	¥ 40,492	¥ 6,029	¥ 366,080	¥ 5,513	¥ 11,434
Machinery & Electric Group and Media, Electronics & Information Business Group	4,374,367	101,286	4,475,653	144,291	8,536	1,481,938	35,285	44,577
Non-ferrous Metals/ Chemicals/Petroleum & Carbon Group	1,857,037	256,458	2,113,495	72,724	8,708	517,820	4,232	8,157
Living Related Group and Retail & Consumer Services Division	2,317,046	20,947	2,337,993	149,189	20,890	943,331	10,613	24,517
Domestic Branches	920,493	68,357	988,850	20,517	2,370	249,181	28	636
Overseas Trading Subsidiaries	825,043	1,262,616	2,087,659	55,264	4,597	557,170	3,676	6,188
Segment Total	11,312,959	1,836,385	13,149,344	482,477	51,130	4,115,520	59,347	95,509
Corporate and Eliminations	65,872	(1,836,385)	(1,770,513)	(9,619)	(33,386)	1,273,836	(5,984)	5,157
Consolidated	¥11,378,831	¥ —	¥11,378,831	¥ 472,858	¥ 17,744	¥5,389,356	¥ 53,363	¥100,666

2001: Segment	Total trading transactions: External customers	Total trading transactions: Inter segment	Total trading transactions: Total	Gross trading profit	Operating income	Segment assets	Depreciation and amortization	Capital expenditures
								Millions of U.S. Dollars
Iron & Steel Group	$ 7,390	$ 963	$ 8,353	$ 306	$ 81	$ 2,991	$ 26	$ 33
Machinery & Electric Group and Media, Electronics & Information Business Group	29,139	881	30,020	1,231	176	12,395	299	551
Non-ferrous Metals/ Chemicals/Petroleum & Carbon Group	14,806	2,861	17,667	598	127	4,926	39	52
Living Related Group and Retail & Consumer Services Division	15,094	352	15,446	1,138	134	8,256	107	310
Domestic Branches	6,784	192	6,976	164	31	2,160	7	6
Overseas Trading Subsidiaries	5,952	2,640	8,592	483	123	3,832	31	39
Segment Total	79,165	7,889	87,054	3,920	672	34,560	509	991
Corporate and Eliminations	835	(7,889)	(7,054)	(44)	33	4,726	(53)	108
Consolidated	$ 80,000	$ —	$ 80,000	$ 3,876	$ 705	$ 39,286	$ 456	$ 1,099

Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Geographic Information:

	Millions of Yen		Millions of U.S. Dollars	
2001:	Total trading transactions	Long-lived assets	Total trading transactions	Long-lived assets
Japan	¥ 8,803,092	¥ 672,495	$69,866	$5,337
U.S.A.	416,678	39,441	3,307	313
Other	860,292	112,799	6,827	896
Total	¥ 10,080,062	¥ 824,735	$80,000	$6,546

	Millions of Yen	
2000:	Total trading transactions	Long-lived assets
Japan	¥ 9,354,451	¥717,495
U.S.A.	423,083	47,930
Other	878,512	164,543
Total	¥10,656,046	¥929,968

	Millions of Yen	
1999:	Total trading transactions	Long-lived assets
Japan	¥ 9,840,724	¥635,974
U.S.A.	417,459	48,373
Other	1,120,648	149,916
Total	¥11,378,831	¥834,263

Transfers between segments are made at arm's-length prices. There were no sales to a single major external customer amounted to 10% or more of the consolidated total trading transactions for the years ended March 31, 2001, 2000, and 1999.

19. FOREIGN EXCHANGE GAINS AND LOSSES

Net foreign currency transaction gains of ¥8,231 million ($65 million), losses of ¥4,236 million and losses of ¥1,569 million are included in the determination of net income (loss) for the years ended March 31, 2001, 2000, and 1999, respectively.

20. LOSS ON TERMINATION AND RESTRUCTURING OF PROJECTS

In order to strengthen the corporate constitution through improving the quality of assets, the Company has been actively shifting to superior assets by pulling out of those businesses that do no produce appropriate returns, disposing of nonperforming assets, and investing in businesses which management believes will have better future prospects and higher growth potential. As part of the process of improving the quality of assets, the Companies have withdrawn from or liquidated certain unprofitable projects including overseas mining projects, an overseas steel manufacturing plant, and a domestic golf business, and recognize the losses related to the exit cost of these projects. The Companies also provided an accrual for the losses on certain Southeast Asia exposures, as well as provisions for anticipated losses of business investments. The total losses recognized for the years ended March 31, 2001 and 2000 were ¥67,269 million ($534 million) and ¥5,461 million, respectively, in the accompanying statement of consolidated income.

21. RENTAL EXPENSE

The Companies lease office space and certain other assets under cancelable and non-cancelable operating leases. Total rental expenses under such cancelable and non-cancelable leases for the years ended March 31, 2001, 2000, and 1999 were ¥20,842 million ($165 million), ¥25,511 million and ¥23,646 million, respectively. Certain lease contracts for equipment were classified as capital lease in conformity with SFAS No.13 "Accounting for Leases" and were capitalized on the accompanying consolidated balance sheets.

As of March 31, 2001, the future minimum lease payments under non-cancelable operating leases were as follows:

Years ending March 31	Millions of Yen	Millions of U.S. Dollars
2002	¥ 11,432	$91
2003	9,511	75
2004	9,333	74
2005	7,750	62
2006	7,175	57
Thereafter	61,846	491
Total	¥107,047	$850

22. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Commitments and Guarantees

The Companies, in the normal course of trading operations, enter into long-term purchase commitments, which provide for either fixed prices or basic prices adjustable to market. Such purchase commitments are in most instances matched with counterparty sales contracts.

The Companies are contingently liable for discounted trade notes receivable on a recourse basis with banks of ¥37,406 million ($297 million) as of March 31, 2001.

The Companies' contingent liabilities as of March 31, 2001 as a guarantor of indebtedness of others aggregated to ¥130,367 million ($1,035 million), including ¥36,005 million ($286 million) relating to associated companies. Such guarantees have been provided primarily to suppliers and customers as indirect financing arrangements.

The Companies also had long-term financing commitments aggregating to ¥68,682 million ($545 million) as of March 31, 2001 for loans, investments in equity capital and financing on a deferred-payment basis for the cost of equipment to be purchased by customers.

The Companies have business activities with customers, dealers and associates around the world and their trade receivables from and guarantees to such parties are well diversified to minimize concentrations of credit risks.

Management does not anticipate incurring losses on above commitments and guarantees in excess of established allowances.

(b) Litigation

(1) Settlements

Following the discovery in June 1996 of unauthorized copper transactions by a former employee, several class actions against the Company and other defendants including Sumitomo Corporation of America were filed in New York and California and regulatory investigations were instituted against the Company in the United States and the United Kingdom. These claims alleged violations of relevant U.S. or U.K. laws including the U.S. Commodity Exchange Act and antitrust laws in connection with manipulation of the price of copper and other matters related to the copper incident. Prior to the beginning of fiscal 2000, a substantial number of settlements and agreements had been reached with plaintiffs in these class actions and regulatory authorities in the U.S. and U.K. settling claims. In May 2001, another settlement was reached with 51 companies that had sued the Company in California in October 1999. For these settlements, the Company charged settlement expenses amounting to ¥10,876 million ($86 million) and ¥17,563 million which are included in "Settlement received/(paid) on copper trading litigation" in the accompanying statement of consolidated income for the years ended March 31, 2001 and 1999, respectively.

(2) Pending Litigation

There are several class actions and individual lawsuits claiming recovery of loss incurred by plaintiffs in these suits, which are pending in connection with the copper incident in the United States. In the District Court in Wisconsin, a class action and three individual suits are pending. In California, a class action in the State Superior Court is pending. In New York State Court, a suit filed by an individual is pending. An additional suit was filed in the U.S. District Court for the District of Columbia by an individual. Generally, these suits allege violations of Federal and/or State antitrust laws primarily in connection with alleged manipulation of the price of copper. The class actions purport to represent physical copper purchasers nationwide and/or copper scrap and recycled copper purchasers in various states. The individual suits generally have similar claims and include fraud, unfair trade practices, etc.

The Company is also involved in certain legal actions and claims arising in the ordinary course of business.

Based on the advice of legal counsel, the Company believes it has valid defenses and intends to vigorously defend itself in these actions. In the opinion of management, the above litigation and claims will be resolved without material effect on the Companies' financial position.

(3) Claims Against Others

The Company has sued several firms and banks for recovery of losses it incurred in connection with the copper incident. Apart from these lawsuits, on May 24, 2000, the Company announced that the Company and an investment banking firm resolved all issues between them concerning the copper incident and the investment banking firm paid the Company $275 million plus legal fees and the Company released them from any claims stemming from the trading losses.

The Company recognized ¥30,001 million ($238 million) gain which is included in "Settlement received/(paid) on copper trading litigation" in the accompanying statement of consolidated income for the year ended March 31, 2001.

Report of Independent Public Accountants

ARTHUR ANDERSEN

Sumitomo Corporation:

We have audited the accompanying consolidated balance sheets of Sumitomo Corporation (a Japanese corporation) and consolidated subsidiaries as of March 31, 2001 and 2000, and the related statements of consolidated income, consolidated shareholders' equity and consolidated cash flows for each of the three years in the period ended March 31, 2001, expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sumitomo Corporation and consolidated subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

In our opinion, the amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 1.

Arthur Andersen

Tokyo, Japan
May 16, 2001

Corporate Data

Contents



Principal Subsidiaries and Associated Companies

Metal Products Business Unit

SC Grainger Co., Ltd.
Electric-commerce of MRO (maintenance, repair, and operations) products

Sumisho Tekko Hanbai Co., Ltd.
Sale of steel products

Sekisho Shoji Kaisha, Ltd.
Scrapyard for ferrous and nonferrous metals

Hokkaido Shearing Kaisha, Ltd.
Fabrication and sale of steel products

Fibercoat Co., Ltd.
Manufacture of fiber-coated steel

SC Tubulars Co., Ltd.
Sale of specialty tubular products

Sumisho Pipe and Steel Co., Ltd.
Sale of steel piping and other steel products

Sumisho Tokai Kokan Co., Ltd.
Sale of steel piping, especially seamless type

Mazda Steel Co., Ltd.
Shearing, slitting, and blanking of steel sheet

Sumisho Metalex Corporation
Sale of nonferrous metal products, materials for home heat solution

Summit Aluminum Ltd.
Production of aluminum alloy ingots

Alcut Co., Ltd.
Shearing, slitting, and blanking of aluminum coils, sheets, and circles

SC Steel Investment, Inc. (U.S.A.)
Investment in Arkansas Steel Associates

CST Steel Center Co., Ltd. (Thailand)
Sale of construction steel products

Asian Steel Company Ltd. (Singapore)
Supervision of coil centers and other operations in Asia

JS Steel Cebu Corp. (Philippines)
Shearing, slitting, and sale of steel plates

S.Y. Metal Ltd. (Hong Kong)
Steel service center, sale of steel materials

Shanghai Summit Metal Products Co., Ltd. (China)
Shearing, slitting, and sale of steel plates

Tianjin Hua Zhu Metal Products Co., Ltd. (China)
Shearing, slitting, and sale of steel plates

Myanmar Sai Steel Industry Co., Ltd. (Myanmar)
Manufacture and sale of galvanized plates

Shanghai Hi-Tec Metal Products Co., Ltd. (China)
Manufacture and sale of metal-processing products and metal molds

Thai Special Wire Co., Ltd. (Thailand)
Manufacture and sale of PC wire and strand

JS Steel Corporation (Philippines)
Shearing, slitting, and sale of steel plates

SC Pipe Services Inc. (U.S.A.)
Investment in VAMPTS Co.

SC Metal Pty. Ltd. (Australia)
Investment in aluminum smelting operation in Australia

CS Non-Ferrous Center Co., Ltd. (Thailand)
Shearing, slitting, and sale of nonferrous metal sheets

Transportation & Construction Systems Business Unit

Sumisho Marine Co., Ltd.
Central management of Sumitomo Corp.'s loans and shipping fleet

Sumisho Aero-Systems Corporation
Sale of aerospace equipment

Sumisho Machinery Trade Corporation
Trading of machinery and equipment

Sumisho Auto Leasing Co., Ltd.
Leasing of motor vehicles

R.B.I.
Automotive e-business operator

Blue-Tech Corporation
Rental of aerial work platforms

FCS Dis Ticaret Limited Sirketi (Turkey)
Sales of automotive spare parts and accessories

Summit Motors (Vladivostok) (Russia)
Sale of Toyota motor vehicles

Nissan Otomotiv A.S. (Turkey)
Sale and import of Nissan motor vehicles

Summit Development S.A. (Belgium)
Car business holding unit

Summit Motors (Cameroun) S.A. (Cameroon)
Sale of motor vehicles

Summit Investment Australia Pty. Limited (Australia)
Holding and management company of automotive dealership

Summit Auto Management (Thailand)
Holding and management company of automotive dealership

Summit Motors Investment (U.K.) Limited (U.K.)
Holding and management company of automotive dealership

P.T. Oto Multiartha (Indonesia)
Financing of vehicles

Komatsu Canada Limited (Canada)
Wholesale of construction machinery and management of dealers in Canada

Komatsu España S.A. (Spain)
Sale of construction machinery

SMS International Corporation (U.S.A.)
Sale of construction machinery

Red Australia Equipment Pty. Ltd. (Australia)
Folklift hire/rental, and sale/service for material handling equipment in Australia

SC Construction Machinery (Shanghai) Ltd. (China)
Sale of construction machinery

Beijing HY Construction & Machinery Ltd., (China)
Sale of contruction machinery

Machinery & Electric Business Unit

Sumisho Machinery Trade Corporation
Trading of machinery and equipment

Hokkaido District Heating Co., Ltd.
District heating and cooling in Sapporo

SC Machinex Corporation
Sale of machinery and equipment

SC Machinex Kansai Corporation
Sale of machinery and equipment

Inax Corporation
Sale of industrial washing machines

SC Wado Co., Ltd.
Sale of machine tools

Inamoto Manufacturing Co., Ltd.
Manufacture and sale of industrial washing machines

SC BioSciences Corporation
Sales of biotechnology instruments/technology

Chugoku Systech Corporation
Sale and installation of air-conditioning equipment

GE Packaged Power, Ltd.
Service and maintenance of gas-turbine power plants

Media, Electronics & Network Business Unit

Nippon Card Co., Ltd.
Production and sale of point-card systems and equipment

Nippon Game Card Co., Ltd.
Issuing and marketing of prepaid cards for leisure facilities

Sumisho Tele Mate Co., Ltd.
Sale of telephone circuits and equipment

Cross Beam Networks Corporation
Sale of broadband systems, e-commerce ASP

Lycos Japan, Inc.
Internet portal

Asia Internet Holding Co., Ltd.
Providing international Internet-related telecommunications services

Jupiter Programming Co., Ltd.
Management and operation of programming services

▶ Cable Soft Network Corporation
Supplier of movie programming

▶ Jupiter Golf Network Co., Ltd.
Supplier of golf programming

▶ Jupiter Shop Channel Co., Ltd.
Supplier of TV shopping programming

▶ Discovery Japan Inc.
Supplier of documentary programming

▶ J-Sports Co., Ltd.
Supplier of sports programming

▶ La La Media, Co., Ltd.
Supplier of women's entertainment programming

▸ Animal Plante Japan K.K.
Supplier of animal entertainment programming

Asmik Ace Entertainment Inc.
Production and distribution of movies, videos, and game software

Step Visual Corporation
Production and sale of visual software; acquisition and sale of video rights

United Cinema Co., Ltd.
Construction & operation of multiplex cinemas

Jupiter Telecommunications Co., Ltd.
Cable television multiple system operation

▸ J-COM Tokyo Co., Ltd.
Cable television operation

▸ J-COM Shonan Co., Ltd.
Cable television operation

▸ Urawa Cable Television Network Co., Ltd.
Cable television operation

▸ Media Saitama Co., Ltd.
Cable television operation

▸ Tsuchiura Cable Television Co., Ltd.
Cable television operation

▸ Kisarazu Cable Television Co., Ltd.
Cable television operation

▸ Cable Network Yachiyo Co., Ltd.
Cable television operation

▸ Jupiter Gunma Co., Ltd.
Cable television operation

▸ Osaka Cable TV Corporation
Cable television operation

▸ Hokusetsu Cable Net Co., Ltd.
Cable television operation

▸ J-COM Kansai Co., Ltd.
Cable television operation

▸ Cablenet Kobe Ashiya Co., Ltd.
Cable television operation

▸ Cable Net Shimonoseki Co., Ltd.
Cable television operation

▸ J-COM Kitakyushu Co., Ltd.
Cable television operation

▸ Cablevision 21 Inc.
Cable television operation

▸ Fukuoka Cable Network Co., Ltd.
Cable television operation

▸ Titus Communications Corporation
Cable television operation

▸ ▸ TITUS Sotetsu Corporation
Cable television operation

▸ ▸ J-COM Sapporo Co., Ltd.
Cable television operation

Kansai Multimedia Service Co., Ltd.
Cable-Internet service provider

@Home Japan, Co., Ltd.
Cable-Internet service provider

AJCC Corporation
Leasing of cable television converters

Cable System Engineering Corporation
Engineering and construction of CATV transmission networks and station equipment

Billingsoft Japan Co., Ltd.
Development and sale of CATV billing software

JSAT Corporation
Satellite communications

SKY Perfect Communications Inc.
Satellite digital broadcasting

AlphaBridge Corporation
Digital contents delivery storage/services over broadband network

Sumisho Computer Systems Corp.
Data processing services; development and sale of computer software

Sumisho Electronics Co., Ltd.
Sale of office computers, systems, and software

SC ComTex, Inc.
Sale of corporate data communications systems

SC Hightech Corporation
Sale of software designed for semiconductors

G-Plan Inc.
Point e-marketplace

SC Venture Partners & Co.
Consulting of investment and fund management

SC SemiCon Technology Co., Ltd.
Marketing and maintenance of, and consulting for semiconductor manufacturing systems

Sumitronics Corp.
Sale of eletronic products and parts

Asia Business Venture Holdings Pte. Ltd. (Singapore)
EDI, electronic trading service provider

Sumitronics Inc. (U.S.A.)
Sale of electronic machinery and parts

Sumitronics Taiwan Co., Ltd. (Taiwan)
Sale of electronic materials and parts

Sumitronics Asia Holding Pte. Ltd. (Singapore)
Management and operation of Sumitronics group

SC Electronics Korea Ltd. (Korea)
Sale of electronic products and parts

Technoclean Philippines, Inc. (Phillippines)
High-tech cleaning service of clean room garments

Chemical Business Unit

Sumitomo Shoji Chemicals Co., Ltd.
Sale of chemical products

Sumisho Fine Gas Co., Ltd.
Manufacturing and sales of hydrogen and other industrial gases

Goei Shoji Kaisha, Ltd.
Sale of pharmaceuticals, agricultural chemicals, industrial chemicals, and plastics

Summit Pharmaceuticals International Corporation
Dealing with licenses for new medical products

Summit Agro International, Ltd.
Sale of agricultural chemicals, fertilizers, and other materials; sale and leasing of related equipment

Sumisho Plaschem Co., Ltd.
Sale of chemical products

Hokko Bulk Terminal Corporation
Leasing and management of storage facilities for chemicals

Sumitomo Shoji Plastics Co., Ltd.
Sale and trade of plastics

SPS Minerals Technology Sdn. Bhd. (Malaysia)
Pulverization, processing, and sale of feldspar, etc.

Interacid Trading S.A. (Switzerland)
International trade of sulfur and sulfuric acid

Summit Agro Europe Ltd. (U.K.)
Investment in agricultural chemicals in Europe

Summit-Agro Ukraine L.L.C. (Ukraine)
Sale of agricultural chemicals

Cantex Inc. (U.S.A.)
Manufacture and sale of polyvinyl chloride pipes

New Port Bulk Terminal Sdn. Bhd. (Malaysia)
Storage, transportation, and sale of liquid chemicals

Mineral Resources & Energy Business Unit

Sumisho Reftech Co., Ltd.
Manufacture and sale of and technical service for fireproof materials; import and sale of steel-related materials and equipment

Nusa Tenggara Mining Corporation
Investment in and financing of the Batu Hijau copper/gold mine development project in Indonesia

Sumisho Oil Corporation
Sale of petroleum products and operation of gas stations

Sumisho Ekika Gas Kaisha, Ltd.
Sale and distribution of LPG in Honshu and Shikoku

Sumisho Daiichi Sekiyu Gas Kaisha, Ltd.
Sale and distribution of LPG in Hokkaido

Sumisho Kyushu LP-Gas Co., Ltd.
Sale and distribution of LPG in Kyushu

Nippon Nuclear Service Corporation
Nuclear fuel transport and related services and sale of related equipment

Summit Energy Corporation
Power retailing business

Sumisho Coal Australia Pty. Ltd. (Australia)
Investment in Oaky Creek coal mine and other mines

SC Mineral Resources Pty. Ltd. (Australia)
Investments in the North Parks mine in Australia

SC Minerals America, Inc. (U.S.A.)
Development of nonferrous metals exploration and investment in SMMA for the Morenci copper mine in the U.S. and the La Candelaria copper mine in Chile

Consumer Goods & Service Business Unit

Sumisho Nosan Kaisha, Ltd.
Sale of fertilizers and agriculture-related materials

Nittoh Bion Co., Ltd.
Manufacture and sale of fertilizer

SC Fertilizer Investment Co., Ltd.
Fertilizer trade and investment

Sumisho Fresh Meat Co., Ltd.
Sale of beef, pork, and processed meats, including chicken

Chiba Grain Handling Center, Ltd.
Grain storage

Kanazawa German Bakery Co., Ltd.
Production and sale of baked goods

Ryohan Co., Ltd.
Retailing of rice

Summit Oil Mill Co., Ltd.
Manufacture and sale of vegetable oil and oil meal

Yoshihara Oil Mill, Ltd.
Manufacture and sale of vegetable oil and oil meal

SC Foods Co., Ltd.
Import, development, and sale of foodstuffs

Shinko Sugar Co., Ltd.
Sugar refining

Sumifru Corporation
Import and sale of fruits and vegetables

Allied Co., Ltd.
Import of flowers

Summit Inc.
Supermarket chain

Summit Colmo, Inc.
General merchandise store chain

Mammy Mart Corp.
Supermarket chain

Otto-Sumisho Inc.
Mail-order business with Otto-Versand, Germany

Eddie Bauer Japan Inc.
Import and sale of Eddie Bauer brand apparel and goods

Club Créateurs Beauté Japon, Inc.
Mail-order sale of cosmetics

Sumisho Retail Stores Inc.
Drugstore chain

Asahi Medix Co., Ltd.
Drugstore chain and DPE

Pasona Caregiver Inc.
Caregiver service

Sumisho Fine Goods Corp.
Interior designing and installation, import and sales of consumer goods such as furniture for residential and contract use

Sumisho Gourmet Coffee Inc.
Cafe chain

Oriental Diamond, Inc.
Manufacturing and wholesaling of polished diamonds and jewelry

Sumifert Sdn. Bhd. (Malaysia)
Sale of fertilizers

Summit-Quinphos (NZ) Ltd. (New Zealand)
Import and sale of fertilizers in New Zealand

Thai SPF Products Co., Ltd. (Thailand)
Production and sale of SPF pork in Thailand

Summit Specialty Oil Co., Inc. (U.S.A.)
Contracting of vegetable oil crushing and refining in the U.S.

SC Investment Holdings, Inc. (U.S.A.)
Investment in citrus plantation in Florida

Pressa Holding, Inc. (U.S.A)
Investment in hay compressing operation in the U.S.

SC Agri Produce Pty Ltd (Australia)
Investment in hay compressing operation in Australia

Sumitex Hong Kong Limited (Hong Kong)
Sale of textile products and materials

Dalian Huayou Knitting Co., Ltd. (China)
Manufacture and sale of tussah silk sweaters

Materials & Real Estate Business Unit

S.C. Cement Co., Ltd.
Sale of ready-mixed concrete and concrete products

Sumisho Building Materials Co., Ltd.
Sale of building materials

Sumisho Paper Co., Ltd.
Sale of paper products

Seiko Paper Board Manufacturing Co., Ltd.
Manufacture of corrugated paper board

Daiichi Packaging Co., Ltd.
Manufacture and sale of corrugated carton boxes (flexography printed and offset printed)

Kamikawachi Development Co., Ltd.
Owning of golf course (Eastwood Country Club); owning, leasing, of office building and apartments

Yasato Kosan Kaisha, Ltd.
Owning and operating of golf course; Summit Golf Club (Ibaraki Pref.)

Yokohama Izumi Corporation
Owning, leasing, and management of a building complex in Minato Mirai 21

Yokohama City Management Co., Ltd.
Management, operation, and leasing of multi-purpose facilities in Minato Mirai 21

Sumisho Building Management Co., Ltd.
Management and operation of office buildings and shopping centers

Sumisho Urban Kaihatsu Co., Ltd.
Planning, development, management, and operation of shopping centers; microbrewery

Sumisho Tatemono Kaisha, Ltd.
Sale and management of residential properties

Sumisho Estate Co., Ltd.
Management and operation of shopping center in Sendai

SC Properties Co., Ltd.
Ownership and leasing of office buildings and other real estate

Sumisho Development Co., Ltd. (Thailand)
Leasing of apartment and office buildings

P.T. Summitmas Property (Indonesia)
Leasing of office buildings

Financial & Logistics Business Unit

Sumisho Capital Management Co. (Cayman)
Financial services

Digitalnonbank Co., Ltd.
Financial services

Sumisho Materials Corporation
Manufacturing, processing, and trading of precious metals and other products

Summit Finance Co., Ltd.
Financial services

Sumisho Logistics Co., Ltd.
Logistics service provider

Summit Air Service Corporation
Travel agency

Sumitrans (Japan) Corporation
Global logistics provider

All Trans Co., Ltd.
Logistics service provider

Bluewell Corporation
Agent for casualty insurance and life insurance

Sumitomo Corporation Capital Asia Pte. Ltd. (Singapore)
Investment activities in venture businesses and financial services to group companies

Nava Nakorn Distribution Centre Co., Ltd. (Thailand)
Warehousing and distribution services

P.T. Indo Summit Logistics (Indonesia)
Warehousing and distribution services

Dragon Logistics Co., Ltd. (Vietnam)
Integrated logistics services

AR Summit L.L.C. (UAE)
Warehousing and distribution services

Shanghai Huayou International Forwarding Co., Ltd. (China)
Warehousing, distribution and processing

Yangsan International Distribution Center Ltd. (Korea)
International logistics services

Bluewell Insurance (Singapore) Pte. Ltd. (Singapore)
Captive insurance company

Thang Long Industrial Park Corporation (Vietnam)
Development, sales, and operation of industrial estate in Vietnam

P.T. East Jakarta Industrial Park (Indonesia)
Sales, operation, and maintenance of industrial estate in Indonesia

Domestic

S·C Material Co., Ltd.
Scrap-iron yard operation

Fukusaki Coil Center Company, Ltd.
Processing and sale of steel sheets

Sumisho Steel Sheets Works Co., Ltd.
Fabrication and sale of steel products

Sumisho Iron & Steel Corporation
Trading of special steel, wire rods, and steel bars

Daiei Steel Pipe Co., Ltd.
Sale of steel piping, especially seamless type

Nippon Katan Co., Ltd.
Manufacture and sale of hardware for transmitters and automotive parts

Sumisho Textile Company, Ltd.
Processing and sale of textile goods

Tortoise Co., Ltd.
Processing and sale of interior goods and home furnishing to consumers' cooperatives

Sumisho Montblanc Co., Ltd.
Processing and sale of work uniforms and related clothing products

SC Interior Co., Ltd.
Sale and installation of office carpeting, curtains, and other interior products

Sumisho Estem Corporation
Sale and management of residential properties

Sumisho Urban Development Co., Ltd.
Ownership, leasing, and management of shopping center

Osaka Hokko Development Co., Ltd.
Ownership, management, and operations of shopping center in front of Universal Studios Japan

SC Building Management Corporation
Management and operation of office buildings

Reibi Corporation
Management of buildings

SC Machinex Kobe Corporation
Sale of machinery and equipment

Tamashima Sport Plaza Co., Ltd.
Sports club

Mars International Co., Ltd. (Myanmar)
Production and sale of mosquito coils and other household insecticides

Summit Wool Spinners Limited (New Zealand)
Manufacture and sale of wool yarn for carpets

Hokkaido Sekisan Kogyo Co., Ltd.
Macadam production

SC Machinex Tohoku Corporation
Sale of machinery and equipment

Chukyo Kokan Co., Ltd.
Sale of steel piping and other steel materials

Summit FA System Co., Ltd.
Sale of various kinds of machines and equipment

Sumisho Chemicals & Plastics Nagoya Co., Ltd.
Wholesaling of general composite resins and chemicals

SC Machinex Chubu Corporation
Sale of machinery and equipment

Sumisho Material Chugoku Co., Ltd.
Sale of civil engineering and construction steel materials, pottery industry materials, and manufactured goods

Sumisho Infra Service Co., Ltd.
Sale of civil engineering and construction materials

Sumisho Chemicals & Plastics Kyushu Co., Ltd.
Sale of chemicals and related materials in the Kyushu region

Sumisho Management Kyushu Co., Ltd.
Contracting of administrative work and accounting

SC Machinex Kyushu Corporation
Sale of machinery and equipment

Overseas

AB Tube Processing, Inc. (U.S.A.)
Tube processing for airbag inflators

Michigan Steel Processing, Inc. (U.S.A.)
Steel service center (slitting and blanking of steel sheet for automotive industry)

Servilamina Summit Mexicana S.A. de C.V. (Mexico)
Steel service center (processing and sale of steel materials)

Vicksmetal Corporation (U.S.A.)
Steel service center (processing and sale of electromagnetic steel plates for transformers)

Distributor Metals Corporation (U.S.A.)
Sale of stainless steel materials

Premier Pipe, Inc. (U.S.A.)
Distribution of pipes for petroleum industry

Clickstream Capital L.L.C. (U.S.A.)
Investment in venture capital funds

SCOA Capital LLC (U.S.A.)
Investments in buyouts

Diversified CPC International, Inc. (U.S.A.)
Mixing, refining, and sale of aerosol gases

Summit Agriculture Co., Inc. (U.S.A.)
Investment in carnation seedling production and sale

Summit Pulp & Paper Inc. (U.S.A.)
Processing and sale of wastepaper

Treadways Corporation (U.S.A.)
Sale of tires

600 Third Avenue Associates (U.S.A.)
Office building leasing

Summit Chemicals Holding Corp. (U.S.A)
Specialty chemicals trade and sales

Steel Summit Holdings, Inc. (U.S.A)
Steel service center

SCOA Residential L.L.C. (U.S.A)
Investment in house/apartment developments

Atlantic Hills Corporation (U.S.A.)
Investment in residential area development company

SCOA Finance Company (U.S.A.)
Financial services

SCOA Investment Corporation (U.S.A.)
Financial investments

Bluewell (U.S.A.), Incorporated (U.S.A.)
Casualty insurance brokerage and reinsurance

Sumitrans Corporation (U.S.A.)
International intermodal transport

Presidio Venture Partners, L.L.C. (U.S.A.)
Investments in IT ventures

Uniq Distributing Corp. (U.S.A.)
Sale of tiles

SUMMIT Motor Management, Inc. (U.S.A)
Holding and management company of automotive dealership

Pressa Agri GP (U.S.A)
Sale of hay

Summit Chemicals Asia Pte. Ltd. (Singapore)
Trading of and investment in fine chemicals in ASEAN and west Asian regions

Summit Chemicals Europe GmbH (Germany)
Sale of fine chemicals

Others

Sumisho Administration Service Co., Ltd.
Personnel & general affairs service

Four-S Inc.
Information services, including the development of business software as a system integrator

Sumitomo Shoji Financial Management Co., Ltd.
Financial services such as cash management, trade settlement, and accounting services to Sumitomo Corporation and its subsidiaries

Sumisho Lease Co., Ltd.
Leasing

Sumitomo Corporation Capital Europe Plc (U.K.)
Financial services to group companies

Global Network

ASIA

Beijing
Shanghai
Tianjin
Dalian
Chenyang
Qingdao
Jinan
Nanjing
Shengdu
Guangzhou
Shenzhen
Xiamen
Hong Kong
Taipei
Kaohsiung
Seoul
Ulaanbaatar
Bangkok
Singapore
Manila
Kuala Lumpur
Kuching
Kota Kinabalu
Jakarta
Surabaya
Bandung
Medan
Hanoi
Ho Chi Minh City
Vung Tau
Danang
Phnom Penh
Vientiane
Yangon
New Delhi
Calcutta
Mumbai
Chennai
Bangalore
Karachi
Lahore
Islamabad
Colombo
Dhaka
Chittagong
Kathmandu

MIDDLE EAST

Bahrain
Teheran
Istanbul
Ankara
Abu Dhabi
Dubai
Amman
Damascus
Kuwait
Sanaa
Tel Aviv
Doha
Baghdad
Muscat
Riyadh
Jeddah
Alkhobar

EUROPE AND CIS

London
Oslo
Stockholm
Brussels
Rotterdam
Düsseldorf
Paris
Milan
Turin
Madrid
Barcelona
Athens
Warsaw
Krakow
Prague
Vienna
Budapest
Bucharest
Sofia
Moscow
Khabarovsk
Vladivostok
Nakhodka
Yuzhno-Sakhalinsk
St. Petersburg
Kiev
Almaty
Tashkent
Bishkek
Ashgabat
Baku

AFRICA

Algiers
Casablanca
Cairo
Nairobi
Addis Ababa
Dar es Salaam
Lusaka
Harare
Antananarivo
Maputo
Luanda
Abidjan
Dakar
Johannesburg



(As of June 1, 2001)

NORTH AMERICA

New York
Philadelphia
Detroit
Pittsburgh
Washington, D.C.
Atlanta
Chicago
Houston
Denver
Seattle
San Francisco
Portland
Santa Clara
Los Angeles
Vancouver
Calgary
Toronto
Montreal

CENTRAL AMERICA AND SOUTH AMERICA

Mexico City
Monterrey
Guatemala
San Salvador
Managua
Havana
Panama
Quito
Caracas
Port of Spain
Bogota
Lima
Buenos Aires
Santiago
Sao Paulo
Rio de Janeiro
Diadema
Porto Alegre
Recife

OCEANIA

Sydney
Melbourne
Perth
Brisbane
Auckland

Japan

Tokyo
Sapporo
Chitose
Muroran
Hakodate
Sendai
Aomori
Yokohama
Ibaraki
Shizuoka
Hamamatsu
Nagoya
Toyama
Kanazawa
Osaka
Kyoto
Wakayama
Kobe
Himeji
Okayama
Takamatsu
Niihama
Hiroshima
Ube
Kita-kyushu
Fukuoka
Nagasaki
Oshima
Oita
Kumamoto
Kagoshima
Naha



Officers

(As of June 22, 2001)



Shigemi Hiranuma
Executive Vice President

Keitaro Yokohata
Executive Vice President

Naoki Kuroda
Executive Vice President

Takashi Nomura
Executive Vice President

Kenji Miyahara
Chairman of the Board of Directors

Motoyuki Oka
President and CEO

Fumio Wada
Executive Vice President

CHAIRMAN OF THE BOARD OF DIRECTORS

Kenji Miyahara

PRESIDENT AND CEO

Motoyuki Oka

EXECUTIVE VICE PRESIDENTS

Takashi Nomura
Responsible for Internal Auditing Group
Responsible for Legal Group
Responsible for Personnel & General Affairs Group
Responsible for Planning & Coordination Group
Responsible for Finance & Accounting Group
Responsible for Risk Management Group

Fumio Wada
General Manager, Consumer Goods & Service Business Unit
General Manager, Materials & Real Estate Business Unit

Keitaro Yokohata
General Manager, Transportation & Construction Systems Business Unit
General Manager, Media, Electronics & Network Business Unit

Shigemi Hiranuma
General Manager, Metal Products Business Unit

Naoki Kuroda
General Manager, Mineral Resources & Energy Business Unit

SENIOR MANAGING DIRECTORS

Masabumi Kimura
General Manager, Kansai Regional Business Unit

Muneo Shigematsu
General Manager, Financial & Logistics Business Unit

Atsushi Nishijo
General Manager for Americas
Director & President, Sumitomo Corporation of America

Kosaburo Morinaka
General Manager, Machinery & Electric Business Unit

Hironori Kato
General Manager, Chemical Business Unit

MANAGING DIRECTORS

Tsunehiro Ichiki
Assistant General Manager, Mineral Resources & Energy Business Unit

Hideki Yamane
General Manager for China
General Manager, Sumitomo Corporation (China) Holding Ltd.

Kenichi Nagasawa
General Manager, Chubu Regional Business Unit

Koji Nakajima
Assistant General Manager, Consumer Goods & Service Business Unit
General Manager, Textile Div.
Assistant General Manager, Kansai Regional Business Unit

Yuji Tamura
Assistant General Manager, Media, Electronics & Network Business Unit
General Manager, Media Div.

Takaaki Shibata
General Manager for Europe
Director & President.
Sumitomo Corporation Europe Holding Limited
Director, Chairman & President, Sumitomo Corporation Europe Plc

Shuji Hirose
Deputy General Manager, Transportation & Construction Systems Business Unit

DIRECTORS

Shigeki Sato
General Manager, Risk Management Group

Kenzo Okubo
General Manager, Iron & Steel Div., No. 2

Tadahiko Mizukami
General Manager, Logistics & Insurance Div.

Shizuka Tamura
General Manager, Life Science Div.

Masaomi Bando
General Manager, Construction & Real Estate Div.
General Manager, General Construction Development & Coordination Dept.

Noriaki Shimazaki
Senior Assistant to Executive Vice President, Responsible for Planning & Coordination Group
General Manager, Finance & Accounting Group

Nobuhide Nakaido
General Manager, Network Div.
General Manager, e-Business Dept.

Takehiro Yamanaka
General Manager, Tubular Products Div.

Katsuichi Kobayashi
General Manager, Motor Vehicles Business Div.

Sakuo Namba
Executive Vice President, CFO and CAO, Sumitomo Corporation of America

Susumu Kato
General Manager, Personnel & General Affairs Group
General Manager, Planning & Coordination Group

Hiroo Kimura
General Manager, Financial Service Div.

Michio Ogimura
General Manager, Power Project Div.

STANDING CORPORATE AUDITORS

Takehiko Yonezu

Isao Yamamoto

CORPORATE AUDITORS

Hiroshi Maeda

Itsuo Sonobe

Organization

(As of June 22, 2001)

- General Meeting of Shareholders
  - Board of Directors
    - Chairman of the Board of Directors / President and CEO
  - Board of Corporate Auditors

Corporate Group

- Internal Auditing Group
- Legal Group
- Personnel & General Affairs Group
- Planning & Coordination Group
- Finance & Accounting Group
- Risk Management Group

Business Units

- Metal Products Business Unit
- Transportation & Construction Systems Business Unit
- Machinery & Electric Business Unit
- Media, Electronics & Network Business Unit
- Chemical Business Unit
- Mineral Resources & Energy Business Unit
- Consumer Goods & Service Business Unit
- Materials & Real Estate Business Unit
- Financial & Logistics Business Unit

Branches and Offices

Japan
- 3 Regional Business Units
- 3 Offices
- 2 Branch Offices

Overseas
- 3 Branches
- 68 Offices

Subsidiaries

Japan	1
Overseas	42

Corporate Information

(As of March 31, 2001)

Date of Establishment:	December 24,1919	
Paid-in Capital:	¥169,432 million	
Number of Offices*:	Overseas	158 (87 Countries)
	Domestic	35
	Total	193
Number of Consolidated Subsidiaries:	Overseas	331
	Domestic	189
Associated Companies:	Overseas	119
(equity method)	Domestic	88
	Total	727
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Frankfurt	
Fiscal Year ends:	March 31	
Headquarters*:	1-8-11, Harumi, Chuo-ku, Tokyo 104-8610	
Number of Employees:	5,042	
(Total incl. Consolidated Subsidiaries	30,715)	
Homepage Address:	http://www.sumitomocorp.co.jp	

*As of June 1, 2001

Stock Index

Share price on April 30, 1997=100



— TOPIX
— Sumitomo Corporation
150
125
100
75
50
25
0
'97/4
10
'98/4
10
'99/4
10
'00/4
10
'01/4

Stock Price and Trading Volume

(Millions of Shares)



(Yen)
| High and Low · Closing Price
Trading Volume
1,500
1,250
1,000
750
500
250
0
120
100
80
60
40
20
0
'97/4
10
'98/4
10
'99/4
10
'00/4
10
'01/4

		'00/4	5	6	7	8	9	10	11	12	'01/1	2	3	4	5
Stock Price (Yen)	High	1,350	1,280	1,201	1,240	1,040	949	1,030	996	919	833	787	886	920	935
	Low	1,140	943	952	963	913	844	905	790	755	750	707	680	759	851
Trading Volume		41,239	33,549	47,401	28,164	29,712	37,147	29,577	37,909	26,169	30,993	34,446	57,753	43,380	36,185

Note: Above stock prices and trading volume are based on Tokyo Stock Exchange data.

The distinctive *igeta* (well frame) symbol, adopted as the company emblem by Sumitomo Corporation and most other enterprises of the Sumitomo Group, represents a frame placed around wells in old Japan.
The *igeta* emblem symbolizes the fresh, sparkling water gushing from a fountainhead, which forms a mighty river and finally flows into the vast ocean.

For further information contact:
Corporate Communications Dept., Sumitomo Corporation
8-11, Harumi, 1-chome, Chuo-ku, Tokyo 104-8610, Japan
Telephone: 81(3)-5166-3012
Facsimile: 81(3)-5166-6203
E-mail: info@sumitomocorp.co.jp

Sumitomo Corporation

Printed on recycled paper.

Printed in Japan

Annex B 3(f)

33

Sumitomo Corporation

02 AUG -1 AM 9:10

Semiannual Report 2001

Six-month period ended September 30



Sumitomo Corporation and Consolidated Subsidiaries

Financial Highlights

Six-month periods ended September 30, 2001 and 2000	Millions of Yen		Millions of U.S. Dollars
	2001	2000	**2001**
Total Trading Transactions	**¥ 4,834,998**	¥ 4,995,438	**$ 40,630**
Gross Trading Profit	**240,901**	242,979	**2,024**
Operating Income	**42,349**	41,317	**356**
Net Income	**20,302**	32,579	**171**

	Yen		U.S. Dollars
Amounts per Share:			
Net Income			
Basic	**¥ 19.08**	¥ 30.61	**$ 0.16**
Diluted	**18.69**	29.89	**0.16**
Cash Dividends			
Applicable to the Period	**¥ 4.00**	¥ 4.00	**$ 0.03**

As of	Millions of Yen		Millions of U.S. Dollars
	September 30 2001	March 31 2001	**September 30 2001**
Total Assets	**¥ 4,777,892**	¥ 4,950,079	**$ 40,150**
Shareholders' Equity	**597,440**	622,957	**5,021**

- *Prepared on the basis of accounting principles generally accepted in the United States of America.*
- *The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥119=US$1.*
- *See Condensed Notes to Consolidated Financial Statements.*

Concerning Forward-looking Statements

This semiannual report includes "forward-looking statements" so that the investor can better understand a company's future prospects and make informed investment decisions. Since these forward-looking statements are the management's present expectations of future events, they are inherently susceptible to uncertainty and changes in circumstances. Therefore, the reader is advised not to put undue reliance on these statements, and the company is under no obligation-and expressly disclaims any such obligation-to update or alter its forward-looking statements.

Message from the President and CEO



To all shareholders, we thank you for your continued confidence and the exceptional support you always give to us.

On this occasion we wish to express our sincerest condolences to the victims of the September 11 terrorist attacks in the United States and to their families.

We have just conducted an interim closing of accounts for the 134th Fiscal Year, and we would like to report on the general condition of the business etc. for the first half (April 1, 2001 through September 30, 2001).

GENERAL CONDITION OF THE BUSINESS

1. Economic Environment

The global economy had been experiencing a trend toward slower growth ever since the latter part of 2000 due to the softening of demand, notably in the area of U.S. business investment in plant and equipment. But the terrorist attacks of September 11 caused the outlook suddenly to become even more clouded.

Within Japan, the downward trend in both industrial production and plant and equipment investment that started in the second half of last year continued through the period under review, reflecting declines in exports to the United States and to other Asian countries. The effects of this sluggishness gradually spread to the labor market, and consumer spending was basically flat. The Bank of Japan responded with further quantitative monetary policy relaxation.

In the United States, thanks in part to interest rate cuts by the Federal Reserve Board starting early this year, spending on consumer durables and residential investment continued to grow, but plant and equipment investment began to decline, partly in reaction to the surge in investment in information and telecommunications equipment that had continued through last year. This, along with the cooling off of consumer sentiment, caused a clear overall loss of momentum. The September 11 attacks aggravated this tendency, heightening fears of a recession.

The economies of the European Union (EU) also began to lose speed gradually, with the slowdown in the United States resulting in a decline in investment by European businesses.

The weakening state of the U.S. economy also had a clear impact around Asia. The negative effects were especially pronounced in those economies that are heavily dependent on their electronics industries, such as Taiwan and Singapore, where it became necessary to reduce production levels. In China, meanwhile, export growth was slower, but

domestic demand held firm, allowing the country to sustain a relatively high overall growth rate.

2. Management Review

In June this year, President and CEO Kenji Miyahara became chairman of the board, and Senior Managing Director Motoyuki Oka succeeded him as president and CEO. At the same time, we moved our corporate headquarters from Osaka to a new home in Harumi Island Triton Square in Tokyo, marking the start of our New Harumi Age. It was under this new setup that we embarked on implementation of the Step Up Plan, our new medium-term management plan.

The Step Up Plan aims to achieve a dramatic expansion of our profit base through the shifting of our assets to businesses with greater profitability and brighter future prospects and the strategic allocation of our management resources, namely, personnel and capital. In April this year, we implemented our new organizational setup, consisting of nine business units operating on the principles of autonomous management and independent responsibility and a streamlined Corporate Group focusing on core functions. We also introduced a new budgeting system to promote the reallocation of management resources. Taking the fullest advantage of these improvements in our corporate infrastructure, we have started making concrete moves toward dramatically strengthening our profit base.

As part of the Step Up Plan, we have been conducting a two-way campaign that we call "Senryaku no Genba-ka, Genba no Senryaku-ka." This involves (1) conveying the corporate strategy (senryaku) to every site (genba), that is to say, every corner of our organization, for which purpose the president has held meetings with employees at various levels, and (2) incorporating ideas from the various sites in our organization into our strategy. In this way we have been working to enliven our internal communication and foster better teamwork so as to build on the integrated corporate strength that forms the core competence of our company.

As specific examples of our moves to build and expand core businesses and of the results we have achieved during the April–September period under review, our associated company Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator centering on cable television services, which has been using its broadband network to offer Internet and telephone services in addition to cable TV and which has been recording steady growth in its subscriber base, topped the 1-million-household mark in subscribing households this June. Meanwhile, Jupiter Programming Co., Ltd., also multiple system operator, which provides programming for cable TV and satellite broadcasting services, achieved a substantial expansion of its profit base in programming sales through close teamwork with J-COM. In addition, SC Grainger Co., Ltd., which operates a website handling transactions in supplies for factory use, increased its equity capital so as to extend its range to all of Japan.

In the field of retailing directly to consumers, we established Coach Japan, Inc., as a joint venture with Coach, Inc., of the United States, which manufactures and sells deluxe bags and accessories. We have been working to establish the Coach brand in Japan by making full use of our integrated corporate strength, both in the development of a chain of shops with our site-development and logistical capabilities and in tapping our broad base of expertise in retailing.

Together with two subsidiaries, Summit Pharmaceuticals International Corporation and SC BioSciences Corporation, we established a firm to manage a biotechnology venture fund on a scale of ¥10 billion, and we invested some of our own money in this fund, aiming both to earn capital gains and to develop business with the investment target companies.

With concern about the global environment on the rise, we established LNG Japan Corporation as a joint venture with Nissho Iwai Corporation to build our business in the field of liquefied natural gas (LNG), which is seen as the next-generation clean energy source. The new firm started full-fledged operations, including importing LNG and selling it to electric power and gas companies in Japan and providing related investment.

We teamed up with Mitsui & Co., Ltd., to consolidate our business of selling coal for ordinary industrial use in a joint venture, Bussan Sumisho Carbon Energy Co., Ltd., thereby improving our profitability and competitiveness in this field. We have also been working to actively promote tie-ups with other companies in specific businesses.

With respect to the copper trading incident, several civil lawsuits are pending against the Company in the United States; we have been vigorously defending ourselves against these lawsuits aiming at resolving them promptly. The Company has also been making maximum efforts to recover its losses, bringing suits for damages against foreign financial institutions and others that abetted the unauthorized copper trading.

Following the September 11 terrorist attacks, the Sumitomo Corporation Group as a whole conducted appropriate crisis management with the immediate establishment of a countermeasures team to gather information and respond as required. And in tandem with Sumitomo Corporation of America, we acted promptly to offer support, including monetary donations and supplies of water for rescue workers.

3. Consolidated Operating Results for the First Half

The Company's consolidated total trading transaction for the first half of fiscal year 2001 came to 4,834.9 billion yen, down 3.2% from the same period of the previous year. This result reflected, in part the continued withdrawal from less profitable businesses. Gross trading profit slightly decreased by 0.9% to 240.9 billion yen.

By segment, Machinery & Electric, affected by the continuing strong performance in overseas plant project businesses, recorded an increase, as well as Transportation & Construction Systems and Mineral Resources & Energy. However, Chemical decreased due to the slowdown of the PVC conduit business in the U.S.

Operating income increased 1 billion yen from same period of the

previous year to 42.3 billion yen. Selling, general and administrative expenses increased reflecting the expansion of subsidiaries' businesses, however, provision for doubtful receivables improved further.

In other income/expenses, gains on marketable securities and investments decreased from the same period last year. That, together with the settlement received on copper trading litigation being recognized in the first half of the last fiscal year, resulted in net income for the first half of the fiscal year 2001 totaling 20.3 billion yen, a decrease of 12.2 billion yen from last year's first half.

The Board of Directors, meeting on November 7, decided to pay the interim dividend for the first half of fiscal year 2001 at 4 yen per share.

4. Future Prospects and Issues

The economic outlook for the period ahead depends greatly on the course of the international response to the terrorist attacks, including the military action by the United States, and so we cannot get a clear view of the prospects. But unless the sense of uncertainty among consumers and businesses and in the financial markets can be swept away, the attacks seem bound to have a negative impact, both directly and indirectly, on the global economy.

Within Japan, the sluggishness of demand and the persistence of deflation are causing the corporate profit picture to deteriorate, and so plant and equipment investment can be expected to continue declining. Also, the ongoing worsening of the employment situation is likely to cause consumer spending to lag. The recessionary environment is clouding prospects for the structural reform program, including the clearing away of bad loans, and the road to recovery seems certain to be a difficult one.

In the United States, fears of a downturn have been heightened by expectations of decreased demand, particularly from consumer spending, with the impact of the September 11 attacks aggravating a situation in which the adjustment from the previous years of rapid growth was already making itself felt in the labor market as well as elsewhere in the economy.

In the EU, the ongoing decline of plant and equipment investment is expected to dampen economic expansion. Consumer spending may provide some support, but overall growth is likely to decelerate. One point that will gather attention is the economic impact from the start of circulation of euro bills and coins in January 2002.

Elsewhere in Asia, with the deceleration of the U.S. economy set to continue for some time, hopes for export-led recoveries have receded. In China, domestic demand seems set to keep expanding steadily, but sluggishness on the export front will likely cause the pace of growth to slow.

Amidst these challenging economic conditions, we at Sumitomo Corporation will move ahead firmly with implementation of our Step Up Plan, aiming to achieve a consolidated risk-adjusted return* of at least 5% after taxes. For this purpose we must act urgently to strengthen our profit base, and we will further promote the strategic allocation of our management resources. Specifically, we will draw up a business portfolio strategy for each business unit, taking into consideration the profitability and future prospects of each of our fields of operation, and we will allocate our management resources to those fields showing greater prospects for profitability and future growth. In addition we will promote the shifting of resources among business units, also securing the funds and personnel required for large-scale new undertakings on a company-wide basis.

* The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

We will also move ahead with efforts to improve the efficiency of our management. As one such move, we will review the functions and staffing of our Corporate Group, striving to achieve greater profitability by focusing even more closely on core functions and achieving the utmost streamlining and cost cutting.

With respect to corporate governance, recognizing the importance of enhancing the efficiency and soundness of our management and of providing transparency, we will strive to build a flexible and efficient management setup that fully considers global trends and that at the same time builds on the positive aspects of Japan's own management culture.

Through these efforts, we will work to develop Sumitomo Corporation into a truly "high-performance global company." At the same time we will strive to further increase our corporate value and conduct our activities so as to merit our shareholders' good will.

We sincerely request the ongoing support of all our shareholders.

December, 2001



Motoyuki Oka
President and CEO

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Income

Six-month periods ended September 30, 2001 and 2000
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2001	2000	2001
Total trading transactions	¥ 4,834,998	¥ 4,995,438	$ 40,630
Gross trading profit	240,901	242,979	2,024
Selling, general and administrative expenses	(199,358)	(194,650)	(1,675)
Provision for doubtful receivables	806	(7,012)	7
Operating income	42,349	41,317	356
Other income (expenses):			
Interest expense, net of interest income	(7,765)	(9,046)	(65)
Dividends	3,830	3,466	32
Gain on marketable securities and investments, net	12,139	27,670	102
Gain (Loss) on sale of property and equipment, net	831	(157)	7
Other, net	(14,575)	3,350	(123)
Other income (expenses), net	(5,540)	25,283	(47)
Income before income taxes and equity in earnings (losses) of associated companies	36,809	66,600	309
Income taxes	(16,570)	(32,159)	(139)
Income before equity in earnings (losses) of associated companies	20,239	34,441	170
Equity in earnings (losses) of associated companies, net (after income tax effect)	63	(1,862)	1
Net income	¥ 20,302	¥ 32,579	$ 171
Amounts per share	Yen		U.S. Dollars
Net income:			
Basic	¥ 19.08	¥ 30.61	$ 0.16
Diluted	18.69	29.89	0.16
Cash dividends applicable to the period	¥ 4.00	¥ 4.00	$ 0.03

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30, 2001 (Unaudited) and March 31, 2001

	Millions of Yen		Millions of U.S. Dollars
	September 30 2001	March 31 2001	**September 30 2001**
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 228,897	¥ 251,532	$ 1,924
Time deposits	8,034	5,194	68
Marketable securities	14,863	14,877	125
Receivables—trade:			
Notes and loans	317,904	396,661	2,671
Accounts	1,064,455	1,174,220	8,945
Associated companies	167,925	195,120	1,411
Allowance for doubtful receivables	(8,501)	(11,600)	(71)
Inventories	414,551	418,585	3,484
Deferred income taxes	27,709	23,697	233
Advance payments to suppliers	62,853	61,072	528
Other current assets	97,264	97,232	816
Total current assets	2,395,954	2,626,590	20,134
Investments and long-term receivables:			
Investments in and advances to associated companies	269,826	242,516	2,267
Other investments	613,466	704,039	5,155
Long-term receivable	664,502	648,156	5,584
Allowance for doubtful receivables	(96,738)	(95,957)	(813)
Total investments and long-term receivables	1,451,056	1,498,754	12,193
Property and equipment, at cost less accumulated depreciation	722,897	705,344	6,075
Other assets	207,985	119,391	1,748
Total	¥ 4,777,892	¥ 4,950,079	$ 40,150

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30, 2001 (Unaudited) and March 31, 2001

	Millions of Yen		Millions of U.S. Dollars
	September 30 2001	March 31 2001	**September 30 2001**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ **748,672**	¥ 820,534	$ **6,291**
Current maturities of long–term debt	**306,179**	285,764	**2,573**
Payables–trade:			
Notes and acceptances	**193,973**	233,473	**1,630**
Accounts	**709,482**	824,005	**5,962**
Associated companies	**23,370**	51,107	**196**
Accrued income taxes	**9,183**	8,701	**77**
Other accrued expenses	**39,796**	45,473	**334**
Advances from customers	**87,004**	71,462	**731**
Other current liabilities	**116,709**	112,321	**981**
Total current liabilities	**2,234,368**	2,452,840	**18,775**
Long-term debt, less current maturities	**1,844,469**	1,772,856	**15,500**
Accrued pension and severance liabilities	**8,282**	8,113	**70**
Deferred income taxes	**23,712**	24,358	**199**
Minority interests	**69,621**	68,955	**585**
Shareholders' equity:			
Common stock	**169,432**	169,432	**1,424**
Additional paid-in capital	**189,536**	189,536	**1,593**
Retained earnings:			
Appropriated for legal reserve	**17,686**	17,235	**149**
Unappropriated	**277,269**	261,675	**2,330**
	294,955	278,910	**2,479**
Accumulated other comprehensive income	**(56,149)**	(14,728)	**(472)**
Treasury stock, at cost	**(334)**	(193)	**(3)**
Total shareholders' equity	**597,440**	622,957	**5,021**
Total	¥ **4,777,892**	¥ 4,950,079	$ **40,150**

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Statement of Consolidated Shareholders' Equity

September 30, 2001 (Unaudited) and March 31, 2001

	Millions of Yen		Millions of U.S. Dollars
	September 30 2001	March 31 2001	**September 30 2001**
Common Stock:			
Balance, beginning and end of year	¥ **169,432**	¥ 169,432	**$ 1,424**
Additional paid-in capital:			
Balance, beginning and end of year	**189,536**	189,536	**1,593**
Retained earnings appropriated for legal reserve:			
Balance, beginnning of year	**17,235**	16,384	**145**
Transfer from unappropriated retained earnings	**451**	851	**4**
Balance, end of year	**17,686**	17,235	**149**
Unappropriated retained earnings:			
Balance, beginning of year	**261,675**	230,697	**2,199**
Net income	**20,302**	40,344	**171**
Cash dividends paid	**(4,257)**	(8,515)	**(36)**
Transfer to retained earnings appropriated for legal reserve	**(451)**	(851)	**(4)**
Balance, end of year	**277,269**	261,675	**2,330**
Accumulated other comprehensive income (loss):			
Balance, beginning of year	**(14,728)**	28,174	**(124)**
Other comprehensive loss, net of tax	**(41,421)**	(42,902)	**(348)**
Balance, end of year	**(56,149)**	(14,728)	**(472)**
Treasury stock:			
Balance, beginning of year	**(193)**	-	**(2)**
Purchase of treasury stock	**(141)**	(193)	**(1)**
Balance, end of year	**(334)**	(193)	**(3)**
Comprehensive income (loss):			
Net income	**20,302**	40,344	**171**
Other comprehensive income (loss), net of tax:			
Net unrealized holdings gains (losses) on securities available-for-sale	**(48,206)**	(71,298)	**(405)**
Foreign currency translation adjustments	**7,760**	28,396	**65**
Cumulative effect of accounting change	**(1,474)**	-	**(12)**
Net unrealized gains and losses on derivatives	**499**	-	**4**
Comprehensive income (loss)	**(21,119)**	(2,558)	**(177)**

See Condensed Notes to Consolidated Financial Statements.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Statements of Consolidated Cash Flows

Six-month periods ended September 30, 2001 and 2000
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2001	2000	2001
Operating activities:			
Net income	¥ 20,302	¥ 32,579	$ 171
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,435	25,794	273
Equity in earnings (losses) of associated companies, net	(63)	1,862	(1)
Changes in operating assets and liabilities:			
Receivables	111,218	(83,326)	935
Inventories	6,860	(13,884)	58
Payables	(113,950)	77,860	(958)
Other, net	(22,565)	(2,239)	(190)
Net cash provided by operating activities	34,237	38,646	288
Investing activities:			
Changes in:			
Property and equipment	(45,207)	(39,310)	(380)
Loans	49,997	23,617	420
Time deposits	(3,528)	1,230	(30)
Marketable securities	1,283	(21,492)	11
Investments	(9,963)	(16,787)	(84)
Others	(6,636)	19,255	(55)
Net cash used in investing activities	(14,054)	(33,487)	(118)
Financing activities:			
Change in bonds and debts	(40,154)	(14,450)	(337)
Others	(4,781)	(4,119)	(41)
Net cash used in financing activities	(44,935)	(18,569)	(378)
Effect of exchange rate changes on cash and cash equivalents	2,117	(148)	18
Net decrease in cash and cash equivalents	(22,635)	(13,558)	(190)
Cash and cash equivalents, beginning of period	251,532	211,385	2,114
Cash and cash equivalents, end of period	¥ 228,897	¥ 197,897	$ 1,924

See Condensed Notes to Consolidated Financial Statements.

Segment Information

(Unaudited)

Operating segments:

September 30, 2001: Segment	Millions of Yen: Total trading transactions	Gross trading profit	Operating income	Net income	Segment assets
Metal Products	¥ 461,526	¥ 18,984	¥ 5,248	¥ 2,485	¥ 316,338
Transportation & Construction Systems	629,565	39,505	8,690	3,334	697,446
Machinery & Electric	838,181	13,679	789	985	414,797
Media, Electronics & Network	249,925	21,820	1,464	555	295,339
Chemical	220,621	13,832	2,517	1,246	214,168
Mineral Resources & Energy	545,161	15,378	2,209	1,350	252,329
Consumer Goods & Service	460,583	40,647	3,073	689	246,115
Materials & Real Estate	308,910	19,365	4,891	1,805	523,764
Financial & Logistics	53,455	6,791	585	456	112,665
Domestic Offices and Subsidiaries	864,274	27,617	4,012	2,008	607,015
Overseas Offices and Subsidiaries	541,977	30,349	6,312	4,771	480,369
Segment Total	5,174,178	247,967	39,790	19,684	4,160,345
Corporate and Eliminations	(339,180)	(7,066)	2,559	618	617,547
Consolidated	**¥ 4,834,998**	**¥ 240,901**	**¥ 42,349**	**¥ 20,302**	**¥ 4,777,892**

September 30, 2000: Segment	Millions of Yen: Total trading transactions	Gross trading profit	Operating income	Net income	Segment assets
Metal Products	¥ 425,829	¥ 18,467	¥ 4,921	¥ 1,927	¥ 331,974
Transportation & Construction Systems	647,182	37,241	7,876	1,921	660,452
Machinery & Electric	848,553	11,384	(476)	(3,713)	440,089
Media, Electronics & Network	251,016	23,272	3,946	10,990	361,320
Chemical	218,337	15,479	4,729	2,089	225,049
Mineral Resources & Energy	668,339	13,678	1,063	(3,776)	252,091
Consumer Goods & Service	450,106	40,158	3,254	812	269,348
Materials & Real Estate	300,706	20,097	5,338	1,535	524,826
Financial & Logistics	53,495	6,143	355	658	114,497
Domestic Offices and Subsidiaries	968,156	26,503	3,868	1,154	706,008
Overseas Offices and Subsidiaries	536,204	29,425	6,441	4,413	482,888
Segment Total	5,367,923	241,847	41,315	18,010	4,368,542
Corporate and Eliminations	(372,485)	1,132	2	14,569	581,537
Consolidated	**¥ 4,995,438**	**¥ 242,979**	**¥ 41,317**	**¥ 32,579**	**¥ 4,950,079**

September 30, 2001: Segment	Millions of U.S. Dollars: Total trading transactions	Gross trading profit	Operating income	Net income	Segment assets
Metal Products	$ 3,878	$ 160	$ 44	$ 21	$ 2,658
Transportation & Construction Systems	5,290	332	72	28	5,861
Machinery & Electric	7,045	115	7	8	3,486
Media, Electronics & Network	2,100	183	12	5	2,482
Chemical	1,854	116	21	10	1,800
Mineral Resources & Energy	4,581	129	19	11	2,120
Consumer Goods & Service	3,870	342	26	6	2,068
Materials & Real Estate	2,596	163	41	15	4,401
Financial & Logistics	449	57	5	4	947
Domestic Offices and Subsidiaries	7,263	232	34	17	5,101
Overseas Offices and Subsidiaries	4,554	255	53	40	4,037
Segment Total	43,480	2,084	334	165	34,961
Corporate and Eliminations	(2,850)	(60)	22	6	5,189
Consolidated	**$ 40,630**	**$ 2,024**	**$ 356**	**$ 171**	**$ 40,150**

Due to reorganization of business units in April 2001, segment classification has changed in this term.
According to this change, prior year's figures are reclassified to conform with current classification.

Condensed Notes to Consolidated Financial Statements

1. The accompanying condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

The translation of Japanese yen amounts into United States dollar amounts with respect to the six months ended September 30, 2001 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥119=$1, the rate of exchange on September 30, 2001.

2. In June 1998, FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended, in June 2000, by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133." SFAS No.133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No.133 requires, as amended, that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as a part of hedge transaction and, if it is, depending on the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. SFAS No.133, as amended by SFAS No.138, is effective for the fiscal year beginnig after June 15, 2000. The Companies adopted SFAS No.133 and 138 for the year beginnig April 1, 2001. As of April 1, 2001, the adoption of the new accounting resulted in immaterial impact to net income and a decreased to accumulated other comprehensive income of ¥1,474 million ($12 million).

3. The effective rates of income taxes for the two semiannual periods differ from the applicable effective statutory tax rates of 42% for fiscal 2001 and 2000, due primarily to (1) expenses not deductible for tax purposes, (2) operating losses of certain subsidiaries, net of tax benefits realized, (3) lower income tax rates applicable to income in certain foreign countries, and (4) effect of taxation on dividends.

4. Statements of Consolidated Income for fiscal 2001
Gain on marketable securities which were contributed to the company's pension trust, and was offset by the recognition of valuation losses on decline in value of securities available for sale totaling ¥5.25 billion.
Other, net included ¥4.91 billion expenses for a legal settlement compensating for losses related to the copper trading incident occurring several years ago.

5. Condensed Statements of Consolidated Cash Flows for fiscal 2001
Other, net included adjustments of gain on sale of marketable securities and investments and non cash transaction adjustment of establishment of pension trust.

6. Net income per share has been computed using the weighted average number of shares of common stock outstanding during each period.

Average common shares outstandings as of 2001: 1,064,188,928
Diluted common shares outstandings as of 2001: 1,095,884,749

7. On November 7, 2001 the Board of Directors authorized payment of a semiannual interim cash dividend of ¥4.0 ($0.03) per share, or a total of ¥4,257 million ($36 million), to shareholders of record on September 30, 2001.

Corporate Information

(As of September 30, 2001)

Date of establishment:	December 24, 1914	
Paid-in Capital:	¥169,432 million	
Number of Offices:	Overseas (87 countries)	156
	Domestic	35
	Total	191
Number of Consolidated Subsidiaries:	Overseas	336
	Domestic	183
Associated Companies:	Overseas	112
	Domestic	89
	Total	720
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Frankfurt	
Business Term ends:	March 31	
Headquarters:	8-11, Harumi, 1-chome, Chuo-ku, Tokyo 104-8610, Japan	
Number of Employees:		4,920
(Total incl. Consolidated Subsidiaries:		30,810)

For further information contact:

Corporate Communications Dept.,

Sumitomo Corporation
8-11, Harumi, 1-chome,
Chuo-ku, Tokyo 104-8610, Japan

Telephone: 81(3)-5166-3102
Facsimile: 81(3)-5166-6203
E-mail: info@sumitomocorp.co.jp
Website: http://www.sumitomocorp.co.jp/english/

PAUL, WEISS, RIFKIND, WHARTON & GARRISON
外国法事務弁護士事務所
〒100-0011 東京都千代田区内幸町二丁目二番二号富国生命ビル二階
FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (03) 3597-8101 FACSIMILE (03) 3597-8120

外国法事務弁護士事務所
(ニューヨーク法)

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

August 9, 2002

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (original letter dated July 31, 2002).

Dear Ms. O'Brien:

We are U.S. special counsel to Sumitomo Corporation, a company organized as a joint stock company under the laws of Japan (the "Company"). On July 31, 2002, we submitted information to you, on behalf of the Company, with respect to establishing an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act. Enclosed herewith we are submitting to you the following additional information that has been made public by the Company since July 31, 2002:

1. Brief Statements of Quarterly Financial Results dated August 1, 2002 (consolidated basis, US GAAP) [English translation]; and

2. Press Release dated August 1, 2002 [English translation].

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned or Lisa Yano in our Tokyo Office (direct: 011-813-3597-8101, fax: 011-813-3597-8120) or Valerie Demont in our New York office (direct: (212) 373-3076, fax: (212) 757-3990).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Eric J. Smith

Enclosures

For Immediate Release
(This is an English translation of the Japanese original)

August 1, 2002

To Whom It May Concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Issuance of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (hereafter referred to as the "Company") hereby announces that the Board of Directors, at a meeting held on August 1, 2002, resolved a proposal to issue new share acquisition rights as stock options to directors as well as Corporate Officers who qualify under the qualification system of the Company (hereafter referred to as "Company directors and others"), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The specific terms of the stock options issue are as follows:

1. **Type and Number of Shares Subject to New Share Acquisition Rights**
   159,000 of the Company's common shares
   If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

   NUMBER OF SHARES AFTER ADJUSTMENT =
   NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

2. **Total Number of Share Acquisition Rights**
   159 rights (1,000 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 1. above, the same adjustments shall also be made here.)

3. **Issue Price of New Share Acquisition Rights**
   Issued without consideration.

4. **Issue Date of New Share Acquisition Rights**
   August 1, 2002

5. **Amount to be Paid Upon Exercise of New Share Acquisition Rights**
   The exercise price per share shall be JPY 729.
   The amount to be paid for exercising one new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every new share acquisition right, as defined in item 2.

If the Company issues the new shares at a price below market price, the exercise price shall be adjusted using the following formula and then rounded up to eliminate any yen fractions arising from the adjustment. This formula shall not be utilized in circumstances such as the conversion of convertible bonds, the exercise of new share acquisition rights or new share subscription rights, and public stock offerings that have a fair issue price for the stock.

$$\text{Post-Adjustment Exercise Price} = \text{Pre-Adjustment Exercise Price} \times \frac{\text{Number of Shares Already Issued} + \dfrac{\text{Number of Shares Newly Issued} \times \text{Paid-in Price per Newly Issued Share}}{\text{Share Price Before New Issuance}}}{\text{Number of Shares Already Issued} + \text{Increase in Number of Shares Resulting from New Issuance}}$$

Moreover, in the event of a stock split or a reverse stock split, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any yen fractions arising from the adjustment.

6. **Exercise Period**
   The exercise period shall be from April 1, 2003 to June 30, 2007.

7. **Terms of Exercising New Share Acquisition Rights**
   a. In order for Company directors and others to exercise his or her new share acquisition rights, the individuals in question must remain as directors or evaluated to be Corporate Officers under the Company's qualification system at the time of exercise.
   b. Even before expiration of the exercise period, under the following circumstances, new share acquisition rights must be forfeited and the rights in question shall cease to exist.
      i. In situations where the holder of the new share acquisition rights is found to have committed a crime that is punishable by imprisonment or a harsher punishment.
      ii. If the holder of new share acquisition rights passes away.
      iii. If the holder of the new share acquisition rights announces, in writing, the decision to renounce all or part of the new share acquisition rights on company prescribed letterhead.
   c. Any transfer, pledge or other actions of financial affection as well as inheritance of the new share acquisition rights shall not be permitted.
   d. The allotted new share acquisition rights are only allowed to be exercised by the number of shares that is the integral multiple of the number of the rights in question.

8. **Cancellation of New Share Acquisition Rights**
   The Company may cancel the allotment of new share acquisition rights without consideration if the person to whom such rights are allotted becomes unable to exercise the right under the terms stipulated in item 7, part a.

9. **Restrictions on the Transfer of New Share Acquisition Rights**
   Any transfer of new share acquisition rights requires the approval of the Board of Directors.

10. **New Share Acquisition Right Securities**
    When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

11. **Amount Not to be Capitalized of the Exercise Price of New Shares**
    The amount not to be capitalized will be half of the issue price per share as established in item 5. Any yen fractions arising from the calculation shall be discarded.

Furthermore, if any adjustments are made to the issue price, the amount not to be capitalized will be half of the adjusted issue price. Any yen fractions arising from the calculation shall be discarded.

12. Initial Date in Reckoning of New Share Acquisition Right Dividends

The first dividends or interim dividends for shares that have been issued as a result of the holder exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

13. Payment Handling Bank for Exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Main Office
1-2 Yurakucho 1-Chome, Chiyoda-Ku, Tokyo, Japan

14. Location to Request Exercise of New Share Acquisition Rights

Sumitomo Corporation
8-11 Harumi 1-chome, Chuo-Ku, Tokyo, Japan

August 1, 2002

Consolidated quarterly results 2002 (First quarter ended June 30, 2002)

[Prepared on the basis of accounting principles generally accepted in the United States of America]
This is an English translation of the document which is filed to Tokyo Stock Exchange.

02 AUG 15

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
For further information contact:
Keiji Nakajima, Corporate Communications Dept.
Tel. (03)5166-3089
Makoto Nakamura, Accounting Controlling Dept.
Tel. (03)5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the first quarter (April 1, 2002～June 30, 2002)

	Three months ended June 30, 2002	Three months ended June 30, 2001	increase/(decrease)	Year ending March 31, 2003 (Annual Projection)
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Total Trading Transactions	1,975,494	2,071,641	(96,147)	9,500,000
Gross Trading Profit	115,055	114,492	563	520,000
Operating Income	16,781	17,587	(806)	100,000
Net Income	10,309	8,590	1,719	55,000
	As of June 30, 2002	As of March 31, 2002	increase/(decrease)	
Total Assets	4,745,623	4,852,554	(106,931)	
Total Shareholders' Equity	654,113	650,366	3,747	
Shareholders' Equity Ratio	13.8 %	13.4 %	0.4 pt	

Notes 1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the first quarter are not audited by independent public accountants.
3) First quarter : Number of consolidated subsidiaries; 523, Number of equity method applied associated companies; 192
Previous fiscal year : Number of consolidated subsidiaries; 523, Number of equity method applied associated companies; 197
4) Amounts are rounded to the nearest million.

2. Operating results for the first quarter (April 1, 2002～June 30, 2002)

The Companies' "total trading transactions" for the three months ended June 30, 2002 was 1,975.5 billion yen, which was a 5% decrease from the same period of the previous year. "Gross trading profit" increased 0.6 billion yen to 115.1 billion yen. "Operating income" decreased by 0.8 billion yen to 16.8 billion yen, after deducting "selling, general and administrative expenses" and "provision for doubtful receivables."
Including "other income (expenses)", "income before minority interests in earnings of subsidiaries and equity in earnings (losses) of associated companies (after income tax effect)" was 9.7 billion yen, decreased by 0.9 billion yen. However, 2.4 billion yen increase of "equity in earnings (losses) of associated companies, net (after income tax effect)" contributed to the "net income" of 10.3 billion yen, which increased by 1.7 billion yen, or 20% from the same period of the previous year.

<u>Caution Concerning Forward-looking Statements</u>
This report includes "forward-looking statements" so that the investor can better understand a company's future prospects and make informed investment decisions. Since these forward-looking statements are the management's present expectations of future events, they are inherently susceptible to uncertainty and changes in circumstances. Therefore, the reader is advised not to put undue reliance on these statements, and the company is under no obligation — and expressly disclaims any such obligation —to update or alter its forward-looking statements.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of consolidated income

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

	Three months ended June 30, 2002	Three months ended June 30, 2001	increase/ (decrease)	Year ended March 31, 2002
Total trading transactions	1,975,494	2,071,641	(96,147)	9,645,379
Gross trading profit	115,055	114,492	563	487,274
Gross trading profit ratio on total trading transactions	5.82%	5.53%		5.05%
Selling, general and administrative expenses	(97,604)	(96,882)	(722)	(400,839)
Provision for doubtful receivables	(670)	(23)	(647)	1,933
Operating income	16,781	17,587	(806)	88,368
Other income (expenses):				
Interest expense (net of interest income)	(1,726)	(4,532)	2,806	(13,752)
Dividends	2,737	3,188	(451)	6,653
Gain (loss) on marketable securities and investments, net	(688)	4,564	(5,252)	(22,628)
Gain on sale of property and equipment, net	444	530	(86)	2,798
Other, net	(404)	(1,394)	990	21,569
Other income (expenses), net	363	2,356	(1,993)	(5,360)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings (losses) of associated companies	17,144	19,943	(2,799)	83,008
Income taxes	(7,439)	(9,382)	1,943	(32,774)
Income before minority interests in earnings of subsidiaries and equity in earnings (losses) of associated companies	9,705	10,561	(856)	50,234
Minority interests in earnings of subsidiaries, net (after income tax effect)*	(933)	(1,069)	136	(5,227)
Equity in earnings (losses) of associated companies, net (after income tax effect)	1,537	(902)	2,439	209
Net income	10,309	8,590	1,719	45,216

Comprehensive income				
Net income	10,309	8,590	1,719	45,216
Other comprehensive income (loss), (after income tax effect):				
Decrease in unrealized gains on securities available for sale	(4,236)	(2,511)	(1,725)	(34,162)
Increase in foreign currency translation adjustments and other adjustments	1,962	11,887	(9,925)	25,032
Comprehensive income	8,035	17,966	(9,931)	36,086

(Note) * For the FY2002, Minority interests in earnings of subsidiaries is excluded from Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings (losses) of associated companies. The figures for the FY2001 are reclassified accordingly.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed consolidated balance sheets

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(Unit: millions of yen)

Assets	June 30, 2002	March 31, 2002	increase/(decrease)
Current assets:			
Cash and cash equivalents, time deposits, and marketable securities	280,226	290,163	(9,937)
Receivables-trade, less allowance for doubtful receivables	1,425,659	1,513,651	(87,992)
Inventories	384,422	406,615	(22,193)
Other current assets	223,341	204,706	18,635
Total current assets	2,313,648	2,415,135	(101,487)
Investments and long-term receivables, less allowance for doubtful receivables	1,467,566	1,465,937	1,629
Property and equipment, at cost less accumulated depreciation	767,578	776,346	(8,768)
Other assets	196,831	195,136	1,695
Total	4,745,623	4,852,554	(106,931)

Liabilities and shareholders' equity	June 30, 2002	March 31, 2002	increase/(decrease)
Current liabilities:			
Short-term debt and current maturities of long-term debt	1,129,322	1,130,356	(1,034)
Payables-trade	788,271	864,880	(76,609)
Other current liabilities	237,964	225,381	12,583
Total current laibilities	2,155,557	2,220,617	(65,060)
Long-term debt, less current maturities and other liabilities including minority interests	1,935,953	1,981,571	(45,618)
Shareholders' equity:			
Common Stock	169,439	169,439	–
Additional paid-in capital	189,548	189,548	–
Retained earnings	321,665	315,613	6,052
Accumulated other comprehensive income (loss)			
Net unrealized holding gains on securities available for sale	19,622	23,858	(4,236)
Foreign currency translation adjustments and other adjustments	(45,754)	(47,716)	1,962
Treasury stock, at cost	(407)	(376)	(31)
Total shareholders' equity	654,113	650,366	3,747
Total	4,745,623	4,852,554	(106,931)

Sumitomo Corporation and Consolidated Subsidiaries

Condensed operating segment information

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Three months ended June 30, 2002

(Unit: millions of yen)

	Metal Products	Transportation & Construction Systems	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Services
Total trading transactions	210,207	263,740	290,558	79,021	88,670	286,469	208,083
Gross trading profit	8,433	20,525	4,400	7,670	5,322	7,000	21,509
Operating income	2,263	3,326	(1,316)	(980)	261	672	3,757
Net income	1,625	1,807	(398)	(1,610)	(156)	785	2,298
Assets (as of June 30, 2002)	307,041	738,763	416,682	260,662	187,311	256,626	286,844

(Unit: millions of yen)

	Materials & Real Estate	Financial & Logistics	Domestic Regional Business Units, Offices and Branch Offices	Overseas Subsidiaries and Branches	Segment Total	Corporate and Eliminations	Consolidated
Total trading transactions	116,666	27,280	262,040	253,637	2,086,371	(110,877)	1,975,494
Gross trading profit	14,762	3,386	11,529	13,199	117,735	(2,680)	115,055
Operating income	7,462	95	419	487	16,446	335	16,781
Net income	1,556	241	(248)	567	6,467	3,842	10,309
Assets (as of June 30, 2002)	460,362	154,116	562,038	508,518	4,138,963	606,660	4,745,623

Three months ended June 30, 2001

(Unit: millions of yen)

	Metal Products	Transportation & Construction Systems	Machinery & Electric	Media, Electronics & Network	Chemical	Mineral Resources & Energy	Consumer Goods & Services
Total trading transactions	200,914	254,196	321,992	96,821	102,267	255,820	215,580
Gross trading profit	9,285	19,104	4,356	9,278	6,209	7,632	19,775
Operating income	2,762	3,703	(1,729)	23	921	1,244	1,779
Net income	1,501	1,222	(658)	80	124	(179)	631
Assets (as of March 31, 2002)	314,112	738,215	421,239	291,370	204,780	266,705	277,404

(Unit: millions of yen)

	Materials & Real Estate	Financial & Logistics	Domestic Regional Business Units, Offices and Branch Offices	Overseas Subsidiaries and Branches	Segment Total	Corporate and Eliminations	Consolidated
Total trading transactions	141,901	23,760	306,796	275,353	2,195,400	(123,759)	2,071,641
Gross trading profit	10,035	2,995	12,908	14,042	115,619	(1,127)	114,492
Operating income	2,956	(22)	1,369	2,598	15,604	1,983	17,587
Net income	927	260	620	1,712	6,240	2,350	8,590
Assets (as of March 31, 2002)	480,349	152,510	590,681	477,281	4,214,646	637,908	4,852,554